UniCredit Group

07028378

File No. 82 - 3185

RECEIVED NOV 2 8 2007

Messrs.
UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
FILING DESK
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
U.S.A.

Milan, November 21st 2007

Re: Rule 12g3-2 (b) "Home Country Information" exemption

SUPPL

Dear Sirs,

We are pleased to send you, attached, a copy of our "Report on operations during the first half of 2007".

With kindest regards, we remain,

PROCESSED
DEC 0 4 2007
THOMSON
FINANCIAL

Yours faithfully,
UniCredit SpA
Direzione Centrale

Corporate Affairs
Leo

dlw 11/30

UniCredit S.p.A

Sede Sociale
Via Minghetti, 17
00187 ROMA

Direzione Centrale
Piazza Cordusio
20121 MILANO

UniCredit Group

Consolidated First Half Report as at 30 June **2007**

UniCredit S.p.A
Registered Office: Roma, Via Minghetti 17
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: €6,681,330,190.50 fully paid in

Consolidated First Half Report as at 30 June **2007**

Board of Directors, Board of Auditors and External Auditors

Board of Directors

Chairman:	Dieter Rampl
Deputy Chairmen:	Gianfranco Gutty (first deputy chairman) Franco Bellei Fabrizio Palenzona Anthony Wyand
Managing Director/CEO:	Alessandro Profumo
Directors:	Manfred Bischoff Vincenzo Calandra Buonaura Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Max Dietrich Kley Salvatore Ligresti Salvatore Mancuso Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Hans Jürgen Schinzler Nikolaus Von Bomhard Franz Zwickl
Company Secretary:	Lorenzo Lampiano

Board of Auditors

Chairman:	Giorgio Loli
Statutory Auditors:	Gian Luigi Francardo Siegfrid Mayr Aldo Milanese Vincenzo Nicastro
Alternate Auditors:	Massimo Livatino Giuseppe Verrascina

External Auditors

KPMG S.p.A.

UniCredit Group First Half Report

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
. **a dash (-)** indicates that the item/figure is inexistent;
. **two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
. **"N.A."** indicates that the figure is not available.
Unless otherwise indicated, all amounts are in **millions of euros.**

Prefatory Note to the Half Year Report

This First Half 2007 Report complies with CONSOB Issuers' Regulations, §81, and has been prepared under IFRS as indicated by IAS 34 on interim reporting, providing condensed financial statements as prescribed by §10 instead of the disclosure required for annual accounts.

Press releases relating to the significant facts of the period are available in the UniCredit website.

The Report comprises:

- **The Report on Operations**, which uses condensed (reclassified) accounts as presented to the Board on 3 August 2007 for approval of our Quarterly Report as at 30 June 2007[1].
  The Report on Operations contains – as well as commentary on the results for the period already included in the Quarterly Report and other significant events – the further information requested by CONSOB in its circular 6064293 dated 28 July 2006 (i.e., reconciliation of condensed (reclassified) accounts to the official reporting schedules, together with reconciliation of consolidated equity and net profit to the Parent Company's equity and net profit).
- **First Half Accounts**, with comparable 2006 data. As required by IAS 34, balance sheet data is compared with the figures as at 31 December 2006, while profit and loss, changes in shareholders' funds and the cash flow statement are compared with H1 2006, restated following the completion of the Purchase Price Allocation process related to the business combination with HVB Group.
- **The Notes to the First Half Accounts 2007**. These include: the detailed information prescribed by IAS 34, disclosed in line with the accounts schedules, the further information requested by CONSOB, and information considered useful for a correct disclosure of the consolidated situation.
- **Parent Company accounts**, drawn up under IFRS and adopted on 18 September 2007;
- **The Auditors' Report** (KPMG S.p.A.) in limited-scope audit form.

Since the end of the 2006 financial year, the most significant changes in the scope of consolidation related mainly to the HVB Group, with the entry of three subsidiaries in the Retail Division (Planethome AG and its subsidiaries Planethome GmbH and Enderlein) and one Private Banking Division entity (Wealth Management Capital Holding GmbH), and the exit of Indexchange and HVB Payments & Services GmbH. Compared to H1 2006, further significant changes in the scope of consolidation referred to the sale of Splitska Banka on 30 June 2006, Uniriscossioni, 2S Banca and Banque Monégasque de Gestion. For comparison purposes, the condensed income statement also includes the change in individual items over Q2 and H1 2006, scope of consolidation and exchange rates used to translate subsidiaries' income statements being the same.

Please note that 2006 income statement was restated following the completion of the Purchase Price Allocation process, presented with the 2006 Accounts, in respect of the HVB Group business combination, which had a positive impact on the Group's net profit for H1 2006 of 50 million.

The main assets recognised as "Non-current assets and disposal groups classified as held for sale" under IFRS 5 in the balance sheet as at 30 June 2007 were "BPH200", the BPH business to be sold following the agreement with the Polish Authorities, and Istratourist, a subsidiary of Zagrebacka Banka operating in the holiday industry already recognised under this item in March 2007.

Finally, segment reporting is based on the organisational structure adopted since September 2006, viz. the six business Divisions (Retail, Corporate, Private Banking and Asset Management, Markets and Investment Banking, Poland's Markets, and Central Eastern Europe), and provides details of income statement data determining profit before tax. For the Central Eastern Europe and Poland's Markets Divisions, profit after tax is also presented. In H1 2006 segment reporting also presented a split between pre-merger UniCredit Group data (further broken down by Division) and the HVB Group data. In view of this the Divisions' profit and loss figures for H1 2006 have been restated according to the current composition of each Division.

[1] Except for riclassification of certain derivatives from trading to hedging portfolio in the condensed consolidated B/S.

Report on Operations

Main Group Figures

INCOME STATEMENT			(€ million)
	Q2		CHANGE
	2007	2006	
Operating income	13,124	11,970	+ 9.6%
Operating costs	6,593	6,566	+ 0.4%
Operating profit	6,531	5,404	+ 20.9%
Profit before tax	5,621	4,819	+ 16.6%
Net Profit attributable to the Group	**3,607**	**3,093**	**+ 16.6%**

PROFITABILITY RATIOS			
	H1		CHANGE
	2007	2006	
ROE [1]	19.8%	19.0%	+ 0.8
Cost/income ratio	50.2%	54.9%	- 4.7
EVA (€ ml.) [2]	2,073	1,358	+ 715

BALANCE SHEET MAIN ITEMS			(€ million)
	AMOUNTS AS AT		CHANGE
	30.06.2007	31.12.2006	
Total assets	868,687	823,284	+ 5.5%
Loans and receivables with customers	454,132	441,320	+ 2.9%
Deposits from customers and debt securities in issue	502,720	495,255	+ 1.5%
Shareholders' equity	**39,748**	**38,468**	**+ 3.3%**

CAPITAL RATIOS			
	AS AT		CHANGE
	30.06.2007	31.12.2006	
Core Tier 1/Total risk-weighted assets	6.09%	5.82%	+ 0.27
Total regulatory capital/Total risk-weighted assets	10.49%	10.50%	- 0.01

STAFF AND BRANCHES			
	AS AT		CHANGE
	30.06.2007	31.12.2006	
Employees [3]	135,880	137,197	- 1,317
Employees (KFS Group consolidated proportionally)	126,664	127,731	- 1,067
Branches [4]	7,486	7,357	+ 129

RATINGS			
	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1	A+	POSITIVE
Moody's Investors Service	P-1	Aa2	STABLE
Standard & Poor's	A-1	A+	STABLE

1 Annualised data. Calculated on the basis of the average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedge).
2 Economic Value Added, equal to the difference between NOPAT (net operating profit after taxes) and he cost of capital.
3 "Full time equivalent" data, calculated according to a new methodology which does not include unpaid leaves. These figures include all Koç Financial Services Group employees, although such Group is consolidated proportionately.
4 These figures include all Koç Financial Services branches, although such Group is consolidated proportionately. The December 2006 figure has been restated pro-forma to ensure comparability with the subsequent quarterly figures (approximately 90 branches more).

Reclassified Accounts

CONSOLIDATED BALANCE SHEET					(€ million)
	AMOUNTS AS AT			CHANGE	
	30.06.2007	31.03.2007	31.12.2006	AMOUNT	PERCENT
Assets					
Cash and cash balances	4,841	5,766	5,681	- 840	- 14.8%
Financial assets held for trading	205,858	196,472	191,593	+ 14,265	+ 7.4%
Loans and receivables with banks	100,171	93,618	83,715	+ 16,456	+ 19.7%
Loans and receivables with customers	454,132	448,896	441,320	+ 12,812	+ 2.9%
Financial investments	59,956	59,228	59,130	+ 826	+ 1.4%
Hedging instruments	3,438	2,702	3,238	+ 200	+ 6.2%
Property, plant and equipment	8,659	8,569	8,615	+ 44	+ 0.5%
Goodwill	9,996	9,936	9,908	+ 88	+ 0.9%
Other intangible assets	3,148	3,142	3,428	- 280	- 8.2%
Tax assets	7,751	7,947	7,746	+ 5	+ 0.1%
Non-current assets and disposal groups classified as held for sale	2,847	2,657	573	+ 2,274	n.s.
Other assets	7,890	7,527	8,337	- 447	- 5.4%
Total assets	**868,687**	**846,460**	**823,284**	**+ 45,403**	**+ 5.5%**
Liabilities and shareholders' equity					
Deposits from banks	159,085	147,504	145,683	+ 13,402	+ 9.2%
Deposits from customers and debt securities in issue	502,720	495,574	495,255	+ 7,465	+ 1.5%
Financial liabilities held for trading	123,697	118,297	103,980	+ 19,717	+ 19.0%
Financial liabilities designated at fair value	2,994	2,590	1,731	+ 1,263	+ 73.0%
Hedging instruments	3,203	2,942	3,708	- 505	- 13.6%
Provisions for risks and charges	6,676	6,848	6,871	- 195	- 2.8%
Tax liabilities	6,464	6,924	6,094	+ 370	+ 6.1%
Liabilities included in disposal groups classified as held for sale	2,447	2,884	97	+ 2,350	n.s.
Other liabilities	17,265	18,048	17,123	+ 142	+ 0.8%
Minorities	4,388	4,510	4,274	+ 114	+ 2.7%
Shareholders' equity	39,748	40,339	38,468	+ 1,280	+ 3.3%
- Capital and reserves	*34,303*	*36,422*	*30,855*	*+ 3,448*	*+ 11.2%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*1,838*	*2,137*	*2,165*	*- 327*	*- 15.1%*
- Net profit	*3,607*	*1,780*	*5,448*	*- 1,841*	*- 33.8%*
Total liabilities and shareholders' equity	**868,687**	**846,460**	**823,284**	**+ 45,403**	**+ 5.5%**

CONSOLIDATED INCOME STATEMENT					(€ million)
	FIRST HALF		CHANGE		
	2007	2006	€m	PERCENT	ADJUSTED (1)
Net interest	6,425	5,903	+ 522	+ 8.8%	+ 9.9%
Dividends and other income from equity investments	435	375	+ 60	+ 16.0%	+ 14.6%
Net interest income	**6,860**	**6,278**	**+ 582**	**+ 9.3%**	**+ 10.2%**
Net fees and commissions	4,609	4,242	+ 367	+ 8.7%	+ 10.0%
Net trading, hedging and fair value income	1,389	1,257	+ 132	+ 10.5%	+ 11.2%
Net other expenses/income	266	193	+ 73	+ 37.8%	+ 38.4%
Net non-interest income	**6,264**	**5,692**	**+ 572**	**+ 10.0%**	**+ 11.2%**
OPERATING INCOME	**13,124**	**11,970**	**+ 1,154**	**+ 9.6%**	**+ 10.7%**
Payroll costs	-3,861	-3,898	+ 37	- 0.9%	+ 0.5%
Other administrative expenses	-2,291	-2,180	- 111	+ 5.1%	+ 5.5%
Recovery of expenses	135	121	+ 14	+ 11.6%	+ 12.2%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-576	-609	+ 33	- 5.4%	- 4.3%
Operating costs	**-6,593**	**-6,566**	**- 27**	**+ 0.4%**	**+ 1.5%**
OPERATING PROFIT	**6,531**	**5,404**	**+ 1,127**	**+ 20.9%**	**+ 21.8%**
Goodwill impairment	-1		- 1		
Provisions for risks and charges	-114	-143	+ 29	- 20.3%	
Integration costs	-35	-52	+ 17	- 32.7%	
Net write-downs of loans and provisions for guarantees and commitments	-1,075	-1,016	- 59	+ 5.8%	
Net income from investments	315	626	- 311	- 49.7%	
PROFIT BEFORE TAX	**5,621**	**4,819**	**+ 802**	**+ 16.6%**	
Income tax for the period	-1,629	-1,351	- 278	+ 20.6%	
NET PROFIT	**3,992**	**3,468**	**+ 524**	**+ 15.1%**	
Profit (Loss) from non-current assets held for sale, after tax		39	- 39	- 100.0%	
PROFIT (LOSS) FOR THE PERIOD	**3,992**	**3,507**	**+ 485**	**+ 13.8%**	
Minorities	-385	-414	+ 29	- 7.0%	
NET PROFIT ATTRIBUTABLE TO THE GROUP	**3,607**	**3,093**	**+ 514**	**+ 16.6%**	

Notes

Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income.

The First Half 2006 Income Statement has been restated in order to account for the effects of the finalisation of the Purchase Price Allocation with HVB Group

(1) At constant FX and scope of consolidation.

Profit and Loss Account – Quarterly Figures

CONSOLIDATED INCOME STATEMENT						(€ million)
	2007		2006			
	Q2	Q1	Q4	Q3	Q2	Q1
Net interest	3,188	3,237	3,250	3,002	2,942	2,961
Dividends and other income from equity investments	325	110	180	150	268	107
Net interest income	**3,513**	**3,347**	**3,430**	**3,152**	**3,210**	**3,068**
Net fees and commissions	2,334	2,275	2,155	1,951	2,109	2,133
Net trading, hedging and fair value income	559	830	234	431	564	693
Net other expenses/income	141	125	45	96	101	92
Net non-interest income	**3,034**	**3,230**	**2,434**	**2,478**	**2,774**	**2,918**
OPERATING INCOME	**6,547**	**6,577**	**5,864**	**5,630**	**5,984**	**5,986**
Payroll costs	-1,817	-2,044	-2,021	-1,926	-1,948	-1,950
Other administrative expenses	-1,171	-1,120	-1,156	-1,095	-1,057	-1,123
Recovery of expenses	70	65	100	64	66	55
Amortisation, depreciation and impairment losses on intangible and tangible assets	-289	-287	-369	-289	-303	-306
Operating costs	**-3,207**	**-3,386**	**-3,446**	**-3,246**	**-3,242**	**-3,324**
OPERATING PROFIT	**3,340**	**3,191**	**2,418**	**2,384**	**2,742**	**2,662**
Goodwill impairment	-1	0	-9	0	0	0
Provisions for risks and charges	-70	-44	-274	-56	-79	-64
Integration costs	- 19.00	-16	-361	-52	- 52.0	-
Net write-downs of loans and provisions						
for guarantees and commitments	-510	-565	-552	-665	-501	-515
Net income from investments	89	226	108	450	449	177
PROFIT BEFORE TAX	**2,829**	**2,792**	**1,330**	**2,061**	**2,559**	**2,260**
Income tax for the period	-808	-821	-345	-442	-634	-717
NET PROFIT	**2,021**	**1,971**	**985**	**1,619**	**1,925**	**1,543**
Profit (Loss) from non-current assets held for sale, after tax	0	0	0	17	16	23
PROFIT (LOSS) FOR THE PERIOD	**2,021**	**1,971**	**985**	**1,636**	**1,941**	**1,566**
Minorities	-194	-191	-92	-174	-230	-184
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,827**	**1,780**	**893**	**1,462**	**1,711**	**1,382**

Note: Dividends on Equity Instruments held for trading are included in Net trading, hedging and fair value income.

The income statements of the previous quarters have been restated in order to account for the effects of the finalisation of the Purchase Price Allocation with HVB Group

UniCredit Share

SHARE INFORMATION

	H1 2007	2006	2005	2004	2003	2002	2001	2000	1999
Share price (I)									
- maximum	7.646	6.727	5.864	4.421	4.425	5.255	5.865	6.115	5.787
- minimum	6.550	5.564	4.082	3.605	3.144	3.173	3.202	3.586	3.845
- average	7.090	6.161	4.596	4.083	3.959	4.273	4.830	4.376	4.606
- end of period	6.621	6.654	5.819	4.225	4.303	3.808	4.494	5.572	4.924
Number of outstanding shares (millio									
- at period end 1	10,357.9	10,351.3	10,303.6	6,249.7	6,316.3	6,296.1	5,046.4	5,024.2	4,976.2
- shares cum dividend		10,357.9	10,342.3	6,338.0	6,316.3	6,296.1	5,131.1	5,024.2	5,014.2
of which: savings shares	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
- average 1	10,355.6	10,345.2	6,730.3	6,303.6	-	-	-	-	-
Dividend									
- total dividends (I million)		2,486	2,276	1,282	1,080	995	724	649	648
- dividend per ordinary share		0.240	0.220	0.205	0.171	0.158	0.141	0.129	0.129
- dividend per savings share		0.255	0.235	0.220	0.186	0.173	0.156	0.137	0.137

EARNINGS RATIOS

	IAS				Italian GAAP					
	H1 2007	2006	2005	2004	2004	2003	2002	2001	2000	1999
Shareholders' equity (I million)	39,748	38,468	35,199	14,373	14,036	13,013	12,261	9,535	8,644	7,708
Group portion of net profit (I million)	3,607	5,448	2,470	2,069	2,131	1,961	1,801	1,454	1,395	1,287
Net worth per share (I)	3.84	3.72	3.42	2.30	2.21	2.06	1.95	1.89	1.72	1.55
Price/ Book value	1.73	1.79	1.70	1.84	1.91	2.09	1.96	2.38	3.24	3.18
Earnings per share [2] (I)	0.70	0.53	0.37	0.33	0.34	0.31	0.29	0.28	0.28	0.26
Payout ratio (%)		45.6	92.1		60.2	55.1	55.2	49.8	46.5	50.3
Dividend yield on average price per ordinary sh		3.90	4.79		5.02	4.32	3.70	2.92	2.59	2.80

1. The number of shares is net of own shares (19.4 million for 2004 average and 87 million from end-2004 onwards)

2. The H1 2007 figure is annualised

Group Results for First Half 2007

World economy

MACROECONOMIC BACKGROUND

In H1 2007 the world economy maintained a high rate of growth despite a further rebalancing of the main areas' respective rates. The European economy continued to show signs of robust growth with all indicators set fair, though there are signs of a possible slowdown – after the peak seen over the end of 2006 – in Q2 GDP statistics, which foreshadow slackening investment, while private consumption is reviving.

In the US, on the other hand, after very weak Q1 figures indicating annualised growth of 0.6% q/q, mainly due to the continuing fall in investment in residential housing – an annualised reduction of 16.3% q/q – and a decline in net exports, GDP grew again in Q2 at a more usual rate – 4.0% q/q annualised. Worries about the construction sector and the knock-on effects on the financial markets given widespread holdings of subprime mortgage-based instruments continue to affect future growth prospects and the dollar exchange rate – especially vs. the euro, which reached $1.36 at the end of H1.

Also in the US: although manufacturing industry recovered well after a few months' hesitancy towards the end of 2006, the ISM Manufacturing Index stayed above the 50 threshold for the whole of Q2, but private consumption is slack – its annualised growth rate fell from 3.7% q/q in Q1 to 1.4% q/q annualised in Q2, and may continue to shrink in the coming months.

In Europe, by contrast, growth was strong, although it slowed in Q2 2007. In Q1 2007 GDP grew by 0.7% q/q and by 3.1% y/y – only a little less than the 0.9% q/q and 3.3% y/y recorded in Q4 2006. However in Q2 growth was limited to 0.3% q/q and a more modest 2.5% y/y. The slowdown affected all the main countries in the area: in Germany GDP growth was 0.3% q/q and 2.5% y/y, in Italy it was only 0.1% q/q and 1.8% y/y. Austria by contrast is still growing strongly: Q2 GDP was up by 1,0% q/q and 3,7% y/y, i.e., increasing faster than in Q1. Monthly data indicate a continuing favourable trend, though with some indicators of uncertainty: industrial production accelerated in May then recorded 0% growth m/m and was up by 2.4% y/y as against 2.7% y/y in May. Individual countries recorded varied rates of growth in industrial production in June: 5.9% y/y in Germany, 3.8% in Austria, and a 0.2% contraction y/y in Italy. However unemployment continued to decline throughout H1 from the January figure of 7.3% to 6.9% in June.

Despite the persistence of high growth rates and the oil price reaching new heights – it was already over $75 a barrel at the beginning of July – there are still no clear signs of inflationary pressure; European inflation stayed under 2% in June as well – at 1.9% y/y – despite a little jump in German inflation following the VAT increase. The European Central Bank was worried by fast growth in money supply (M3 and lending to the private sector are still growing fast), and raised its rate again to 4.25% at the beginning of June. Long-term yields grew through H1 2007 in line with the continuing favourable trend in the European economy, until there was a sudden flare-up at the beginning of June which took the ten-year benchmark over 4.75% - as against 4.0% at the beginning of 2007 – only to retreat by 30 bps or so and go back below 4.50%.

The countries of central and eastern Europe – after growing particularly strongly in 2006 at an average rate of 6.5% y/y – continued to expand very rapidly in the early months of 2007, only slightly more slowly than in 2006. Investment and private consumption were still the main drivers of economic growth everywhere. Exports also grew in many countries of the region. In Hungary, however, growth was affected by the Government's fiscally restrictive Convergence Programme.

Exchange rates tended to move in the direction of greater strength, despite certain CEE currencies' volatility due to the carry trade. International investors' favourable sentiment towards the region's currencies improved however, especially from the second half of March 2007, not least due to the upward adjustment of the Slovak koruna against the euro within SME 2.

Strong economic growth brought about a gradual emergence of inflation, which induced the region's central banks to adopt more restrictive monetary policies. In particular the Polish and Czech central banks raised their interest rates by 50 and 25 bps in Q2 2007 in order to counter a gradual rise in prices. Inflationary pressures were however especially evident in the Baltic countries and in the Balkans, where restrictive policies took the form of administrative measures and limits on the growth of credit. By contrast, their currencies' strength induced both the Slovak and Romanian central banks to cut their interest rates by 50 and 175 bps respectively in H1 2007.

Banking and Financial Markets Scenario

In Italy – as in the rest of the eurozone – lending volumes grew more slowly in H1 2007, due mainly to a reduction in demand from households and to a lesser extent corporate borrowers. The same trend was seen in Austria and Germany, though with different rates of growth. Italian lending grew by 10% y/y to 30 June 2007 having increased by 10.9% at 31 December 2006. Austrian lending grew by 3.9% vs. 5.5% y/y at 31 December 2006. In Germany total lending fell by 0.8% y/y at 30 June as against a contraction of 0.1% at 31 December 2006. Corporates appear to be the main drivers of demand for credit in these three countries, their borrowing growing much faster than households': in Italy corporate borrowing grew by 12% y/y at 30 June (12.4% at 31 December 2006), in Austria by 6.5% (6.4% y/y at 31 December 2006) and in Germany by 0.7%. Households' demand for credit clearly slowed, mainly residential mortgages under the effect of higher interest rates and the first signs of a weakening in the property market. Only in Austria did residential mortgages grow faster than in the preceding months.

Slower growth was also seen in funding volume, mainly deposits. In Austria and Germany time deposits with terms of up to two years however grew faster given interest rates that are close to market rates – as compared to current account deposits bearing low interest. In Italy total deposits grew by 3.8% y/y at 30 June as against 5.2% at 31 December 2006 and banks' bonds in issue grew by 12.6% vs. 11.4% at 31 December 2006. In Germany deposits grew by 5.2% y/y at 30 June (same growth rate at 31 December 2006). In Austria there was a further small acceleration, with growth of 5.7% at 31 May vs. 4.7% at 31 December 2006.

Banks' interest rates continued to rise – on both loans and deposits – in all three markets, though the spread between the two rates increased more appreciably in Italy and Austria. In Germany loan rates rise with difficulty given the dominance of fixed-rate mortgages.

In Q2 2007 the financial markets more than made up for the losses sustained around the end of March due to the crisis in Asian markets. Only in June was there a slight retreat after the solid gains achieved in April and May. The Italian stock exchange performed least strongly overall. In H1 2007 Morgan Stanley's Capital Index Europe grew by 8.2% over 31 December 2006. Austria's stock exchange index ATX advanced by 9.1% and the Italian index S&P Mib by 1.3%. Germany's DAX 30 performed best of all with an H1 rise of 21.4%. The mutual fund market generally benefited from equities' strong performance, except for the Italian industry which continues to suffer from heavy outflows. Italian funds' stock was still practically unchanged from end-2006 levels – with a 0.2% increase - at 30 June 2007, whereas H1 2007 saw growth of 3.2% in Austria and 8.7% in Germany. H1 2007 net inflows were negative by €20.3 billion in Italy; positive by €2.7 billion in Austria and positive by €27.6 billion in Germany (not including institutional funds).

Main Results and Performance for the Period

In H1 2007 the Group recorded its best results since integration with HVB, thereby exceeding the goals set at the beginning of the year and confirming that it is more than achieving its key objective of creating value for stakeholders. **Operating profit** of €6.5 billion was 20.9% higher than in H1 2006.

Summary results (Euro billions)



6,5
5,4
3,1
3,6
2,1
1,4
Operating Income
Net Profit
EVA
1H06
1H07

Breakdown of operating income (Euro billion)



1,3
1,4
5,9
6,4
1H06
1H07
Other revenues
Net Trading income
Net Comm.
Net interest

Lending and deposits (Euro billions)



430 441 454
275 288 303
233 246 256
Customer loans
Customer Deposits
Assets under Management
31.3.06
31.12.06
31.3.07

Consolidated net profit for H1 2007 totalled €3,607 million, an increase of 16.6%, **ROE** rose to 19.8% from 19% in H1 2006, and **EVA** totalled €2,073 million, an increase of €715 million or 53% over the first six months of the previous year (€1,358 million).

H1 operating profit of €6.5 billion benefited from **revenue** growth (up by 9.6% y/y) with a proper balance between the various income items, as shown by significant increases in net **interest income** (up by 9.3%) as well as **commission income** (up by 10.0%). The most significant contributions in this area came from Markets & Investment Banking (up by 26.5%), Central Eastern Europe (up by 17.6%) and Poland's Markets (up by 13.1%). The increase in **costs** was strictly limited at 0.4% (or 1.5% at constant exchange rates and on a like-for-like basis).

Net interest was €6,425 million an increase of 8.8% y/y (9.9% at constant exchange rates and on a like-for-like basis) mainly due to business volume growth and market interest rate increases, which brought a higher return on own funds invested. Loan and deposit rates increased by less than market rates, which had a positive effect overall, given that the deposit rate spread increase more than offset the unfavourable trend in the loan rate spreads. The largest contributions to growth came from our MIB and CEE divisions.

Loans to customers rose 2.9% in the half-year to €454 billion at 30 June 2007. The main participants in this growth were MIB and Corporate, and to a lesser extent Retail.

The Group consolidated its growth in the areas of consumer credit (up by 23.81% y/y, and by 2.28% year-to-date) and leasing (up by 10.69% y/y and by 14.26% year to date).

Customer deposits excluding securities in issue stood at €303 billion, confirming the growth trend with an increase of 5.3% in the half-year, again thanks to the significant contributions of MIB, Corporate and Retail. The y/y increase was over 10%.

Net commissions and fees totalled €4.6 billion for H1 2007 with a solid gain over H1 2006 of 8.7% (or 10% at constant exchange rates and on a like-for-like basis) mainly thanks to the contributions of CEE (up by 21%), Poland 's Markets (up by 16%), MIB (up by 18%) and Corporate (up by 9%). Good results were achieved on segregated accounts (up by 42%) and bancassurance (up by 19%) while income from payment services (up by 16%) and foreign business (up by 8%) was also significant.

Total commissions from assets under management rose by 9.5% y/y benefiting from the growth trend in assets, which are the source of recurring fees, and from a favourable trend in up-front and performance fees. As at 30 June 2007, the volume of assets managed by the Group's asset management companies totalled €256 billion, a 4.1% increase since the beginning of 2007 and a marked increase of 9.8% over the last 12 months, while net inflows totalled €3.7 billion year to date thanks to the contributions of all the markets in which the Group operates.

NET FEES AND COMMISSIONS				(€ million)
	Q1		CHANGE	
	2007	2006	AMOUNT	PERCENT
Asset management, custody and administration:	2.317	2.184	+ 133	+ 6,1%
segregated accounts	*173*	*122*	*+ 51*	*+ 41,8%*
management of collective investment funds	*1.208*	*1.162*	*+ 46*	*+ 4,0%*
insurance products	*330*	*278*	*+ 52*	*+ 18,7%*
securities dealing, placement and other services	*606*	*622*	*- 16*	*- 2,6%*
Current accounts, loans and guarantees	948	919	+ 29	+ 3,2%
Collection and payment services	761	659	+ 102	+ 15,5%
Forex dealing	310	286	+ 24	+ 8,4%
Other services	273	194	+ 79	+ 40,7%
Total net fees and commissions	**4.609**	**4.242**	**+ 367**	**+ 8,7%**

Trading, hedging and fair value income reached €1,389 million (up by 10.5% y/y), due to fair value measurement of our option on Generali stock, which had a positive impact of €78 million (the June 2007 negative €40 million as against the December 2006 negative €118 million and positive €42 million in June 2006). Net of that effect, growth was 4.6%, due essentially to the MIB division's strong market activities.

Operating costs increased from H1 2006 (up by 0.4%) due to benefits flowing from application of the new Italian regulation on TFR or employee severance pay, and the release of provisions for pension liabilities in Austria. Excluding these effects, operating costs rose by 4.4% with a 5.8% increase in payroll costs due primarily to the performance bonuses (mainly in the MIB and Asset Management divisions). **Other administrative costs** rose by 5.1% over H1 2006 due to the rapid and marked expansion of the branch network in the CEE Division (especially in Russia) and the outsourcing of certain back office services, partly offset by a 5.4% reduction in amortisation and depreciation, mainly in relation to IT assets and properties in Germany and Austria.

FTE (full-time equivalent) staff numbers were 135,880 at 30 June 2007[2], or 1,317 fewer than at the end of 2006.

This change was due to the following factors:

- Rightsizing in Corporate Centres, in GBS, in CEE countries (excluding Russia and Turkey) and in the retail business (for a total of 1,535 employees);
- Outsourcing operations and companies leaving the Group (a reduction of 1,585);
- Inclusion of new companies in the scope of consolidation (increase of 350);
- Growth initiatives, mainly in Russia and Turkey (increase of 783) and the Italian Retail division (increase of 188), due to the expansion of the branch network, and growth in the Corporate division (increase of 396) due to the centralisation of leasing and Global Financial Services.

Overall, the **cost/income ratio** improved by about 5 percentage points dropping from 54.3% to 50.2% for the half year, once again demonstrating the Group's ability to expand harmoniously and effectively.

These excellent operating results were matched by favourable performance in the area of credit risk. **Net write-downs of loans and provisions for guarantees** declined from the previous period (down by 2.9%) net of the impact of the Purchase Price Allocation, (up by 5.8% if included) mainly due to significant reductions in the Retail divisions in Italy and Germany and in CEE.

---

[2] Data calculated with the KFS Group, which is consolidated proportionately, fully included. The data are stated adopting a different methodology than that published in the 2006 Annual Report, excluding unpaid absences.

The **cost of risk** (calculated as the ratio of net write-downs of loans and provisions for guarantees to average RWA for credit risk) stood at 0.53% for the half year, a reduction of 3 bp from 2006 due to the positive contribution of all geographical areas as confirmation of organic and balanced growth.

Credit asset quality figures as at 30 June 2007 showed that in comparison to the situation at the end of 2006, and in line with trends seen Q1 2007, there was a significant reduction in impaired loans recorded in the accounts in terms of both absolute value, which dropped from €14.3 billion in December 2006 to the current level of €12.3 billion, and as a percentage of total loans (which declined from 3.23% to 2.72%), due not least to a sharp reduction in restructured loans. The most noteworthy improvements came from Germany and Poland.

IMPAIRED LOANS TO CUSTOMERS (by type)						(€ million)
	NON-PERFORMING LOANS	DOUBTFUL LOANS	TOTAL	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS
As at 30.06.2007						
Face value	17,995	4,513	**22,508**	2,941	915	**26,364**
as a percentage of total loans	*3.83%*	*0.96%*	***4.79%***	*0.63%*	*0.19%*	***5.61%***
Writedowns	11,446	1,354	**12,800**	1,087	135	**14,022**
as a percentage of face value	*63.6%*	*30.0%*	***56.9%***	*37.0%*	*14.8%*	***53.2%***
Carrying value	6,549	3,159	**9,708**	1,854	780	**12,342**
as a percentage of total loans	*1.44%*	*0.70%*	***2.14%***	*0.41%*	*0.17%*	***2.72%***
As at 31.12.2006						
Face value	17,698	4,847	**22,545**	4,394	1,016	**27,955**
as a percentage of total loans	*3.87%*	*1.06%*	***4.93%***	*0.96%*	*0.22%*	***6.12%***
Writedowns	10,886	1,259	**12,145**	1,388	146	**13,679**
as a percentage of face value	*61.5%*	*26.0%*	***53.9%***	*31.6%*	*14.4%*	***48.9%***
Carrying value	6,812	3,588	**10,400**	3,006	870	**14,276**
as a percentage of total loans	*1.54%*	*0.81%*	***2.36%***	*0.68%*	*0.20%*	***3.23%***

Another significant indicator was the trend in coverage ratios which rose from 48.9% in December to the current level of 53.2% of total impaired loans (up by 4.3%) and from 61.5% to 63.6% of non-performing loans (up by over 2%) confirming the effectiveness of the risk-containment and increased coverage policies adopted by the Group, especially outside the Italian market.

Profit before tax totalled €5.6 billion for H1 2007, and rose sharply (by 16.6%) over H1 2006 despite the lower contribution of investment income (€315 million compared to €626 million, a 49.7% decline), which reflected the only significant capital gain in the form of the sale of HVB's stake in Munich Re.

Net profit attributable to the Group in H1 2007 stood at €3,607 million, an increase of 16.6% over H1 2006.

The **Core Tier 1 Ratio** rose to 6.09% (from 5.82% as at 31 December 2006) and the **Total Capital Ratio** remained largely unchanged (10.49% compared to 10.50% at the beginning of the year).

Contribution of divisions to Group Results

The Divisional results for H1 2007 bear out the fact that the Group's business portfolio is well balanced.

Almost all Divisions posted double-digit annual increases both in terms of the operating profit and profit before tax.

Marked improvements were achieved, in short, by all business areas in terms of cost/income ratios and creation of value.

KEY FIGURES	RETAIL	CORPORATE	PRIVATE BANKING & ASSET MANAGEMENT	MARKETS & INVESTMENT BANKING	POLAND MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL (€ million)
OPERATING INCOME								
H1 2007	4,094	2,530	1,273	2,216	1 172	1,577	262	13,124
Change over H1 2006	*+4.3%*	*+6.1%*	*+7.0%*	*+26.5%*	*+13.1%*	*+17.6%*	*-23.4%*	*+9.6%*
Operating costs								
H1 2007	-2,570	-798	-648	-848	-535	-790	-404	-6,593
Change over H1 2006	*-3.3%*	*+0.5%*	*+0.0%*	*+9.8%*	*+3.3%*	*+10.3%*	*-12.0%*	*+0.4%*
OPERATING PROFIT								
H1 2007	1,524	1,732	625	1,368	637	787	-142	6,531
Change over H1 2006	*+20.5%*	*+8.9%*	*+15.3%*	*+39.6%*	*+23.0%*	*+25.9%*	*n.s.*	*+20.9%*
PROFIT BEFORE TAX								
H1 2007	1,140	1,365	621	1,591	626	685	-407	5,621
Change over H1 2006	*+38.0%*	*+7.2%*	*+16.3%*	*+52.7%*	*+32.3%*	*+34.8%*	*n.s.*	*+16.6%*
EVA								
H1 2007	423	425	378	721	215	313	-402	2,073
Change over H1 2006	*+204*	*+101*	*+82*	*+266*	*+61*	*+129*	*-129*	*+715*
Cost/income ratio								
H1 2007	62.8%	31.5%	50.9%	38.3%	45.6%	50.1%	154.2%	50.2%
Change over H1 2006	*-50 bp*	*-17 bp*	*-36 bp*	*-58 bp*	*-44 bp*	*-33 bp*	*n.s.*	*-46 bp*
Employees (1)								
as at 30 June 2007	35,285	9,131	5,715	3,203	25,526	37,158	19,852	135,880
Change over 31 December 2006	*+461*	*+433*	*+87*	*-15*	*-120*	*-407*	*-1,756*	*-1,317*

(1) Full time equivalent. KFS Group, which is consolidated proportionately, is here included at 100%.

Retail Division

UniCredit Retail Division aims to meet the financial needs of mass-market customers, affluent individuals, and small businesses in Italy, Germany and Austria. The Division pools and leverages all the Group's retail banking expertise and places it at the disposal of all our customers, wherever they live and work. This will lead to rapid and sustained growth in the European market, which in just a few years has seen substantial changes in terms of increasing competition and monetary and fiscal policy.

Financial Performance

In H1 2007 the Retail Division's **profit before tax** was €1,140 million, representing an increase of €314 million over H1 2006 or 38% y/y with different contributions from each country. Italy accounted for 62% of total operating income but generated 75% of the Division's operating profit, while the ongoing restructuring process launched in Germany and Austria in 2006 started to generate substantial benefits, notably in terms of reductions in operating cost and cost of risk.

Income Statement (€ million)

RETAIL DIVISION	H1 2007	H1 2006	CHANGE %	2007 Q2	2007 Q1	2006 Q2	CHANGE % ON Q2 '06
Operating income	4,094	3,924	+ 4.3%	2,049	2,045	1,966	+ 4.2%
Operating costs	-2,570	-2,659	- 3.3%	-1,269	-1,301	-1,334	- 4.9%
Operating profit	1,524	1,265	+ 20.5%	780	744	632	+ 23.4%
Net write-downs on loans	-382	-412	- 7.3%	-162	-220	-218	- 25.7%
Profit before tax	1,140	826	+ 38.0%	609	531	402	+ 51.5%

Balance Sheet (€ million)

RETAIL DIVISION	AMOUNTS AS AT 30.06.07	31.03.07	31.12.06	CHANGE ON DEC '06 AMOUNT	%
Loans to customers	141,028	139,042	138,838	2,190	+ 1.6%
Customer deposits (incl. Securities in issue)	152,026	143,961	146,181	5,845	+ 4.0%
Total RWA	90,515	90,738	90,026	489	+ 0.5%
RWA for Credit Risk	89,223	89,359	88,611	612	+ 0.7%

Key Ratios and Indicators

RETAIL DIVISION	H1 2007	H1 2006	CHANGE AMOUNT	%
EVA (€ million)	423	220	203	+ 92.7%
Absorbed Capital (€ million)	5,324	5,238	86	+ 1.7%
RARORAC	15.90%	8.39%	751bp	
Operating Income/RWA (avg)	9.05%	8.65%	40bp	
Cost/Income Ratio	62.8%	67.8%	-499bp	
Cost of Risk	0.86%	0.92%	6bp	

Staff Numbers

RETAIL DIVISION	AMOUNTS AS AT 30.06.07	31.03.07	31.12.06	CHANGE ON DEC '06 AMOUNT	%
Full Time Equivalent	35,295	34,830	34,834	461	+ 1.3%

Income growth was driven by the increase in net interest income thanks to improved volumes and higher interest rates (in the half year one-month Euribor rose by 124bp over H1 2006). In addition, thanks to cost control, costs were reduced and fell by 3.3% in H1 2007.

Operating income grew 4% y/y in H1 2007 to €4,094 million, mainly driven by higher net interest income (up by 7% y/y to €2,475 million, the main contribution coming from Italy where the item rose by 13% y/y). Net fees and commissions grew by 1%, the largest component being recurring fees as opposed to up-front commissions, thanks not least to a good performance by both Germany and Austria (up by 5% y/y and 7% y/y respectively).

UniCredit Banca continued its successful marketing initiatives to broaden its customer base in Italy and increase total financial assets. Thanks to "*Trasloco Facile*", an marketing scheme launched in Q1 2007 which offers new customers free account transfer services by covering the account closure charges with their existing bank, a total of over €800 million new financial assets were acquired in H1 2007, of which over €500 million in Q2 2007.

"*Genius Ricaricabile*" – the first top-up current account offering free banking services to customers meeting specified requirements – continued to sell well: in the first six months of the year 35,000 new accounts were opened, of which 25,000 in Q2 2007. New current accounts continued to grow (over 95,400 new accounts year to date) as well as new customer acquisitions (79,000 at end-June, of which 43,000 since the beginning of April).

In other key Retail businesses, cooperation between UniCredit Banca and **Banca per la Casa**, UniCredit's residential mortgage arm, generated €5.4 billion of new business in H1 2007, an increase of 2% y/y. The Italian Retail Division attained a new residential mortgage market share of over 17%, according to Banca d'Italia, improving its performance by 0.35%. In terms of sales channels, in H1 2007 the branches contributed new business of €2.1 billion (up by 41% y/y), and partnerships €3.3 billion. In order to improve its competitive edge, at the end of May the Retail Division launched its Premium mortgage range (*Mutuo Premium*), which offers a loyalty bonus allowing clients to benefit from spread reductions over time provided that repayments are kept up and are on time. This is the first loyalty mortgage product launched in the Italian market.

Thanks to synergy with **Clarima**, UniCredit's consumer credit arm, new loans issued by the Italian Retail Division reached a market share of 6.3% at the end of June 2007, according to Assofin. In H1 2007 new business in personal loans, consumer loans, credit cards and salary-guaranteed loans reached €2 billion, up by 18% y/y, achieving double-digit growth in both captive (20%) and non-captive channels (14%). The penetration of personal loan insurance products in Italy remained stable at 60%. In terms of products, in H1 2007 new personal loans (including consumer finance) exceed €1 billion (up by 13% y/y); credit card transactions reached €840 million (up by 23% y/y) with over 1.5 million new cards issued (up by 22% y/y), of which almost 1 million revolving (up by 18% y/y). In June two new products were launched adding to our large-amount personal loan lines, accounting for 5% of total sales in the first month only. These are a general purpose Top Loan and a First Loan for our Personal Banking customers. In line with our drive to better diversify our distribution model, we opened new Clarima Corners within selected UniCredit Banca branches, offering loans and mortgages. The 146 Branches where Clarima Corners were opened in Q2 2007 showed a 37% increase in production y/y. Spread over the total number of branches (226, of which 18 "specialist branches" and 208 "general branches") with Corners open since the beginning of the year, the increase was 29%.

In Germany, **HVB** deposits showed healthy growth thanks to the continuing success of our *Willkommenskonto*, winning another 125,000 new customers in H1 2007. Sales focused on investment products: among lead product sales of €2 billion, the performance of the *Favorite certifikate* (sales of €500 million from sales), the *HVB Relax Express Continental Star certifikate* (sales of €175 million) and the *Best of funds certificate* (sales of €110 million) stands out. In the consumer credit segment, Clarima Germany launched innovative credit cards for HVB customers, among which the new HVB Flexicard which has already achieved excellent results.

In order to gain market share within the 2 million Turkish population living in Germany, HVB launched a new partnership with Yapi Kredi, our Turkish bank created by the merger of Yapı Kredi Bankası and Koçbank. This cooperation led to an offering of products and services tailored to the needs of our Turkish customers, which are currently available in Munich, Stuttgart, Cologne and, starting from H2 2007, in other German cities.

In Austria, our H1 2007 initiatives mainly focussed on investment products. In May **BA-CA** launched *OsteuropaGarantie*, a capital-protected mixed fund investing in Eastern European markets and achieved sales of €360 million - a sizeable market share for Austria. A further top-selling product was *SprinterGuarantee*, a capital-protected bond linked to a basket of 20 international equities, which achieved sales of €130 million. In addition, in March we launched a new asset management product known as *FokusInvest* offering three different investment profiles. At the end of June *FokusInvest* assets under management grew to €160 million, boosting the increase in the sale of asset management products to €380 million (an increase of 25% y/y).

At the end of June 2007 Retail Division costs were 3.3% lower than H1 2006. The decrease was 1% in Italy and Germany and 13% in Austria thanks to the excellent outcome of its cost management programme which allowed it to cut payroll costs by 11% and other administrative expense by 15%. In Q2 2007 Italy benefited from the effects of the TFR (severance pay) reform in the amount of €68 million.

At 30 June 2007 the number of full-time equivalent (FTE) staff in service was 461 higher than in December 2006 due to the impact of organic growth plans in Italy (over 350 FTE including UniCredit Banca's new portfolio managers and temporary staff and Clarima Germany branch staff), plus approximately another 210 FTE due to the transfer of risk department staff from Corporate Centre Risk Management to the German Retail Division.

The H1 2007 **cost/income ratio** fell to 62.8% (i.e., by 4.99% y/y), as a combined result of higher revenues and improved cost efficiency. The cost/income ratio was also substantially lower (by over 3.30%) net of the impact of the severance pay reform on payroll costs.

These components together generated H1 2007 operating profit of €1,524 million (an increase of 20% y/y).

At the end of June 2007 Net **provisions** were 7% lower following robust improvements in Italy – not least thanks to the improved quality of consumer finance loans - and a stable situation in Germany and Austria, benefiting the **cost of risk**, which stabilised at 0.86% (down by 0.06% y/y).

Retail Division **customer loans** were €141 billion (up by 2% over 31 December 2006), while **customer deposits**, including securities in issue, grew by 4% over year-end 2006 to €152 billion.

The Retail Division's **EVA** at 30 June 2007 was €423 million (up by 93% y/y) and **RARORAC** was 15.9% (up by 7.51% y/y) thanks to increased RWA productivity (operating income/average RWA was 0.4% higher than in H1 2006) and RWA largely stable thanks not least to capital enhancement transactions carried out during the period (UniCredit Banca's RMBS4 - securitisation of residential mortgage loans with a face value of €3.9 billion).

These buoyant financial results were attributable inter alia to our unflagging focus on customer loyalty. In Q2 2007 customer satisfaction levels (measured by our "TRI*M index")[3] were positive in all three countries, but especially in Italy, where the TRI*M index showed a substantial improvement over Q1 2007, in the 'affluent' customer segment (up from 57 to 61 and by 7 points over December 2006) and Small Business segment (up from 59 to 62 and by 7 points over December 2006).

Breakdown of Lines of Business and Divisional Strategy by Business and Region

Looking at H1 2007 total customer financial assets, we see that indirect deposits (assets under management and assets under administration) accounted for 72% of financial assets in Italy, while the client portfolio mix in Germany and Austria is only now starting to change (44% Direct Deposits, 27% AuM and 29% of AuA in Germany and 62% Direct Deposits, 24% AuM and 14% AuA in Austria, respectively), as customers in these two countries generally have a higher savings rate. In Italy the increase in customers' financial assets net of market impacts was €3.7 billion, up by 2.4% year-to-date.

[3] The **TRI*M Index** measures customer loyalty based on the weighted average of scores given to the Company by respondents on 4 main retention indicators, 2 of which relate to satisfaction levels (overall satisfaction and likelihood to recommend) and 2 to loyalty (likelihood to repurchase and competitive advantage).

The mix of customer loans was different from country to country. In all three countries residential mortgages accounted for the highest percentage: 65% of lending in Italy, 58% in Germany and 44% in Austria. Short-term loans to small businesses were higher in Italy, where they accounted for 51% of commercial loans, while in Austria they accounted for 22% and in Germany for only 6%.


Customer Total Financial Assets
June 2007
€ billion
161.2
Direct deposits
45.3
AUM
62.1
AUC
53.7
57.8
25.2
15.6
17.0
51.6
31.9
12.7
7.0
Italy
Germany
Austria
Share of total
59.6%
21.4%
19.0%


Total loans to customer
June 2007
€ billion
Other
SB M/L term
SB short term
Consumer credit
Households mortgages
9.5
25.9
44.8
0.9
20.0
3.2
0.9
8.8
Italy
Germany
Austria
Share of total
32.2%
14.4%

Corporate Division

Corporate banking market services and solutions for small, medium and large business enterprises

The Group's Corporate Division serves mainly clients with an annual turnover higher than €3 million providing a range of dedicated products and services. Transfer of best practices developed in each country is one of the main strategies of the Corporate Division in order to become the preferred partner for corporates, and to better meet its customer base requirements. Within the frame of this strategy, during the last quarter, UniCredit Group combined its national leasing companies in Germany, Italy and Austria along with the companies within the CEE Division (Central and Eastern Europe) under a leasing sub-holding company (UniCredit Global Leasing S.p.A. which will operate within the Corporate Division. Following the establishment of the Global Financial Services line, the leasing sub-holding company is the second global business segment to be set up within the Corporate Division, and is among the leading leasing companies in Europe in terms of volume of new business.

Commercial and Financial Performance

During the first half of 2007 given the continuous improvement in revenues and the steady control of costs the Corporate Division shows better than expected results in all operating and financial metrics.

Given the good trend of **Net Interest Margin** (up by 5.5% y/y) and the strong performance of **Net non Interest income** (up by 7.4% y/y), **total revenues** grew by 6.1% y/y to €2,530m (up by € 145m y/y). In spite of fierce competition in the various domestic markets, the increase in interest margin was driven by strong growth of loans and deposit volumes from customers (including debt securities in issue) and by the positive trend of leasing subsidiaries. The good performance of **Net non-interest income** was mainly due to an increase in derivatives and securities services in Germany, to leasing in all geographies and to corporate finance in UBI UniCredit Banca d'Impresa. The growth of fee-based revenues was partially offset by a fall in trading profits in Italy.

Income Statement							(€ million)
	H1		CHANGE	2007		2006	CHANGE
	2007	2006	%	Q2	Q1	Q2	%
CORPORATE DIVISION							ON Q2 '06
Operating income	2,530	2,385	+ 6.1%	1,289	1,241	1,198	+ 7.6%
Operating costs	-798	-794	+ 0.5%	-399	-399	-402	- 0.7%
Operating profit	1,732	1,591	+ 8.9%	890	842	796	+ 11.8%
Net write-downs on loans	-370	-336	+ 10.1%	-193	-177	-164	+ 17.7%
Profit before tax	1,365	1,273	+ 7.2%	685	680	635	+ 7.9%

Operating costs slightly increased by 0.5% (4 million y/y). Given the effects of the expansion strategy, payroll costs increased by € 6 million even if this was partially offset by a June 2007 one-off gain due to Italian TFR reform. In spite of movements in the value of intangible and tangible fixed assets reflected in higher write-downs on investments (mainly arising from the growth in operating leases) the effective control of other administrative expenses at division level leads to a decrease in **Other operating costs** by €2 million (-0.5% y/y).

Net write-downs on loans and provisions increased by €34 million to €370 million (10.1% y/y).

Given the above mentioned trends **Profit from ordinary activities** rose to €1,365 million (or 7.2% and by € 92 million y/y).

The division closed the H1 2007 with an increase in **EVA** (up by 31.4% H1 2007 vs H1 2006) as well as in **RARORAC** (up by 180bps H1 2007/H1 2006) which confirms the Top Management's strong commitment to value creation.

Both trends are due to the very good performance of **Non Interest Income** (driven by net fees and commissions, +9% H1 2007 vs H1 2006), to the growth of deposits in all areas and also to the action taken to optimise **capital absorption** (up by 3.3% H1 2007 vs H1 2006) and for reducing non profitable businesses in different countries and customer segments.

The further improvement in **Operating Income/RWA ratio** (up by 14bps H1 2007/H1 2006) was sustained by control of RWA growth (up by 4.2% vs Dec'06) and by focus on non interest bearing revenues (+7.4% H1 2007 vs H1 2006).

Given the strong performance of total revenues during the first half 2007 (up by 6.1% H1 07/H1 06) and thanks to cost control (up by 0.5% H1 2007/H1 2006), the **cost-income ratio** decreased by about 175bps and reached levels of excellence at 31.5% at 30 June 2007.

Key Ratios and Indicators				
	H1		CHANGE	
	2007	2006	AMOUNT	%
CORPORATE DIVISION				
EVA (€ million)	425	323	102	+ 31.4%
Absorbed Capital (€ million)	10,073	9,747	326	+ 3.3%
RARORAC	8.43%	6.63%	180bp	
Operating Income/RWA (avg)	3.17%	3.03%	14bp	
Cost/Income	31.5%	33.3%	-175bp	
Cost of Risk	0.48%	0.44%	4bp	

The growth of the Division was further supported by growth in total volumes of **loans to customers** (up by 4.4% over December 06) and by the **deposits** trends (+4.6% including **debt securities in issue**) driven by the growth in Germany (+11.6% vs Dec. '06). In Germany there was a decrease in total loans (by 0.9% from end-2006), even if it would have turned into an increase for HVB when not consolidating CREF, where a decrease in loan volumes occurred within the frame of the strategic decision to reduce unprofitable assets. UniCredit Global Leasing saw a strong increase in volumes of new business, both in CEE (up by 53% y/y, driven by the growth in Equipment Leasing new business), and also other regions.

Balance Sheet					(€ million)
	AMOUNTS AS AT			CHANGE ON DEC'06	
CORPORATE DIVISION	30.06.07	31.03.07	31.12.06	AMOUNT	%
Total Loans	195,886	189,127	185,910	9,976	+ 5.4%
o.w. with customers	*182,903*	*178,555*	*175,235*	*7,668*	*+ 4.4%*
Customer deposits (incl. Securities in issue)	87,454	83,424	83,620	3,834	+ 4.6%
Total RWA	163,408	159,578	156,712	6,696	+ 4.3%
RWA for Credit Risk	159,215	154,909	152,050	7,165	+ 4.7%

Breakdown of loans by country and deposits						(€ million)
	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
CORPORATE DIVISION	30.06.07	31.12.06	%	30.06.07	31.12.06	%
Italy	83,764	78,627	+ 6.5%	33,503	34,449	- 2.7%
Germany	55,022	55,511	- 0.9%	32,922	29,499	+ 11.6%
Austria	44,117	41,097	+ 7.3%	21,029	19,672	+ 6.9%
Total	182,903	175,235	+ 4.4%	87,454	83,620	+ 4.6%

The trend of **FTE** staff (up by 433 over end-2006) was mainly due to changes in consolidation scope and new consolidation (about 290 FTE). The remaining increase was related to the external hiring of skilled relationship managers as well as to the internal transfer of staff for expansion plans in CEE companies under the perimeters of Leasing and for expansion in UBI and HVB. The increase in FTE staff was partially offset by reduction of FTE staff in corporate banking in Austria.

Staff Numbers					
	AMOUNTS AS AT			CHANGE ON DEC'06	
CORPORATE DIVISION	30.06.07	31.03.07	31.12.06	AMOUNT	%
Full Time Equivalent	9,131	8,941	8,698	433	+ 5.0%

Italy

Good increase in **Operating income** (June cumulative revenue of €1,259 million up by 6.4% over June 2006) was driven by the strong increase in **Net interest income** (11.1% over June 2006), mainly thanks to positive volume effect in UniCredit Banca d'Impresa. **Net non-interest income** slightly decreased vs H1 2006 to €319 million due to a decrease in commission and fee income in Q1 2007 (affected by the significant decrease in trading profit related to derivative business in UniCredit Banca d'Impresa) not fully offset by the recovery in the Q2 2007 in UniCredit Banca d'Impresa (mainly thanks to corporate finance) and by the good performance of net non interest in Locat and in Unicredit Factoring.

In spite of the new staffing in UBI during the 1st Half of 2007, **staff related costs** decreased by 1.1% H1 2007 vs H1 2006 (or €2 million) mainly thanks to a June 2007 one-off gain due to Italian TFR reform. The increase in **Other operating costs** (+7.4% y/y) was driven by an increase in Other administrative expenses both in UniCredit Banca d'Impresa and Locat.

Net write-downs on loans and other provisions grew in the first half by €32 million to €239 million (or 15.4% y/y), partially driven by prudential higher coverage on specific impaired position made by UBI

Given the above mentioned effects, **Profit before tax** was € 665 million with a €31 million increase y/y (+4.9%).

Given the strong performance of operating income and the decrease in operating costs the **cost/income ratio** further decreased by 90bps to 28.4% with an acceleration during the Q2 2007 (250bps Q2 2007 vs Q2 2006 to 26.9%).

Germany

During the first half of 2007 the Corporate division in Germany increased its **Operating income** to €709 million (up by 3.2% y/y, or €22m). **Interest income** slightly decreased to €489 million (-€ 3 million vs H1 2006) even if HVB Corporate without CREF (Commercial Real Estate Financial Business) shows an increase by €6m to €405 million, supported both by the strong volume effect in deposits (particularly in time deposit) and in loans as well as thanks to an increase in HVB Leasing. Due to the reduction of non profitable loan business, **Interest income** in **CREF** shows a decrease by €9 million vs H1 2006 to €84 million, even if it showed a very good performance in deposit volumes (up by 40% H1 2007/H1 2006). The increase in **Net non-interest income** by €24 million to €207 million (or +13.1% y/y) was driven by the good performance of Funds transfers and derivatives business, and by the strong performance of CREF where there was an increase by € 4 million (+19% over H1 2006), thus partially compensating the planned reduction in unprofitable loans, and improving key financial ratios.

Operating costs for the Corporate division in Germany decreased by 4.1% y/y to €232 million mainly due to tight control of expenses in HVB Corporate, down by €8 million to €210 million (-3,7% H1 2007 vs H1 2006), as well as in **CREF** (-€2m or -8.3% H1 2007 vs H1 2006). Due to the effects of the expansion strategy in Germany (staffing of newly opened branches), Staff related costs increased by 3.3% to €94 million. **Other operating costs** show a strong decrease to €138 million (-€13 million or -8.6% H1 2007 vs H1 2006).

Given the above mentioned effects, **Operating profit** increased to €477 million (by 7.2% y/y or €32 million), while the effect for the corporate business net of CREF would have been +9.9% y/y or €35 million compared to the same period of 2006.

Net write-downs on loans remained stable to €101 million.

In Germany the Corporate division's **Profit before tax** during the H1 2007 reached €377 million (up by 7.1% or €25 million y/y).

Austria

Given the Top management commitment to better use of existing potential and in spite of its strong market position and highly competitive market scenario, Bank Austria continues to pursue its objective of increasing market penetration and commercial position which reflect a constant increase in revenues. As a matter of fact during the first half 2007, **total revenues** increased by €47 million up to €561 million (+9.1% over H1 2006), mainly thanks to the growth of deposit volumes and to non-interest income bearing products (up by 24.4% vs H1 2006).

The excellent control of **Other administrative expenses** (which remain stable at €127 million level) partially compensated the increase in staff related costs (+€5 million), while the higher write-downs of tangible and intangible assets are due to the growing leasing business.

Operating Profit was €354 million up by 13.5% (or €42 million over H1 2006) and **Profit before tax** was €323 million increasing by €36 million y/y (or +12.5%) with an improvement of the cost/income ratio which further decreased by 240bps to 36.9%.

Contribution by country, (€ million, percent)


1H 2007
1H 2006
Total
Italy
Austria
Germany
2530
-798
1732
2385
-794
1591
22%
26%
20%
22%
25%
20%
Operating Income
Operating Costs
Operating Profit
Operating Income
Operating Costs
Operating Profit

Key projects and initiatives in H1 2007

The strong commitment of top management to organic growth reflects the Division's focus on developing each domestic market by sharing best practices and by expanding the Division's network coverage in selected regions: the main ongoing banking project is **"Revenue Growth Project"** in Italy and expansion strategies in Germany while for Austria consolidation of market leadership and increased penetration in some selected areas are the main targets. Among the strategic plans the establishment of UniCredit Group's own leasing sub-holding company under the name "UniCredit Global Leasing S.p.A." was completed during the H1 2007, and now the new structure is fully operational in Europe.

In order to diversify the source of revenues, and to improve key return ratios, all banks have implemented a strategy involving better use of existing cross-selling potential through improved cooperation among banks and companies operating in non-banking sectors (such as leasing and factoring). In order to continue improving our product range and service according to corporate customer needs and to boost potential revenues GFS - Global Financial Services - is now fully operating in order to catch a sizeable economic potential for international funds transfer, foreign cash management, e-Banking, Foreign trade and Export finance, Correspondent banking and financial services to banks.

Private Banking and Asset Management Division

Business and Financial Performance

At the end of June 2007, **total assets under management and administration** of the Private Banking and Asset Management Division were €452 billion, an increase of 4.6% or €20 billion over the beginning of 2007 and 3% or €12.7 billion over 31 March 2007, thanks to the good results achieved in both businesses.

In comparison to 30 June 2006 figures, assets posted double-digit growth of over 16% - an increase of €64 billion – resulting from growth of **assets under management** (up by 11% or €28.6 billion) and **custody and administration securities** (up by 44% or €27 billion including €17.7 billion in extraordinary inflows in the Italian Private Banking Division[4]).

The mix of financial assets improved slightly. The assets under management component net of extraordinary transactions rose from 70% at 31 March 2007 to 70.6% (it was 70.5% at the end of December 2006).

Total Financial Assets							(€ billion)
	AMOUNTS AS AT			CHANGE ON DEC 06		AMOUNTS AS AT	CHANGE
PRIVATE BANKING & ASSET MANAGEMENT DIVISION	30.06.2007	31.03.2007	31.12.2006	AMOUNT	%	30.06.2006	%
Total Financial Assets (net of duplications)	451.8	439.1	431.8	20.0	+ 4.6%	388.0	+ 16.4%
Asset Management	*294.0*	*289.6*	*285.0*	*9.0*	*+ 3.2%*	*270.3*	*+ 8.8%*
Private Banking	*193.9*	*187.4*	*183.5*	*10.4*	*+ 5.7%*	*152.1*	*+ 27.5%*

Assets Under Management							(€ billion)
	AMOUNTS AS AT			CHANGE ON DEC 06		AMOUNTS AS AT	CHANGE
PRIVATE BANKING & ASSET MANAGEMENT DIVISION	30.06.2007	31.03.2007	31.12.2006	AMOUNT	%	30.06.2006	%
Total Assets Under Management (net of duplications)	297.0	287.3	283.9	13.1	+ 4.6%	268.4	+ 10.7%
Asset Management	*256.0*	*250.1*	*245.9*	*10.1*	*+ 4.1%*	*233.1*	*+ 9.8%*
Private Banking	*77.0*	*75.1*	*74.7*	*2.3*	*+ 3.1%*	*69.7*	*+ 10.5%*

In H1 2007 the Division generated **operating profit** of €625 million, a 15% improvement over H1 2006 due to positive revenue trends and cost containment.

Income Statement							(€ million)
	H1		CHANGE	2007		2006	CHANGE
PRIVATE BANKING & ASSET MANAGEMENT DIVISION	2007	2006	%	Q2	Q1	Q2	% ON Q2 '06
Operating income	1,273	1,190	+ 7.0%	647	626	580	+ 11.6%
Operating costs	-648	-648	-	-330	-318	-314	+ 5.1%
Operating profit	625	542	+ 15.3%	317	308	266	+ 19.2%
Profit before tax	621	534	+ 16.3%	324	297	265	+ 22.3%

Operating income was €1,273 million in H1 2007, an increase of 7% over H1 2006, thanks to a good performance by fees and commissions, which amounted to €1,095m were up by 5.3%, and net interest income, which was €173 million, an increase of 16.9%.

As regards fees and commissions, management fees for assets under management posted strong growth in H1 2007 (up by €67 million or 8.9%) as did performance fees on funds (up by €12 million, mainly on hedge funds). This growth fully offset the decline in up front fees in the Private Banking Division, and improved revenue quality and sustainability.

4 Extraordinary transactions, which, due to their temporary nature, large size and low or non-existent profitability, are not considered typical business.

For the first six months of the year, total **operating costs** were in line with the figure for H1 2006, thanks to savings on **other administrative expense**, which offset a payroll cost increase mainly due to Asset Management staff bonuses (up by €19 million) and staff increases in Private Banking in Austria and Germany.

There was a substantial improvement in the Division's **cost/income** ratio which was 51% in both Q2 and H1 2007 - a sharp reduction from the 2006 ratio of 54.5% and an excellent result in comparison with international benchmarks for this sector.

Value indicators for H1 2007 were very positive: **EVA** was up 27.7% over 2006, and **RARORAC** was 46.3% compared to 40.2% for H1 2006.

Key Ratios and Indicators

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	H1 2007	H1 2006	CHANGE AMOUNT	CHANGE %
EVA (€ million)	378	296	82	+ 27.7%
Absorbed Capital (€ million)	1,633	1,472	161	+ 10.9%
RARORAC	46.29%	40.21%	608bp	
ROA, pb (*)	62bp	64bp	-2bp	
Cost/Income	50.9%	54.5%	-355bp	
Operating costs/Total Financial Assets	32bp	35bp	-3bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets

(**) Total cost on total Financial Assets (average) net of extraordinary assets

Staff Numbers

PRIVATE BANKING & ASSET MANAGEMENT DIVISION	AMOUNTS AS AT 30.06.07	31.03.07	31.12.06	CHANGE AMOUNT	CHANGE %
Full Time Equivalent	5,715	5,653	5,628	87	+ 1.6%

Private Banking Sub-division

Change in Total Financial Assets

Total financial assets under management and administration were just under €194 billion as at 30 June 2007, an increase of 5.7% since the beginning of the year, and over 27% in the last twelve months.

Total Financial Assets (€ billion)

PRIVATE BANKING SUB-DIVISION	AMOUNTS AS AT 30.06.2007	31.03.07	31.12.2006	CHANGE ON DEC 06 AMOUNT	CHANGE ON DEC 06 %	AMOUNTS AS AT 30.06.2006	CHANGE %
Total	**193.9**	**187.4**	**183.5**	**10.4**	**5.7%**	**152.1**	**27.5%**
Italy	108.6	106.0	104.2	4.3	4.1%	79.9	35.8%
Germany	69.2	66.4	65.2	4.1	6.3%	59.2	16.9%
Austria	16.1	15.0	14.1	2.0	14.5%	13.0	24.4%

In detail:

- In Italy assets totalled nearly €109 billion, an increase of 4.1% for the half-year and in excess of 35% over 30 June 2006. Despite the negative environment affecting the mutual fund sector (outflows of about €20 billion), there was a substantial net inflow for the half-year, with UniCredit Private Banking reporting an inflow of €850 million[5] and Xelion posting an inflow of €380 million.
- In Germany total financial assets exceeded €69 billion (up by 6.3% in the half-year and by 17% over the last twelve months) thanks to strong growth by DAB of €3.2 billion since the beginning of the year, and a good contribution from HVB WEM (the HVB AG segment) – an increase of €0.8 billion in the half-year.
- In Austria assets were just over €16 billion with excellent growth of 14.5% for the half-year (up by 24.4% over June 2006) due to Schoellerbank's net inflow of nearly €400 million, and the successful transfer of high-net-worth customers from BA-CA Retail, which brought assets of over €1.2 billion since the beginning of the year.

As a percentage of financial assets, assets under management, less extraordinary transactions in Italy (see Note 4), was over 47%, which was about 1% down from December 2006.

Percentage breakdown of financial assets[5] as at 30 June 2007.



13.9%
Assets under Management
Assets under Custody
Assets under Administr.
Deposits

Financial Performance

In H1 2007 the Private Banking Sub-division generated **operating profit** of €231 million, which was a notable increase (of 14%) over H1 2006.

Revenues totalled €575 million and rose by about 4.4% over H1 2006. This growth was driven by **interest income** (up by 14.8%) as a result of higher deposit volume and a widening of spreads in Italy, as well as higher dividends in Germany from Wealth Cap's closed-end funds business. **Net non-interest income** rose by 1% only, due to a fall in up front fees..

Income Statement							(€ million)
	H1		CHANGE	2007		2006	CHANGE
PRIVATE BANKING SUB-DIVISION	2007	2006	%	Q2	Q1	Q2	% ON Q2 '06
Operating income	575	551	+ 4.4%	285	290	269	+ 5.9%
Operating costs	-344	-348	- 1.1%	-170	-174	-174	- 2.3%
Operating profit	231	203	+ 13.8%	115	116	95	+ 21.1%
Profit before tax	225	193	+ 16.6%	117	108	93	+ 25.8%

5 This figure excludes extraordinary transactions, which, due to their temporary nature, large size and low or non-existent profitability, are not considered ordinary operations.

Operating costs totalled €344 million, down by 1.1% from H1 2006. This decline was due to the following factors:

- higher payroll cost in Germany and Austria due to staff increases,
- one-off benefit of about €4 million in Italy resulting from the new regulations regarding employee severance pay (TFR), and
- strict control of other administrative costs (down by 4.2%) in all three countries.

There was a significant improvement in the **cost/income ratio** which dropped below 60% (59.8%) reflecting an improvement of more than 3% over H1 2006.

Profit before tax, which benefited from the release of **provisions for risks and charges** in Germany, totalled €225 million for the half-year, an increase of 16.6% over H1 2006.

Key figures by country were as follows:

- An increase in operating profit in Italy of 22% over H1 2006 due to strong growth in net interest income and cost containment. For the first time in its history, in the second quarter Xelion generated an operating profit (€4.2 million) and a net profit (€1.5 million). The results of UPB were also very good: net profit for H1 2007 of €66 million, an increase of 14%.
- In Germany, operating profit for H1 2007 was €93 million, an increase of about 8% with revenue growth of 4.4%. There were modest cost increases (up by 2.2%) and the cost/income ratio was 60.4%, a decline of nearly 1.5%.
- An increase in operating profit in Austria (up by about 8%) was primarily due to the excellent results achieved by Bank Privat, whose operating profit rose by more than 50% from €7 million to €10.5 million.

Breakdown of operating profit for 1H 2007


12.1%
ITA
GER
AUT

In H1 2007 the Private Banking Sub-division's **EVA** was €112 million, a sharp increase (of over 30%) over H1 2006. **RARORAC** was also up by more than 11% to just over 58%.

Key Ratios and Indicators

PRIVATE BANKING SUB-DIVISION	H1 2007	H1 2006	CHANGE AMOUNT	CHANGE %
EVA (€ million)	112	84	28	+ 32.5%
Absorbed Capital (€ million)	383	359	24	+ 6.8%
RARORAC	58.25%	46.94%	1131bp	
ROA, pb (*)	73bp	77bp	-4bp	
Cost/Income	59.8%	63.2%	-333bp	
Operating costs/Total Financial Assets	44bp	49bp	-5bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets

(**) Total cost on total Financial Assets (average) net of extraordinary assets

Asset Management Sub division

Business Performance

At the end of June 2007, assets under management reached €256 billion, an increase of 4.1% year to date and 9.8% y/y, thanks to net inflows of €3.7 billion (up by 1.5%), favourable market performance (up by 2.1%) and to a broader scope of consolidation in the CEE area with the inclusion the assets of the former BA-CA group companies amounting to €1.2 billion (an increase of 0.5%).

Assets under Management (€ million)								
	30.06.2007	31.03.2007	31.12.2006	Change on December '06		30.06.2006	Change y/y	
ASSET MANAGEMENT SUBDIVISION				amount	%		amount	%
Pioneer	**237,576**	**232,085**	**227,991**	**9,585**	**4.2%**	**215,688**	**21,889**	**10.1%**
- Italy	110,293	109,081	111,100	-807	-0.7%	106,290	4,003	3.8%
- USA	51,202	51,174	46,941	4,261	9.1%	42,748	8,454	19.8%
*- International***	15,951	13,665	13,064	2,887	22.1%	12,264	3,687	30.1%
*- Germany**	49,515	49,181	49,861	-346	-0.7%	48,437	1,077	2.2%
*- CEE***	10,616	8,985	7,026	3,590	51.1%	5,949	4,668	78.5%
Pioneer Austria	**18,458**	**18,011**	**17,925**	**533**	**3.0%**	**17,423**	**1,035**	**5.9%**
Total Assets under Management	**256,034**	**250,096**	**245,916**	**10,118**	**4.1%**	**233,111**	**22,924**	**9.8%**

* Germany BU includes Activest and Nordinvest data.

** In May Israel and Turkey were moved from CEE (ex New Markets) to International. Data have been like-with-like since December 2006.

AuM by Distributing Area



Pioneer Austria
7,2%
CEE
4,1%
Italy
43,1%
Germany
19,3%
International
6,2%
USA
20,0%

United States

The Division ended the period with net inflows of €3.3 billion thanks to the institutional business. Assets under management reached €51.2 billion, an increase of 9.1% since the beginning of 2007.

In dollar terms, total assets under management amounted to $69.1 billion (up by 11.9% from the beginning of the year).

Italy

In Italy, assets under management stood at €110.3 billion as at the end of June 2007, a reduction of 0.7% compared to the end of 2006 due primarily to net outflows of €3.0 billion, with no impact however on market share given that this was in line with industry performance (net outflows of €20.3 billion).

Net inflows were €757 million in the fund-linked, unit-linked and hedge funds sectors during H1 2007. Non-Group channel sales were up by €237 million, as were those of the institutional channel, up by €28 million.

Pioneer Investment's market share was 15.66% in June 2007, an increase of 23bp over the end of 2006 figure.

Germany

The Germany division ended Q2 2007 with net outflows of €575 million and assets under management of €49.5 billion, decreasing by 0.7% year to date.

The net outflows are attributable to the departure of low-profit institutional mandates.

This area includes the Nordinvest assets (€5.4 billion at the end of Q2 2007) acquired from PGAM in the month of January 2007.

In addition to the aforementioned Assets under Management, the division includes €30.3 billion (down by 5% year to date) in Assets under Administration.

International

The International division had net inflows of €1.9 billion, primarily due to the contribution of Asia, thanks to the acquisition of new institutional mandates. Assets under management thus increased by 22.1% year to date.

CEE

The CEE division (formerly New Markets) continued its positive trend, with net inflows of €1.4 billion, thanks mostly to the contribution of Poland.

Pioneer Pekao consolidated its leadership among Asset Management companies with a market share of 22.13%.

Assets under management reached €10.6 billion, growing by 51.1% since the start of 2007, thanks also to the broadened scope of consolidation with the inclusion of the CEE companies formerly within BACA (€1.2 billion).

Alternative Investments Division

The Alternative Investments Division, whose figures are already included in the various distribution areas, posted net inflows of €298.5 million during the period.

The Momentum family of funds had inflows of €307.6 million, and the Italian SGR had inflows of €19.1 million, whilst PAI Ltd had outflows of €27.9 million.

Total distributed assets in hedge funds amounted to €5.3 billion, with an increase of 14.3% year to date, thanks also to positive market performance (a rise of 7.9%).

Pioneer Austria

This Division closed H1 2007 with net inflows of €635 million and assets under management of €18.4 billion, an increase of 3.0% from the beginning of 2007, thanks to the launch of a new line of guaranteed funds and sales of money market funds through the institutional channel.

Financial Performance

In H1 2007 the Asset Management Sub-division reported **profit before tax** of €396 million, an increase of 15.8% over the €342 million of H1 2006.

Income Statement							(€ million)
	H1		CHANGE	2007		2006	CHANGE
	2007	2006	%	Q2	Q1	Q2	%
ASSET MANAGEMENT SUB-DIVISION							ON Q2 '06
Operating income	698	639	+ 9.2%	363	335	312	+ 16.3%
Operating costs	-304	-299	+ 1.7%	-161	-143	-139	+ 15.8%
Operating profit	394	340	+ 15.9%	202	192	173	+ 16.8%
Profit before tax	396	342	+ 15.8%	208	188	174	+ 19.5%

The increase in **operating profit** was the result of **revenue** growth, which was only partially offset by mainly variable **cost** increases.

Operating income was €698 million in H1 2007, a 9.2% improvement over H1 2006. This increase was the result of widespread management fee growth driven by a 9.9% increase in average volume and by performance fees (up by € 11.7 million y/y) which offset changes in the scope of consolidation in Germany[6].

H1 2007 operating cost was €304 million, 1.7% higher than H1 2006; this small increase comprised:

- an increase in **payroll costs** due to stock option plan valuation and changes in the scope of consolidation,
- higher **amortisation of intangible assets** with a definite useful life resulting from recent acquisitions (Activest in 2006 and Primeo's founders' shares in 2007), and
- the containment of **other administrative costs**.

Key Ratios and Indicators				
	H1		CHANGE	
	2007	2006	AMOUNT	%
ASSET MANAGEMENT SUB-DIVISION				
EVA (€ million)	266	211	55	+ 26.2%
Absorbed Capital (€ million)	1,249	1,131	118	+ 10.4%
RARORAC	42.62%	37.29%	533bp	
ROA, pb (*)	48bp	48bp	0bp	
Cost/Income	43.6%	46.8%	-324bp	
Operating costs/Total Financial Assets	21bp	23bp	-2bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets

(**) Total cost on total Financial Assets (average) net of extraordinary assets

The **cost/income ratio** was 43.6% for H1 2007 – a significant improvement of 3.24% from 2006 and an indicator of operating efficiency.

The Dvision's excellent performance was reflected in the value indicators for the first half of the year: **EVA** of €266 million (up by 26% y/y) and **RARORAC** of 42.62% (up from 37.29%).

[6] No pro forma entries were made in 2006 for the transfer of HVB Lux AM to the MIB division, which took place in 2007.

Markets and Investment Banking Division

MIB – more than the "sum of its parts"

In 2006 Markets and Investment Banking (MIB) Division was established within UniCredit Group on a group-wide basis including all relevant units. On the basis of global product responsibilities, MIB combines on one side the prominent market position in national markets like Italy, Germany and Austria with an unrivalled reach and position in the growing capital markets in Central and Eastern Europe and on the other side a global reach with offices world-wide. Within only twelve months UniCredit has achieved major milestones in terms of financial results, business integration and team building to create a truly global MIB Division, leveraging the strength of HVB/UBM, BA-CA, CA IB and MIB activities in CEE.

Today MIB is a fully fledged divisional organization with global responsibilities across all legal entities and a unique combination of national champions with an unrivalled reach in CEE – overall an excellent base to make UniCredit one of the leading European investment banks, with a focus on our core competences: Structured Derivatives, Leveraged Finance, Project Finance, Euro / CHF debt, CEE Equities, M&A in CEE and Research.

Revenues and profit: profit contribution again rising strongly

The MIB business segment of UniCredit had a positive first half of 2007. The favorable trend in revenues continued and especially in customer business, where UniCredit was involved in major transactions, MIB was again able to demonstrate its expertise and market penetration.

After the outstanding performance in the first quarter (with operating income of €1,150 million) total revenues in the second quarter were fare above average, reaching € 1,066 million. The figures for both quarters substantially exceeded the previous year's levels (+16.1% and +39.9% respectively).

Following a market correction in February/March, during which financial markets experienced sharp movements, the second quarter of 2007 was characterised by stable and largely unidirectional expectations. As short-term interest rates rose steadily, share prices climbed and the euro firmed, volatilities and risk premiums for corporate bonds and emerging markets bonds fell to low levels not seen for a long time – overall, this environment benefited investment banking rather than Markets operations.

Thanks to MIB's broadly diversified structure, the income statement for the first half of 2007 reflects an excellent performance: **operating income** – reflected in various income items, depending on the chosen trading strategies and the market situation – amounted to €2,216 million, exceeding the positive performance for the first half of 2006 by more than one quarter (+26.5%). The main factors contributing to revenue growth were an excellent performance of the Financing business lines, especially private equity, financial sponsors and leveraged finance, Structured Credit and Equities.

Also net fee and commission income (€ 329 million) made a solid contribution to overall results, plus 18 % compared with the previous year, with MIB's Investment Banking operations accounting for a significant portion of this growth.

After deduction of **operating expenses** of € 848 million, the MIB business segment's gross operating profit was € 1,368 million, 39.6 % higher than the good result achieved in the same period of the previous year. The rate at which operating expenses increased was completely due to higher bonus accruals, driven by performance and correlated with our bonus policy. In addition, the realisation of synergies within our operations leads to very tight cost management and enabled the MIB division to operate with a cost/income ratio of 38.3% (1H 2006: 44.1%), a very low level in an international comparison of investment banks.

MIB's **profit before tax** amounted to €1,591 million (up by 53%)[7], accounting for about 28% of the bank's total profit before tax. A figure nearly equal to the pre-tax profit generated in 2006 as a whole. Coming along with the solid results and high business origination, we also saw an increase in RWA but combined with a further improvement in profitability, as reflected in an increase of Operating Income/Risk Weighted Assets (RWA, avg.) by 107 basis points from 5.57% in H1 2006 to 6.64% in H1 2007. MIB is clearly on the way to further improve its capital and value based management.

[7] Pre-tax profit included capital gains of the sale of MIB's subsidiary Indexchange (one-off effect of € 219mn).

Economic Value Added (EVA) as of end of the first half grew 59%, from €454 million to €721 million in H1 2007 making MIB again one of the strongest contributors to the EVA of the Group.

Income Statement							(€ million)
	H1		CHANGE	2007		2006	CHANGE
	2007	2006	%	Q2	Q1	Q2	%
MIB DIVISION							ON Q2 '06
Operating income	2,216	1,752	+ 26.5%	1,066	1,150	762	+ 39.9%
o.w.:							
trading revenues	*1,093*	*918*	*+ 19.1%*	*484*	*609*	*364*	*+ 33.0%*
non-trading revenues	*1,123*	*834*	*+ 34.7%*	*582*	*541*	*398*	*+ 46.2%*
Operating costs	-848	-772	+ 9.8%	-426	-422	-391	+ 9.0%
Operating profit	1,368	980	+ 39.6%	640	728	371	+ 72.5%
Net write-downs on loans	0	9	- 100.0%	1	-1	23	- 95.7%
Profit before tax	1,591	1,042	+ 52.7%	650	941	421	+ 54.4%

Balance Sheet					(€ million)
	AMOUNTS AS AT			CHANGE ON DEC'06	
	30.06.07	31.03.07	31.12.06	AMOUNT	%
MIB DIVISION					
Total RWA	71,257	66,293	63,058	8,199	+ 13.0%
RWA for Credit Risk	57,276	51,713	49,039	8,237	+ 16.8%

Key Ratios and Indicators				
	H1		CHANGE	
	2007	2006	AMOUNT	%
MIB DIVISION				
EVA (€ million)	721	454	267	+ 58.7%
Absorbed Capital (€ million)	4,117	3,816	301	+ 7.9%
RARORAC	35.01%	23.81%	1120bp	
Operating Income/RWA (avg)	6.64%	5.57%	107bp	
Cost/Income	38.3%	44.1%	-580bp	
Cost of Risk	0.00%	-0.04%	4bp	

Staff Numbers					
	AMOUNTS AS AT			CHANGE ON DEC'06	
	30.06.07	31.03.07	31.12.06	AMOUNT	%
MIB DIVISION					
Full Time Equivalent	3,203	3,288	3,218	-15	- 0.5%

Operating Income (economic view)							(€ million)
	1° SEMESTRE		CHANGE	2007		2006	CHANGE
	2007	2006	%	Q2	Q1	Q2	%
DIVISIONE MIB							ON Q2 '06
Markets	1,349	1,239	9%	591	758	566	4.4%
Investment Banking	949	549	73%	500	450	249	101%
Altri settori	163	21	n.s.	-13	176	20	n.s.
Totale MIB	2,461	1,809	36%	1,078	1,384	835	29%

Well recognised by the markets – proved by a number of awards

MIB again won awards for excellence from international magazines including amongst others Global Investor, Global Finance, Focus Money, and Institutional Investor.

Structured Derivatives

- #1 Express Certificates 2007 (HVB, Source: Focus Money)
- #1 in Selection and Pricing of Guarantee and Bonus Certificates 2007 (HVB, Source: geld-magazin)

Structured Credit

- ACPM Awarded Credit Portfolio Manager of the Year 2007 (HVB, Risk Magazine)

FICC:

- Best Custody House in Austria, Bulgaria, Croatia, Czech Republic, Estonia, Romania, Slovakia, Slovenia and Ukraine 2007 (CA IB, Source: Global Investor).
- Best FX Bank in Central and Eastern Europe and Austria 2007 (BA-CA, Source: Global Finance)

IB EEMEA:

- Best M&A Bank in Central & Eastern Europe 2007 (UniCredit, Source: Global Finance)
- Best Investment Bank in Central & Eastern Europe 2007 (UniCredit, Source: Global Finance)
- Continental Financial Advisor of the Year 2007 (CA IB, Acquisitions Monthly)

Research:

- Best Emerging EMEA Research Team for CE3 (Czech Republic, Hungary, Poland) 2007 (CA IB, Source: Institutional Investor)

CEE and Poland's Markets

UniCredit Group is in all respects the clear market leader in the CEE region, which in the first half year 2007 again showed the highest economic growth rates in Europe mainly supported by dynamic domestic demand and lively foreign direct investments. The positive economic trend for the region is expected to continue throughout the year in combination with a generally still low degree of banking intermediation and the related convergence process towards EU levels. This will help the region to maintain its position as one of the world's fastest growing environments for banking revenues.

Acting as a universal bank, UniCredit Group offers a comprehensive product and service range to about 24 million retail, corporate and institutional customers which are serviced in more than 3,000 outlets all over the region. Leveraging on the competitive advantage of this comprehensive network, the Group is in a position to serve customers and investors on a cross-regional scale. The good progress of integration and merger projects, the merger completed in Slovakia at the beginning of April and the legal merger of the three subsidiaries in Bulgaria at the beginning of July, further strengthen the position of UniCredit Group. Furthermore, organic growth plans are pursued with a robust focus on the strong banking market in Russia, as well as in Turkey and Ukraine.

As part of the further expansion of the Group in the CEE region, at the end of June 2007, BACA signed an agreement to acquire a majority shareholding of ATF Bank in Kazakhstan. At 31 December 2006, ATF Bank was the third-largest bank in the Republic of Kazakhstan by total assets (€6.3 billion, up by 178% over 2005 at the historic euro exchange rate, representing a market share of 11.8%), fourth by customer deposits

(€2.2 billion, up by 194% over 2005, 8.8% market share) and fifth by total loans to customers (€3.2 billion, up by 103% over 2005, 9.8% market share). ATF is a universal bank and operates through a network of 110 branches. It also owns subsidiaries in Tajikistan, Kyrgyzstan and the Russian Federation.

In addition, at the beginning of July 2007, BACA signed an agreement to acquire a majority shareholding in Ukrsotsbank (USB) in Ukraine. As of 31 December 2006, USB was the sixth-largest bank in the country by net customer loans (€ 1.9 billion, up by 78% at historic euro exchange rate, representing a market share of 5.3%), and fourth by customer deposits (€1.6 billion, +38% over 2005, 5.8% market share). At the same date, USB had total assets of approximately €2.6 billion, and a network of 497 branches (the seventh-largest network in Ukraine), with 58% of the branches located in the wealthiest areas of the country, and 788 ATM. USB serves more than 1.35 million retail customers and 130,000 Corporate and SME customers, with a leading position in mortgages and in retail finance (sixth-largest issuer of bank cards) as well as in Factoring (~30% market share).

Completion of both transactions, which is subject to the satisfaction of a number of conditions, including, inter alia, receipt of all necessary regulatory authorizations and consents, is expected before the end of 2007.

The CEE region is managed in two divisions, CEE and Poland's Markets, and currently operates in 17 countries.

Within UniCredit Group, BA-CA has been designated sub-holding for banking in CEE, with the exception of Poland and Ukraine, managed directly by UniCredit.

CEE Division

Financial and Commercial Performance

In the first half year 2007 the CEE Division of UniCredit Group achieved a **net profit** for the period of €556 million thus exceeded the first half year 2006 by 40%, at constant exchange rates. This performance, based on the continued operating business growth, reinforces the successful development of the division.

Operating profit totaled €787 million, outpacing the respective 2006 results by more than 26% at constant exchange rates.

The result of the Division was again driven by **total operating income**, reaching € 1.577 million in the first half of 2007, outperforming the comparable quarter 2006 by close to 18% at constant exchange rates.

Net interest income stood at €989 million and posted the highest contribution to the revenue increase in absolute terms as a consequence of the continued, favorable development of business volumes. Compared to the end of 2006, the volumes showed an increase of 6.5% in loans and of 3.1% in deposits. The positive volume development continued across the region, with especially high increases in Turkey and Russia, both in corporate and retail segments, followed by Croatia and Bulgaria.

Non-interest income, consisting of commission, trading and other operating income, reached €588 million in the first six months of 2007 and thus increased by close to 13% at constant exchange rates compared to the same period in 2006.

Operating costs in the first half increased by only 10.5% at constant exchange rates versus prior year, to the level of €790 million. Tight cost efficiency measures were therefore able to largely off-set the effects of the organic growth initiatives leading to a net increase of 54 additional branch offices in the CEE region. In spite of the ongoing organic growth initiatives, the overall number of employees fell to 37,158 full time equivalents excluding those on unpaid leave which corresponds to a decrease of 407 FTE versus the 2006 year-end.

Risk provisions of €69 million net in the first half year 2007 (a decrease of 11% at constant exchange rates over the comparable period in 2006) reflect the results of highly successful risk management, coupled with an improving risk environment.

Cost of risk in the half-year result 2007 therefore improved by approximately 12 basis points in the year-on-year comparison and stood at the level of 0.32% of average RWA, owing to prudent risk controls, to effective loan recovery processes, but also to the generally favorable credit risk situation in the CEE economies.

Income Statement									(€ million)
	H1		CHANGE ON H1 '06		2007		2006	CHANGE ON Q2 '06	
CEE DIVISION	2007	2006	CURRENT EXCHANGE RATE	AT CONSTANT EXCHANGE RATE	Q2	Q1	Q2	CURRENT EXCHANGE RATE	AT CONSTANT EXCHANGE RATE
Operating income	1,577	1,341	+ 17.6%	+ 17.8%	826	751	689	+ 19.9%	+ 17.5%
Operating costs	-790	-716	+ 10.3%	+ 10.5%	-413	-377	-362	+ 14.1%	+ 11.4%
Operating profit	787	625	+ 25.9%	+ 26.1%	413	374	327	+ 26.3%	+ 24.2%
Net write-downs on loans	-69	-78	- 11.5%	- 11.3%	-19	-50	-33	- 42.4%	- 42.9%
Profit before tax	685	508	+ 34.8%	+ 34.8%	375	310	264	+ 42.0%	+ 39.9%
Profit (Loss) for the period	556	403	+ 38.0%	+ 40.1%	306	250	210	+ 45.7%	+ 47.9%

Balance Sheet					(€ million)
	AMOUNTS AS AT			CHANGE ON DEC '06	
CEE DIVISION	30.06.07	31.03.07	31.12.06	AMOUNT	%
Total Loans	48,535	43,464	45,564	2,971	+ 6.5%
o.w. with customers	40,078	37,406	39,083	995	+ 2.5%
Customer deposits (incl Securities in issue)	40,191	38,820	38,978	1,213	+ 3.1%
Total RWA	45,729	44,396	47,593	-1,864	- 3.9%
RWA for Credit Risk	43,549	42,471	44,225	-676	- 1.5%

In terms of **efficiency ratios** the CEE Division achieved further improvements in the second quarter 2007 with a cost-income ratio of 50.1% for the first six months, which is more than 3 percentage points lower than in 2006. Despite the continued growth of the lending, total risk weighted assets were reduced by 3.9% against the year-end 2006, to €45.7 billion.

The good operating performance of the CEE Division and the increased profitability in first six months of 2007 translated into an increase in the value creation of 70% at current exchange rates over the first six months of 2006, with **EVA** standing at €313 million and the **RARORAC** improving by more than 3.7 percentage points, to 16.45%.

Key Ratios and Indicators				
	H1		CHANGE	
CEE DIVISION	2007	2006	AMOUNT	%
EVA (€ million)	313	183	130	+ 70.5%
Absorbed Capital (€ million)	3,802	2,892	910	+ 31.5%
RARORAC	16.45%	12.69%	376bp	
Operating Income/RWA (avg)	6.93%	7.02%	-9bp	
Cost/Income	50.1%	53.4%	-330bp	
Cost of Risk	0.32%	0.44%	-12bp	
Tax rate	18.83%	20.7%	-184bp	

Staff Numbers					
	AMOUNTS AS AT			CHANGE ON DEC '06	
CEE DIVISION	30.06.07	31.03.07	31.12.06	AMOUNT	%
Full Time Equivalent (Koç group 100%)	37,158	37,342	37,565	-407	- 1.1%
Full Time Equivalent (Koç Group proportional)	27,949	27,945	28,100	-151	- 0.5%


Operating Profit 1H 2007
(mln €)
share
y/y % chg
24% Turkey* 192 +27.2%
18% Russia 142 +17.5%
15% Croatia** 121 +52.3%
11% Czech Rep. 84 +2.6%
10% Bulgaria 78 +29.4%
9% Romania 70 +25.0%
8% Hungary 63 +12.6%
4% Slovakia 35 +64.7%
0% Other*** n.m.
CEE Division: +26.1%
* Turkey reprоted pro-quota
** incl. Bosnia and Herzegovina
*** Serbia, Slovenia, Baltic Countries, Profit Center Vienna


Net Income 1H 2007
(mln €)
share
y/y % chg
23% Turkey* 126 +38.5%
18% Russia 100 +11.6%
18% Croatia** 99 +70.4%
11% Bulgaria 59 +88.4%
10% Czech Rep. 58 +5.5%
9% Romania 48 +27.3%
7% Hungary 40 +7.2%
5% Slovakia 26 +59.3%
0% Other*** n.m.
CEE Division: +40.1%
* Turkey reproted pro-quota
** incl. Bosnia and Herzegovina
*** Serbia, Slovenia, Baltic Countries, Profit Center Vienna

TURKEY

Post-merger catch-up is well en route with focus of Koç Group on profitability and improvement of operational efficiency, supported by the half year results. In the first half 2007, Koç Group continued with its number one position in credit cards (25,2% outstanding balance market share), leasing (22,1% market share), factoring (21,8% market share) and private pension fund (24,1% market share). Yapi ve Kredi Bankasi (YKB) regained market share in the majority of the lending segments and in deposits, recovering from the market share loss in Q1 07 and almost reaching the level of end-2006. The profit-driven business approach further strengthened the earnings quality of the bank in the second quarter of the year. 24 new branches were opened as part of the recently announced accelerated branch expansion plan. The plan is based on opening up to 350 branches by the end of 2009 at bank level compared to the previous plan of opening 100 branches during the same period. Positive result was additionally supported by the continued reorganization of the sales force and the increased average productivity per head (+11% yoy).

Results

During the first half of 2007, Koç Group contributed to UniCredit Group net income with €126 million, yielding a ROE of 22% (whole Koç Group). The strong results were mainly driven by healthy revenue growth, +17.1% y/y at constant exchange rates, supported by a sound development in both net interest income and fee and commission income as a result of commercial focus to the YKB network following the finalization of the Bank's segment-based business model and on the back of an improved

sector growth outlook. This was also supported by revenue market share focus which is driving the healthy earnings structure with higher share of fee income versus the peer average and the sector.

Net Interest income has positively increased, with a year on year growth of 12.1% at constant exchange rates. Highest share of total interest income in the amount of 53% is constituted by interest income from loans.

Healthy composition of fee and commission income is derived from leadership positions in credit cards, asset management and non-cash loans. Over 12% y/y growth at constant exchange rates in Fee and Commission income, out of which 45% generated by credit cards, contributes by 29% to overall revenues.

Operating costs increased by 8.9% at constant exchange rates, negatively affected by HR-related one-offs concerning salary adjustments and partially offset by the decrease of Non-HR costs. However, the cost-income ratio improved reaching 51% which is 400 bps below the first half of 2006. YKB's Capital Adequacy Ratio (CAR – bank only) stood at 12.6% (above the internal target of 12%) due to the improved profitability and a €200 million subordinated loan which absorbed the recent introduction of operational risk in June. The improvement in the asset quality is confirmed by the decreasing NPL ratio, down to 6.4% (-2bps vs. end of 2006).

One of the important steps to be undertaken in the course of 2007 is Koç Group restructuring plan announced on July 23rd, that is to bring the financial subsidiaries of Koç Group under the Bank, setting the exchange ratio as 91.90% for the transfer of YK Leasing, YK Factoring and YK Azerbaijan. As a result 1.6% increase is expected in KFS ownership of YKB up to 81.8%. The completion of KFS restructuring is expected within 2007, subject to BRSA and CMB approvals. This will create more transparency for the market due to the full consolidation of all subsidiaries under the listed Bank and a more efficient allocation of capital (increase in capital in YKB), contributing to absorption of the Basel II impact on YKB's capital adequacy ratio. In addition, cross-shareholdings, the existing complex chain of control and the duplication of functions will be eliminated.

Corporate business

Strong growth in commercial and corporate loans continued in the second quarter, confirming the continuing positive outlook for corporate client transactions in Turkey and positively impacting the net interest income. The share of large and medium corporate loans in total loans at YK Group level (incl. subs) constituted 44% of total cash loans.

Moreover, an important debt restructuring operation has been completed, setting the ground for a rise in liquidity, a decline in loan provisions and risk weighted assets and hence an improvement in CAR.

Retail business

With the return of commercial focus to the network, coupled with a more positive local sentiment, growth picked up in the retail portfolio mainly driven by SME loans, mortgages and general purpose loans. The share of retail loans (individual loan) in the total cash loan portfolio of YKB Group level increased to 12% (+1 percentage point vs Year End 2006) while the share of SME loans increased to 10% (+1 percentage point vs Year End 06).

Despite stronger competition, YKB's leadership in credit cards continued with 25.2% outstanding volume and 23.7% issuing volume market share due to offering best value proposition and the Bank's constant focus in this business since 1991. With 5.3 mln credit cards (excl. virtual cards), YKB had 19% market share in number of cards.

RUSSIA

Following strong economic growth, the Russian banking industry is growing considerably faster in 2007 than in 2006. With an anticipated annual growth rate of around 50% total assets are expected to reach 64% of GDP by the end of the year. As at end of June 2007, International Moscow Bank (IMB) is the ninth largest bank in Russia by total assets. During last year, IMB went through a substantial transformation in its shareholder structure which was completed on July 23, 2007 when BA-CA took over the remaining shares from the European Bank for Reconstruction and Development (EBRD) and thus became the sole shareholder of IMB. To further strengthen the bank's position in the market and to support its growth ambitions BA-CA subscribed a capital increase of USD 300 million which was completed on August 23, 2007. IMB acts as a universal bank

offering a comprehensive product and service range to about 320.000 individual, SME and corporate clients through its 55 outlets in 20 out of 88 Regions of the Russian Federation.

Results

In the first half year of 2007 the bank achieved a gross operating profit €142 million which at constant exchange rates exceeds by more than 17% the result for the same period last year (on a normalised basis, i.e. excluding one-off FX-gains in 2006, growth stands substantially higher at around 46%). The strong growth was primarily the result of steadily growing business volumes driven by the successfully broadened retail strategy and the continuous regional network development. Due to the rapid business growth, the H1 2007 staff number of 2,371 employees is 623 employees or 36% higher than at 30 June 2006.

YTD net profit for H1 2007 amounted to €100 million at current exchange rates and exceeded the comparable result of last year by nearly 12% (or 42% on a normalised basis) at constant exchange rates. Total revenues increased by 21% y/y (39% on a normalised basis) at constant exchange rates, to €223 million.

Driven by both retail and corporate loans, the gross loan volume rose since end of the year 2006 by roughly 17% to over €5.5 billion and deposits increased in the same period by 5% to €4.6 billion.

In terms of efficiency, the cost-income ratio stands at an outstanding level of 36,4% despite ongoing network expansion.

Corporate business

Despite some unexpected repayments earlier this year loan growth strongly recovered in the second quarter 2007 totaling €4.6 billion as of June end, thus representing an overall growth of 13% since beginning of the year while customer deposits in the same period grew somewhat slower by 3% to €3.4 billion. IMB is the Bank of choice for over 100 out of top-200 Russian companies (by sales) and the share in the top-50 is around two thirds. The strategic focus of IMB's corporate business is on accelerated growth of business in the mid corporate segment, particularly in the Russian Regions and on further strengthening its strong position in the large corporates segment primarily through increased cross-selling of fee-generating and non-credit products as well as selling of sophisticated MIB products.

Retail business

The retail loan portfolio, including loans to SMEs, is characterized by continuously strong growth rates, and increased by more than 38% since beginning of the year to roughly € 950 million at the end of June 2007, thus increasing its share in the overall loan portfolio from 14.4% to 17.1% respectively. This impressive growth is primarily driven by car lending, where IMB in the meantime ranks sixth with a market share of almost 6% followed by the rapidly developing mortgage business with steadily increasing average loan amounts. Deposits from customers increased since end of last year by roughly 9% to € 1.2 billion. The customer base increased significantly by roughly 130,000 clients since June 2006 with particularly strong growth rates in the Regions. The overall number of outlets increased from 36 to 55 and will further grow to around 74 by the end of the year. The key initiatives are focused on widening the distribution reach by growing the outlet network and developing remote channels to exploit opportunities in the most promising market segments, especially in the lending business.

Poland's Markets Division

Financial and Commercial Performance

In H1 2007 the Poland's Markets Division posted **net profit** for the period of €502 million representing an increase of 31% y/y at constant exchange rates (32% y/y at actual exchange rates)..

Income Statement									(€ million)
	H1		CHANGE ON H1 '06		2007		2006	CHANGE ON Q2 '06	
POLAND'S MARKETS DIVISION	2007	2006	CURRENT EXCHANGE RATE	AT CONSTANT EXCHANGE RATE	Q2	Q1	Q2	CURRENT EXCHANGE RATE	AT CONSTANT EXCHANGE RATE
Operating income	1,172	1,036	+ 13.1%	+ 12.1%	615	557	525	+ 17.1%	+ 13.2%
Operating costs	-535	-518	+ 3.3%	+ 2.5%	-276	-259	-257	+ 7.4%	+ 3.8%
Operating profit	637	518	+ 23.0%	+ 21.6%	339	298	268	+ 26.5%	+ 22.3%
Net write-downs on loans	-54	-63	- 14.3%	- 12.7%	-25	-29	-29	- 13.8%	- 10.3%
Profit before tax	626	473	+ 32.3%	+ 30.8%	311	315	245	+ 26.9%	+ 22.0%
Profit (Loss) for the period	502	380	+ 32.1%	+ 30.5%	248	254	198	+ 25.3%	+ 20.8%

The Division's results were driven by **operating income**, which totaled €1,172 million in H1 2007, representing an increase of 12% y/y at constant exchange rates (13% y/y at actual exchange rates) These increases were the result of:

- **net interest** which rose by 12% y/y in H1 2007 at constant exchange rates primarily due to the good commercial performance turned into customer loans growth of 6% on a normalised basis (if pro-formaed for the part of Bank BPH under disposal, included in activities under disposal) vs Dec '06, driven especially by retail mortgages and consumer loans;
- **net fees and commissions** which rose by 15% y/y in H1 2007 at constant exchange rates thanks to the strong growth in mutual funds (eop volumes growing in excess of 50% y/y)

The **operating costs** increased by only 2.5% y/y in H1 2007 at constant exchange rates (3% at actual exchange rates), with increase in Staff expenses influenced by the branch expansion in Ukraine and by higher variable part of compensation (performance bonuses) as a result of improving results, while other operating costs were substantially stable thanks to effective cost containment policies in Poland.

At the end of H1 2007, there were 25,526 **employees** (FTE), a reduction of 120 FTE (or 0.5%) from December 2006, the net result of natural attrition in Poland ahead of the merger and increase in Ukraine for the new branch openings (14 new branches vs December 2006).

In terms of efficiency, the **cost-income ratio** further improved reaching 45.6% in H1 2007, decreasing significantly from same period of last year (50.0%).

Operating profit for H1 2007 totaled €637 million, up by 22% y/y at constant exchange rates (+23% at historical exchange rates).

Improved **credit quality** and effective **risk control** translated into a 13% y/y reduction at constant rates of **net loan write-downs** in H1 2007, reaching a cost of risk of 0.5% in H1 2007 (down by 20 bp absolute reduction y/y), with continual improvements in loan quality.

Net income from investments stood at €53 million in H1 2007, thanks to the €45 million capital gain on the sale of the stake in Commercial Union Poland realized in Q1 2007.

The Division's positive performance was driven by the two major banks, and in particular by:

- Bank Pekao (together with Xelion Poland), which reported a 21% y/y increase in net profit for the period at constant exchange rates in H1 2007 (23% y/y at actual exchange rates). This increase was mainly driven by the significant growth in operating income (especially on commissions) and declining net loan write-downs
- Bank BPH, which reported a 46% increase y/y net profit for the period at constant exchange rates in H1 2007 (48% y/y at actual exchange rates). The increase was primarily due to good growth in operating income, limited growth in operating costs, reduction in net loan write-downs and the capital gain on the sale of the stake in Commercial Union Poland (€45 million) realized in Q1 2007

As of June 2007 the Division's **loans to customers** totaled €18 billion, with a 6% increase over December 2006 on a normalised basis (if pro-formed for the part of Bank BPH under disposal, included in activities under disposal), while **deposits from customers** (excluding securities in issue and pro-formed for the part of BPH under disposal) stood at 24 billion, at the same level of December 2006, despite the switch of deposits to Asset Under Management (reaching €12 billion) growing more than 50% y/y.

Balance Sheet					(€ million)
	AMOUNTS AS AT			CHANGE ON DEC '06	
POLAND'S MARKETS DIVISION	30.06.07	31.03.07	31.12.06	AMOUNT	%
Total Loans	22,425	22,775	23,906	-1,481	- 6.2%
o.w. with customers	17,952	17,047	18,154	-202	- 1.1%
Customer deposits (incl. Securities in issue)	24,501	24,331	26,827	-2,326	- 8.7%
Total RWA	22,693	21,121	21,029	1,664	+ 7.9%
RWA for Credit Risk	21,417	19,963	19,940	1,477	+ 7.4%

The Division reached excellent results in H1 2007 also in terms of value creation, with **EVA** at €215 million, increasing 39% y/y at actual exchange rates and **RARORAC** at 38%, over the previous year (up by 2.30%), but still being one of the highest in the Region. This improved value creation is driven by the increase in profitability, in particular by the growth of revenue, cost control and decreasing loan provisions. In the same period the **Operating income/RWA** ratio stood at 10.9%, fall of 69 bp from 2006.

Key Ratios and Indicators				
	H1		CHANGE	
POLAND'S MARKETS DIVISION	2007	2006	AMOUNT	%
EVA (€ million)	215	155	60	+ 39.2%
Absorbed Capital (€ million)	1,128	862	266	+ 30.8%
RARORAC	38.19%	35.90%	230bp	
Operating Income/RWA (avg)	10.91%	11.60%	-69bp	
Cost/Income	45.6%	50.0%	-435bp	
Cost of Risk	0.53%	0.73%	-20bp	
Tax rate	19.8%	19.7%	15bp	

Staff Numbers					
	Amounts as at			CHANGE ON DEC '06	
	30.06.07	31.03.07	31.12.06	AMOUNT	%
POLAND'S MARKETS DIVISION					
Full Time Equivalent	25,526	25,466	25,646	-120	- 0.5%

In terms of commercial performance, H1 2007 continued to be very successful for the Group banks in Poland, Bank Pekao and BPH, especially with respect to retail. Very high dynamics were observed in mutual funds, one of the key products in both banks, with a combined market share in excess of 30%, reaching an increase over 50% y/y in terms of outstanding volumes. Also, lending to retail customers was very successful, with mortgages and consumer loans, growing more than 20% and 15% y/y respectively.

In Ukraine, the Retail expansion project continues to give very positive and promising results. The bank successfully opened 14 new branches in H1 2007, reaching a total of 26 retail branches (24 new vs same period of last year) which enabled it to acquire 23 thousand new clients in H1 2007 reaching a total of almost 30 thousand new retail clients since the launch of the Retail business in September 2006.

Other Information

Corporate Transactions - First Half 2007

The following is a description of the main transactions performed by the Group in the first half of the current year with the aim of rationalising its activities in various businesses, in keeping with the Group's structure, and achieving synergies and cost savings.

There is also a description of transactions undertaken to achieve internal and external growth in order to strengthen the UniCredit Group's leadership position in the market.

Please refer to the appropriate section for information on the merger between the UniCredit Group and Capitalia Group.

INTRA-GROUP RATIONALISATION TRANSACTIONS

As a part of the process of integration with the HVB Group, which is aimed at simplifying the Group's structure, reducing control lines, achieving cost/revenue synergies and managing the subsidiaries' business in line with the Group's divisional model, in H107, the following transactions were completed:

- the transfer from HVB to UniCredit of the stake held in BA-CA (77.53%);
- the corporate reorganisation of banking operations in Central and Eastern Europe (excluding Poland and Ukraine), centralised under BA-CA;
- the integration of banks operating in Central and Eastern European countries;
- the transfer of HVB's banking operations in Ukraine to Bank Pekao;
- the transfer of UBM's Investment Banking business unit to HVB as a part of the project to reorganise the Group's investment banking operations;
- the reorganisation of leasing operations (finalised in July).

THE TRANSFER FROM HVB TO UNICREDIT OF THE HOLDING IN BA-CA

In order to assign direct reporting responsibility to UniCredit for BA-CA, which acts as a sub-holding company for operations in Central and Eastern Europe (CEE), in January of 2007 the acquisition of the entire stake held by HVB in BA-CA (77.53% of capital in addition to the 17.45% already held directly) was completed at a price of €109.81 per share corresponding to a payment of about €12.5 billion for the entire holding which was determined on the basis of an appraisal performed by an independent expert.

REORGANISATION OF BANKING OPERATIONS IN CENTRAL AND EASTERN EUROPE (EXCLUDING POLAND AND UKRAINE)

During the first half of the year, the proposed reorganisation of operations in Central and Eastern Europe (CEE), which was approved by UniCredit's board in August 2006, was completed. This proposal calls for centralising under BA-CA the equity investments and banking operations in the CEE area held by UniCredit and HVB (excluding those in Poland and those currently in Ukraine – UniCredit Bank Ltd and HVB Bank Ukraine JSC).

UniCredit's transfer of the above operations took place by means of the transfer of the "CEE business division" which includes the following equity investments held directly by UniCredit in banks operating in CEE: 50.00% of Koç Finansal Hizmetler A.S., 81.91% of Zagrebacka banka D.D., 86.13% of Bulbank A.D., 100.00% of Zivnostenska banka, A.S., 97.11% of UniBanka A.Ş. and 99.95% of UniCredit Romania S.A., as well as a number of assets and liabilities closely related to these holdings.

In order to implement the transfer of the above business division, BA-CA approved the issuance of 55 million ordinary shares reserved for UniCredit. The issuance price of the new shares, set by the Management Board and Supervisory Board of BA-CA, which met in Q406, and confirmed in an appraisal prepared by an independent expert, was €105.33.

The newly issued BA-CA shares had no entitlement to the dividends for 2006. Moreover, with reference to the same period, UniCredit has in turn retained the right to dividends distributed by the aforementioned banks operating in CEE.

The transaction was finalised with the registration of the BA-CA capital increase (in March 2007) after obtaining approval from the Financial Market Authority and other competent authorities, as well as an independent expert's confirmation that the value of the assets transferred was at least equal to the capital increase.

Following the above transfer, the total investment held by UniCredit in BA-CA rose from 94.98% to 96.35% of the capital.

Upon the completion of the transfer of the Group's banking operations in CEE to BA-CA, in January 2007 HVB transferred the following to the aforementioned Austrian bank:

- 70.26% of International Moscow Bank (IMB) for approximately €1,015 million. In addition, BA-CA purchased from VTB Bank (France) SA, in two instalments (at the end of December 2006 and beginning of January 2007) 19.77% of IMB for approximately US$ 415.3 million bringing its stake to 90.03% of capital stock (95.19% of share capital with voting rights). Finally, in July BA-CA acquired total control of IMB by purchasing the remaining 9.97% of share capital from the European Bank for Reconstruction and Development for a total price of about US$ 229.4 million;

- 100% of AS UniCredit Bank (formerly HVB Latvia) for the sum of approximately €75 million taking into account the Latvian bank's capital increase of €40 million subscribed by HVB in August 2006. AS UniCredit Bank also opened branches in Estonia and Lithuania, and last September HVB transferred the assets and liabilities held in those countries to those branches. This transaction, which was carried out with a payment totalling approximately €10 million for goodwill plus the difference between the book value of the assets and liabilities transferred, completed the Group's reorganisation in this area where AS UniCredit Bank will operate as the Group's "Pan-Baltic Bank."

INTEGRATION OF BANKS OPERATING IN CEE COUNTRIES

The process of reorganising operations in CEE countries has begun with the integration of banks located in the same country as indicated below:

1. UniBanka A.S. and HVB Bank Slovakia A.S. in Slovakia;

2. Zivnostenska banka A.S. and HVB Bank Czech Republic A.S. in the Czech Republic;

3. Bulbank A.D., HVB Bank Biochim A.D. and Bank Hebros A.D. in Bulgaria;

4. Banca Commerciala HVB TIRIAC S.A. and UniCredit Romania S.A. in Romania;

5. UniCredit Zagrebacka banka d.d. and HVB Central Profit Banka d.d. in Bosnia-Herzegovina.

During the first half of 2007, business combinations were completed in Slovakia, Bulgaria and Romania.

Specifically, on 1 April the merger of HVB Bank Slovakia into UniBanka (which changed its name to UniCredit Bank Slovakia A.S.) became effective, while on 27 April the merger of HVB Bank Biochim A.D. and Bank Hebros A.D. into Bulbank (which changed its name to UniCredit Bulbank AD) was carried out.

Finally, UniCredit Romania S.A. was absorbed into Banca Comerciala HVB Tiriac S.A. effective 1 June 2007. The latter also changed its name to UniCredit Tiriac Bank S.A.

With regard to other integration processes in the Czech Republic and Bosnia-Herzegovina, these should be completed by the end of 2007 and the first quarter of 2008 respectively.

REORGANISATION OF BANKING OPERATIONS IN UKRAINE

To allow for the reorganisation of existing operations in Ukraine, which, together with Polish operations, form a part of UniCredit's Poland's Markets Division, at the end of March HVB transferred the entire stake held in Joint Stock Commercial Bank HVB Bank Ukraine (100%) to Bank Pekao (at a price of about €84 million), which already had a controlling interest in UniCredit Bank Ltd., in order to integrate the Group's presence in Ukraine under Bank Pekao.

In September, the assets and liabilities of HVB Bank Ukraine were transferred to UniCredit Bank Ltd, and it is estimated that the integration of HVB Bank Ukraine into UniCredit Bank Ltd will be completed by the end of 2007.

REORGANISATION OF THE GROUP'S INVESTMENT BANKING OPERATIONS

- Transfer of UBM's Investment Banking business unit to HVB

As a part of the project to rationalise operations in the Group's Investment Banking area that are related to the Markets and Investment Banking ("MIB") Division, on 1 April 2007, the transfer of UBM's Investment Banking business unit to HVB (Milan branch) took effect. This project calls for centralising operations in a single legal entity, namely HVB.

To be specific, the transfer included the assets, liabilities, rights, obligations, agreements, documents, responsibilities, duties, powers and all other positions that involve legal rights or obligations that were organised as the commercial, economic and financial operations for conducting UBM's investment banking business, and that represented on the whole the majority of UBM's operations.

The operations transferred consisted of total assets of about €66 billion and total revenues of about €470 million.

In relation to the above transaction and in support of the transfer, HVB issued 51.7 million new shares to UBM representing 6.44% of share capital. It is estimated that the merger of UBM into the parent company will be completed by the end of 2007.

This reorganisation of the Investment Banking area will result in greater efficiency and faster decision making and the formation of a more streamlined corporate governance structure. It will also stimulate the creation of a common corporate culture which is a key factor for attracting and retaining talented resources.

REORGANISATION OF LEASING OPERATIONS AT THE GROUP LEVEL

The leasing business has strategic importance for the Group, and especially for the Corporate Division, in which this business is included, and which is responsible for the functional coordination of the various companies specialising in this sector that are currently directly and indirectly owned by the parent company.

This business is carried out by a number of companies in 16 European countries in which different organisational models and distribution structures are used in order to adapt to the specific nature of local markets allowing significant potential for business development. Thus, in order to ensure the best management and coordination of leasing operations and to foster their growth over time, the parent company approved the creation of a new organisational and management model for the development of this business segment (called the "global business line leasing company") which calls for a sub-holding company with planning, coordination and control functions for the business concerned in Italy, Germany, Austria and CEE countries. In the latter area, the business will be conducted in co-partnership with banks located in the region.

To this end, in April the new company, UniCredit Global Leasing S.p.A., was established with initial capital of €180 million which was fully subscribed by the parent company.

In order to initiate the above rationalisation project, at the end of June UniCredit Global Leasing approved a capital increase from €180 to €762 million which was subscribed and paid for by UniCredit and Bank Austria through contributions in kind.

To be specific, (i) the capital increase from €180 to €514 million was subscribed by UniCredit through the transfer of the "leasing business unit" (effective 1 July 2007), which largely consisted of the controlling interests held in Locat S.p.A. and UniCredit Leasing Romania S.A. in addition to leasing-related assets and liabilities; (ii) the capital increase from €514 to €762 million was subscribed by Bank Austria through the transfer (effective 27 July 2007) of equity investments held in Bank Austria Creditanstalt Leasing GMBH ("BA-CAL"), a company in this sector which in turn holds equity investments in several companies operating in the same sector and SPVs (special purpose vehicles) created for specific agreements, and in UniCredit Global Leasing Participation Management GmbH.

To complete the business structure, it is anticipated that UniCredit Global Leasing will acquire a controlling interest in the other leasing companies operating in the Group in order to coordinate their operating management.

SQUEEZE-OUT AT BAYERISCHE HYPO- UND VEREINSBANK AG ("HVB") AND AT BANK AUSTRIA CREDITANSTALT AG ("BA-CA")

At its meeting on 23 January 2007, the UniCredit S.p.A. board of directors, in its capacity as majority shareholder of Bayerische Hypo- und Vereinsbank AG ("HVB") and Bank Austria Creditanstalt AG ("BA-CA") voted to initiate the squeeze-out procedure at both banks.

On that date UniCredit held 95% of the share capital of HVB after acquiring 1.23% on the market, and 96.35% of the share capital of BA-CA, following the sale of the CEE business. Thus, it was possible to initiate this procedure based on the provisions of German and Austrian law respectively.

With regard to the squeeze-out at HVB, at its meeting on 9 May 2007, the UniCredit board of directors set a cash price of €38.26 for each HVB share. Based on the fact that after the transfer of UBM's investment banking business unit HVB's minority shareholders held 36,534,957 shares in the company (equal to about 4.55% of total capital), the unit price set corresponds to a total equivalent of about €1,398 million. The squeeze-out price was determined on the basis of an appraisal performed by Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Stuttgart, Germany, based on the German IDW standards "Standards for the Valuation of Companies" (IDW S 1). In addition, an opinion was issued on the appropriateness of the price by Warth & Klein, an independent auditing firm appointed by the competent court of Munich.

With regard to the squeeze-out at BA-CA, UniCredit's board of directors and BA-CA's management board both met on 26 March 2007 and set a cash price of €129.4 for each of the 7,374,016 bearer shares, equal to about 3.65% of total share capital. This amount corresponds to a total cash payment of about €954 million. The squeeze-out price was determined on the basis of an appraisal carried out by Deloitte Valuation Services GmbH in accordance with Austrian valuation standard KFS BW1. In addition, an opinion was issued on the appropriateness of the price by TPA Horwath Wirtschaftsprufung GmbH, an independent auditing firm appointed by the competent court of Vienna.

The squeeze-out transactions of HVB and BA-CA were approved by the respective shareholder meetings on 26-27 June 2007 and 3 May 2007.

NEW EXTERNAL GROWTH INITIATIVES FOR THE GROUP

THE PIONEER CONGLOMERATE

In order to take advantage of business opportunities in Russia, where the Group is already represented by International Moscow Bank (a subsidiary of BA-CA), and in keeping with its growth strategy, last March Pioneer Global Asset Management S.p.A. (PGAM) established a new company in Russia called Pioneer Investment Management LLC, headquartered in Moscow, to manage domestic funds and individual asset management accounts in the local market.

The capital base of the newly established company required to commence operations and support growth in future years was projected to be €6.5 million.

Pioneer will mainly use the branch network of International Moscow Bank and of several outside retail banks, with which Pioneer has already established a productive working relationship, to distribute its products in Russia.

As a further means of developing business in strategic markets, in February PGAM signed a memorandum of understanding with Bank of Boroda to establish a joint venture (in which PGAM will have a controlling interest) for the asset management business in India. This will allow PGAM to expand its presence in one of the fastest growing markets.

PGAM's contribution to the joint venture will be its expertise in terms of products, investment processes, marketing strategies and professionalism (the hiring of staff and related training), while Bank of Baroda will contribute its knowledge of the local market and customers, a sales force consisting of the bank's distribution network (in India and abroad), and the ability of the latter to interact with the competent authorities.

Finally, on 23 April 2007 PGAM's extraordinary shareholders' meeting voted, pursuant to Article 2443 of the Civil Code, to grant the board of directors the option to approve, on one or more occasions by April 2008, a capital increase up to a total of about €300 million.

The transaction is aimed at providing the subsidiary with sufficient capital for future acquisitions in relation to the integration of PGAM with the BA-CA group and business development through external growth. It is also aimed at allowing several of its subsidiaries to meet capital adequacy requirements set by local regulations.

THE BA-CA CONGLOMERATE

ATON

In order to establish a significant presence in the brokerage and investment banking market in Russia, in December 2006 BA-CA signed an agreement with Aton Capital, a financial group headquartered in Russia, in order to acquire its brokerage and investment banking operations carried out with institutional customers at a price of US$ 424 million.

In order to separate institutional assets from assets that will not be a part of the acquisition, Aton Capital reorganised its assets into separate companies which mainly include a newly created brokerage company in Russia (ZAO Aton Broker) and a Cyprus-based company (Aton International Ltd). Before finalising the transaction, the companies being acquired were transferred to a newly created Austrian holding company (AI Beteiligungs GmbH).

The transaction was finalised in July 2007.

JSC ATF BANK

In June 2007, the subsidiary Bank Austria Creditanstalt AG (BA-CA) signed an agreement with several private shareholders to acquire a majority interest in JSC ATF Bank (ATF) in the Republic of Kazakhstan.

ATF was founded in 1995 by a group of Kazakh and foreign investors mainly to provide trade finance services. Over the years, the bank developed into a full-service financial institution through an organic growth strategy and through acquisitions in Kazakhstan and in Central Asia where it owns 94.2% of ATF Bank in the Republic of Kyrgyzstan, 100% of Bank Sibir in the Russian Federation (in the region of Omsk) and 75.1% of Sohibcorbank in the Republic of Tajikistan. ATF also operates in the insurance, pension fund and leasing areas.

As at 31 December 2006, ATF was the third-largest Kazakh bank in terms of total assets (€6.3 billion, up 178% over 2005, with an 11.8% market share), fourth largest in terms of deposits (€2.2 billion, up 194% over 2005, with an 8.8% market share) and fifth in terms of customer loans (€3.2 billion, up 103% over 2005, with a 9.8% market share).

ATF's main focus is on corporate customers and SMEs even though the percentage of retail operations has risen in recent years. In June 2007, ATF had a network consisting of 110 branches.

The purchase price for the entire share capital of ATF is US$ 2,175 million plus a payment equivalent to the capital increase (about US$ 100 million) subscribed by current ATF shareholders last July. Since the transaction is not expected to be finalised until the second half of the year, the price will be adjusted in an amount equal to 50% of ATF's net profit for 2007.

This transaction confirms the UniCredit Group's intense ongoing interest in Central and Eastern Europe. With the ATF acquisition, the Group will strengthen its branch network with a leading role in the Republic of Kazakhstan and a number of operations in the Republics of Kyrgyzstan and Tajikistan and in the Russian Federation. Due to a stable and fast growing economy, the Republic of Kazakhstan represents the natural development of the expansion strategy pursued by the UniCredit Group over the last ten years in Central and Eastern Europe, Turkey and CIS (Commonwealth of Independent States) countries.

The finalisation of the transaction is subject to meeting a number of conditions including, *inter alia*, obtaining the necessary authorisations and approvals.

THE HVB CONGLOMERATE

SRQ FINANZ PARTNERS AG

In June 2007 the subsidiary DAB Bank AG (a company listed on the German stock exchange in which HVB holds 76.36% of voting shares) acquired a controlling interest (about 53%) in SRQ Finanz Partners AG ("SRQ"), a financial consulting company that focuses on a customer base made up of affluent individuals, for a total price of about €6 million.

DAB Bank is one of the leading platforms in the German financial investment market (with over €10 billion in assets under administration and over 65,000 total deposits), especially with its offering of direct banking products and services.

About 40,000 DAB retail customers use financial consulting services, 10% of which are provided by SRQ due to the experience amassed by its highly qualified and specialised consultants who are able to offer a wide variety of products and services.

Since the market is showing a growing demand for financial advisers and new products, and especially personal finance services, DAB Bank considered the opportunity of acquiring SRQ, a well-established company in the Berlin area and a leader in the area of asset management consulting.

The company, which focuses on the affluent private sector, manages a customer base consisting of about 4,000 individuals through a network of 70 agents with assets under management totalling about €352 million.

With this acquisition, DAB intends to satisfy growing market demand by acquiring new capabilities to round out the range of consulting products and services, and to strengthen its distribution capabilities.

OTHER TRANSACTIONS AFFECTING SUBSIDIARIES AND AFFILIATES

GERMANY – *SALE OF HVB'S SECURITIES SERVICES OPERATIONS AND THE PGAM CONGLOMERATE*

In order to complete UniCredit's strategy in the securities services business, which is considered "non-core," the Group is continuing with the disposal of assets in this sector which began with the sale of 2S Banca in Italy in 2006.

This disposal process involved the Clearing & Custody ("2S Germany") operations detailed below:

- Clearing, custody and depositary bank services performed by HVB ("Module 1");
- Transaction services currently offered by Financial Markets Service Bank GmbH, a company wholly owned by HVB, on behalf of HVB ("Module 2");
- Fund administration and "Master" services currently offered by Pioneer Investments Kapitalanlagegesellschaft mbH ("Pioneer Germany"), a company headquartered in Munich and wholly owned by PGAM. These services will be transferred to a company to be established called Pioneer Investments Fund Services GmbH ("Service KAG") with the goal of selling the company on the market ("Module 3").

In June 2007, HVB and Pioneer Germany entered into specific purchase and sale agreements for the sale of the above businesses to CACEIS SAS in Paris and to Euro VL SA (a member of the Société Générale group) respectively.

To be specific, HVB will sell all of its operations connected with 2S Germany ("Modules 1 and 2") and the relationships with the related institutional customers to CACEIS, which, on the basis of a long-term service agreement, will act as HVB's exclusive partner for providing custody services. At the same time, Pioneer Germany will transfer to Euro VL the fund administration, middle-office and back-office operations that will be performed by Service KAG which is being established.

The finalisation of the transactions is subject to obtaining the necessary authorisations from the competent authorities.

RUSSIA – *INTERNATIONAL MOSCOW BANK (IMB)*

In order to comply with current capitalisation requirements in Russia (a capital adequacy ratio – N1 ratio – set by the Russian Central Bank at 11% for members of the mandatory deposit insurance system to which IMB belongs) and to support the organic growth strategy adopted for the bank, IMB, which is wholly owned by BA-CA, voted last May to increase capital by US$ 300 million, all of which was subscribed by BA-CA in August.

The capital increase will support IMB's ambitious growth strategy with the aim, among other things, of further strengthening its operations in the retail and SME segments, increasing its presence in the region and expanding its distribution network from the current level of 55 branches to 74 at the end of 2007 and 103 in 2008.

SPAIN – *BANCO SABADELL*

In May 2007 UniCredit acquired a 4% interest in the share capital of Banco Sabadell for about €416 million. This investment strengthens the excellent relationship developed by the two groups which has already led to the signing of a business agreement between Banco Sabadell (Solbank) and HVB for the mutual promotion of products and services of the other bank in the bank's home country. In addition, Banco Sabadell and UniCredit are actively looking into opportunities to develop further agreements for cooperation in other areas with the goal of maximising the creation of value for their respective shareholders.

UniCredit's investment in the capital of Banco Sabadell should be viewed solely as a financial investment.

Merger of UniCredit and Capitalia

In a resolution passed at its meeting on 20 May 2007, UniCredit's board of directors launched a project to combine the UniCredit Group and Capitalia group as a natural step toward the further development of the Group following the integration with Bayerische Hypo- und Vereinsbank A.G. ("HVB"). A similar decision was made by the Capitalia S.p.A. board of directors ("Capitalia") on the same date.

On 30 July 2007 the shareholders of UniCredit and Capitalia met in an extraordinary session and approved this combination, which was carried out in a merger by the absorption of Capitalia into UniCredit (the "Merger") in order to strengthen UniCredit's position in one of its reference markets – Italy – and cement the implementation of additional growth options in the Italian and European markets as a result of the increased scale of product factories and enhanced financial strength.

On 1 October the merger became effective following registration of the merger agreement signed between UniCredit and Capitalia on 25 September 2007 with the appropriate Company Registry offices.

REASONS FOR THE TRANSACTION

The strategic goal of the merger with the Capitalia group is to achieve further growth including through "non-organic" transactions in two complementary areas:

- consolidation in reference markets – Italy, Germany, Austria and Central and Eastern Europe – in order to strengthen UniCredit's position in markets where it already has a presence by benefiting from economies of scale in the areas of production and distribution;
- growth in new markets to achieve economies of scale in the area of production and to create new, significant strategic growth options at the international level.

The merger is certainly consistent with the first development area, domestic growth, but it will also allow for the implementation of further growth options in both Italian and European markets due to the increase in the scale of product factories and the Group's increased size.

The post-merger Group will benefit from a highly diversified geographic distribution (based on data at 31 December 2006) with:

- 4 reference markets (with market shares of 16% in Italy, 5% in Germany, 19% in Austria and with a presence in 17 Central and Eastern Europe (CEE) countries – double the presence of the closest competitor in terms of total assets);

- over 50% of combined revenues generated outside Italy;

and a well-balanced business mix:

- significant exposure to retail business (37% of revenues);

- increased size in global businesses (Markets & Investment Banking and Private Banking and Asset Management representing 14% and 11% of revenues respectively);

- a significant contribution from the Corporate and CEE areas (20% and 18% of revenues respectively).

In the Italian market the merger will primarily allow UniCredit to strengthen its distribution network by increasing market share in economically attractive areas where UniCredit currently has relatively less representation (Lombardy, Latium, Sicily and Apulia) thereby making it possible to establish a more balanced presence throughout Italy. To be specific, UniCredit's market share, which is measured in terms of the number of bank branches, would rise from 5% to 9% in Lombardy, from 8% to 27% in Latium, from 4% to 30% in Sicily and from 8% to 13% in Apulia. Following the merger, the Group's branches will be almost equally distributed throughout north-western, north-eastern, central and southern Italy and the islands.

The business combination with Capitalia will also result in an enhancement of UniCredit's position in several specialised businesses. In leasing, market share (measured in terms of the existing portfolio) in Italy will grow from 13% to 21%, in factoring from 6% to 12% (market share measured in terms of the amount of receivables discounted), and in bancassurance from 12% to 18% (market share measured in terms of policies taken out). In addition, UniCredit will significantly expand its network of financial consultants, the number of which will increase from about 1,900 to over 3,000, and it will attain a leadership position in online banking due to the integration of Fineco Bank, the market leader.

Finally, the integration will generate economies of scale in production businesses. In the asset management area, assets under management will rise by over €30 billion reaching a total of €156 billion, which is equal to about 28% of total assets managed by the Group before the merger, and about 17% of assets under management in the Italian market. Based on the current segmentations at UniCredit and Capitalia, revenues from large corporate and investment banking operations will grow by about 25% from €3.2 billion to €4.0 billion. The specialist skills developed by Capitalia in several business segments such as structured finance and subsidised financing, will enhance the Group's expertise, and these skills may be further boosted in the European market.

The adoption of a regional distribution organisation following the merger will also facilitate the combination of local banks as described below.

In the international arena, the expanded scale in production businesses will improve the ability to generate economies of scale in these businesses and to act as a full-service centre in the global marketplace. In fact, UniCredit will maintain its strong European profile with over 50% of the Group's revenues after the merger continuing to be derived from markets outside Italy.

UniCredit will become the third largest European bank in terms of market capitalisation and largest in the Eurozone (based on market capitalisation as at 20 May 2007, the date when the boards of UniCredit and Capitalia approved the merger). This size will make it possible to negotiate any future mergers with domestic and international operators from a position of greater strength, and will provide greater financial strength in the meantime.

In addition, the combination with Capitalia will allow the UniCredit Group to increase the percentage contribution of the retail business to the Group's revenues providing greater stability to its profit and loss account.

DETAILS AND TIMING OF TRANSACTION

On the referenced date of 30 July 2007, UniCredit's extraordinary shareholders' meeting approved the plan for the merger by absorption of Capitalia into UniCredito Italiano. The share exchange ratio was set at 1.12 new ordinary UniCredit shares for each ordinary Capitalia share. With regard to the merger, UniCredit's extraordinary shareholders' meeting also approved:

a. an increase in divisible share capital of up to €1,473,547,088 in nominal value through the issuance of up to 2,947,094,176 ordinary shares with a nominal value of €0.50 per share to service the exchange of Capitalia S.p.A ordinary shares outstanding on the merger's effective date;

b. four increases in divisible share capital, excluding stock options pursuant to Article 2441, paragraph eight of the Civil Code, up to a total nominal amount of €17,731,028 (equal to up to 35,462,056 ordinary shares) to service the exercise of new options on UniCredit stock to be allocated as a replacement for an equal number of warrants (originally allocated free of charge to employees of the Capitalia Group, Fineco Group and the network of financial consultants of Fineco Bank) which had not been exercised on the effective date of the merger.

The plan for the merger by the absorption of Capitalia into UniCredit was also approved on the same date, 30 July 2007, by the extraordinary shareholders' meeting of Capitalia. Capitalia shareholders that did not agree to the merger resolution were given the right to withdraw pursuant to Article 2437 and subsequent articles of the Civil Code (at a share liquidation price for Capitalia shares of €7.015 per share) since UniCredit's articles of association stipulate that no party with voting rights may exercise such rights for a quantity of shares exceeding 5% of share capital.

In this regard, it should be noted that the number of Capitalia shares for which the right to withdraw was legitimately exercised totalled 82,702,150 shares (equal to 3.17% of Capitalia's share capital) as at 18 September 2007.

At its meeting of 18 September 2007, the UniCredit board of directors voted not to submit a proposal to UniCredit's extraordinary shareholders' meeting to eliminate paragraph nine of Article 5 of the UniCredit articles of association which states that no party with voting rights may exercise such rights for a quantity of the company's shares exceeding 5% of share capital with voting rights. Banca d'Italia and the Italian Antitrust Authority issued the required authorisations for the purposes of finalising the merger of Capitalia into UniCredit.

BUSINESS MODEL

The post-merger Group will adopt a business model consistent with UniCredit's current division structure and with a clear focus on customer segmentation (retail, private and corporate) based on global product factories In general, Capitalia's operations will be integrated into UniCredit's current divisions, including IT & Operations.

Retail services will be offered in Italy by 3 distinct entities (UniCredit Banca, Banca di Roma and Banco di Sicilia) in order to maximise business effectiveness by taking advantage of existing, highly recognizable brands and local capabilities.

The corporate and private banking operations of Banca di Roma, Banco di Sicilia and Bipop-Carire will be transferred to the Italian banks specialising in these businesses, namely UniCredit Banca d'Impresa and UniCredit Private Banking.

The Group's product development will be carried out by global product factories with the full integration of UniCredit and Capitalia platforms:

- Retail banking: With regard to consumer credit, credit cards and mortgages, the operations managed by Fineco Bank will be transferred to UniCredit's global production centres.

- Asset gathering and online trading: Fineco Bank will become the Group's preferred company for these areas. It is a market leader in asset gathering, with over 3,000 consultants and €25.9 billion in assets under administration, and in online trading.

- Corporate Banking: The operations currently managed by MCC (Mediocredito Centrale) in leasing, factoring and investment banking will be transferred to UniCredit's specialised product companies.

- Government agencies: MCC will become the Group's preferred company for financing government agencies under the MIB division with the goal of taking full advantage of the specialised capabilities developed in this area.

- Asset management: In order to take advantage of economies of scale and the Pioneer global brand, Capitalia's asset management companies will be grouped under PGAM (€280 billion in combined assets under management including €156 billion in Italy as at 31 December 2006).

- IT & back-office operations: The operations of Capitalia Informatica will be transferred to the respective companies of the UniCredit Group, UGIS and UPA. The head office of the latter will be transferred to Rome in order to facilitate the integration of domestic operations by leveraging UPA resources in Lombardy to expand the branch network in this area.

To achieve the goal of the model indicated, the restructuring process will begin immediately after the completion of the merger in order to maximise the Group's operating results in the shortest period possible.

GROUP GOVERNANCE

In accordance with the articles of association, UniCredit will continue to use a traditional governance system featuring a board of directors with management functions and a board of auditors with internal control duties.

For the purposes of the integration, together with the merger plan, the boards of UniCredit and Capitalia approved an agreement covering the governance of the merging company.

To be specific, this agreement specified that four Capitalia representatives would be appointed to the current board of directors of UniCredit, and at the same time, four representatives of UniCredit would be appointed to the board of directors of Capitalia as soon as possible following the approval of the merger plan by the shareholders' meetings of both companies.

In this regard, at its meeting on 3 August 2007, the UniCredit board of directors appointed the following individuals as new directors: Prof. Berardino Libonati (in place of Dr. Cesare Geronzi as initially planned since the latter, in the meantime, took the position of Chairman of Mediobanca's Oversight Committee), Eng. Salvatore Ligresti, Dr. Donato Fontanesi and Dr. Salvatore Mancuso. At the same time, Prof. Libonati was appointed as Deputy Chairman of the board of directors.

At the Capitalia board of directors meeting, which was also held on 3 August 2007, the Capitalia board similarly appointed the following individuals as new directors: Dr. Alessandro Profumo, Dr. Paolo Fiorentino, Dr. Giampaolo Giampaoli and Prof. Giovanni Luigi Vaccarino.

Finally, 40% of the directors of Banca di Roma, Banco di Sicilia, Fineco and MCC must be chosen from existing directors of these companies or from key members of local financial communities for the first appointment following the merger.

As of 1 October 2007 UniCredit's registered office was transferred from Genoa to Rome, while its general management remains in Milan. The Capitalia Group's presence in regions of central and southern Italy will be enhanced in the new Group including through the use of the Banca di Roma and Banco di Sicilia brands.

CREATION OF VALUE

It is estimated that the business combination will lead to the generation of gross synergies of about €1.2 billion (net synergies of about €800 million) starting in 2010, about 68% of which will result from cost savings and 32% from incremental revenues due in part to the transfer of best practices. One-time restructuring costs are estimated to be about €1.1 billion. The net present value of synergies (after restructuring costs) is estimated to be about €7 billion, which is equivalent to 39% of Capitalia's market capitalisation as at 8 May 2007, the last date prior to the significant spread of market rumours.

The merger is expected to produce the following benefits:

- significant increase in earnings per share: average annual combined growth of 17% from 2007-2009 compared with 14% pre-merger for both UniCredit and Capitalia and 11% for major competitors;
- increase in adjusted earnings per share for UniCredit shareholders starting in 2009, and for Capitalia shareholders starting in the first year;
- gradually increasing dividend per share in future years;
- Core Tier 1 ratio confirmed at 6.8% by the end of 2008 after restructuring costs, the acquisition of minority shares of HVB and BA-CA and the sale of the excess equity investment in Mediobanca;
- a significant internal capacity to generate capital in the future, and a further potential improvement in capital resources through the sale of UniCredit's equity investment in Generali upon the maturity of the exchangeable bond in 2008;
- further potential benefits from synergies starting in 2010, once the merged companies are fully operational.

Reconciliation of reclassified accounts to mandatory reporting schedule

CONSOLIDATED BALANCE SHEET			(€ million)
	AMOUNTS AS AT		SEE NOTES
	30.06.2007	31.12.2006	
Assets			**part B) Assets**
Cash and cash balances = item 10	4,841	5,681	
Financial assets held for trading = item 20	205,858	191,593	Table 2.1
Loans and receivables with banks = item 60	100,171	83,715	Table 6.1
Loans and receivables with customers = item 70	454,132	441,320	Table 7.1
Financial investments	59,956	59,130	
30. Financial assets at fair value through profit or loss	*15,124*	*15,933*	*Table 3.1*
40. Available-for-sale financial assets	*31,955*	*29,359*	*Table 4.1*
50. Held-to-maturity investments	*9,688*	*10,752*	*Table 5.1*
100. Investments in associates and joint ventures	*3,189*	*3,086*	
Hedging instruments	3,438	3,238	
80. Hedging derivatives	*3,599*	*3,010*	
90. Changes in fair value of portfolio hedged items	*-161*	*228*	
Property, plant and equipment = item 120	8,659	8,615	
Goodwill = item 130 - Intangible assets of which: goodwill	9,996	9,908	
Other intangible assets = item 130 - Intangible assets net of goodwill	3,148	3,428	
Tax assets = item 140	7,751	7,746	
Non-current assets and disposal groups classified as held for sale = item 150	2,847	573	Table 15.1
Other assets	7,890	8,337	
110. Insurance reserves attributable to reinsurers	-	-	
160. Other assets	*7,890*	*8,337*	
Total assets	**868,687**	**823,284**	
Liabilities and shareholders' equity			**Part B) Liabilities**
Deposits from banks = item 10	159,085	145,683	Table 1.1
Deposits from customers and debt securities in issue	502,720	495,255	
20. Deposits from customers	*303,323*	*287,979*	*Table 2.1*
30. Debt securities in issue	*199,397*	*207,276*	*Table 3.1*
Financial liabilities held for trading = item 40	123,697	103,980	Table 4.1
Financial liabilities at fair value through profit or loss = item 50	2,994	1,731	Table 5.1
Hedging instruments	3,203	3,708	
60. Hedging derivatives	*4,116*	*4,071*	
70. Changes in fair value of portfolio hedged items	*-913*	*-363*	
Provisions for risks and charges = item 120	6,676	6,871	Table 12.1
Tax liabilities = item 80	6,464	6,094	
Liabilities included in disposal groups classified as held for sale = item 90	2,447	97	Table 15.1
Other liabilities	17,265	17,123	
100. Other liabilities	*16,023*	*15,727*	
110. Provision for employee severance pay	*1,077*	*1,234*	
130. Insurance reserves	*165*	*162*	
Minorities = item 210	4,388	4,274	
Shareholders' equity, of which:	39,748	38,468	
- Capital and reserves	34,303	30,855	
140. Revaluation reserves, of which: Special revaluation laws	*277*	*277*	
170. Reserves	*11,527*	*8,092*	
180. Share premium	*17,639*	*17,629*	
190. Issued capital	*5,222*	*5,219*	
200. Treasury shares	*-362*	*-362*	
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	1,838	2,165	
140. Revaluation reserves, of which: Available-for-sale financial assets	*3,088*	*2,655*	
140. Revaluation reserves, of which: Cash-flow hedges	*-1,250*	*-490*	
- Net profit = item 220	3,607	5,448	
Total liabilities and shareholders' equity	**868,687**	**823,284**	

INCOME STATEMENT				(€ million)
		FIRST HALF		SEE THE NOTES
		2007	2006	Part C)
Net interest = item 30. Net interest margin		6.425	5.903	Table 1.1 and 1.4
Dividends and other income from equity investments		435	375	
70.	*Dividend income and similar revenue*	*657*	*550*	*Table 3.1*
	less: dividends from held for trading equity instruments included in item 70	*-320*	*-302*	
240.	*Profit (loss) of associates - of which: Profit (loss) of associates valued at equity*	*98*	*127*	*Table 16.1*
Net interest margin		**6.860**	**6.278**	
Net fees and commissions = item 60		4.609	4.242	Table 2.1 and 2.3
Net trading, hedging and fair value income		1,389	1,257	
80	*Gains (losses) on financial assets and liabilities held for trading*	*880*	*1,204*	*Table 4.1*
	+ dividends from held for trading equity instruments (from item 70)	*320*	*302*	
90.	*Fair value adjustments in hedge accounting*	*22*	*11*	*Table 5.1*
	Gains (losses) on disposal and repurchase of available-for-sale financial assets - private equity (from item 100 b)	*99*	*0*	
100	*Gains (losses) on disposal or repurchase of : d) financial liabilities*	*-1*	*1*	
110.	*Gains (losses) on financial assets and liabilities designated at fair value through profit and loss*	*69*	*-261*	*Table 7.1*
Net other expenses/income		266	193	
150	*Premiums earned (net)*	*55*	*45*	
160	*Other income (net) from insurance activities*	*-38*	*-35*	
220.	*Other net operating income*	*384*	*304*	*Table 15.1 and 15.2*
	less: Other operating income - of which: recovery of costs	*-135*	*-121*	*Table 15.2*
Net non-interest income		**6.264**	**5.692**	
OPERATING INCOME		**13.124**	**11.970**	
Payroll costs		-3.861	-3 898	Table 11.1
180	*Administrative costs - a) staff expenses*	*-3 863*	*-3.898*	
	less: integration costs	*2*	*0*	
Other administrative expenses		-2.291	-2.180	
180	*Administrative costs - b) other administrative expenses*	*-2.328*	*-2.206*	*Table 11.5*
	less: integration costs	*37*	*26*	
Recovery of expenses = item 220. Other net operating income - of which: Operating income - recovery of costs		135	121	Table 15.2
Amortisation, depreciation and impairment losses on intangible and tangible assets		-576	-609	
200	*Impairment/Write-backs on property, plant and equipment*	*-357*	*-348*	
	less: Impairment losses/write backs on property owned for investment	*0*	*0*	
	less: integration costs	*0*	*0*	
210.	*Impairment/Write-backs on intangible assets*	*-222*	*-284*	
	less: integration costs	3	23	
Operating costs		**-6.593**	**-6.566**	
OPERATING PROFIT		**6.531**	**5.404**	
Impairment of goodwill		-1	0	
260	*Impairment of goodwill*	-1	0	
	less: impairment of goodwill due to recognition of deferred tax assets arising from losses carried forward of HVB Group	0	0	
Provisions for risks and charges		-114	-143	Table 12.1
190.	*Provisions for risks and charges*	*-107*	*-146*	
	Surplus on release of integration provision	*-7*	*3*	
Integration costs		-35	-52	
Net impairment losses on loans and provisions for guarantees and commitments		-1.075	-1.016	
100	*Gains (losses) on disposal and repurchase of a) loans*	*9*	*39*	
130.	*Impairment losses on a) loans*	*-1,073*	*-1,082*	*Table 8.1*
130	*Impairment losses on d) other financial assets*	*-11*	*27*	
Net income from investments		315	626	
100.	*Gains (losses) on disposal and repurchase of b) available-for-sale financial assets*	*260*	*189*	
	less: Gains (losses) on disposal and repurchase of available-for-sale financial assets - private equity	*-99*	*0*	
100	*Gains (losses) on disposal and repurchase of c) held-to-maturity investments*	*0*	*3*	
130.	*Impairment losses on: b) available-for-sale financial assets*	*-1*	*-27*	
130.	*Impairment losses on: c) held-to-maturity investments*	*0*	*1*	
	Impairment losses/write backs on property owned for investment (from item 200)	*0*	*0*	
240.	*Profit (loss) of associates -of which: write-backs/impairment losses and gains/losses on disposal of associates valued at equity*	*0*	*82*	
270.	*Gains (losses) on disposal of investments*	*155*	*378*	
PROFIT BEFORE TAX		**5.621**	**4.819**	
Income tax for the period		-1.629	-1.351	
290	*Tax expence related to profit from continuing operations*	*-1.629*	*-1.351*	
	Impairment of goodwill due to recognition of deferred tax assets arising from losses carried forward of HVB Group	*0*	*0*	
NET PROFIT		**3.992**	**3.468**	
Gains (losses) on assets classified as held for sale, after tax = item 310		0	39	
PROFIT (LOSS) FOR THE YEAR		**3.992**	**3.507**	
Minorities = item 330		-385	-414	
NET PROFIT ATTRIBUTABLE TO THE GROUP		**3.607**	**3.093**	

Reconciliation of the Parent Company's shareholders' equity and net profit to Consolidated Shareholders' equity and net profit

		(€ million)
	SHAREHOLDERS' EQUITY	of which: NET PROFIT
Balance as at 30 June 2007 as per Unicredit SpA Accounts	**35,054**	**2,230**
Surplus over carrying values	8,083	3,811
- subsidiaries (consolidated)	*7,926*	*3,713*
- associates accounted for at net equity	*157*	*98*
Reversal of Parent Company reserve from internal business combinations	-3,818	
Dividends received in the period by the Parent Company		-2,706
Other consolidatio adjustments	429	272
Balance as at 30 June 2007 attributable to the Group	**39,748**	**3,607**
Minorities	4,388	385
Balance as at 30 June 2007 (minorities included)	**44,136**	**3,992**

Risk connected to US mortgage loans "sub-prime"

The UniCredit Group exposure to the US-subprime market is negligible. In fact, the balance sheet exposure of UniCredit to US-subprimes at the end of June was 277 million (mainly US Residential Mortgage Backed Securities (RMBS) and Collateralized Debt Obligations (CDO) both with a very high asset quality). Such exposure can be summarized as follows:

On balance	€ million
US sub-prime RMBS [1]	127
CDO with partial sub-prime [2]	139
of which equity tranches/income notes	*11*
Retained interest [3]	11
TOTAL ON BALANCE	277

[1] RMBS collateralized by US sub-prime mortgages (mainly vintage, 2002-2003), still AAA rated
[2] CDO with *sub-prime* collateral: 90% still *investment grade*, 70% AA or better at the end August
[3] Retained interest held by Pioneer

Off-balance sheet – through conduits sponsored by HVB – UniCredit has a €28m exposure to US sub-prime mortgages. UniCredit Group has also invested €49m in third-party SIVs (Structured Investment Vehicles); the latter have a partial exposure to US sub-prime mortgages.

Moreover, the overall exposure of Pioneer Investments mutual funds is negligible both at single fund level and overall, given the size, the types of instruments which have exposure to the sub-prime and their weights on NAV. The exposure amounts to € 13 million.

In conclusion we underline that the total exposure on asset under management or in custody including sub-prime mortgages may be consider insignificant.

Subsequent events

On 5 July 2007 the subsidiary Bank Austria Creditanstalt AG (BA-CA) signed an agreement to acquire from a group of investors represented by the Interpipe Group a majority interest of about 95% of the share capital of JSCB Ukrsotsbank (USB).

This acquisition strengthens the Group's presence in Ukraine, which is one of the fastest growing markets in the region. UniCredit already has a presence in this market with HVB Ukraine and UniCredit Bank Ltd.

USB was established in 1990 and is listed on the Ukrainian Stock Exchange. Originally USB s operations were focused on the local corporate and SME sectors, but recently, especially following the acquisition by a group of investors represented by Interpipe (one of the largest industrial groups in the country) the focus has shifted to the retail area. The bank currently intends to further diversify its business in the areas of asset management, financial consulting and pension funds.

As at 31 December 2006, USB was the sixth largest bank in Ukraine in terms of loans to customers (€1.9 billion, up 78% over 2005 with a 5.3% market share) and fourth largest in terms of deposits (€1.6 billion, up 30% over 2005 with a 5.8% market share). As at the same date, total assets were about €2.6 billion.

USB's business model is focused on retail banking (55% of total loans, and a market share of 8.9% as at 31 December 2006), although the corporate and SME components are equally significant (45% of total loans with a market share of 3.4%).

Also at the end of December 2006, USB had a distribution network of 497 branches placing USB in seventh place in terms of the number of branches.

The purchase price for all of USB's share capital is US$ 2.07 million (about €1.52 million at the exchange rate on 5 July) which is to be increased by the amount of the recent capital increase (currently estimated at about US$ 130 million, equal to about €95 million), which will be subscribed by the current shareholders of USB before the closing.

It is expected that the closing will occur in Q4 2007, and the price will be subject to an adjustment on the basis of USB's net asset value at the time the transaction is finalised. The transaction will be fully funded out of currently available financial resources.

The completion of the transaction is subject to a number of conditions being met including, *inter alia*, obtaining the necessary authorisations and approvals, such as the approval of the Banca d'Italia, the Austrian Authority for Financial Markets, the approval of the Central Bank of Ukraine and the approval of the local Antitrust Authority, as well as all other conditions that are typically applicable to a transaction of this type.

In addition, on 3 August 2007 UniCredit and GE Capital International Financing Corporation (on behalf of GE Money, the consumer lending unit of General Electric) signed an agreement for the sale of a majority interest in Bank BPH to be executed upon the finalisation of the spin-off of a portion of the operations of Bank BPH to Bank Pekao ("New BPH").

Based on this agreement, UniCredit will transfer a stake of about 66% in New BPH out of the total equity interest of 71.03% held by UniCredit. The transaction also calls for the sale by CABET Holding (a wholly owned subsidiary of Bank Austria Creditanstalt) to GE Money of a 49.9% stake in BPH TFI (a company operating in the asset management segment in which New BPH already has a 50.1% stake).

The overall price agreed to is €625.5 million.

The spin-off of a portion of the operations of Bank BPH to Bank Pekao has already been approved by the shareholders' meetings of the two banks, and is subject to the authorisation of the Polish Banking Supervision Commission.

UniCredit's sale of the equity investment in New BPH is consistent with the agreement signed on 19 April 2006 between the Treasury Ministry of the Polish Republic and UniCredit, and it represents a further step toward the integration of the UniCredit Group's banking operations in Poland.

The completion of the transaction is scheduled for the end of 2007 following the registration of the partial spin-off of Bank BPH, and it is subject to meeting certain conditions including, *inter alia*, obtaining the necessary authorisations and approvals from the appropriate authorities, and the other conditions precedent that are normally called for in transactions of this type.

Finally, upon the issuance of authorisation by the Italian Antitrust Authority, on 31 August Locat S.p.A. finalised the sale of its 50% stake in LocatRent S.p.A. to ALD Automotive (Société Générale Group). The transaction is consistent with the strategy of efficiently managing the Group's strategic portfolio.

LocatRent was established in 2000 as a 50/50 joint venture between UniCredit and Société Générale that was created out of contributions made by Locat (the UniCredit Group) and ALD Automotive (Société Générale Group), a leading European long-term rental company.

Following the sale of its equity investment in LocatRent, Locat will continue to distribute fleet management and rental products developed by ALD Automotive under the LocatRent brand pursuant to a distribution agreement with the purchasing company on an exclusive and ongoing basis.

For information on events surrounding the merger of Capitalia into UniCredit which occurred after the end of the half-year period, see the paragraph entitled "Merger of UniCredit and Capitalia" in the "Other Information" section.

Outlook

World economic growth remains strong despite the summer crisis in the financial markets. The US economy should be the main loser, while the eurozone should only be affected later and indirectly due to the US economy's slowdown. High levels of volatility have not prevented the stock markets from clawing back the sharp losses of July and August: at the end of September they had reached a level well in excess of that of end-2006 – except for the Italian stock market, which seems unable to trigger a new growth trend. Inflation remains, although there are some signs of tension in the eurozone. Given this macroeconomic scenario, we believe that the ECB may – despite the financial crisis – raise the policy rate (currently 4%) for the last time, by 25 basis points before the end of the year. The series of interest rate increases should end in 2008.

The effects of the crisis in the markets, though in real terms only marginally negative for the main eurozone countries, could be felt already this year in banks' profits. Business – especially lending – volumes may grow more slowly owing to reduced borrowing by companies, partly due to scaled-back investment plans. The bank interest-rate spread (lending rate minus deposit rate) should continue to contribute to the growth of net interest income, especially in Italy, but much less in Germany and Austria. However, the main impact of the crisis may be seen in much slower growth – compared to the previous two years – of non-interest income, not only in Italy but also in Germany and Austria. However, the three countries' banking industry's total revenue should continue its growth trend in 2007, albeit at a slower rate than 2006.

Despite the situation we have described, the Group confirms the objectives set at the beginning of the year, which were fully achieved in the first half of 2007. It is natural to expect a slowing of revenue generation, especially in Q3, affecting the areas most exposed to market volatility and the turbulence that has been seen in the interbank market. Nevertheless, as of the time of writing the impact on UniCredit's profitability should be reasonably small, both in respect of individual business areas and for the Group as a whole. In the medium term operations will continue to be aimed at pursuing harmonious and balanced growth through appropriate and consistent measures designed to increase profitability and efficiency, contain risk, improve balance-sheet and financial equilibrium, and strengthen the capital base. The ultimate goal is the creation of value for our shareholders.

Rome, 16 October 2007

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO

Consolidated first half report

Consolidated Accounts

Notes to the consolidated first half report

Annexes

Consolidated Accounts

Consolidated Accounts

- Balance Sheet
- Income Statement

Statement of Changes in Shareholders' Equity
Cash Flow Statement

CONSOLIDATED BALANCE SHEET

(€ '000)

	Balance sheet - Assets	30/06/07	31/12/06
10.	Cash and cash balances	4,840,756	5,680,703
20.	Financial assets held for trading	205,858,382	191,593,436
30.	Financial assets at fair value through profit or loss	15,123,981	15,932,989
40.	Available-for-sale financial assets	31,955,062	29,358,243
50.	Held-to-maturity investments	9,687,670	10,752,057
60.	Loans and receivables with banks	100,171,228	83,715,436
70.	Loans and receivables with customers	454,132,152	441,320,028
80.	Hedging derivatives	3,598,746	3,009,561
90.	Changes to macro-hedged financial assets (+/-)	(160,527)	228,048
100.	Investments in associates and joint ventures	3,189,410	3,086,289
110.	Reinsurers' provisions	27	300
120.	Property, plant and equipment	8,658,707	8,615,460
130.	Intangible assets	13,143,937	13,335,985
	of which		
	- goodwill	9,995,708	9,908,473
140.	Tax assets	7,750,427	7,746,486
	a) current tax assets	856,751	987,754
	b) deferred tax assets	6,893,676	6,758,732
150.	Non-current assets and disposal groups classified as held for sale	2,846,895	572,722
160.	Other assets	7,890,344	8,336,471
	Total assets	**868,687,197**	**823,284,214**

(€ '000)

	Balance sheet - Liabilities and Shareholders' Equity	30/06/07	31/12/06
10.	Deposits from banks	159,085,471	145,682,687
20.	Deposits from customers	303,322,612	287,978,488
30.	Debt securities in issue	199,397,566	207,276,380
40.	Financial liabilities held for trading	123,697,379	103,980,425
50.	Financial liabilities at fair value through profit or loss	2,994,079	1,730,966
60.	Hedging derivatives	4,115,442	4,070,384
70.	Changes to macro-hedged financial liabilities	(912,420)	(362,604)
80.	Tax liabilities	6,463,668	6,094,167
	a) current tax liabilities	1,611,257	1,515,324
	b) deferred tax liabilities	4,852,411	4,578,843
90.	Liabilities included in disposal groups classified as held for sale	2,446,695	96,690
100.	Other liabilities	16,021,975	15,727,198
110.	Provision for employee severance pay	1,077,345	1,233,853
120.	Provisions for risks and charges	6,676,052	6,871,136
	a) post-retirement benefit obligations	3,952,110	4,081,588
	b) other provisions	2,723,942	2,789,548
130.	Insurance provisions	165,480	161,999
140.	Revaluation reserves	2,119,935	2,443,806
170.	Reserves	11,521,437	8,091,079
180.	Share premium	17,639,468	17,628,233
190.	Issued capital	5,222,465	5,219,126
200.	Treasury shares (-)	(362,512)	(362,177)
210.	Minorities (+/-)	4,387,742	4,274,637
220.	Net Profit or Loss (+/-)	3,607,318	5,447,741
	Total liabilities and shareholders' equity	**868,687,197**	**823,284,214**

CONSOLIDATED INCOME STATEMENT

(€ '000)

	Items	30/06/2007	30/06/2006
10.	Interest income and similar revenues	19,228,772	14,889,553
20.	Interest expense and similar charges	(12,803,924)	(8,986,411)
30.	**Net interest margin**	**6,424,848**	**5,903,142**
40.	Fee and commission income	5,472,595	5,052,882
50.	Fee and commission expense	(863,636)	(810,432)
60.	**Net fees and commissions**	**4,608,959**	**4,242,450**
70.	Dividend income and similar revenue	656,909	549,838
80.	Gains and losses on financial assets and liabilities held for trading	880,219	1,204,321
90.	Fair value adjustments in hedge accounting	22,305	10,631
100.	**Gains and losses on disposal of:**	**267,521**	**232,571**
	a) loans	8,944	38,988
	b) available-for-sale financial assets	260,193	189,029
	c) held-to-maturity investments	(163)	3,221
	d) financial liabilities	(1,453)	1,333
110.	Gains and losses on financial assets/liabilities at fair value through profit or loss	69,387	(261,277)
120.	**Operating income**	**12,930,148**	**11,881,676**
130.	Impairment losses on:	(1,085,325)	(1,080,552)
	a) loans	(1,072,632)	(1,081,915)
	b) available-for-sale financial assets	(1,457)	(27,466)
	c) held-to-maturity investments	(34)	1,227
	d) other financial assets	(11,202)	27,602
140.	**Net profit from financial activities**	**11,844,823**	**10,801,124**
150.	Premiums earned (net)	54,689	44,832
160.	Other income (net) from insurance activities	(38,348)	(35,058)
170.	**Net profit from financial and insurance activities**	**11,861,164**	**10,810,898**
180.	**Administrative costs:**	**(6,191,353)**	**(6,104,105)**
	a) staff expense	(3,862,948)	(3,897,963)
	b) other administrative expense	(2,328,405)	(2,206,142)
190.	Provisions for risks and charges	(106,603)	(146,150)
200.	Impairment/write-backs on property, plant and equipment	(357,290)	(348,054)
210.	Impairment/Write-backs on intangible assets	(221,954)	(284,484)
220.	Other net operating income	385,113	304,325
230.	**Operating costs**	**(6,492,087)**	**(6,578,468)**
240.	Profit (loss) of associates	98,254	209,009
260.	Impairment of goodwill	(1,311)	0
270.	Gains and losses on disposal of investments	154,925	377,958
280.	**Total profit or loss before tax from continuing operations**	**5,620,945**	**4,819,397**
290.	Tax expense (income) related to profit or loss from continuing operations	(1,628,303)	(1,350,783)
300.	**Total profit or loss after tax from continuing operations**	**3,992,642**	**3,468,614**
310.	**Total profit or loss after tax from discontinued operations**	0	39,185
320	**Net Profit or Loss for the year**	**3,992,642**	**3,507,799**
330.	Minorities	(385,324)	(415,129)
340.	**Net Profit or Loss attributable to the Parent Company**	**3,607,318**	**3,092,670**
	Earnings per share (€)	0.348	0.299
	Diluted earnings per share (€)	0.348	0.299

The First Half 2006 Income Statement has been restated in order to account for the effects of the finalisation of the Purchase Price Allocation with HVB Group

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IN FIRST HALF 2007

	Balance as at 12/31/2005	Change in opening balance	Balance as at 1/1/2007	Allocation of profit from previous year: Reserves	Allocation of profit from previous year: Dividends	Changes during the year: Changes in reserves	Shareholders' equity transactions: Issue of new shares	Acquisition of treasury shares	Distribution of extraordinary dividends	Change in equity instruments	Own share derivatives	Stock options (1)	Net Profit or Loss 2007	Shareholders' equity as at 06/30/2007
Group:														
Issued capital:														
a) ordinary shares	5,208,273		5,208,273				3,339							5,211,612
b) savings shares	10,853		10,853											10,853
Share premiums	17,628,233		17,628,233			0	11,235							17,639,468
Reserves:														
a) from profits	6,018,686		6,018,686	2,949,812		332,485	-2,043							9,298,940
b) other	2,072,393		2,072,393			135,902						14,202		2,222,497
Revaluation reserves:														
a) available-for-sale	2,655,171		2,655,171			432,833								3,088,004
b) hedging of financial flows	-490,369		-490,369			-759,644								-1,250,013
c) other (2)	279,004		279,004			2,940								281,944
Treasury shares														
a) parent company	-358,416		-358,416											-358,416
b) subsidiaries	-3,761		-3,761			-335								-4,096
Net Profit or Loss for the period	5,447,741		5,447,741	-2,949,812	-2,497,929								3,607,318	3,607,318
Shareholders' equity	**38,467,808**		**38,467,808**		**-2,497,929**	**144,181**	12,531					14,202	**3,607,318**	**39,748,111**
Minorities:														
Issued capital	840,719		840,719			-43,548								797,171
Share premiums and Reserves	2,697,276		2,697,276	372,199		153,500								3,222,975
Revaluation reserves:														
a) available-for-sale	66,279		66,279			-49,602								16,677
b) hedging of financial flows	-14,555		-14,555			-22,215								-36,770
c) other (2)	5,308		5,308			-2,750								2,558
Treasury shares														
a) parent company														0
b) subsidiaries	-506		-506			313								-193
Net Profit or Loss for the period	680,116		680,116	-372,199	-307,917								385,324	385,324
Shareholders' equity	**4,274,637**	0	**4,274,637**	0	**-307,917**	**35,698**							385,324	**4,387,742**

(1) Stocks Options, Performance Shares and Restricted Shares

(2) Special revaluation laws and other

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY IN FIRST HALF 2006

				Changes during the year										
				Allocation of profit from previous year			Shareholders' equity transactions							
	Balance as at 12.31.2005	Change in opening balance	Balance as at 1.1.2006	Reserves	Dividends	Changes in reserves	Issue of new shares	Acquisition of treasury shares	Distribution of extraordinary dividends	Change in equity instruments	Own share derivatives	Stock options (1)	Net Profit or Loss 2006	Shareholders' equity as at 06/30/2006
Group:														
Issued capital:														
a) ordinary shares	5,184,424		5,184,424				23,023							5,207,447
b) savings shares	10,853		10,853											10,853
Share premiums	16,816,170		16,816,170			0	163,455							16,979,625
Reserves:														
a) from profits	6,885,424		6,885,424	182,921		-420,110	-2,748							6,645,487
b) other	2,287,034		2,287,034			-519,939						16,831		1,783,926
Revaluation reserves:														
a) available-for-sale	1,795,744		1,795,744			59,556								1,855,300
b) hedging of financial flows	-169,041		-169,041			-583,315								-752,356
c) other (2)	277,020		277,020			0								277,020
Treasury shares														
a) parent company	-358,416		-358,416											-358,416
b) subsidiaries	-823		-823			0								-823
Net Profit or Loss for the period	2,470,258		2,470,258	-182,921	-2,287,337								3,092,670	3,092,670
Shareholders' equity	35,198,847		35,198,847		-2,287,337	-1,463,808	183,730					16,831	3,092,670	34,740,933
Minorities:														
Issued capital	961,027		961,027			153,337								1,114,364
Share premiums and Reserves	2,970,054		2,970,054	261,204		-290,181								2,941,077
Revaluation reserves:														
a) available-for-sale	40,834		40,834			-29,360								11,474
b) hedging of financial flows	98		98			-40,231								-40,133
c) other (2)	4,188		4,188			743								4,931
Treasury shares														
a) parent company														0
b) subsidiaries	-84		-84			-752								-836
Net Profit or Loss for the period	261,204		261,204	-261,204									415,129	415,129
Shareholders' equity	4,237,321	0	4,237,321	0		-206,444							415,129	4,446,006

(1) Stocks Options, Performance Shares and Restricted Shares

(2) Special revaluation laws

NOTA: Balances at 31.12.2005 and 30.6.2006 have been changed, since the "Purchase Price Allocation" connected to the business combination with HVB Group.

CONSOLIDATED CASH FLOW STATEMENT (indirect method)		
	June 2007	June 2006
A. OPERATING ACTIVITIES		
1. Operations	**7,602,438**	**6,598,440**
- profit and loss of the period (+/-)	3,607,318	3,092,670
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities designated at fair value through profit and loss (+/-)	1,024,773	- 446,789
- capital gains/losses on hedging operations (+/-)	- 22,305	- 10,631
- net write-offs/write-backs due to impairment (+/-)	1,742,285	2,320,503
- net write-offs/write-backs on tangible and intangible assets (+/-)	580,555	632,347
- provisions and other incomes/expenses (+/-)	33,493	- 122,516
- not paied tax (+)	839,014	1,164,188
- other adjustments (+/-)	- 202,695	- 31,332
2. Liquidity generated/absorbed by financial assets	**- 47,143,500**	**- 23,842,775**
- financial assets held for trading	- 15,904,034	- 1,645,628
- financial assets at fair value	927,536	- 3,501,051
- available-for-sale financial assets	- 2,121,475	892,754
- loans and receivables with banks	- 16,356,844	- 9,285,071
- loans and receivables with customers	- 12,756,240	- 5,495,187
- other assets	- 932,443	- 4,808,591
3. Liquidity generated/absorbed by financial liabilities	**43,113,095**	**21,026,167**
- deposits from banks	13,269,713	- 5,442,416
- deposits from customers	14,644,564	8,519,839
- debt certificates including bonds	- 7,859,082	5,974,154
- financial liabilities held for trading	20,699,213	8,863,641
- financial liabilities designated at fair value	1,262,392	271,992
- other liabilities	1,096,295	2,838,956
Net liquidity generated/absorbed by operating activities	**3,572,033**	**3,781,832**
B. INVESTMENT ACTIVITIES		
1. Liquidity generated by:	**3,169,988**	**1,954,640**
- sales of equity investments	631,720	793,818
- collected dividends on equity investments	319,572	74,945
- sales of financial assets held to maturity	1,817,167	453,885
- sales of tangible assets	156,880	133,420
- sales of intangible assets	106,667	178,123
- sales of subsidiaries and divisions	137,982	320,449
2. Liquidity absorbed by:	**- 5,179,132**	**- 3,777,657**
- purchases of equity investments	- 198,853	- 221,320
- purchases of financial assets held to maturity	- 3,135,590	-
- purchases of tangible assets	- 1,650,163	- 3,423,536
- purchases of intangible assets	- 194,526	- 132,801
- purchases of subsidiaries and divisions	-	-
Net liquidity generated/absorbed by investment activities	**- 2,009,144**	**- 1,823,017**
C. FUNDING ACTIVITIES		
- issue/purchase of treasury shares	-	-
- issue/purchase of equity instruments	12,531	183,730
- distribution of dividends and other scopes	- 2,497,929	- 2,287,337
Net liquidity generated/absorbed by funding activities	**- 2,485,398**	**- 2,103,607**
NET LIQUIDITY GENERATED/ABSORBED DURING THE YEAR	**- 922,509**	**- 144,792**
LEGENDA: (+) generated ; (-) absorbed		

RICONCILIATION		
	June 2007	June 2006
Cash and cash equivalents at the beginning of the year	5,680,703	3,459,406
Net liquidity generated/absorbed during the year	- 922,510	- 144,792
Cash and cash equivalents: effect of exchange rate variations	82,563	- 50,862
Cash and cash equivalents at the end of the year	4,840,756	3,263,752

Notes to the consolidated accounts

Important note:
Since this is a condensed consolidated first half report, unlike the annual report it does not provide certain information within the above-listed Sections or the information relating to Section G) Business Combinations.

Notes to the consolidated accounts

Part A) Accounting Policies

A1) General

Section 1 – Statement of Compliance with IFRS

Section 2 – Preparation Criteria

Section 3 – Consolidation Procedures and Scope

Section 4 – Subsequent Events

Section 5 – Other Matters

A2) The Main Items of the Accounts

Part A) Accounting Policies

A1) General

Section 1 – Statement of Compliance with IFRS

As required by Issuers' Regulations 11971 dated 14 May 1999, as amended and supplemented by Consob resolution 14990 dated 14 April 2005 as amended, this consolidated First Half Report has been prepared in accordance with the IFRS issued by the IASB (including the interpretation documents issued by the SIC and the IFRIC) and endorsed by the European Commission up to 30 June 2007, pursuant to EU Regulation 1606 issued on 19 July 2002.

These regulations were transposed by Italian Legislative Decree 38/05, under which the UniCredit Group is required to prepare its consolidated accounts in accordance with the IFRS issued by the IASB as endorsed by the EU.

Section 81 of the above Consob resolution requires that the content of the half year report be in line with IAS 34 on interim reporting. In accordance with §10 of IAS 34, UniCredit has opted to provide condensed financial statements.

This First Half Report also includes a specific report on the Parent Company under the same IFRS whose observance is required by the above section of the Consob resolution. It has been subject to a limited audit of the accounts by KPMG S.p.A.

Section 2 – Preparation Criteria

As mentioned above, this consolidated First Half Report has been prepared in accordance with the IFRS endorsed by the European Commission. The following documents were used to interpret and support the application of IFRS (albeit not endorsed by the EC):

- Framework for the Preparation and Presentation of Financial Statements issued by the IASB in 2001
- Implementation Guidance, Basis for Conclusions, IFRIC and any other documents prepared by the IASB or IFRIC (International Financial Reporting Interpretations Committee) supplementing IFRS
- Interpretative documents on the application of IFRS in Italy prepared by the *Organismo Italiano di Contabilità* (OIC) and *Associazione Bancaria Italiana* (ABI).

This consolidated First Half Report comprises the balance sheet, profit and loss account, statement of changes in equity, cash-flow statement (compiled using the indirect method) and notes to the consolidated First Half Report accounts.

These are in line with Banca d'Italia schedules as prescribed by Circular 262 dated 22 December 2005, in that they give comparative figures, as at 31 December 2006 for the balance sheet and as at 30 June 2006 for the profit and loss account.

The schedules and notes to the consolidated First Half Report accounts are in € thousands.

The 2006 first half figures have been restated to account for the effects of the finalisation of Purchase Price Allocation following the HVB Group business combination. The HVB Group was in fact first consolidated in our 2005 financial statements pursuant to IFRS 3, the purchase price being allocated to the fair values of assets acquired and liabilities and contingent liabilities assumed. Under IFRS 3 initial recognition of the business combination with the HVB Group was determined provisionally in our consolidated accounts at 31 December 2005, as well in the 2006 first half report. Complete allocation of the purchase price was achieved within the time limit stipulated by IFRS 3 (31 October 2006) and did not generally cause significant changes to the fair values of assets acquired and liabilities and contingent liabilities assumed recognised previously.

The changes that arose occasioned inter alia an adjustment of the former HVB Group's comparative balance-sheet and income- statement figures for first half 2006.

This First Half Report is accompanied by a report on operations in which condensed (reclassified) accounts are used. These are reconciled with the official schedules in the Other Information section of the Report. The report on operations also includes a reconciliation of Parent Company net profit and shareholders' equity to consolidated net profit and shareholders' equity.

Measurement criteria are intended to reflect the continuity of corporate business and are in line with the principles of competence, relevance and materiality in the Accounts and the priority of economic substance over legal form.

Section 3 – Consolidation Scope and Procedures

Consolidation criteria and principles used to prepare the consolidated First Half Report as at 30 June 2007 are as follows:

ACCOUNTS USED FOR CONSOLIDATION

The following were used:

- Parent company accounts as at 30 June 2007
- Consolidated first half accounts of the HypoVereinsbank Group prepared under IFRS
- Consolidated first half accounts of the Bank Austria Creditanstalt Leasing Group (" BA-CA Leasing Group"), prepared under IFRS
- The accounts as at 30 June 2007 of the other fully consolidated and proportionately consolidated Group entities duly condensed (reclassified) and adjusted to take into account the requirements of consolidation and, where necessary, to bring them into line with Group accounting principles and the information required by Banca d'Italia Circular 262 dated 22 December 2005.

Individual fully consolidated Group companies' financial statements denominated in currencies other than the euro are converted at closing exchange rates in respect of the balance sheet; the average exchange rate for the half year is used for the profit and loss account, which is considered a valid approximation of the rate of exchange at the date of the transaction.

The reports of the main fully consolidated Group companies, prepared under IFRS for the purposes of the consolidated First Half Report have each been subject to a limited audit by a prime auditing firm.

SUBSIDIARIES

Subsidiaries are companies in which:

1) The Parent owns, directly or indirectly through subsidiaries, more than half of the voting power unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
2) The Parent owns half or less of the voting power and has:
    a) power over more than half of the voting rights by virtue of an agreement with other investors;
    b) power to govern the financial and operating policies of the entity under a statute or an agreement;
    c) power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
    d) power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

These definitions include special purpose entities as required by SIC 12.

The existence and effect of potential voting rights that are currently exercisable or convertible, are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

The carrying amount of an investment in a fully o proportionately consolidated entity held by the Parent or another Group company is eliminated against the recognition of the subsidiary's assets and liabilities as well as the Group's portion of equity of the subsidiary.

Intragroup balances, transactions, income and expenses are eliminated in full o proportionately, in accordance with the adopted consolidation procedures.

A subsidiary's income and expenses are included in consolidation from the date the Parent acquires control. On disposal of a subsidiary, its income and expenses are consolidated up to the date of disposal, i.e., when the Parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and the carrying amount of its net assets is recognised in item 270 "Gains (Losses) on disposal of investments" in profit and loss.
Minority interests are recognised in the consolidated balance sheet item 210 "Minorities" separately from liabilities and Parent shareholders' equity.

Minority interests in the profit or loss of the Group are separately disclosed under item 330 of the consolidated profit and loss account.

On first-time consolidation, subsidiaries are measured at fair value as at the acquisition date, i.e. at the cost of obtaining control of the subsidiary inclusive of ancillary costs.

ASSOCIATES

These are entities over which an investor has significant influence, and which is neither a subsidiary nor an interest in a joint venture. It is presumed that the investor has significant influence if the investor holds, directly or indirectly, at least 20 per cent of the voting power of an investee.

Investments in associates are recognised using the equity method. The carrying amount includes goodwill (less any impairment loss). The investor's share of the profit and loss of the investee after the date of acquisition is recognised in item 240 "Profit (Loss) of associates" in profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

If the investor's share of an associate's losses is equal to or more than its carrying amount, no further losses are recognised, unless the investor has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits on transactions with associates are eliminated to the extent of the Group's interest. Unrealised losses are likewise eliminated, unless the transactions show evidence of impairment of the assets exchanged.

JOINT VENTURES

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Interests in joint ventures are recognised using proportionate consolidation.

The following table shows the companies included in the scope of consolidation, listed by division, plus the companies valued with the equity method.

Investments in subsiadiaries, companies recognised under proportionate consolidation and valued at equity

			OWNERSHIP RELATIONSHIP		
NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	HELD BY	HOLDING %	VOTING RIGHTS
A1) LINE BY LINE METHOD					
UNICREDITO ITALIANO SPA	GENOVA		CAPOGRUPPO		
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MONACO	1	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	66,67	
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MONACO	1	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	100,00	98,11
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MONACO	1	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	100,00	98,11
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MONACO	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100,00	98,11
ACTIVEST INVESTMENTGESELLSCHAFT SCHWEIZ AG	BERNA	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
ALEXANDERSSON REAL ESTATE I B.V.	MONACO	1	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	100,00	
ALINT 458 GRUNDSTUCKSVERWALTUNG GESELLSCHAFT M.B.H. & CO. GESCHAFTSHAU	BAD HOMBURG	1	ALINT 458 GRUNDSTUCKSVERWALTUNG GESELLSCHAFT M.B.H. & CO. GESCHAFTSHAU	33,67	
		1	BA CA LEASING (DEUTSCHLAND) GMBH	66,33	
ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
ALLEGRO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
ALLIB LEASING S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
ALLIB NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGABRIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	90,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	10,00	
ALLIB ROM S.R.L.	BUCAREST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	90,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	10,00	
ALMS LEASING GMBH.	SALISBURGO	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95,00	
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
ANI LEASING IFN S.A.	BUCAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0,01	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	90,01	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	9,95	
		1	CALG ANLAGEN LEASING GMBH	0,01	
		1	UNICREDIT GLOBAL LEASING EXPORT GMBH	0,01	
ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	1,15	
		1	HVB IMMOBILIEN AG	98,85	93,85
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MONACO	1	HVB PROJEKT GMBH	100,00	
ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100,00	
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MONACO	1	HVB PROJEKT GMBH	100,00	90,00
ARUNA IMMOBILIENVERMIETUNG GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
AS UNICREDIT BANK	RIGA - LETTONIA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
ASCENDANT STRUCTURED CREDIT OPPORTUNITY FUND LLC	DELAWARE	4	PIONEER INVESTMENT MANAGEMENT USA INC.	50,00	
ASSET MANAGEMENT GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MONACO	1	HVB PROJEKT GMBH	100,00	90,00
AUFBAU DRESDEN GMBH	MONACO	1	HVB PROJEKT GMBH	100,00	
AUSTRIA LEASING GMBH	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0,40	
		1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99,60	99,40
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
AWT HANDELS GESELLSCHAFT M.B.H.	VIENNA	1	AWT INTERNATIONAL TRADE AG	100,00	
AWT INTERNATIONAL TRADE AG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
BA- ALPINE HOLDINGS, INC.	*WILMINGTON*	*1*	*BANK AUSTRIA CAYMAN ISLANDS LTD.*	*100,00*	
BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	94,90
BA CA LEASING (GERMANY) GMBH	BAD HOMBURG	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BA CA SECUND LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BA CREDITANSTALT BULUS EOOD	SOFIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BA/CA-LEASING BETEILIGUNGEN GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BA/CA-LEASING FINANZIERUNG GMBH	VIENNA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	100,00	
BAC FIDUCIARIA SPA	DOGANA - REPUBBLICA DI SAN MARINO	1	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	100,00	
BA-CA ADAGIO LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BA-CA ADMINISTRATION SERVICES GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
BA-CA ANDANTE LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA BARBUS LEASING DOO	LJUBLJANA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
BACA BAUCIS LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BACA CENA IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BACA CHEOPS LEASING GMBH	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100,00	99,80
BA-CA CONSTRUCTION LEASING OOO	SAN PIETROBURGO	1	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	100,00	
BACA EXPORT FINANCE LIMITED	LONDRA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN, GRAND CAYMAN	1	BANK AUSTRIA CAYMAN ISLANDS LTD.	100,00	
BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN, GRAND CAYMAN	1	BANK AUSTRIA CAYMAN ISLANDS LTD.	100,00	
BACA HYDRA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA KOMMUNALLEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA LEASING ALFA S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA LEASING CARMEN GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BA-CA LEASING DREI GARAGEN GMBH	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BACA LEASING GAMA S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80

			OWNERSHIP RELATIONSHIP		
NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	HELD BY	HOLDING %	VOTING RIGHTS
BA-CA LEASING MODERATO D.O.O.	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA LEASING NEKRETNINE DRUSTVO SA OGRANICENOM	BANJA LUKA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	30,00	70,00
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30,00	
BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BA-CA LEASING TECHRENT GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99,00	
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1,00	
		1	CALG IMMOBILIEN LEASING GMBH	99,00	
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BA-CA LUNA LEASING GMBH VORM. Z LEASING LUNA IMMOBILIEN LEASING GES.M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BACA MINERVA LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA MINOS LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BACA MOBILIEN UND LKW LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA PEGASUS LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	CALG IMMOBILIEN LEASING GMBH	75,00	74,80
BA-CA POLARIS LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BA-CA PRESTO LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BACA ROMUS IFN S.A.	BUCURESTI	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	0,01	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	90,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	9,96	
		1	CALG ANLAGEN LEASING GMBH	0,01	
		1	UNICREDIT GLOBAL LEASING EXPORT GMBH	0,02	
BA-CA ZEGA LEASING-GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BACAL ALPHA DOO ZA POSLOVANJE NEKRETNINAMA	ZAGABRIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30,00	
BACAL BETA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGABRIA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASA	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	VARSAVIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	VARSAVIA	1	BANK AUSTRIA CREDITANSTALT LEASING	75,00	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
			GMBH		
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	VARSAVIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BA-CREDITANSTALT LEASING POLUS SP. Z O.O.	VARSAVIA	1	BACA MINERVA LEASING GMBH	100,00	
BAL CARINA IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BAL DEMETER IMMOBILIEN LEASING GMBH	VIENNA	1	MID GARAGEN GMBH	100,00	99,80
BAL HELIOS IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BAL HESTIA IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BAL HORUS IMMOBILIEN LEASING GMBH	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	100,00	99,80
BAL HYPNOS IMMOBILIEN LEASING GMBH	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	100,00	99,80
BAL LETO IMMOBILIEN LEASING GMBH	VIENNA	1	MID GARAGEN GMBH	100,00	99,80
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BAL PAN IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BAL SOBEK IMMOBILIEN LEASING GMBH	VIENNA	1	MID GARAGEN GMBH	100,00	99,80
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	BORGO MAGGIORE	1	UNICREDIT PRIVATE BANKING SPA	85,35	85,39
BANK AUSTRIA CAYMAN ISLANDS LTD.	GEORGETOWN, GRAND CAYMAN ISLANDS	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
BANK AUSTRIA CREDITANSTALT AG	VIENNA	1	UNICREDITO ITALIANO SPA	96,35	
BANK AUSTRIA CREDITANSTALT D.D. LJUBLJANA	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT AG	99,98	
BANK AUSTRIA CREDITANSTALT KFZ LEASING GMBH	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100,00	
BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BANK AUSTRIA CREDITANSTALT LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	99,98	
BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100,00	99,80
BANK AUSTRIA CREDITANSTALT LEASING, LEASING, D.O.O.	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT D.D. LJUBLJANA	9,90	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	90,10	
BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99,80	
BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	94,95	
BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TSRSASAG	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	100,00	95,00
BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	VIENNA	1	MID GARAGEN GMBH	100,00	99,80
BANK AUSTRIA LEASING ATON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	VIENNA	1	MID GARAGEN GMBH	100,00	99,80
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
BANK BPH SA	KRAKAU	1	UNICREDITO ITALIANO SPA	71,03	
BANK PEKAO SA	VARSAVIA	1	UNICREDITO ITALIANO SPA	52,73	
BANKHAUS NEELMEYER AG	BREMEN	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
BANKING TRANSACTION SERVICES S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
BANKPRIVAT AG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	VIENNA	1	CALG ANLAGEN LEASING GMBH	1,00	
		1	CALG IMMOBILIEN LEASING GMBH	99,00	
BAYERISCHE HYPO- UND VEREINSBANK AG	MONACO	1	UNICREDIT BANCA MOBILIARE SPA	6,44	6,56
		1	UNICREDITO ITALIANO SPA	89,01	88,80

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MONACO	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100,00	
BDK CONSULTING	LUCK	1	UNICREDIT BANK LTD	100,00	
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6,15	
		1	HVB IMMOBILIEN AG	93,80	93,85
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
BODEHEWITT AG & CO. KG	GRUNWALD	1	BAYERISCHE HYPO- UND VEREINSBANK AG	72,25	
BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100,00	
BPH AUTO FINANSE SA	VARSAVIA	1	BPH PBK LEASING S.A.	100,00	
BPH BANK HIPOTECZNY S.A.	VARSAVIA	1	BANK BPH SA	99,95	
BPH FINANCE PLC.	LONDRA	1	BANK BPH SA	100,00	
BPH LEASING S.A.	VARSAVIA	1	BPH PBK LEASING S.A.	100,00	
BPH PBK LEASING S.A.	VARSAVIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	19,90	
		1	BANK BPH SA	80,10	
BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	VARSAVIA	1	BANK BPH SA	100,00	
BPH TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH S.A.	VARSAVIA	1	BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	50,14	
		1	PIONEER INVESTMENTS AUSTRIA GMBH	49,86	
BREAKEVEN SRL	VERONA	1	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	100,00	
BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100,00	
BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA IB BULINVEST EOOD	SOFIA	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100,00	
CA IB CORPORATE FINANCE A.S	PRAGA	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100,00	
CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
CA IB CORPORATE FINANCE D.D.	LJUBLJANA	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100,00	
CA IB CORPORATE FINANCE D.O.O.	BEOGRAD	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100,00	
CA IB CORPORATE FINANCE LTD., LONDON	LONDRA	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100,00	
CA IB CORPORATE FINANCE OOO	MOSCA	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100,00	
CA IB D.D.	ZAGABRIA	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100,00	
CA IB FINANCIAL ADVISERS A.S., O.C.P.	BRATISLAVA	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100,00	
CA IB INTERNATIONAL MARKETS AG	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
CA IB INTERNATIONAL MARKETS LTD.	LONDRA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
CA IB INVEST D.O.O	ZAGABRIA	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
CA IB ROMANIA SRL	BUCHAREST	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100,00	99,99
CA IB SECURITIES (UKRAINE) AT	KIEV	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100,00	
CA IB TOKEPIACI RT.	BUDAPEST	1	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	100,00	
CABET-HOLDING-AKTIENGESELLSCHAFT	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
CAC FULL SERVICE LEASING, S.R.O.	PRAGA	1	CAC LEASING, A.S.	100,00	
CAC LEASING, A.S.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CAC POIJISTOVACI MAKLERSKA SPOL. S R.O.	PRAGA	1	CAC LEASING, A.S.	100,00	
CAC POISTOVACI MAKLER, S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	19,68	
		1	UNICREDIT LEASING SLOVAKIA A.S	80,32	
CAC REAL ESTATE, S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CAC-IMMO SRO	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CAIBON.COM INTERNET SERVICES GMBH	VIENNA	1	BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	100,00	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING EURO, S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING OVUS S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING PRAHA S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING SENIOREN PARK GMBH	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CALG 307 MOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99,00	
CALG 443 GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99,00	
		1	CALG IMMOBILIEN LEASING GMBH	1,00	
CALG 451 GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	100,00	
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	100,00	
CALG ANLAGEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MONACO	1	CALG ANLAGEN LEASING GMBH	99,90	100,00
CALG ANLAGEN LEASING GMBH & CO OEG	VIENNA	1	CALG ANLAGEN LEASING GMBH	99,00	
		1	CALG IMMOBILIEN LEASING GMBH	1,00	
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	CALG ANLAGEN LEASING GMBH	100,00	
CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	CALG IMMOBILIEN LEASING GMBH	100,00	99,80
CALG GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	CALG IMMOBILIEN LEASING GMBH	75,00	
CALG HOTELGRUNDSTUCKVERWALTUNG GRUNDUNG 1986 GMBH	VIENNA	1	CALG ANLAGEN LEASING GMBH	100,00	
CALG IMMOBILIEN LEASING GMBH	VIENNA	1	CALG ANLAGEN LEASING GMBH	100,00	99,80
CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	VIENNA	1	CALG ANLAGEN LEASING GMBH	100,00	
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	VARSAVIA	1	BANK PEKAO SA	100,00	
CENTAR KAPTOL DOO	ZAGABRIA	1	ZAGREBACKA BANKA DD	100,00	
CENTRA BAU VERWERTUNGSGESELLSCHAFT M.B.H.&CO OEG	VIENNA	1	CALG ANLAGEN LEASING GMBH	1,00	1,01
		1	CALG IMMOBILIEN LEASING GMBH	99,00	98,99
CENTRUM KART SA	VARSAVIA	1	BANK PEKAO SA	100,00	
CHARADE LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75,00	
CHEFREN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	MOSCA	1	BANK AUSTRIA CREDITANSTALT AG	90,03	95,19
COMMUNA - LEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B H.	VIENNA	1	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100,00	
CONTRA LEASING-GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75,00	
		1	JAUSERN-LEASING GESELLSCHAFT M.B H.	25,00	
CORDUSIO SOCIETA' FIDUCIARIA PER AZIONI	MILANO	1	UNICREDIT PRIVATE BANKING SPA	100,00	
CRISTAL PALACE REAL ESTATE, S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95,00	
CUKOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
DAB BANK AG	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	76,36	
DEBO LEASING IFN S.A.	BUCAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B H.	0,01	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	90,01	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	9,95	
		1	CALG ANLAGEN LEASING GMBH	0,01	
		1	UNICREDIT GLOBAL LEASING EXPORT GMBH	0,02	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT	MONACO	1	HVB PROJEKT GMBH	100,00	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MONACO	1	HVB PROJEKT GMBH	100,00	
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MONACO	1	HVB PROJEKT GMBH	100,00	
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	VIENNA	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100,00	
DIREKTANLAGE.AT AG	SALISBURGO	1	DAB BANK AG	100,00	
DLB LEASING, S.R.O.	PRAGA	1	CAC LEASING, A.S.	100,00	
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
DOMUS BISTRO GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
DOMUS CLEAN REINIGUNGS GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
DOMUS FACILITY MANAGEMENT GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLINO	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B H.	100,00	
DRUKBANK SP. ZOO	ZAMOSC	1	BANK PEKAO SA	100,00	
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
ENDERLEIN & CO. GMBH	BIELEFELD	1	PLANETHOME AG	100,00	
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B H.	BERLINO	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B H.	100,00	
EURO CAPITAL STRUCTURES LTD IN LIQUIDAZIONE	DUBLINO	1	UNICREDIT BANCA MOBILIARE SPA	100,00	
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO KG	VIENNA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B H.	100,00	99 80
EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST	1	EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	99,60	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
		1	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	0,40	
EUROPA FUND MANAGEMENT	BUDAPEST	1	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	100,00	
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	VIENNA	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100,00	
FINANCIAL MARKETS SERVICE BANK GMBH	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
FM GRUNDSTUCKSVERWALTUNGS GMBH & CO. KG	BAD HOMBURG	1	CALG IMMOBILIEN LEASING GMBH	100,00	
FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
FMZ SAVARIA SZOLGALTATO KFT	BUDAPEST	1	UNICREDIT LEASING KFT	75,00	
FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	VIENNA	1	MID GARAGEN GMBH	100,00	
FOLIA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75,00	100,00
FUGATO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99,80	
GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	1	CALG IMMOBILIEN LEASING GMBH	100,00	99,80
GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	CALG ANLAGEN LEASING GMBH	100,00	99,00
GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99,00	
GELDILUX-TS-2005 S.A.	LUSSEMBURGO	4	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	100,00	
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	37,50	
		1	CALG IMMOBILIEN LEASING GMBH	37,50	
GEMMA VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MONACO	4	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100,00	6,00
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MONACO	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	100,00	
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLINO	1	HVB PROJEKT GMBH	100,00	94,00
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MONACO	1	HVB PROJEKT GMBH	100,00	
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MONACO	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	100,00	98,24
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLINO	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100,00	
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	10,00	
		1	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	90,00	
H.F.S. LEASINGFONDS DEUTSCHLAND 7 GMBH & CO. KG	MONACO	4	HVB PROJEKT GMBH	100,00	0,02
H.F.S. LEASINGFONDS DEUTSCHLAND 1 GMBH & CO. KG	MONACO	4	HVB IMMOBILIEN AG	100,00	0,00
HELLAS LEASING- UND BETEILIGUNGS GMBH	BAD HOMBURG	1	BA CA LEASING (DEUTSCHLAND) GMBH	2,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	98,00	

			OWNERSHIP RELATIONSHIP		
NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	HELD BY	HOLDING %	VOTING RIGHTS
HERKU LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75,00	
HOKA LEASING-GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	75,00	
HONEU LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	50,00	
HVB - LEASING PLUTO KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
HVB AGENT D.O.O. ZA POSREDOVANJE U OSIGURANJU	ZAGABRIA	1	UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	100,00	80,00
HVB ALTERNATIVE ADVISORS LLC	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB ALTERNATIVE FINANCIAL PRODUCTS AG	VIENNA	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB AUTO LEASING EOOD	SOFIA	1	HVB LEASING OOD	100,00	
HVB BANK CZECH REPUBLIC A.S.	PRAGA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
HVB BANQUE LUXEMBOURG SOCIETE ANONYME	LUSSEMBURGO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB CAPITAL ASIA LIMITED	HONG KONG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB CAPITAL LLC	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB CAPITAL LLC II	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB CAPITAL LLC III	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB CAPITAL LLC V	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB CAPITAL LLC VI	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB CAPITAL LLC VIII	WILMINGTON	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB CAPITAL PARTNERS AG	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB CENTRAL PROFIT BANKA D.D., SARAJEVO	SARAJEVO	1	BANK AUSTRIA CREDITANSTALT AG	80,85	80,87
HVB CESAR D.O.O. BEOGRAD	BELGRADO	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
HVB FIERO LEASING OOD	SOFIA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
HVB FUGGETLEN BIZTOSITASKOZVETITO SZOLGALTATO KFT	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	25,20	
		1	UNICREDIT LEASING KFT	74,80	
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	4,99	
HVB HONG KONG LIMITED	HONG KONG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB IMMOBILIEN AG	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB INFORMATION SERVICES GMBH	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB INVESTMENTS (UK) LIMITED	CAYMAN ISLAND	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB JELZALOGBANK RT.	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	100,00	
HVB LEASING CPB D.O.O.	SARAJEVO	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30,00	
HVB LEASING CZECH REPUBLIC S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
HVB LEASING D.O.O.	SARAJEVO	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
HVB LEASING GMBH	HAMBURG	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB LEASING INSURANCE BROKER BULGARIA OOD	SOFIA	1	HVB LEASING OOD	80,00	
		1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	20,00	
HVB LEASING INSURANCE BROKER SRL	BUCAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99,80	
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
HVB LEASING OOD	SOFIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	90,00	
		1	UNICREDIT BULBANK AD	10,00	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	100,00	
HVB PROJEKT GMBH	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6,00	
		1	HVB IMMOBILIEN AG	94,00	
HVB SUPER LEASING EOOD	SOFIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
HVB TECTA GMBH	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6,00	
		1	HVB IMMOBILIEN AG	94,00	
HVB U.S. FINANCE INC.	NEW YORK	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB VERWA 4 GMBH	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HVB VERWA 4.4 GMBH	MONACO	1	HVB VERWA 4 GMBH	100,00	
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	96,67	
		1	BUSINESS CITY MANAGEMENT GMBH (UNG.: UZLETKOZPONTOT MENEDZSELO KORLAT	3,33	
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
HVB-LEASING GARO KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
HVB-LEASING HERMES INGATLANHASZNOSITO KFT.	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
HVB-LEASING JUPITER KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	71,61	
		1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	28,39	
HVB-LEASING NANO KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	96,67
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
HVB-LEASING SOLE KFT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
HVZ GMBH & CO. OBJEKT KG	MONACO	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	100,00	
HYPO (UK) HOLDINGS LIMITED	LONDRA	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
HYPO STAVEBNI SPORITELNA A.S.	PRAGA	1	HVB BANK CZECH REPUBLIC A.S.	60,00	
		1	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	40,00	
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MONACO	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100,00	
HYPOVEREINS IMMOBILIEN EOOD	SOFIA	1	UNICREDIT BULBANK AD	100,00	
HYPOVEREINSFINANCE N.V.	AMSTERDAM	1	BAYERISCHE HYPO- UND VEREINSBANK AG	100,00	
I-FABER SOCIET PER AZIONI	MILANO	1	UNICREDITO ITALIANO SPA	65,32	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B H.	VIENNA	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	75,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
INPROX CHOMUTOV, S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
INPROX KARLOVY VARY, S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
INPROX KLADNO, S.R.O.	PRAGA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30,00	
INPROX SR I., SPOL. S R.O.	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	94,00	
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6,15	
		1	HVB IMMOBILIEN AG	93,85	93,85
INTRO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100,00	
ISB UNIVERSALE BAU GMBH	BRANDENBURG	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100,00	
ISTRA GOLF DOO	UMAG	1	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	100,00	
ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	UMAG	1	ZAGREBACKA BANKA DD	71,80	
JAUSERN-LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
JOINT STOCK COMMERCIAL BANK HVB BANK UKRAINE	KIEW	1	BANK PEKAO SA	100,00	
KADMOS IMMOBILIEN LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
KAMILLE SENIORENRESIDENZ IMMOBILIEN G.M.B.H. & CO. KEG	VIENNA	1	KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH	100,00	
KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MONACO	1	HVB PROJEKT GMBH	100,00	
KI (7) LIMITED IN LIQUIDATION	LONDRA	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
KUNSTHAUS LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95,00	
		1	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5,00	
KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	100,00	
LAGERMAX LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,80
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
LARGO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1,00	
		1	VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	99,00	
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
LEASFINANZ BANK GMBH	VIENNA	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	100,00	
LEASFINANZ GMBH	VIENNA	1	LF BETEILIGUNGEN GMBH	100,00	
LEASFINANZ MOBILIENVERMIETUNG GMBH	VIENNA	1	LEASFINANZ GMBH	100,00	
LEGATO LEASING GESELLSCHAFT M.B H	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75,00	
LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100,00	
LF BETEILIGUNGEN GMBH	VIENNA	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH (EX CALG 434 GRUNDSTUCKVER	100,00	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
LIMITED LIABILITY COMPANY B.A. REAL ESTATE	MOSCA	1	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	100,00	
LINO HOTEL-LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99,80	
LIPARK LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75,00	
LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	
LOCAT LEASING CROATIA DOO	ZAGABRIA	1	LOCAT SPA	100,00	
LOCAT RENT SPA	MILANO	4	LOCAT SPA	50,00	
LOCAT SPA	BOLOGNA	1	UNICREDITO ITALIANO SPA	100,00	
M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	VIENNA	1	BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	98,04	100,00
MARKETING ZAGREBACKE BANKE DOO	ZAGABRIA	1	ZAGREBACKA BANKA DD	100,00	
MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ - SPAGNA	1	BACA PEGASUS LEASING GMBH	100,00	
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
MID GARAGEN GMBH	VIENNA	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	100,00	
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
MM OMEGA PROJEKTENTWICKLUNGS GMBH	VIENNA	1	MID GARAGEN GMBH	100,00	
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MONACO	1	HVB PROJEKT GMBH	100,00	23,00
MOGRA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75,00	
NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	6,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	51,50	
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95,00	
NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT MBH	AMBURGO	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
NOVA BANJALUCKA BANKA AD	BANJA LUKA	1	BANK AUSTRIA CREDITANSTALT AG	90,93	
OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	1	MID GARAGEN GMBH	100,00	
OKOLOGISCHER GEWERBEPARK ENTWICKLUNGS GMBH NFG OEG	VIENNA	1	CALG ANLAGEN LEASING GMBH	100,00	99,80
OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	99,80	100,00
		1	CALG IMMOBILIEN LEASING GMBH	0,02	
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6,00	
		1	HVB IMMOBILIEN AG	94,00	
OOO IMB LEASING COMPANY	MOSCA	1	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	100,00	
OPTIMA FINANCIAL SERVICES E.O.O.D.	SOFIA	1	UNICREDIT BULBANK AD	100,00	
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MONACO	1	HVB PROJEKT GMBH	100,00	
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MONACO	1	HVB PROJEKT GMBH	10,00	
		1	T & P FRANKFURT DEVELOPMENT B.V.	30,00	
		1	T & P VASTGOED STUTTGART B.V.	60,00	
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MONACO	1	HVB PROJEKT GMBH	10,00	
		1	T & P FRANKFURT DEVELOPMENT B.V.	30,00	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
		1	T & P VASTGOED STUTTGART B.V.	60,00	
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	6,00	
		1	HVB IMMOBILIEN AG	94,00	
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	0,02	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99,80	
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
PEKAO ACCESS SP. ZOO	VARSAVIA	1	BANK PEKAO SA	55,26	
PEKAO FAKTORING SP. ZOO	LUBLIN	1	BANK PEKAO SA	100,00	
PEKAO FINANCIAL SERVICES SP. ZOO	VARSAVIA	1	BANK PEKAO SA	100,00	
PEKAO FUNDUSZ KAPITALOWY SP. ZOO	VARSAVIA	1	BANK PEKAO SA	100,00	
PEKAO LEASING SP ZO.O.	VARSAVIA	1	BANK PEKAO SA	100,00	
PEKAO PIONEER P.T.E. SA	VARSAVIA	1	BANK PEKAO SA	65,00	
		1	PIONEER GLOBAL ASSET MANAGEMENT SPA	35,00	
PELOPS LEASING GESELLSCHAFT M.B.H.	VIENNA	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	100,00	
PIANA LEASING GESELLSCHAFT M.B H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLINO	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILANO	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	RAANANA	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER ALTERNATIVE INVESTMENTS UK LIMITED IN LIQUIDATION	LONDRA	1	KI (7) LIMITED IN LIQUIDATION	100,00	
PIONEER ASSET MANAGEMENT AS	PRAGA	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER ASSET MANAGEMENT S.A.I. S.A.	BUCAREST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	96,00	
		1	UNICREDIT TIRIAC BANK S.A.	3,97	
PIONEER ASSET MANAGEMENT SA	LUSSEMBURGO	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER CZECH FINANCIAL COMPANY SRO	PRAGA	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER FUNDS DISTRIBUTOR INC	BOSTON	1	PIONEER INVESTMENT MANAGEMENT INC	100,00	
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILANO	1	UNICREDITO ITALIANO SPA	100,00	
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	MELBOURNE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI - TAILANDIA	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER GLOBAL INVESTMENTS LIMITED	DUBLINO	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	NEW CASTLE	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100,00	
PIONEER INVESTMENT COMPANY AS	PRAGA	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100,00	
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLINO	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER INVESTMENT MANAGEMENT LLC	MOSCA	1	PIONEER CZECH FINANCIAL COMPANY SRO	1,00	
		1	PIONEER GLOBAL ASSET MANAGEMENT SPA	99,00	
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100,00	
PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	MILANO	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER INVESTMENT MANAGEMENT USA INC	WILMINGTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER INVESTMENTS AUSTRIA GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
PIONEER INVESTMENTS KAPITALANLAGEGESELLSCHAFT MBH	MONACO	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100,00	
PIONEER PEKAO INVESTMENT FUND COMPANY SA (POLISH NAME: PIONEER PEKAO TFI SA)	VARSAVIA	1	PIONEER PEKAO INVESTMENT MANAGEMENT SA	100,00	
PIONEER PEKAO INVESTMENT MANAGEMENT SA	VARSAVIA	1	BANK PEKAO SA	49,00	
		1	PIONEER GLOBAL ASSET MANAGEMENT SPA	51,00	

			OWNERSHIP RELATIONSHIP		
NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	HELD BY	HOLDING %	VOTING RIGHTS
PLANETHOME GMBH	MANNHEIM	1	PLANETHOME AG	100,00	
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS OEG	VIENNA	1	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	99,90	
		1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	0,10	
POLIMAR 13 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	VARSAVIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
POLIMAR 6 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	VARSAVIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
POMINVEST DD	SPLIT	1	ZAGREBACKA BANKA DD	88,66	88,95
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MONACO	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100,00	
POSATO LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75,00	
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99,00	
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	75,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGABRIA	1	ZAGREBACKA BANKA DD	100,00	
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	CALG ANLAGEN LEASING GMBH	100,00	99,80
QUERCIA FUNDING SRL	VERONA	1	UNICREDIT BANCA D IMPRESA SPA	65,00	
QUERCIA SOFTWARE SPA	VERONA	1	UNICREDIT GLOBAL INFORMATION SERVICES SPA	100,00	
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	VIENNA	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100,00	99,90
REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	VARSAVIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	
REAL-RENT LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95,00	99,80
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MONACO	1	HVB PROJEKT GMBH	100,00	90,00
RONDO LEASING GMBH	VIENNA	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100,00	
RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	VIENNA	1	CALG IMMOBILIEN LEASING GMBH	100,00	
RWF REAL - WERT GRUNDSTUCKSVERMIETUNGSGESELLSCHAFTM.B.H. & CO. OBJEKT	VIENNA	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	100,00	
S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILANO	1	UNICREDIT BANCA D IMPRESA SPA	100,00	
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MONACO	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	97,78	
		1	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	2,22	
SAVKA LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75,00	
SCHOELLERBANK AKTIENGESELLSCHAFT	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
SECA-LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	75,00	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	
SENIORENWOHNHEIM TROFAIACH GESELLSCHAFT MBH & CO KEG	LOEBEN	1	KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH	33,33	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	66,67	
SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	VIENNA	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	100,00	
SHOPPING CENTER GYOR ERRICHTUNGS- UND BETRIEBSGESELLSCHAFT M.B.H	BUDAPEST	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	5,00	
		1	BUSINESS CITY MANAGEMENT GMBH	95,00	
SHS LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	1,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99,00	
SIGMA LEASING GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	0,40	
		1	CALG ANLAGEN LEASING GMBH	99,60	
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MONACO	1	HVB PROJEKT GMBH	5,00	
		1	SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	95,00	
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MONACO	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100,00	94,90
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MONACO	1	HVB PROJEKT GMBH	100,00	
SONATA LEASING-GESELLSCHAFT M.B H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	99,00
SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100,00	
STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	76,00	
		1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B H.	24,00	
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	100,00	87,50
T & P VASTGOED STUTTGART B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	100,00	87,50
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MONACO	1	HVB TECTA GMBH	100,00	75,00
TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MONACO	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	99,67	
TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	
TRIVIMM SRL	VERONA	1	UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	51,00	
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	95,00	
		1	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5,00	
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B H.	BRANDENBURGO	1	ISB UNIVERSALE BAU GMBH	100,00	
UNI IT SRL	LAVIS	1	UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI	51,00	
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
UNICREDIT (SUISSE) BANK SA	LUGANO	1	UNICREDIT PRIVATE BANKING SPA	100,00	
UNICREDIT AUDIT SPA	MILANO	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT AUTO LEASING E.O.O.D.	SOFIA	1	UNICREDIT LEASING AD	100,00	
UNICREDIT BANCA D IMPRESA SPA	VERONA	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT BANCA MOBILIARE SPA	MILANO	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT BANCA PER LA CASA SPA	MILANO	1	UNICREDIT BANCA SPA	100,00	
UNICREDIT BANCA SPA	BOLOGNA	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT BANK HUNGARY ZRT.	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
UNICREDIT BANK LTD	LUCK	1	BANK PEKAO SA	100,00	
UNICREDIT BANK SLOVAKIA AS	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT AG	99,03	

			OWNERSHIP RELATIONSHIP		
NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	HELD BY	HOLDING %	VOTING RIGHTS
UNICREDIT BANK SRBIJA JSC	BELGRADO	1	BANK AUSTRIA CREDITANSTALT AG	99,88	
UNICREDIT BROKER SPA	MILANO	1	UNICREDIT BANCA D IMPRESA SPA	100,00	
UNICREDIT BULBANK AD	SOFIA	1	BANK AUSTRIA CREDITANSTALT AG	90,30	
		1	UNICREDITO ITALIANO SPA	0,00	
UNICREDIT CA IB POLSKA S.A.	VARSAVIA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
UNICREDIT CLARIMA BANCA SPA	MILANO	1	UNICREDIT BANCA SPA	100,00	
UNICREDIT DELAWARE INC	DOVER	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT FACTORING EAD	SOFIA	1	UNICREDIT BULBANK AD	100,00	
UNICREDIT FACTORING SPA	MILANO	1	UNICREDIT BANCA D IMPRESA SPA	100,00	
UNICREDIT FLEET MANAGEMENT S.R.O.	BRATISLAVA	1	UNICREDIT LEASING SLOVAKIA A.S.	100,00	
UNICREDIT GLOBAL INFORMATION SERVICES SPA	MILANO	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT GLOBAL LEASING EXPORT GMBH	VIENNA	1	UNICREDIT GLOBAL LEASING PARTECIPATION MANAGEMENT	100,00	
UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
UNICREDIT GLOBAL LEASING SPA	MILANO	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
UNICREDIT INFRASTRUTTURE SPA	TORINO	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT INGATLANLIZING ZRT	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUSSEMBURGO	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT IRELAND FINANCIAL SERVICES PLC	DUBLINO	1	UNICREDITO ITALIANO BANK (IRELAND) PLC	100,00	
UNICREDIT LEASING AD	SOFIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	51,00	
		1	UNICREDIT BULBANK AD	49,00	
UNICREDIT LEASING ADMINISTRARE S.R.L.	BUCAREST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
UNICREDIT LEASING AUTO BULGARIA EOOD	SOFIA	1	UNICREDIT LEASING BULGARIA EAD	100,00	
UNICREDIT LEASING BULGARIA EAD	SOFIA	1	UNICREDIT BULBANK AD	100,00	
UNICREDIT LEASING CORPORATION IFN S.A.	BUCAREST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	80,00	
		1	UNICREDIT TIRIAC BANK S.A.	20,00	
UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGABRIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
UNICREDIT LEASING HUNGARY ZRT	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
UNICREDIT LEASING IMMOTRUCK ZRT.	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
UNICREDIT LEASING KFT	BUDAPEST	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	96,70	96,67
UNICREDIT LEASING REAL ESTATE S.R.O.	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
UNICREDIT LEASING ROMANIA IFN S.A.	BUCAREST	1	UNICREDIT TIRIAC BANK S.A.	..	
		1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT LEASING SLOVAKIA A.S.	BRATISLAVA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	44,90	
		1	CAC LEASING, A.S.	35,20	
		1	UNICREDIT BANK SLOVAKIA AS	19,90	
UNICREDIT LEASING SRBIJA D.O.O. BEOGRAD	BEOGRAD	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
UNICREDIT LEASING TOB	KIEV	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30,00	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	70,00	
UNICREDIT LUXEMBOURG FINANCE SA	LUSSEMBURGO	1	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	100,00	
UNICREDIT PRIVATE BANKING SPA	TORINO	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI	COLOGNO MONZESE	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT REAL ESTATE SPA	MILANO	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDIT RENT D.O.O. BEOGRAD	BELGRADO	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
UNICREDIT SECURITIES SA	BUCAREST	1	UNICREDIT TIRIAC BANK S.A.	100,00	
UNICREDIT TIRIAC BANK S.A.	BUCAREST	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	0,01	
		1	BANK AUSTRIA CREDITANSTALT AG	55,21	
		1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	0,01	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0,01	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
		1	UNICREDIT LEASING ROMANIA IFN S.A.	0,00	
		1	UNICREDIT SECURITIES SA	0,00	
UNICREDIT XELION BANCA SPA	MILANO	1	UNICREDIT PRIVATE BANKING SPA	100,00	
UNICREDIT ZAGREBACKA BANKA DD	MOSTAR	1	UNICREDITO ITALIANO SPA	4,69	4,94
		1	ZAGREBACKA BANKA DD	93,98	94,52
UNICREDITASSICURA SRL	MILANO	1	UNICREDIT BANCA SPA	100,00	
UNICREDITO GESTIONE CREDITI SPA BANCA PER LA GESTIONE DEI CREDITI	VERONA	1	UNICREDITO ITALIANO SPA	97,81	
UNICREDITO ITALIANO BANK (IRELAND) PLC	DUBLINO	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC III	100,00	
UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC IV	100,00	
UNICREDITO ITALIANO FUNDING LLC I	DOVER	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDITO ITALIANO FUNDING LLC II	DOVER	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDITO ITALIANO FUNDING LLC III	DELAWARE	1	UNICREDITO ITALIANO SPA	100,00	
UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE	1	UNICREDITO ITALIANO SPA	100,00	
UNIMANAGEMENT SRL	TORINO	1	UNICREDITO ITALIANO SPA	100,00	
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	VIENNA	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100,00	
UNIVERSALE INTERNATIONAL POLAND SP.ZO.O.	VARSAVIA	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99,57	
		1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	0,43	
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLINO	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H	100,00	
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99,70	99,69
		1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	0,30	0,31
UNIVERSALE INTERNATIONAL REALITATEN GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
VANDERBILT CAPITAL ADVISORS LLC	NEW YORK	1	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	100,00	
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	25,00	
		1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	75,00	
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MONACO	1	BAYERISCHE HYPO- UND VEREINSBANK AG	70,00	
VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	50,10	
WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	VIENNA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	98,75
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
XAA AGENZIA ASSICURATIVA SPA	MILANO	1	UNICREDIT XELION BANCA SPA	100,00	
XELION DORADCY FINANSOWI SP. ZOO	VARSAVIA	1	BANK PEKAO SA	50,00	
		1	UNICREDITO ITALIANO SPA	50,00	
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	
Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B H.	100,00	99,80
Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	CALG GRUNDSTUCKVERWALTUNG GMBH	100,00	
Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B H.	100,00	
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	
Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B H.	VIENNA	1	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B H.	100,00	
Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	
Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100,00	
Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100,00	
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100,00	
Z LEASING KSI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100,00	
Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100,00	
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	MID GARAGEN GMBH	100,00	
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	100,00	
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	VIENNA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
ZABA TURIZAM DOO	ZAGABRIA	1	ZAGREBACKA BANKA DD	100,00	
ZAGRA LEASING D.O.O. ZA FINANCIRANJE	ZAGABRIA	1	BANK AUSTRIA CREDITANSTALT LEASING GMBH	100,00	
ZAGREB NEKRETNINE DOO	ZAGABRIA	1	ZAGREBACKA BANKA DD	100,00	
ZAGREBACKA BANKA DD	ZAGABRIA	1	BANK AUSTRIA CREDITANSTALT AG	84,49	84,71
ZANE BH DOO	SARAJEVO	1	ZAGREB NEKRETNINE DOO	100,00	
ZAO IMB-LEASING	MOSCA	1	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	100,00	
ZAO LOCAT LEASING RUSSIA	MOSCA	1	LOCAT SPA	62,00	
ZB INVEST DOO	ZAGABRIA	1	ZAGREBACKA BANKA DD	100,00	
ZIVNOSTENSKA BANKA AS	PRAGA	1	BANK AUSTRIA CREDITANSTALT AG	100,00	
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100,00	

A.2 COMPANIES RECOGNISED UNDER PROPORTIONATE CONSOLIDATION					
ORBIT ASSET MANAGEMENT LIMITED	HAMILTON	7	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	50,00	
TLX SPA	MILANO	7	UNICREDIT BANCA MOBILIARE SPA	50,00	
KOC FINANSAL HIZMETLER AS	ISTANBUL	7	BANK AUSTRIA CREDITANSTALT AG	50,00	
KOCBANK NEDERLAND NV	AMSTERDAM	7	KOC FINANSAL HIZMETLER AS	50,00	
STICHTING CUSTODY SERVICES KBN	AMSTERDAM	7	KOCBANK NEDERLAND NV	50,00	
YAPI KREDI AZERBAIJAN	BAKU	7	KOC FINANSAL HIZMETLER AS	49,90	
		7	YAPI KREDI FINANSAL KIRALAMA AO	0,04	
		7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	0,04	
YAPI KREDI BANK DEUTSCHLAND AG	FRANCOFORTE	7	YAPI KREDI HOLDING BV	13,86	
		7	YAPI VE KREDI BANKASI AS	25,22	
YAPI KREDI BANK NEDERLAND NV	AMSTERDAM	7	YAPI KREDI HOLDING BV	40,09	
YAPI KREDI EMEKLILIK AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	0,02	
		7	YAPI KREDI SIGORTA AS	38,52	
		7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	0,02	
		7	YAPI VE KREDI BANKASI AS	0,00	
YAPI KREDI FAKTORING AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	29,73	
		7	YAPI KREDI FINANSAL KIRALAMA AO	0,00	
		7	YAPI VE KREDI BANKASI AS	18,23	
YAPI KREDI FINANSAL KIRALAMA AO	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	36,55	
		7	YAPI KREDI FAKTORING AS	0,00	
		7	YAPI VE KREDI BANKASI AS	10,32	
YAPI KREDI HOLDING BV	AMSTERDAM	7	YAPI VE KREDI BANKASI AS	40,09	
YAPI KREDI MOSCOW	MOSCA	7	YAPI KREDI FINANSAL KIRALAMA AO	0,06	

			OWNERSHIP RELATIONSHIP		
NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	HELD BY	HOLDING %	VOTING RIGHTS
		7	YAPI VE KREDI BANKASI AS	40,03	
YAPI KREDI PORTFOY YONETIMI AS	BARBAROS BULVARI	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	38,06	
		7	YAPI VE KREDI BANKASI AS	5,07	
YAPI KREDI SIGORTA AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	3,65	
		7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	5,22	
		7	YAPI VE KREDI BANKASI AS	29,67	
YAPI KREDI YATIRIM MENKUL DEGERLER AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	17,64	
		7	YAPI KREDI FINANSAL KIRALAMA AO	0,00	
		7	YAPI VE KREDI BANKASI AS	25,94	
YAPI KREDI YATIRIM ORTAKLIGI AS	ISTANBUL	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	44,54	
		7	YAPI VE KREDI BANKASI AS	4,45	
YAPI VE KREDI BANKASI AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	40,09	

A.3) COMPANIES VALUED AT EQUITY					
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGABRIA	8	ZAGREBACKA BANKA DD	49,00	
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	ZAGABRIA	8	ZAGREBACKA BANKA DD	49,00	
ANICA SYSTEM SA	LUBLIN	8	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	33,84	13,49
AVIVA SPA	MILANO	8	UNICREDIT BANCA SPA	49,00	
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	8	BANK AUSTRIA CREDITANSTALT AG	9,85	4,93
		8	CABET-HOLDING-AKTIENGESELLSCHAFT	37,53	
BANQUE DE COMMERCE ET DE PLACEMENTS SA	GINEVRA	8	YAPI VE KREDI BANKASI AS	30,67	
BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT	SALISBURGO	8	BANK AUSTRIA CREDITANSTALT AG	24,10	
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	KLAGENFURT	8	BANK AUSTRIA CREDITANSTALT AG	8,02	7,36
		8	CABET-HOLDING-AKTIENGESELLSCHAFT	28,01	
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	VIENNA	8	BANK AUSTRIA CREDITANSTALT AG	10,01	
CENTRAL POLAND FUND LLC	DELAWARE	1	BANK PEKAO SA	53,19	
CONSORZIO CARICESE	BOLOGNA	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	0,17	
		8	UNICREDIT BANCA D IMPRESA SPA	0,07	
		8	UNICREDIT BANCA PER LA CASA SPA	0,07	
		8	UNICREDIT BANCA SPA	0,07	
		8	UNICREDIT CLARIMA BANCA SPA	0,07	
		8	UNICREDIT PRIVATE BANKING SPA	0,07	
		8	UNICREDIT XELION BANCA SPA	0,07	
		8	UNICREDITO ITALIANO SPA	33,11	
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDAZIONE	NAPOLI	8	QUERCIA SOFTWARE SPA	33,33	
CREDITRAS ASSICURAZIONI SPA	MILANO	8	UNICREDIT BANCA SPA	50,00	
CREDITRAS VITA SPA	MILANO	8	UNICREDIT BANCA SPA	50,00	
FIDIA SGR SPA	MILANO	8	UNICREDITO ITALIANO SPA	25,00	
KRAJOWA IZBA ROZLICZENIOWA SA	VARSAVIA	8	BANK BPH SA	11,48	
		8	BANK PEKAO SA	22,96	
LISEURO SPA	UDINE	8	UNICREDITO ITALIANO SPA	35,11	
OAK RIDGE INVESTMENT LLC	WILMINGTON	8	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	49,00	
OBERBANK AG	LINZ	8	BANK AUSTRIA CREDITANSTALT AG	4,22	1,49
		8	CABET-HOLDING-AKTIENGESELLSCHAFT	29,37	33,06
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	VIENNA	8	BANK AUSTRIA CREDITANSTALT AG	16,14	
		8	CABET-HOLDING-AKTIENGESELLSCHAFT	24,75	
		8	SCHOELLERBANK AKTIENGESELLSCHAFT	8,26	
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	VARSAVIA	8	BANK PEKAO SA	25,00	
PLEIADE SRL	MILANO	1	I-FABER SOCIET PER AZIONI	100,00	
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	50,00	
SVILUPPO GLOBALE GEIE	ROMA	8	UNICREDITO ITALIANO SPA	25,00	
SYNESIS FINANZIARIA SPA IN LIQUIDAZIONE	TORINO	8	UNICREDITO ITALIANO SPA	25,00	
UNICREDIT (SUISSE) TRUST SA	LUGANO	1	UNICREDIT (SUISSE) BANK SA	100,00	
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDRA	1	UNICREDIT PRIVATE BANKING SPA	100,00	
UNICREDIT AUDIT (IRELAND) LTD	DUBLINO	1	UNICREDIT AUDIT SPA	100,00	
UNICREDIT CHINA CAPITAL LTD	HONG KONG	1	HVB - MILANO (BAYERISCHE HYPO UND VEREINSBANK A.G.)	51,00	
UNICREDIT CLARIMA A.D.	SOFIA	1	UNICREDIT BULBANK AD	49,90	
		1	UNICREDIT CLARIMA BANCA SPA	50,10	
UPI POSLOVNI SISTEM DOO	SARAJEVO	1	UNICREDIT ZAGREBACKA BANKA DD	48,79	

NAME	REGISTERED OFFICE	TYPE OF RELATIONSCHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS
		1	ZANE BH DOO	20,63	
YAPI KREDI KORAY GAYRIMENKUL YATIRIM ORTAKLIGI AS	ISTANBUL	8	YAPI VE KREDI BANKASI AS	30,45	
ZIVNOSTENSKA FINANCE BV	AMSTERDAM	1	ZIVNOSTENSKA BANKA AS	100,00	

(1) Type of relationship:
1 = majority of voting rights at ordinary shareholders' meeting
2 = dominant influence at ordinary shareholders' meeting
3 = agreements with other shareholders
4 = other types of control
5 = centralised management pursuant to paragraph 1 of art. 26 of "legislative decree 87/92"
6 = centralised management pursuant to paragraph 2 of art. 26 of "legislative decree 87/92"
7 = joint control
8= associate company
(2) Voting rights available in general meeting

Section 4 – Subsequent Events

Please see the Report on Operations sections "The Merger between UniCredit and Capitalia" and "Subsequent Events" for an account of the significant events that have occurred between the close of H1 and that of the approval of this Report. On 30 July 2007 UniCredit's and Capitalia's shareholders in EGM approved the plan to merge Capitalia S.p.A. into UniCredito Italiano S.p.A.. The share swap ratio was fixed at 1.12 new UniCredit ordinary shares for each Capitalia ordinary share.
On 18 September Italy's antitrust authority (*Autorità Garante della Concorrenza e del Mercato*) issued its final authorisation of the transaction on condition that certain measures be taken as proposed by UniCredit during the application process.
The merger became effective on 1 October 2007.
Other transactions that are described in detail in the mentioned section of the Report on Operations are the acquisition of a controlling interest in the Ukranian bank JSCB Ukrsotsbank ("USB"), the sale of a controlling interest in Bank BPH to be finalised once part of Bank BPH's business has been split off into Bank Pekao ("New BPH") and lastly the sale by Locat S.p.A. of its equity interest in LocatRent S.p.A..

Section 5 – Other Matters

IFRS require that management provide valuations, estimates and projections with a bearing on the application of accounting principles and the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience and other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources.

These estimates and projections are regularly reviewed. Any changes arising out of this reappraisal are recognised in the period in which it is carried out, provided that it concerns that period. If the reappraisal concerns both current and future periods it is recognised in both current and future periods as appropriate.
With regard to the exceptions specified in IFRS 1 and used on first time adoption of IFRS, please refer to Section 5 of the Notes to the Consolidated Accounts as at 31 December 2005.

A2) The Main Items of the Accounts

With regard to the classification and valuation of the main items, please refer to Part A2) of the Notes to the Consolidated Accounts as at 31 December 2006. No changes have been made to the principles except as described below in relation to 18 – Other Information – Italian Staff Severance Pay ("TFR").

Following reform of supplementary pension schemes enacted by Legislative Decree 252/2005, TFR amounts accrued up to 31.12.2006 remain in the employer's accounts, while TFR amounts accruing after 1 January 2007 have – at the option of the employee (exercised by 30.06.2007) – been allocated either to a supplementary pension scheme or to the social security entity INPS's treasury fund.

Accordingly:

- The TFR provision that had accrued up to 31/12/2006 (or up to the employee option date – occurring between 01/1/07 and 30/06/07 - where employees opted to allocate their TFR to a supplementary pension scheme) continues to count as a defined-benefit plan and is therefore subject to actuarial valuation, albeit with a simplification of the actuarial assumptions, which no longer take into account forecast future salary increases.
- The TFR provision that had accrued at 01/01/07 (or up to the employee option date – occurring between 01/1/07 and 30/06/07 - where employees opted to allocate their TFR to a supplementary pension scheme) have been considered to be a defined-contribution plan (since the employer's obligation ceases when it transfers accrued TFR amounts to the pension fund chosen by the employee) and therefore the cost sustained in the period is equal to the amounts paid into the supplementary pension scheme or to the INPS treasury fund.

Notes to the consolidated accounts

Part B) Consolidated Balance Sheet

Assets
Section 2 – Financial assets held for trading – Item 20
Section 3 – Financial assets at fair value through profit or loss – Item 30
Section 4 – Available–for–sale financial assets – Item 40
Section 5 – Held–to–maturity investments – Item 50
Section 6 – Loans and receivables with banks – Item 60
Section 7 – Loans and receivables with customers – Item 70
Section 15 - Non–current assets and disposal groups classified as held for sale – Item 150 (assets) and 90 (liabilities)

Liabilities
Section 1 – Deposits from banks – Item 10
Section 2 – Deposits from customers – Item 20
Section 3 – Debt securities in issue – Item 30
Section 4 – Financial liabilities held for trading – Item 40
Section 5 – Financial liabilities at fair value through profit or loss – Item 50
Section 12 – Provisions for risks and charges – Item 120
Section 15 – Shareholders' Equity – Item 130

Part B) – Consolidated Balance Sheet
(Amounts in thousands of €)

Assets

Section 2 – Financial assets held for trading – Item 20

2.1 Financial assets held for trading: product breakdown

Items/Values	30/06/2007			31/12/2006
	Listed	Unlisted	Total	Total
A) Financial assets (non-derivatives)				
1. Debt securities	64,084,450	20,092,928	84,177,378	78,512,888
1.1 Structured securities	12,710,556	1,969,202	14,679,758	9,375,210
1.2 Other debt securities	51,373,894	18,123,726	69,497,620	69,137,678
2. Equity instruments	19,904,599	2,285,342	22,189,941	18,937,803
3. Units in investment funds	7,153,926	183,340	7,337,266	6,169,371
4. Loans	1,717	26,064,249	26,065,966	28,903,567
5. Impaired assets	11,789	0	11,789	5,943
6. Assets sold but not derecognised	4,361,709	0	4,361,709	1,772,543
Total (A)	**95,518,190**	**48,625,859**	**144,144,049**	**134,302,115**
B) Derivative instruments				
1. Financial derivatives	6,530,269	53,067,602	59,597,871	55,770,415
2. Credit derivatives	299	2,116,163	2,116,462	1,520,906
Total (B)	**6,530,568**	**55,183,765**	**61,714,333**	**57,291,321**
Total (A+B)	**102,048,758**	**103,809,624**	**205,858,382**	**191,593,436**

Section 3– Financial assets at fair value through profit or loss – Item 30

3.1 Financial assets at fair value through profit or loss: product breakdown

Items/Values	30/06/2007			31/12/2006
	Listed	Unlisted	Total	Total
1. Debt securities	12,214,019	2,439,224	14,653,243	15,483,712
2. Equity securities	10,290	22,667	32,957	38,681
3. Units in investment funds	66,948	343,016	409,964	410,596
4. Loans	0	27,817	27,817	0
5. Impaired assets	0	0	0	0
6. Assets sold but not derecognised	0	0	0	0
Total	**12,291,257**	**2,832,724**	**15,123,981**	**15,932,989**

Section 4 – Available for sale financial assets – Item 40

4.1 Available-for-sale financial assets: product breakdown

Items/Values	30/06/2007		31/12/2006	
	Listed	Unlisted	Listed	Unlisted
1. Debt securities	15,485,451	2,356,356	14,354,633	2,251,803
2. Equity instruments	6,158,453	5,241,961	5,050,185	5,169,096
2.1 Measured at fair value	*6,158,430*	*5,153,603*	5,050,185	5,082,752
2.2 Carried at cost	*23*	*88,358*	0	86,344
3. Units in investment funds	155,325	2,535,718	325,669	2,120,658
4. Loans	0	4,502	0	5
5. Impaired assets	1,082	4,739	0	6,145
6. Assets sold but not derecognised	11,475	0	80,049	0
Total	**21,811,786**	**10,143,276**	**19,810,536**	**9,547,707**

Section 5 – Held-to-maturity investments – Item 50

5.1 Held-to-maturity investments: product breakdown

Type of transactions/Values	30/06/2007	31/12/2006
1. Debt securities	9,687,211	10,751,602
2. Loans	459	455
3. Impaired assets	0	0
4. Assets sold but not derecognised	0	0
Total (carrying aumont)	9,687,670	10,752,057

Section 6 – Loans and receivables with banks – Item 60

6.1 Loans and receivables with banks: product breakdown

Type of transactions/Values	30/06/07	31/12/06
A. Loans to Central Banks	**9,198,753**	**12,369,921**
1. Time deposits	111,888	240,267
2. Compulsory reserves	7,232,516	11,083,248
3. Repos	1,313,972	512,824
4. Other	540,377	533,582
B. Loans to Banks	**90,972,475**	**71,345,515**
1. Current accounts and demand deposits	19,904,759	14,672,736
2. Time deposits	16,324,746	14,283,854
3. Other loans	54,088,016	41,638,155
4. Debt securities	565,462	684,995
5. Impaired assets	89,168	65,775
6. Assets sold not derecognised	324	0
Total (carrying amount)	**100,171,228**	**83,715,436**

Section 7 – Loans and receivables with customers – Item 70

7.1 Loans and receivables with customers: product breakdown

Type of transactions/Values	30/06/07	31/12/06
1. Current accounts	58,977,207	58,772,529
2. Repos	5,316,977	3,183,279
3. Mortgages	163,470,593	165,093,886
4. Credit cards and personal loans, incl. loans guaranteed by salary	14,229,020	13,911,419
5. Finance leases	16,406,054	14,358,301
6. Factoring	1,819,636	2,091,737
7. Other transactions	156,628,596	149,208,999
8. Debt securities	581,643	592,232
9. Impaired assets	12,281,713	14,237,288
10. Assets sold but not derecognised	24,420,713	19,870,358
Total (carrying amount)	**454,132,152**	**441,320,028**

Section 15 – Non-current assets and disposal groups classified as held for sale – Item 150 (assets) and 90 (liabilities)

15.1 Non-current assets and disposal groups classified as held for sale: breakdown by type assets

	30/06/2007	31/12/2006
A. Individual assets		
A.1 Equity investments	0	60,764
A.2 Property, Plant and Equipment	2,983	2,787
A.3 Intangible assets	0	420
A.4 Other non-current assets	748	0
Total A	**3,731**	**63,971**
B. Asset groups classified as held for sale		
B.1 Financial assets held for trading	28,174	0
B.2 Financial assets at fair value through profit or loss	1,378	1,572
B.3 Available for sale financial assets	223,399	110
B.4 Held to maturity investments	0	0
B.5 Loans and receivables with banks	137,914	344
B.6 Loans and receivables with customers	1,480,792	219
B.7 Equity investments	2,000	5,356
B.8 Property, Plant and Equipment	240,195	480,454
B.9 Intangible assets	355,165	3,628
B.10 Other assets	374,147	17,068
Total B	**2,843,164**	**508,751**
C. Liabilities associated with assets classified as held for sale		
C.1 Deposits	0	0
C.2 Securities	0	0
C.3 Other liabilities	0	0
Total C	**0**	**0**
D. Liabilities included in disposal groups classified as held for sale		
D.1 Deposits from banks	686,735	53,715
D.2 Deposits from customers	1,455,219	105
D.3 Debt securities in issue	110,964	0
D.4 Financial liabilities held for trading	14,183	0
D.5 Financial liabilities at fair value through profit or loss	0	0
D.6 Provisions	16,842	22,818
D.7 Other liabilities	162,752	20,052
Total D	**2,446,695**	**96,690**

Liabilities

Section 1 – Deposits from banks – Item 10

1.1 Deposits from banks: product breakdown

Type of transactions/Values	30/06/2007	31/12/2006
1. Deposits from central banks	**16,326,445**	**17,060,541**
2. Deposits from banks	**142,759,026**	**128,622,146**
2.1 Current accounts and demand deposits	37,005,718	20,513,227
2.2 Time deposits	51,058,044	62,337,897
2.3 Loans	31,929,466	23,293,132
2.4 Liabilities in respect of commitments to repurchase treasury shares	0	0
2.5 Liabilities relating to assets sold but not derecognised	131,102	148,428
2.6 Other liabilities	22,634,696	22,329,462
Total	**159,085,471**	**145,682,687**

Section 2 – Deposits from customers – Item 20

2.1 Deposits from customers: product breakdown

Type of transactions/Values	30/06/2007	31/12/2006
1. Current accounts and demand deposits	154,612,716	147,744,390
2. Time deposits	79,619,985	77,411,950
3. Deposits received in administration	131,973	138,129
4. Loans	16,936,789	15,641,302
5. Liabilities in respect of commitments to repurchase treasury shares	0	0
6. Liabilities relating to assets sold but not derecognised	24,152,027	18,570,117
7. Other liabilities	27,869,122	28,472,600
Total	**303,322,612**	**287,978,488**

Section 3 – Debt securities in issue – Item 30

3.1 Debt securities in issue: product breakdown

Type of securities/Values	30/06/2007	31/12/2006
A. Listed securities	**129,024,756**	**128,449,063**
1. Bonds	112,747,315	112,052,096
2. Other securities	16,277,441	16,396,967
B. Unlisted securities	**70,372,810**	**78,827,317**
1. Bonds	35,280,937	37,837,420
2. Other securities	35,091,873	40,989,897
Total	199,397,566	207,276,380

Section 4 – Financial liabilities held for trading – Item 40

4.1 Financial liabilities held for trading: product breakdown

Type of securities/Values	30/06/2007 Fair value			31/12/2006 Fair value		
	Listed	Unlisted	Total	Listed	Unlisted	Total
A. Financial liabilities						
1. Deposits from banks	2,172,746	15,240,016	17,412,762	1,746,155	14,209,651	15,955,806
2. Deposits from customers	8,952,584	14,645,554	23,598,138	3,888,388	12,287,582	16,175,970
3. Debt securities	11,116,401	6,606,434	17,722,835	6,159,010	7,507,935	13,666,945
3.1 Bonds	5,394,545	3,190,451	8,584,996	3,022,619	3,581,701	6,604,320
3.2 Other securities	5,721,856	3,415,983	9,137,839	3,136,391	3,926,234	7,062,625
Total A	**22,241,731**	**36,492,004**	**58,733,735**	**11,793,553**	**34,005,168**	**45,798,721**
B) Derivative instruments						
1. Financial derivatives	6,088,021	56,248,513	62,336,534	5,389,853	51,358,131	56,747,984
2. Credit derivatives	497	2,626,613	2,627,110	0	1,433,720	1,433,720
Total B	**6,088,518**	**58,875,126**	**64,963,644**	**5,389,853**	**52,791,851**	**58,181,704**
Total A+B	**28,330,249**	**95,367,130**	**123,697,379**	**17,183,406**	**86,797,019**	**103,980,425**

Section 5 – Financial liabilities at fair value through profit or loss – Item 50

5.1 Financial liabilities at fair value through profit or loss: product breakdown

Type of transactions/Values	30/06/2007 Fair value		31/12/2006 Fair value	
	Listed	Unlisted	Listed	Unlisted
1. Deposits from banks	0	14,934	0	0
2. Deposits from customers	0	0	0	0
3. Debt securities	1,106,728	1,872,417	142,460	1,588,506
Total	**1,106,728**	**1,887,351**	**142,460**	**1,588,506**

Section 12 – Provisions for risks and charges – Item 120

12.1 Provisions for risks and charges: breakdown

Items/Components	30/06/2007	31/12/2006
1. Pensions and other post retirement benefit obligations	**3,952,110**	**4,081,588**
2. Other provisions for risks and charges	**2,723,942**	**2,789,548**
2.1 Legal disputes	567,343	637,714
2.2 Staff expenses	151,533	159,533
2.3 Other	2,005,066	1,992,301
Total	**6,676,052**	**6,871,136**

Interest Capitalisation, Argentina and Cirio

Group entities continued to make appropriate provisions, where necessary, in respect of individual lawsuits only.

Parmalat

During the first half of 2007 some Group banks registered an increase in the number of proceedings referring to bonds issued by companies belonging to the Parmalat Group, whose total value is however limited. The Group banks decided to make prudential provisions referring to individual lawsuits only.

During the first half of 2007 there were no noteworthy developments in the proceedings involving the UniCredit Group:

- Parmalat S.p.A., Parmalat Finanziaria S.p.A., Parmalat Finance Corporation B.V., Parmalat Soparfi S.A., Parmalat Netherlands B.V., and Parmalat Capital Netherlands B.V. – which were in extraordinary administration – filed two lawsuits against, respectively:

  — UniCredit S.p.A., UniCredit Banca d'Impresa S.p.A., UniCredit Banca Mobiliare S.p.A., and two other banking intermediaries, for the recovery of damages - in an aggregate amount of approximately €4.4 billion - caused by "participating as co-lead manager", together with other intermediaries, in the issuance of bonds from 1997 to the first half of 2001 and having entertained "numerous banking relationships through accounts with companies of the insolvent group" (*una fitta rete di rapporti bancari in conto corrente con le società del gruppo insolvente*);

  — UniCredit Banca Mobiliare S.p.A. and other two banking intermediaries, for the recovery of damages – totalling €1,861.8 million – caused (i) by having first promoted and then participated in the renewal of a programme (i.e. Debt Issuance Programme) for the issuance on the Euromarket of medium-term bonds, and (ii) by their activities as "co-lead managers" in another issue (external to the Programme) in 2002 in the nominal amount of €306.8 million.

- An action to claim damages for mismanagement (*mala gestio*), together with a suit alleging liability for an extra-contractual illegal act (*illecito aquiliano*) brought by Parmalat Finanziaria Spa in extraordinary administration and Parmalat Spa in extraordinary administration against – inter alia – Gian Paolo Zini, who in turn summoned UniCredit Spa.

- Three actions to prevent the diminution of the debtor's estate by his fraud ("azioni revocatorie") were filed against UniCredit Banca d'Impresa Spa by, respectively:

  — Parmalat Spa, for a total amount of € 611,578,370;

  — Parmalat Spa, with reference to a syndicate headed by a bank not belonging to the UniCredit Group. The amount claimed on UniCredit Banca d'Impresa Spa is € 1,067,071;

  — Parmalat Finanziaria Spa, for a total amount of € 3,768,592

- A further action to prevent the diminution of the debtor's estate by his fraud filed against UniCredit Banca Mediocredito Spa, in the amount of € 2,231,000, in which UniCredit Banca d'Impresa Spa took the place of the above bank following reorganisation of the UniCredit Group

- A further action to prevent the diminution of the debtor's estate by his fraud filed by Parmalat Spa against UniCredit Factoring Spa in a total amount of €24,319,977.

Other Significant Litigation Initiated against the Group

- In April 2007 some companies belonging to the Cirio Group in extraordinary administration ("*amministrazione straordinaria*") (i.e. Cirio Holding S.p.A., Cirio Finanziaria S.p.A. (formerly Cirio S.p.A.), Cirio Del Monte N.V., Cirio Del Monte Italia S.p.A., Cirio Finance Luxembourg S.A., Cirio Holding Luxembourg S.A., Del Monte Finance Luxembourg S.A., Cirio Agricola S.p.A., Cirio Immobiliare S.p.A., Cirio Ricerche S.c.p.a.) sued UniCredit Banca Mobiliare S.p.A. and six other banking intermediaries alleging joint liability of all the above banks arising from their participation, as arrangers, in six bond issues by companies belonging to the Cirio Group between 2000 and 2002 for a total amount of €1,125 million. Those bond issues, according to the claimants, were arranged by the "defendant banks when the insolvency of the issuer, of the guarantors and of the whole Cirio Group was already clear and irreversible", and this situation could not have been unknown to "highly qualified entities (as the defendant banks are) on which there is a duty to: a) act diligently, fairly and transparently in the interests of customers and the integrity of the market, b) acquire all necessary information for customers (Financial Services Act, §21)". This behaviour of the banks, i.e. the granting of credit to an allegedly insolvent entity, would be "*per se* illegal, as being contrary to the prohibition against allowing an insolvent company to be kept alive artificially". The damages were quantified as follows:

  a) The damage suffered by the claimants due to the worsening of their difficulties was determined according to three alternative principles:
    - a first claim for a total of €2,082,249,718, under the "insolvency deficit" principle, i.e. the difference between the insolvency assets and the insolvency loss,;
    - a subordinated claim for a total of €1,055,151,123, under the principle of the difference between the net assets at 31 December 1999 and the net assets at 7 August 2003,;
    - a second subordinated petition, for a total of €421,671,050, on the basis of the operating loss plus finance cost incurred for the continuation of business operations.

  b) The damage suffered by Cirio Finanziaria S.p.A. (formerly Cirio S.p.A.) in respect of its loss of the possibility – as a consequence of the alleged artificial keeping alive of the company – of recovering, through actions to obtain revocation (under Italian Insolvency Law, §§64-67) of the acts by which the debtor disposed of his assets before the declaration of insolvency (*azioni revocatorie fallimentari*), at least the amount of money used by Cirio Finanziaria S.p.A. between 1999 and 2000 to cover the debts of some companies of the Group, directly or indirectly controlled by Mr. Cragnotti, in respect of Banca di Roma, Banca Commerciale Italiana and Banca Popolare di Lodi, will have to be determined during the proceedings.

  c) The damage suffered by Cirio Holding Luxembourg S.A., Cirio Finanziaria S.p.A., Cirio Del Monte N.V., Cirio Finance Luxembourg S.A. and Cirio Del Monte Finance Luxemburg S.A., as a consequence of the payment of the fees to the Lead Managers in respect of the placement of the bonds, was stated as €9,812,000.

All the above with the addition of interest and currency appreciation from the date owed to the date of payment.

The claimants have chosen corporate procedure ("*rito societario*"). UniCredit Banca Mobiliare has duly entered into appearance and has also filed a request for a hearing to be fixed (not yet fixed).

On the basis of an initial examination we believe that the claimants' requests are procedurally misplaced and groundless as well as indeterminate and generic. In consideration of the above, and also in light of the fact that the claim was filed very recently, UniCredit Banca Mobiliare has so far made no provision.

- In the first half of 2007 Divania Srl filed a legal action against UniCredit Banca d'Impresa (UBI) disputing transactions in interest and exchange rate derivatives carried out between January 2000 and May 2005 by Credito Italiano first and then by UBI (in all 206 contracts were executed). The writ of summons ("*atto di citazione*"), by which the claimant asks for a judgement declaring the inexistence, or as a subordinated petition, the avoidance or the discharge of the contracts and the award of payment by the bank of the total amount of €276,564,502 as well as costs and interest maturing thereafter (reserving the right to file an independent lawsuit for the recovery of the alleged damages), was filed on 26 March 2007 before the Court of Bari under the new corporate procedure ("nuovo rito societario").

  UniCredit Banca d'Impresa S.p.A. filed an entry of appearance and after an exchange of briefs the plaintiff filed a request for a hearing to be fixed; the Court has not yet decided on this request.

  UniCredit Banca d'Impresa S.p.A. believes that the claimed amount is absolutely disproportionate in respect of the real risk brought up in the lawsuit) since the amount claimed was arrived at by adding all the debit entries made (in an amount that is much larger than the real one), without considering the credit entries which drastically reduce the claimant's demands.

  In addition, the writ of summons ("atto di citazione") does not take into consideration the fact that a settlement (executed on 8 June 2005) had been reached referring to the challenged transactions, by which Divania Srl declared that it had no further claim for any cause with reference to the transactions now disputed.

  UniCredit Banca d'Impresa S.p.A. believes that the maximum amount at risk might be €4,015,000, that is the sum that was charged on the company account when the settlement was reached. For the above reasons UniCredit Banca d'Impresa S.p.A. has approved a prudential provision of €2,000,000.

- At the beginning of July 2007 eight companies having their registered office in the United States, in the Virgin Islands, in the Cayman Islands, in the British West Indies and in Bermuda served a writ of summons before the Courts of Munich (Germany) on Wolfgang Sprissler, CEO of Bayerische Hypo- und Vereinsbank AG (HVB), claiming damages allegedly suffered as a consequence of some share transfer operations regarding HVB shareholdings or businesses transferred (after its entry into the UniCredit Group) to other UniCredit Group companies (and viceversa).

  The defendants in the lawsuit are also UniCredit and its Managing Director.

  The plaintiffs state that the fact that the above transactions were carried out on the basis of evaluations made by independent advisors does not detract from the defendants' responsibilities, as they ought to have carried these transactions out by means of competitive auction, in order to obtain the highest possible price (to take into account the majority award).

  The plaintiffs:

  - claim damages, in the amount of €17,35 billion; and
  - petition the Munich Court to order UniCredit to pay further amounts to HVB as damages, as from 19 December 2006.

  The defendants consider the lawsuit completely devoid of grounds, bearing in mind that all the trnsactions mentioned by the plaintiffs were carried out against payment of consideration judged to be fair also on the basis of external and independent opinions and valuations.

- The minority shareholders of HVB AG who filed a claim for damages before the Courts of Munich have also presented HVB AG with a statement of claim asserting the voidance of the HVB financial statements 2006 due to breach of accounting rules in respect of unclaimed/not activated damages related to the damage claim subsequently served.

Outstanding proceedings involving HVB Bank or Bank Austria Creditanstal on which information was provided in previous consolidated financial statements or which started in the first half of 2007

During the first half of 2007 there were no developments in the above proceedings or significant new proceedings, except for the following:

- A ruling by Munich Higher Regional Court dated 18 January 2006, dismissing the shareholders' suit against the re-election of the shareholder representatives to the Supervisory Board and the election of the auditor for the 2004 financial year at the Annual General Meeting of the bank on 29 April 2004, was confirmed in the bank's favour following the rejection of an appeal by the German Supreme Court in a ruling dated 7 May 2007. The suit filed on the same grounds seeking a court ruling declaring the 2004 financial statements null and void was withdrawn.

- In the cases in which shareholders sought court orders subsequent to the bank's Extraordinary Shareholders' Meeting of 25 October 2006 requiring HVB AG to provide additional information and in particular to fully disclose the Business Combination Agreement between HVB AG and UniCredit of 12 June 2005, three motions were rejected; both of the remaining legal challenges were wound up after the bank disclosed the Business Combination Agreement in the proceedings without, however, conceding any legal obligation to do so, and covered the out-of-court costs. The transfer of the shares in HVB Bank Ukraine was carried out at the end of the first quarter of 2007.

- The lawsuits contesting the resolutions passed at the Extraordinary Shareholders' Meeting of 25 October 2006 are still pending before the court of first instance. At the first hearing the court indicated that, according to its preliminary assessment, the suits could prove successful for formal reasons alone; HVB AG is still convinced that the aspects mentioned by the court in this regard (for instance the phrasing of clauses specifying the applicable legal system and place of jurisdiction in the Business Combination Agreement) do not represent any formal mistakes and in any case that the resolutions passed by the Extraordinary Shareholders' Meeting are not based on these clauses. Munich District Court also indicated that the resolutions could have material flaws if the governing bodies of HVB AG exceeded their very broad discretion to make entrepreneurial decisions with regard to the contractual terms and conditions when they entered into these contracts. Particularly with regard to the appraisals of the value of the sold units obtained from independent external auditors and the fairness opinion from a highly respected investment bank and other aspects, HVB AG expects the resolutions to pass a judicial review in this regard. From today's standpoint, however, the result of these proceedings is uncertain.

- At the Annual General Meeting of Shareholders of HVB AG on 27June 2007, a resolution was passed to claim damages from current and former members of the management board and supervisory board of the company, from UniCredit and companies affiliated with it – including their legal representatives – for financial losses resulting from the sale of Bank Austria Creditanstalt ("BA-CA"), a former subsidiary of HVB AG (against the background of the eastern European strategy previously pursued by HVB Group, in view of the higher cash settlement determined one month later in connection with the BA-CA squeeze-out and the absence of an auction), and from the signing of the Business Combination Agreement between the company and UniCredit on 12 June 2005. To pursue these claims a special representative was appointed. UniCredit Spa, as principal shareholder of HVB AG, has since filed a suit contesting this resolution, in particular because the resolution is far too vague and is thus invalid. HVB AG believes that there are very good reasons for assuming that the resolution to assert claims to damages and appoint a special representative is not legally valid. Because HVB AG does not regard the resolution as a resolution passed by a general shareholders meeting as defined by law, the special representative has so far not been provided with documents and information to the extent requested by him; nor has HVB AG taken the other measures requested by him. For this reason the special representative, who assumes that the resolution passed at the general shareholders meeting is legally valid, has filed for an injunction with the aim of obtaining access to documents and information. HVB AG will contest this application for the above-specified reasons. It is uncertain how the court will rule on this application.

Section 15 – Shareholders' Equity

15.5 Reserves from allocation of profit from previous year: other information	AMOUNTS AS AT		
	30/06/2007	31/12/2006	31/12/2005
Legal reserve	1,044,493	859,474	633,805
Statutory reserve	2,799,670	2,457,409	2,048,905
Other reserve	7,677,274	4,774,196	6,489,748
Total	**11,521,437**	**8,091,079**	**9,172,458**

Notes to the consolidated accounts

Part C) Consolidated Profit and Loss Account

Part C) – Consolidated Income Statement

(amounts in thousands of €)

Section 1 – Interest income and expense – Item 10 and 20

1.1 Interest income and similar revenues: breakdown

Items/Type	30/06/2007					30/06/2006
	Unimpaired financial assets		Impaired financial assets	Other assets	Total	Total
	Debt securities	Loans				
1. Financial assets held for trading	1,661,146	561,310	299	534,084	2,756,839	844,146
2. Financial assets at fair value through profit or loss	317,722	716	0	0	318,438	803,303
3. Available-for-sale financial assets	476,353	1,290	8	19,501	497,152	446,219
4. Held-to-maturity investments	371,673	0	0	682	372,355	418,736
5. Loans and receivables with banks	13,453	2,391,779	954	11,272	2,417,458	1,213,245
6. Loans and receivables with customers	14,110	11,911,321	199,128	14,984	12,139,543	10,515,389
7. Hedging derivatives	X	X	X	200,274	200,274	0
8. Financial assets sold but not derecognised	24,104	438,887	1,466	0	464,457	405,239
9. Other assets	X	X	X	62,256	62,256	243,276
Total	**2,878,561**	**15,305,303**	**201,855**	**843,053**	**19,228,772**	**14,889,553**

1.4 Interest expense and similar charges: breakdown

Items/Type	30/06/2007				30/06/06
	Deposits	Securities	Other liabilities	Total	Total
1. Deposits from banks	(2,998,150)	X	(2,629)	(3,000,779)	(1,709,407)
2. Deposits from customers	(4,231,797)	X	(586)	(4,232,383)	(3,199,322)
3. Debt securities in issue	X	(4,145,613)	0	(4,145,613)	(3,230,394)
4. Financial liabilities held for trading	(424,129)	(9,237)	(476,666)	(910,032)	(508,795)
5. Financial liabilities at fair value through profit or loss	0	(33,135)	0	(33,135)	(23)
6. Financial liabilities relating to assets sold but not derecognised	(241,053)	0	(114,072)	(355,125)	(141,389)
7. Other liabilities	X	X	(126,857)	(126,857)	(124,682)
8. Hedging derivatives	X	X	0	0	(72,399)
Total	**(7,895,129)**	**(4,187,985)**	**(720,810)**	**(12,803,924)**	**(8,986,411)**

Section 2 – Fee and commission income and expense – Item 40 and 50

2.1 Fee and commission income: breakdown

Type of service/Sectors	30/06/2007	30/06/2006
a) guarantees given	**201,916**	**188,836**
b) credit derivatives	**9,491**	**23,196**
c) management, brokerage and consultancy services:	**2,926,341**	**2,614,032**
1. securities trading	283,404	240,100
2. currency trading	200,142	215,060
3. segregated accounts	1,304,642	1,177,635
3.1 individual	*214,065*	*165,723*
3.2. collective	*1,090,577*	*1,011,912*
4. custody and administration of securities	128,781	109,879
5. custodian bank	26,598	30,721
6. placement of securities	393,317	383,528
7. client instructions	72,217	62,450
8. advisory	63,055	16,952
9. distribution of third party services	454,185	377,707
9.1. Segregated accounts	*50,934*	*41,444*
9.1.1. individual	*13,055*	*9,135*
9.1.2. collective	*37,879*	*32,309*
9.2. insurance products	*343,822*	*292,940*
9.3. Other products	59,429	43,323
d) collection and payment services	**864,389**	**760,323**
e) securitization servicing	**90,153**	**39,075**
f) factoring	**34,896**	**45,348**
g) tax collection services	**0**	**0**
h) other services	**1,345,409**	**1,382,072**
Total	**5,472,595**	**5,052,882**

2.3 Fee and commission expense: breakdown

Type of services/Sectors	30/06/2007	30/06/2006
a) guarantees received	**(43,532)**	**(45,509)**
b) credit derivatives	**(9,889)**	**(20,109)**
c) management, brokerage and consultancy services:	**(425,750)**	**(346,596)**
1. securities trading	(72,330)	(52,681)
2. currency trading	(7,582)	(6,416)
3. segregated accounts	(54,093)	(52,610)
3.1. own portfolio	(23,127)	(35,161)
3.2. others' portfolios	(30,966)	(17,449)
4. custody and administration of securities	(69,897)	(46,033)
5. placement of securities	(147,257)	(111,184)
6. off-site distribution of securities, products and services	(74,591)	(77,672)
d) collection and payment services	**(193,199)**	**(140,006)**
e) other services	**(191,266)**	**(258,212)**
Total	**(863,636)**	**(810,432)**

Section 3 – Dividend income and similar revenues – Item 70

3.1 Dividend income and similar revenue: breakdown

Items/Revenues	30/06/2007		03/06/2006	
	Dividends	Income from units in investment funds	Dividends	Income from units in investment funds
A. Financial assets held for trading	321,102	100	301,561	0
B. Available for sale financial assets	287,041	5,678	221,965	0
C. Financial assets at fair value thought profit or loss	9,115	1,964	8,422	364
D. Investments	31,909	X	17,526	X
Total	**649,167**	**7,742**	**549,474**	**364**

Section 4 – Gains and losses on financial assets and liabilities held for trading – Item 80

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown

Transactions/P&L items	30/06/2007				
	Capital gains (A)	Trading profit (B)	Capital losses (C)	Trading Losses (D)	Net Profit (A+B)-(C+D)
1. Financial assets held for trading	**1,405,563**	**2,574,415**	**(1,592,261)**	**(2,601,257)**	**(213,540)**
1.1 Debt securities	162,645	156,905	(337,251)	(122,364)	(140,065)
1.2 Equity instruments	976,536	1,205,232	(1,184,266)	(1,402,085)	(404,583)
1.3 Units in investment funds	264,437	93,926	(36,077)	(8,706)	313,580
1.4 Loans	50	3,717	(25,559)	(248)	(22,040)
1.5 Other	1,895	1,114,635	(9,108)	(1,067,854)	39,568
2. Financial liabilities held for trading	**24,047**	**42,721**	**(285,968)**	**(3,391)**	**(222,591)**
2.1 Debt securities	17,541	7,561	(33,520)	(3,334)	(11,752)
2.2 Deposits	0	0	0	0	0
2.3 Other	6,506	35,160	(252,448)	(57)	(210,839)
3. Other financial assets and liabilities: exchange differences	X	X	X	X	**510,294**
4. Derivatives	**66,506,249**	**25,686,950**	**(67,165,445)**	**(23,817,944)**	**806,056**
4.1 Financial derivatives:	66,313,236	25,258,541	(66,635,078)	(23,780,287)	752,658
- on debt securities and interest rates	58,481,293	23,904,058	(59,044,246)	(22,910,435)	430,670
- on equity securities and share indices	7,756,127	1,133,238	(7,546,130)	(729,422)	613,813
- on currency and gold	X	X	X	X	(403,754)
- other	75,816	221,245	(44,702)	(140,430)	111,929
4.2 Credit derivatives	193,013	428,409	(530,367)	(37,657)	53,398
Total	**67,935,859**	**28,304,086**	**(69,043,674)**	**(26,422,592)**	**880,219**

Section 5 – Fair value adjustments in hedge accounting – Item 90

5.1 Fair value adjustments in hedge accounting: breakdown

Voci/Componenti reddituali	30/06/2007	30/06/2006
A. Gains on:		
A.1 Fair value hedging instruments	673,359	401,887
A.2 Hedged asset items (fair value)	54,183	111
A.3 Hedged liability items (fair value)	722,735	1,085,488
A.4 Cash-flow hedges	7	138
A.5 Assets and liabilities denominated in currency	0	0
Total gains on hedging activities (A)	**1,450,284**	**1,487,624**
B. Losses on:		
B.1 Fair value hedging instruments	(1,006,723)	(1,129,045)
B.2 Hedged asset items (fair value)	(419,676)	(337,886)
B.3 Hedged liability items (fair value)	(2,714)	(10,040)
B.4 Cash-flow hedges	(219)	0
B.5 Assets and liabilities denominated in currency	1,353	(22)
Total losses on hedging activities (B)	**(1,427,979)**	**(1,476,993)**
C. Net hedging result (A - B)	**22,305**	**10,631**

Section 7 – Gains and losses on financial assets/liabilities at fair value through profit or loss – Item 110

7.1 Net change in financial assets and liabilities at fair value through profit or loss: breakdown

Transactions/P&L items	30/06/07				
	Capital gains (A)	Gains on trasfer (B)	Capital losses (C)	Losses on trasfer (D)	Net profit (A+B)-(C+D)
1. Financial assets	**34,633**	**8,384**	**(635,018)**	**(37,270)**	**(629,271)**
1.1 Debt securities	10,459	2,453	(518,652)	(30,405)	(536,145)
1.2 Equity securities	2,798	81	(3)	(3)	2,873
1.3 Units in investment funds	21,301	5,850	(6,144)	(6,862)	14,145
1.4 Loans	75	0	(110,219)	0	(110,144)
2. Financial liabilities	**56,769**	**4,285**	**(29,659)**	**(2)**	**31,393**
2.1 Debt securities	56,769	4,285	(29,550)	(2)	31,502
2.2 Deposits from banks	0	0	(109)	0	(109)
2.3 Deposits from customers	0	0	0	0	0
3. Financial assets and liabilities in foreign currency: exchange differences	X	X	X	X	**(1,810)**
4. Financial derivatives	**719,256**	**12,870**	**(62,936)**	**(115)**	**669,075**
4.1 Derivatives	719,256	12,870	(62,936)	(115)	669,075
- on debt securities and interest rates	637,159	10,170	(62,936)	(115)	584,278
- on equity securities and share indices	82,097	2,700	0	0	84,797
- on currency and gold	X	X	X	X	0
- other	0	0	0	0	0
4.2 Credit derivatives	0	0	0	0	0
Total	**810,658**	**25,539**	**(727,613)**	**(37,387)**	**69,387**

Section 8 – Impairment losses – Item 130

8.1 Impairment losses on loans: breakdown

Transactions / P&L items	30/06/07								30/06/2006
	Write-downs (1)			Write-backs (2)					
	Specific		Portfolio	Specific		Portfolio		Total	Total
	Write-offs	Other		Interest	Other	Interest	Other	(3)=(1)-(2)	(3)=(1)-(2)
A. Loans and receivables with banks	0	(2,783)	(323)	50	4,045	0	3,604	4,593	(4,263)
B. Loans and receivables with customers	(126,302)	(1,372,693)	(426,870)	52,668	530,720	5	265,247	(1,077,225)	(1,077,652)
C. Total	(126,302)	(1,375,476)	(427,193)	52,718	534,765	5	268,851	(1,072,632)	(1,081,915)

Section 11 – Administrative costs – Item 180

11.1 Payroll: breakdown

Type of expense	30/06/07	30/06/06
1) Employees	**(3,759,795)**	**(3,820,869)**
a) Wages and salaries	(2,973,715)	(2,804,150)
b) Social charges	(598,096)	(590,814)
c) Severance pay	(5,587)	(37,828)
d) Social security costs	(31,469)	(33,876)
e) Allocation to employee severance pay provision	66,329	(57,130)
f) Provision for retirement payments and similar provisions:	(3,696)	(121,049)
g) Payments to external pension funds:	(99,027)	(86,057)
h) Costs related to share-based payments	(34,450)	(31,496)
i) Other employee benefits	(104,262)	(61,766)
l) Recovery of compensation	24,178	3,297
2) Other staff	**(87,118)**	**(68,395)**
3) Directors	**(16,035)**	**(8,699)**
Total	**(3,862,948)**	**(3,897,963)**

Further to the changes to Italian supplementary pension rules (see the remarks in Section A Accounting Principles – Part A2) Main Balance Sheet Items) our external actuary recalculated the present value of the TFR employee benefit provision, in order to recognise the new charges made in the first half (i.e., interest cost and service cost being the average present value of TFR settlements falling due in the financial year relating to the portion of TFR retained in the business from 01/01/07 to 30/06/07) including the curtailment and settlement effect.

These changes reduced the allocation to this provision by €116 million before tax, i.e. a one-off €127 million reduction in the present value of the obligation to employees at 30 June 2007 less €million due to an increased charge to profit and loss for the period under the new rules.

First half 2007 staff cost also benefited from a change in BA-CA's pension scheme. The Austrian Federal Ministry of Social Affairs and Consumer Protection, in its decision dated 26 April 2007 (effective for BA-CA AG from 1 May 2007), has stated that the rights to future pension benefits under the "BA-CA ASVG" are equivalent to the benefits under the Austrian statutory pension insurance system (ASVG). As a result of the adjustment of the

relevant internal service agreement to the legal framework, the amount of €150 million was released from the pension provision as at 1 May 2007 and recognised in income.

11.5 Other administrative expense: breakdown

Items	30/06/2007	30/06/2006
1) Indirect taxes and duties	**(147,951)**	**(144,804)**
1a. Settled:	(144,892)	(49,077)
1b. Unsettled	(3,059)	(95,727)
2) Miscellaneous costs and expenses:	**(2,180,454)**	**(2,061,338)**
Fees paid to external professionals	**(195,601)**	**(228,023)**
Insurance	**(54,459)**	**(54,606)**
Advertising	**(220,001)**	**(197,889)**
Premises surveillance and cash transportation:	**(55,478)**	**(46,278)**
- Internal and external surveillance of premises	(34,987)	(27,731)
- Transportation and safekeeping of cash and valuables	(20,491)	(18,547)
Supply and miscellaneous services rendered by third parties	**(460,920)**	**(294,045)**
Property related expense:	**(443,895)**	**(413,240)**
- Rental expense	(270,811)	(256,201)
- Maintenance of premises	(53,008)	(46,888)
- Cleaning of premises	(34,081)	(31,499)
- Electricity, gas, heating, concierge services and water	(85,995)	(78,652)
Maintenance and lease rentals for plants and equipment:	**(190,813)**	**(175,090)**
- Repair and maintenance of furniture, machinery and equipment:	(72,886)	(100,741)
- Lease rentals on electronic equipment and software	(117,927)	(74,349)
Postage, telephone, printed materials and other office expenses:	**(245,700)**	**(223,219)**
- Postage , telephone, telegraph and telex	(168,760)	(181,259)
- Printing and stationery	(46,031)	(23,101)
- Various office equipment	(30,909)	(18,859)
Hire charges and other expenses	**(102,598)**	**(80,594)**
- Travel expense	(99,611)	(67,152)
- Various hire charges	(2,987)	(13,442)
Credit information and searches	**(16,737)**	**(17,234)**
Other costs:	**(194,252)**	**(331,120)**
- Statutory Auditors' fees	(9,186)	(6,057)
- Charitable donations	(5,893)	(6,336)
- Other costs and expenses	(179,173)	(318,727)
Total (1+2)	**(2,328,405)**	**(2,206,142)**

Section 12 – Provisions for risks and charges – Item 190

12.1 Net provisions for risks and charges: breakdown

Items/Components	30/06/2007			30/06/2006
	Provisions	Reallocation surplus	Total	Total
1. Other provisions				
1.1 Legal disputes	(69,931)	45,346	(24,585)	(59,575)
1.2 Staff costs	(1,307)	51	(1,256)	(14,286)
1.3 Other	(125,001)	44,239	(80,762)	(72,289)
Total	**(196,239)**	**89,636**	**(106,603)**	**(146,150)**

Section 15 – Other net operating income– Item 220

15.1 Other operating expense: breakdown

	30/06/2007	30/06/2006
1) Finance Lease: contingent rent recognised as cost in the period	0	0
2) Costs for operating leases	0	(511)
3) Reclassification of gains/losses associated with cash-flow hedges of non-financial assets or liabilities from equity to profit or loss (IAS 39 §98a)	0	0
4) Non-deductible tax and other fiscal charges	(25,803)	(62)
5) Other	(160,302)	(212,326)
Total Other operating expense	**(186,105)**	**(212,899)**

15.2 Other operating gains: breakdown

	30/06/07	30/06/06
A) Recovery of costs	**135,417**	**121,436**
B) Other gains	**435,801**	**395,788**
1) Revenue from administrative services	40,858	24,035
2) Reclassification of valuation reserve re cash-flow hedging of non-financial assets/liabilities	0	0
3) Rentals (gross of operating costs input in the previous line)	88,073	74,514
4) Revenues from operating leases - rentals	110,055	98,514
5) Revenues from operating leases - others	0	2,402
6) Direct operating costs (including repairs and maintenance) re investment properties	(10,316)	96
7) Recovery of interest on cleared collections and payments	0	2
8) Sundry refunds of costs paid in previous years	7,630	10,382
9) Others	199,501	185,843
Total Operating Revenues	**571,218**	**517,224**

Section 24 – Earnings per share

EARNINGS PER SHARE		
	30/06/2007	30/06/2007
Net profit for the period attributable to the Group (thousands of euros)	3,607,318	3,092,670
Average number of outstanding shares [1]	10,355,849,034	10,339,670,830
Average number of potential dilutive shares	24,758,880	19,622,189
Average number of diluted shares	10,380,607,914	10,359,293,019
Earnings per share €	**0.348**	**0.299**
Diluted earnings per share €	**0.348**	**0.299**

1. Net of average number of own shares

Notes to the consolidated accounts

Part D) Segment reporting

Segment reporting

Part D – Segment Reporting

Disclosure relating to segment reporting reflects the new organisational structure of the Group put in place in 2006, in accordance with which the Group monitored its results from Q3 2006 on. First half 2006 segment results have been restated in line with the new structure.

The UniCredit Group operates in its markets through six Business Divisions, viz.: Retail, Corporate, Private Banking and Asset Management, Markets and Investment Banking, Poland Markets, and Central and Eastern Europe (CEE).

Retail Division

The Retail Division comprises the Group's business with private individuals ('mass-market' and 'affluent') and small businesses. The Retail Division is organized in three main distribution networks (UniCredit Banca, HVB and BA-CA), in global specialized mono-liners on consumer credit (Clarima and VISA), residential home financing (Banca per la Casa), properties/building financing (VVB and Wüstenrot), services and insurance products.

Corporate Division

The Corporate Division's customers are generally companies with annual turnover in excess of €3 million to whom the Group offers dedicated products and services. The Division includes UniCredit Banca d'Impresa, UniCredit Factoring and UniCredit Infrastrutture in Italy, the corporate divisions of HVB and BA-CA, HVB's Commercial Real Estate Financing section (CREF), and Locat together with all the Group's leasing companies (except for those consolidated by the CEE Division).

Private Banking and Asset Management Division

The Private Banking and Asset Management Division's focus is wealth management, with special attention to that of high net worth households, through its two main businesses:

- Asset Management on an international scale (the Pioneer Group, Nordinvest and Pioneer Investments Austria)
- Private Banking in Italy (UniCredit Private Banking and UCI Luxembourg), Germany (HVB Wem, Gruppo DAB, HVB Luxembourg and HFS) and Austria (Schoellerbank, Bank Privat and AMG).

Markets and Investment Banking Division

The Markets and Investment Banking Division comprises the Group's business in the financial markets and investment banking through its units in Munich, London, Milan and Vienna, as well as Central and Eastern Europe, the US and Asia. The Markets area includes trading and distribution, as well as structured derivatives; the Investment Banking area includes all business relating to corporate finance and loan syndication, primary markets and mergers and acquisitions.

Poland's Markets Division

The Poland's Markets Division manages the Group's businesses in Poland and Ukraine. The Division's banks are Bank Pekao and BPH in Poland and HVB Ukraine and UniCredit Bank (formerly Pekao Ukraine) in Ukraine.

CEE Division

The CEE Division comprises the businesses of the Group in the countries of Central and Eastern Europe, with the exception of Poland and Ukraine. The Division operates in 14 countries: Bosnia-Herzegovina, Bulgaria, Czech Republic, Croatia, Estonia, Hungary, Latvia, Lithuania, Romania, Russia, Serbia, Slovakia, Slovenia and Turkey.

For commentary on the Divisions' business and results please see the Report on Operations.

Results by business segment are disclosed as per the condensed income statement, in line with the Report on Operations, which please see for a reconciliation of condensed accounts to the mandatory schedules (see section "Other Information").

The Divisions' income statements were compiled by aggregating the income statements of their constituent subsidiaries or – where a subsidiary operates in more than one segment – of assets, after application of their respective writedowns and adjustment for inter-divisional transactions. The following rules were applied to determine Divisional results for subsidiaries with businesses in more than one Division (viz. HVB AG, BA-CA AG and HVB Luxembourg), whereby indirect items are added to directly attributable income and expense:

- the refinancing cost of loans etc. and revenue from use of funds was determined on the basis of market rates
- capital was allocated in proportion to risk-weighted assets and remunerated at 8.43% after tax
- costs borne centrally on behalf of the Divisions were attributed according to actual consumption, and overheads were divided between the Divisions in proportion to their respective direct and indirect costs.

A.2 - Breakdown by business segment: RWA and employees

AMOUNTS AS AT 30.06.2007	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING & ASSET MANAGEM	POLAND MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 30.06.2007
TOTAL RISK WEIGHTED ASSETS	**90,515**	**163,408**	**71,257**	**7,481**	**22,693**	**45,729**	**38,766**	**439,850**
STAFF (KFS group on a proportional basis)								
Employees (FTE)	35,295	9,131	3,195	5,715	25,526	27,949	19,853	126,664
STAFF (KFS group fully considered)								
Employees (FTE)	35,295	9,131	3,203	5,715	25,526	37,158	19,852	135,880

AMOUNTS AS AT 31.12.2006	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING & ASSET MANAGEM	POLAND MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 31.12.2006
TOTAL RISK WEIGHTED ASSETS	**90,026**	**156,712**	**63,058**	**7,959**	**21,029**	**47,593**	**35,913**	**422,291**
STAFF (KFS group on a proportional basis)								
Employees (FTE)	34,834	8,698	3,218	5,628	25,646	28,100	21,608	127,731
STAFF (KFS group fully considered)								
Employees (FTE)	34,834	8,698	3,218	5,628	25,646	37,565	21,608	137,197

FIRST HALF 2007

A.1 - Breakdown by business segment: income statement

(€ thousands)

	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING & ASSET MANAGEM.	POLAND MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Net interest	2,439,330	1,710,084	625,013	160,459	611,854	976,169	(98,061)	6,424,848
Dividends and other income from equity investments	35,662	49,282	149,507	12,243	22,613	13,082	152,392	434,781
Net interest income	**2,474,992**	**1,759,366**	**774,520**	**172,702**	**634,467**	**989,251**	**54,331**	**6,859,629**
Net fees and commissions	1,607,208	633,206	329,313	1,095,020	474,552	432,822	36,838	4,608,959
Net trading, hedging and fair value income	13,242	36,340	1,093,410	(5,963)	56,563	94,904	100,828	1,389,324
Net other expenses/income	(1,651)	101,357	18,468	11,336	6,638	60,211	69,678	266,037
Net non-interest income	**1,618,799**	**770,903**	**1,441,191**	**1,100,393**	**537,753**	**587,937**	**207,344**	**6,264,320**
OPERATING INCOME	**4,093,791**	**2,530,269**	**2,215,711**	**1,273,095**	**1,172,220**	**1,577,188**	**261,675**	**13,123,949**
Payroll costs	(1,227,681)	(361,755)	(466,051)	(355,969)	(286,858)	(374,568)	(787,857)	(3,860,739)
Other administrative expenses	(1,408,808)	(384,043)	(374,978)	(288,646)	(181,131)	(336,555)	682,950	(2,291,211)
Recovery of expenses	110,268	6,145	654	14,954	507	311	2,578	135,417
Amortisation, depreciation and impairment losses on tangible and intangible assets	(43,859)	(58,974)	(7,120)	(18,370)	(68,102)	(79,075)	(300,804)	(576,304)
Operating expenses	**(2,570,080)**	**(798,627)**	**(847,495)**	**(648,031)**	**(535,584)**	**(789,887)**	**(403,133)**	**(6,592,837)**
OPERATING PROFIT	**1,523,711**	**1,731,642**	**1,368,216**	**625,064**	**636,636**	**787,301**	**(141,458)**	**6,531,112**
Goodwill impairment	0	0	0	(1,311)	0	0	0	(1,311)
Provision for risks and charges	(13,475)	(23,548)	2,366	1,609	(458)	(29,354)	(50,664)	(113,524)
Integration costs	0	(56)	(470)	(778)	(8,435)	(6,903)	(18,657)	(35,299)
Net writedowns of loans and provisions for guarantees and commitments	(381,444)	(369,945)	369	(5,159)	(54,347)	(68,968)	(195,396)	(1,074,890)
Net income from investments	11,717	27,273	220,482	1,370	52,763	3,004	(1,752)	314,857
PROFIT BEFORE TAX	**1,140,509**	**1,365,366**	**1,590,963**	**620,795**	**626,159**	**685,080**	**(407,927)**	**5,620,945**

FIRST HALF 2006

A.1 - Breakdown by business segment: income statement (€ thousands)

	RETAIL	CORPORATE	MARKETS & INVESTMENT BANKING	PRIVATE BANKING & ASSET MANAGEM	POLAND MARKETS	CENTRAL EASTERN EUROPE (CEE)	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Net interest	2,288,936	1,638,902	467,510	144,702	542,290	808,221	12,582	5,903,142
Dividends and other income from equity investments	29,707	27,711	73,178	3,606	15,411	11,143	214,596	375,353
Net interest income	**2,318,643**	**1,666,613**	**540,688**	**148,307**	**557,701**	**819,364**	**227,178**	**6,278,495**
Net fees and commissions	1,587,232	580,809	280,075	1,039,501	409,398	357,100	(11,666)	4,242,450
Net trading, hedging and fair value income	6,907	62,070	918,495	(12,571)	62,175	139,798	80,079	1,256,952
Net other expenses/income	10,600	75,014	12,763	14,547	6,333	24,982	48,419	192,658
Net non-interest income	**1,604,739**	**717,894**	**1,211,333**	**1,041,477**	**477,906**	**521,880**	**116,831**	**5,692,060**
OPERATING INCOME	**3,923,382**	**2,384,507**	**1,752,021**	**1,189,784**	**1,035,607**	**1,341,244**	**344,009**	**11,970,555**
Payroll costs	(1,270,136)	(355,100)	(375,945)	(328,975)	(266,889)	(328,171)	(972,747)	(3,897,963)
Other administrative expenses	(1,452,854)	(400,039)	(372,527)	(311,358)	(183,203)	(306,164)	845,442	(2,180,702)
Recovery of expenses	98,022	4,487	256	12,891	546	736	4,503	121,441
Amortisation, depreciation and impairment losses on tangible and intangible assets	(33,579)	(42,694)	(23,960)	(20,777)	(68,039)	(82,115)	(337,850)	(609,014)
Operating expenses	**(2,658,547)**	**(793,346)**	**(772,176)**	**(648,219)**	**(517,584)**	**(715,713)**	**(460,652)**	**(6,566,238)**
OPERATING PROFIT	**1,264,835**	**1,591,161**	**979,845**	**541,565**	**518,022**	**625,531**	**(116,643)**	**5,404,317**
Goodwill impairment								
Provision for risks and charges	(26,668)	(23,913)	(953)	(5,744)	1,007	(11,252)	(76,040)	(143,563)
Integration costs	(1,822)	0	0	(1,161)	0	(26,385)	(22,183)	(51,551)
Net writedowns of loans and provisions for guarantees and commitments	(411,891)	(335,967)	8,752	(1,230)	(63,042)	(78,307)	(133,640)	(1,015,325)
Net income from investments	1,780	41,709	54,438	509	17,328	(1,969)	511,724	625,519
PROFIT BEFORE TAX	**826,234**	**1,272,990**	**1,042,082**	**533,940**	**473,316**	**507,618**	**163,218**	**4,819,397**

Notes to the consolidated accounts

Part E) Risks and Hedging Policies

1 – Credit Risk

2 – Market Risks

1 – Credit Risk

In the first half of 2007 the Parent – specifically the Risk Management Department – issued General Group Credit Policies as part of its role under regulators' rules and in accordance with governance requirements. These are rules and guidelines directing, governing and harmonising credit risk assessment criteria in line with Group best practice.

Group entities' corporate bodies were requested to put these policies into effect by drawing up an implementation plan whereby they would be transposed, starting from an analysis of processes and existing rules and regulations bearing in mind their country's legislation and credit culture.

In addition to the provisions of the Group Credit Risk Governance Guidelines governing large exposures, we brought into use a new country risk process and a bank counterparty credit risk assessment, measurement and control process. Both processes are run centrally by the Parent in order to ensure a uniform approach to assessment and monitoring – especially PD and LGD rating assignment and the override process – and greater control of risk concentration at Group level. The large exposure rules were extended to cover banks and sovereigns until such time as specific rules are issued for these types of exposure.

In addition to the bank counterparty and country risk processes we completed the new credit process and the risk assessment methodology for multinationals and global project finance (including PD and LGD rating systems), with the aim of ensuring a uniform approach throughout the Group. A Group-wide methodology for the analysis of the financials of multinationals was realised.

We also gave the newly incorporated UniCredit Global Leasing the role of sub-holding for all the Group's leasing companies in order to create specialised management of leasing risk and promote intercompany synergy.

Group-wide guidelines for the management of the non-performing loan portfolio were drawn up to cover risky positions and workouts.

As part of monitoring, new reports were put in place to ensure systematic control of Group risk. In addition to the quarterly credit risk report, which is seen by some members of management and corporate bodies, we designed a new process for the monthly production of a report on the trend of the cost of risk and related coverage ratios as well as EL on loans for which a default is expected, and on the migrations actually carried out in relation to the larger entities.

Lastly we introduced a quarterly report which is a compendium of credit risk, market risk, operational and other risk data as well as details of the Group's economic capital.

In relation to Basel 2 compliance, we continued work on credit risk mitigation (CRM) by completing the definition of the requisite for use of CRM techniques, as well as certain procedures necessary for their realisation.

With specific regard to compliance with the Second Pillar, we completed the first stage of the plan including the definition of the risk types relevant to the Group, the drawing up of initial guidelines for a common approach at this level, the development of economic capital models and those to measure business and real-estate risk. The latter kinds are the subject of regular reports to senior management. Each entity also carried out self-assessment to calibrate the capital adequacy process in terms of measurement models, procedures for the management of capital and organisational structure. The relevant regulators were kept informed of these activities. The Group approach will be extended to take in Capitalia, and to this end we have already produced measurements of business, real estate and equity investment risk.

Bearing in mind the upcoming integration of UniCredit and Capitalia, we have begun examining risk management processes and methods and the development of intermediate solutions that would enable Capitalia to be gradually aligned and the problems of Day 1 to be dealt with.

A.1.1 Breakdown of financial assets by portfolio and credit quality (carrying value)

Portfolio/Quality	Non-performing loans	Doubtful assets	Restructured exposures	Past-due	Country risk	Other Assets	Total
1. Financial assets held for trading	5,945	42,496	4,499	24,287	0	205,781,155	205,858,382
2. Available-for-sale financial assets	5,821	0	0	0	0	31,949,241	31,955,062
3. Held-to-maturity financial instruments	0	0	0	0	0	9,687,670	9,687,670
4. Loans and receivables with banks	48,263	39,358	1,547	0	63,775	100,018,285	100,171,228
5. Loans and receivables with customers	6,548,713	3,159,094	1,854,248	780,385	10,122	441,779,590	454,132,152
6. Financial assets at fair value through profit or loss	0	0	0	0	0	15,123,981	15,123,981
7. Financial instruments classified as held for sale	28,401	7,603	320	0	0	1,835,333	1,871,657
8. Hedging instruments	0	0	0	0	0	3,598,746	3,598,746
Total	6,637,143	3,248,551	1,860,614	804,672	73,897	809,774,001	822,398,878

A.1.2 Breakdown of financial assets by portfolio and credit quality (gross and net values)

Portfolio/Quality	Impaired assets				Other assets			Total (Net Exposure)
	Gross Exposure	Specific writedowns	Portfolio adjustments	Net exposure	Gross Exposure	Portfolio adjustments	Net exposure	
1 Financial assets held for trading	77,227	0	0	77,227	X	X	205,781,155	205,858,382
2. Available-for-sale financial assets	7,213	1,392	0	5,821	31,958,093	8,852	31,949,241	31,955,062
3 Held-to-maturity financial instruments	0	0	0	0	9,687,670	0	9,687,670	9,687,670
4 Loans and receivables with banks	226,337	131,506	5,663	89,168	100,093,720	11,660	100,082,060	100,171,228
5. Loans and receivables with customers	26,364,422	12,926,951	1,095,031	12,342,440	443,758,680	1,966,968	441,789,712	454,132,152
6 Financial assets at fair value through profit or loss	0	0	0	0	X	X	15,123,981	15,123,981
7 Financial instruments classified as held for sale	92,172	54,837	1,011	36,324	1,848,265	12,932	1,835,333	1,871,657
8. Hedging instruments	0	0	0	0	X	X	3,598,746	3,598,746
Total	26,767,371	13,114,686	1,101,705	12,550,980	587,342,428	1,998,412	809,847,696	822,398,878

A.1.3 On- and off-balance sheet exposure to banks: gross and net values

Exposure types / Amounts	Gross Exposure	Specific writedowns	Portfolio adjustments	Net exposure
A. BALANCE SHEET EXPOSURE				
a) Non-performing loans	159,052	107,726	3,062	48,264
b) Doubtful loans	42,297	338	2,601	39,358
c) Restructured exposures	24,994	23,447	0	1,547
d) Past due	0	0	0	0
e) Country risk	73,351	X	9,576	63,775
f) Other assets	174,312,874	X	7,146	174,305,728
TOTAL	**174,612,568**	**131,511**	**22,385**	**174,458,672**

A.1.6 On- and off-balance sheet exposure to customers: gross and net values

Exposure types / Amounts	Gross Exposure	Specific writedowns	Portfolio adjustments	Net exposure
A. BALANCE SHEET EXPOSURE				
a) Non-performing loans	18,081,056	10,420,166	1,076,060	6,584,830
b) Doubtful loans	4,527,219	1,340,750	19,772	3,166,697
c) Restructured exposures	2,941,533	1,086,947	18	1,854,568
d) Past due	925,781	135,312	192	790,277
e) Country risk	17,717	X	7,595	10,122
f) Other assets	571,923,349	X	1,974,095	569,949,254
TOTAL	**598,416,655**	**12,983,175**	**3,077,732**	**582,355,748**

Information on Sub-prime Mortgages

Please see the "Further Information" section in the Report on Operations for the information relating to sub-prime mortgages required by CONSOB per its Notice 7079556 dated 30 August 2007.

Securitisation and sale transactions

Qualitative Information

Two transactions were carried out in H1 2007 to maintain the Group's main objectives in its securitisation transactions, which are optimisation of the loan portfolio by freeing up regulatory capital and obtaining fresh liquidity together with greater diversification of its sources of funding:

UniCredit Banca S.p.A.	**- Cordusio RMBS Securitisation – Serie 2007**
HVB AG	**- Geldilux – TS – 2007**

Details are given in the following charts.
Please note that following underwriting by the Originator of portions of the subordinated bonds issued by the Issuer, there was no derecognition of the securitised assets.

ORIGINATOR UNICREDIT BANCA S.p.A.

NAME	**Cordusio RMBS Securitisation – Serie 2007**	
Type of securitisation:	Traditional	
Originator:	UniCredit Banca S.p.A.	
Issuer:	Cordusio RMBS Securitisation S.r.l.	
Servicer:	UniCredit Banca S.p.A.	
Arranger:	Bayerische Hypo und Vereinsbank AG, London Branch	
Target transaction :	Capital Relief / Funding / mismatching maturity	
Type of asset:	Private Mortgage Loans	
Quality of Asset	Performing	
Closing date	24/05/2007	
Nominal Value of disposal portfolio :	3.908.102.838 €	
Net amount of preexisting writedown/writebacks :	3.908.102.838 €	
Disposal Profit & Loss realized :	-	
Portfolio disposal price:	3.908.102.838 €	
Issued guarantees by the Bank:	-	
Issued guarantees by Third Parties :	-	
Bank Lines of Credit :	-	
Third Parties Lines of Credit :	-	
Other Credit Enhancements :	-	
Other relevant information :	UniCredit Banca SpA granted the SPV a restricted loan of € 6,252,965	
Rating Agencies	Fitch /Moody's / Standard & Poor's	
Amount of CDS or other supersenior risk transferred :	-	
Amount and Conditions of tranching:		
. ISIN	IT0004231210	IT0004231236
. Type of security	Senior	Senior
. Class	A1	A2
. Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
. Quotation	Dublin	Dublin
. Issue date	24/05/2007	24/05/2007
. Legal maturity	12/2040	12/2040
. Call option	Clean-up Call	Clean-up Call
. Expected duration	1,71	6,75
. Rate	Euribor 3 M + 6 b.p.	Euribor 3 M + 13 b.p.
. Subordinated level	-	Sub A 1
. Issue nominal value	703.500.000 €	2.227.600.000 €
. nominal value at the end of accounting period	703.500.000 €	2.227.600.000 €
. Security subscribers	Institutional Investors	Institutional Investors

NAME	Cordusio RMBS Securitisation – Serie 2007	
. ISIN	IT0004231244	IT0004231285
. Type of security	Senior	Mezzanine
. Class	A3	B
. Rating	AAA /Aaa / AAA	AA/Aa1/AA
. Quotation	Dublin	Dublin
. Issue date	24/05/2007	24/05/2007
. Legal maturity	12/2040	12/2040
. Call option	Clean-up Call	Clean-up Call
. Expected duration	14,87	16,87
. Rate	Euribor 3 M + 18 b.p.	Euribor 3 M + 23 b.p.
. Subordinated level	Sub A 1,A 2	Sub A 1,A 2, A 3
. Issue nominal value	738.600.000 €	71.100.000 €
. nominal value at the end of accounting period	738.600.000 €	71.100.000 €
. Security subscribers	Institutional Investors	Institutional Investors
. ISIN	IT0004231293	IT0004231301
. Type of security	Mezzanine	Mezzanine
. Class	C	D
. Rating	A/A1/A	BBB/Baa/BBB
. Quotation	Dublin	Dublin
. Issue date	24/05/2007	24/05/2007
. Legal maturity	12/2040	12/2040
. Call option	Clean-up Call	Clean – up Call
. Expected duration	16,87	16,87
. Rate	Euribor 3 M + 36 b.p.	Euribor 3 M + 70 b.p.
. Subordinated level	Sub A 1,A 2, A 3, B	Sub A 1,A 2, A 3, B, C
. Issue nominal value	43.800.000 €	102.000.000 €
. nominal value at the end of accounting period	43.800.000 €	102.000.000 €
. Security subscribers	Institutional Investors	Institutional Investors
. ISIN	IT0004231319	IT0004231327
. Type of security	Mezzanine	Junior
. Class	E	F
. Rating	BB/Ba2/BB	n.r.
. Quotation	Dublin	-
. Issue date	24/05/2007	24/05/2007
. Legal maturity	12/2040	Dicembre 2040
. Call option	Clean-up Call	Clean – up Call
. Expected duration	16,87	16,87
. Rate	Euribor 3 M + 250 b.p.	Euribor 3 M + 300 b.p.
. Subordinated level	Sub A 1,A 2, A 3, B, C, D	Sub A 1,A 2, A 3, B, C, D, E
. Issue nominal value	19.500.000 €	2.002.838 €
. nominal value at the end of accounting period	19.500.000 €	2.002.838 €
. Security subscribers	Institutional Investors	UniCredit Banca S.p.A.
Distribution of securitised assets by area:		
Italy – Northwest	1.661.952.379 €	
- Northeast	936.878.859 €	
- Central	870.170.387 €	
- South and Islands	439.101.213 €	
Other European Countries - E.U. countries	-	
- not U.E. countries	-	
America	-	
Rest of the World	-	
TOTAL	**3.908.102.838 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	3.908.102.838 €	
TOTAL	**3.908.102.838 €**	

ORIGINATOR HVB AG

NAME	Geldilux – TS - 2007	
Type of securitisation:	Traditional	
Originator:	HVB AG	
Issuer:	Geldilux-TS-2007 S.A. (Luxembourg)	
Servicer:	HVB AG/HVB LUX	
Arranger:	HVB AG	
Target transaction :	Capital Relief / Funding	
Type of asset:	EURO Loans	
Quality of Asset	Performing	
Closing date	04/05/2007	
Nominal Value of disposal portfolio :	2.100.000.000 €	
Net amount of preexisting writedown/writebacks :	2.100.000.000 €	
Disposal Profit & Loss realized :	-	
Portfolio disposal price:	2.100.000.000 €	
Issued guarantees by the Bank:	-	
Issued guarantees by Third Parties :	-	
Bank Lines of Credit :	-	
Third Parties Lines of Credit :	-	
Other Credit Enhancements :	-	
Other relevant information :	replenishing	
Rating Agencies	Moody's / Fitch / S. & P.	
Amount of CDS or other supersenior risk transferred :	-	
Amount and Conditions of tranching:		
. ISIN	XS0294513030	XS0294511760
. Type of security	Senior	Senior
. Class	A	Liquidity Note
. Rating	Aaa/AAA/AAA	Aaa/AAA/AAA
. Quotation	Luxembourg	Luxembourg
. Issue date	04/05/2007	04/05/2007
. Legal maturity	08/09/2012	08/09/2012
. Call option	Time Call (08/04/2012) / Clean Up Call	
. Expected duration	4,93	4,93
. Rate	Euribor 3 M + 10 b. p.	Euribor 3 M + 10 b. p.
. Subordinated level	-	Sub A
. Issue nominal value	2.024.400.000 €	4.500.000 €
. nominal value at the end of accounting period		
. Security subscribers	Institutional Investors	HVB AG
. ISIN	XS0294513113	XS0294513204
. Type of security	Mezzanine	Mezzanine
. Class	B	C
. Rating	A2/A/A	Baa2/BBB/BBB
. Quotation	Luxembourg	Lxembourg
. Issue date	04/05/2007	04/05/2007
. Legal maturity	08/09/2012	08/09/2012
. Call option	Time Call (08/04/2012) / Clean Up Call	
. Expected duration	4,93	4,93
. Rate	Euribor 3 M + 20 b. p.	Euribor 3 M + 50 b. p.
. Subordinated level	Sub A	Sub A , B
. Issue nominal value	21.000.000 €	21.000.000 €
. nominal value at the end of accounting period		
. Security subscribers	Institutional Investors	Institutional Investors
. ISIN	XS0294513543	XS0294513626
. Type of security	Mezzanine	Mezzanine
. Class	D	E
. Rating	Ba2/BB/BB	B2/n.r./B
. Quotation	Luxembourg	Luxembourg
. Issue date	04/05/2007	04/05/2007
. Legal maturity	08/09/2012	08/09/2012
. Call option	Time Call (08/04/2012) / Clean Up Call	
. Expected duration	4,93	4,93
. Rate	Euribor 3 M + 180 b. p.	Euribor 3 M + 600 b. p.
. Subordinated level	Sub A, B, C	Sub A, B, C, D
. Issue nominal value	8.400.000 €	4.200.000 €
. nominal value at the end of accounting period		
. Security subscribers	Institutional Investors	HVB AG

NAME	Geldilux – TS - 2007	
. ISIN	XS0294514194	
. Type of security	Junior	
. Class	F	
. Rating	n. r.	
. Quotation	Luxembourg	
. Issue date	04/05/2007	
. Legal maturity	08/09/2012	
. Call option	Time Call (08/04/2012), Clean-up Call	
. Expected duration	4,93	
. Rate	Euribor 3 M + 1100 b. p.	
. Subordinated level	Sub A, B, C, D, E	
. Issue nominal value	21.000.000 €	
. nominal value at the end of accounting period		
. Security subscribers	HVB AG	
Distribution of securitised assets by area:		
Italy – Northwest	-	
- Northeast	-	
- Central	-	
- South and Islands	-	
Other European Countries - E.U. countries	2.100.000.000 €	
- not U.E. countries	-	
America	-	
Rest of the World	-	
TOTAL	**2.1000.000.000 €**	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	2.100.000.000 €	
TOTAL	**2.100.000.000 €**	

Section 2 – Market Risks

For a bank market risk is the risk that price or other fluctuations may affect the carrying value of positions it holds whether in its trading book or in its banking book (i.e., arisigng from its business operations and strategic investments). Market risk management in our Group therefore includes treasury business and asset and liability management both in the Parent and in its subsidiaries.

The Parent keeps track of risk positions throughout the Group. Individual subsidiaries have a specific responsiblity to manage their own risk positions in line with the Group's risk management policy and to inform the Parent of the exposures resulting from their risk monitoring.

Subsidiaries produce detailed daily reports on their business performance and associated risk and send market risk reports to the Parent.

The Parent's Group Market Risk unit is responsible for the aggregation of this data and the production of overall Group market risk reports. This unit ensures that the subsidiaries' market risk measurement models are comparable and that their risk monitoring and management methods are uniform. It also measures market risk by controlling the Parent's positions and the aggregate positions of the subsidiaries, in order to monitor total exposure. Each subsidiary is however directly responsible for the control of its risk within guidelines supplied by the Parent.

The Parent's Asset and Liability Management unit performs strategic and operational ALM, in coordination with our regional liquidity centres, with the aim of ensuring asset and liability equilibrium and that the Group's lending growth plans are economically and financially sustainable, and at the same time optimising the Group's exchange-rate, interest-rate and liquidity risk profile.

The mentioned units implement the Group's market risk management policy with the aim of gradually adopting common principles, rules and processes in terms of risk appetite, limit definition, development of models, pricing, and risk model evaluation, and ensuring that they are in line with market best practice and the regulations and practice of individual markets.

The main tool the Group uses to measure the market risk of its trading positions is Value at Risk (VaR), calculated using the historical simulation approach. In the current convergence phase, however, some Group companies still use the Monte Carlo approach. The parameters used for calculating VaR are the following: a confidence interval of 99%; a time horizon of one day; daily updating of historical series, going back at least one year. The time horizon of one day enables immediate comparison of gains/losses realised.

To calculate and monitor its risk, UniCredit internal models developed by HVB Milan (formerly UBM), HVB AG and BA-CA AG and approved by their local regulators.

When aggregating the risk profiles of the Group's risk-taking units, overall riskiness does not take into account — for prudential reasons — the diversification that results from Group companies' different internal models.

The following table gives VaR for the aggregate risk of the regulatory trading portfolio.

VAR GIORNALIERO ATTIVITA' DI TRADING

		29/06/2007	Medio	Massimo	Minimo	2006 medio
Unicredit Holding		1,511,169	2,463,511	7,191,033	536,135	3,060,856
UCI - Ireland		2,132,742	2,921,292	3,671,130	2,092,403	2,532,686
BA-CA Sub-Holding		11,856,219	8,715,681	12,289,091	7,067,694	10,680,117
of which	*BA-CA AG*	*10,024,546*	*9,722,013*	*14,148,191*	*7,774,110*	*11,644,312*
HVB Sub-group		13,431,786	12,710,626	16,211,113	8,875,368	23,553,125 (*)
of which	*HVB AG*	*12,532,248*	*11,879,678*	*15,297,017*	*8,472,449*	*9,371,655*
	HVB subsidiaries	*1,583,811*	*1,560,510*	*2,828,857*	*691,948*	*7,273,035*
Totale Trading UCI		28,931,917	26,811,111	39,362,368	18,571,600	31,706,506

(*) Il dato medio di VaR per il 2006 di HVB group include BA-CA Konzern, successivamente scorporata nel 2007

The following graphs analyse our backtesting results referred to market risk, in which VaR results are compared to the theoretical results obtainable from the trading book.

HVB MILANO


29,500,000
24,500,000
19,500,000
14,500,000
9,500,000
4,500,000
-500,000
-5,500,000
-10,500,000
-15,500,000
-20,500,000
03/07/2006
23/07/2006
12/08/2006
01/09/2006
21/09/2006
11/10/2006
31/10/2006
20/11/2006
10/12/2006
30/12/2006
19/01/2007
08/02/2007
28/02/2007
20/03/2007
09/04/2007
29/04/2007
19/05/2007
08/06/2007
28/06/2007
P&L
HVB Milan VAR
HVB Milan VAR

HVB AG



19,500,000
14,500,000
9,500,000
4,500,000
-500,000
-5,500,000
-10,500,000
-15,500,000
-20,500,000
03/07/2006
23/07/2006
12/08/2006
01/09/2006
21/09/2006
11/10/2006
31/10/2006
20/11/2006
10/12/2006
30/12/2006
19/01/2007
08/02/2007
28/02/2007
20/03/2007
09/04/2007
29/04/2007
19/05/2007
08/06/2007
28/06/2007
P&L
HVB AG VAR
HVB AG VAR

BA-CA AG



20,000,000
15,000,000
10,000,000
5,000,000
0
-5,000,000
-10,000,000
-15,000,000
-20,000,000
02/01/2007
10/01/2007
18/01/2007
26/01/2007
03/02/2007
11/02/2007
19/02/2007
27/02/2007
07/03/2007
15/03/2007
23/03/2007
31/03/2007
08/04/2007
16/04/2007
24/04/2007
02/05/2007
10/05/2007
18/05/2007
26/05/2007
03/06/2007
11/06/2007
19/06/2007
27/06/2007
P&L
BaCa AG VAR
BaCa AG VAR

Notes to the consolidated accounts

Part F – CONSOLIDATED SHAREHOLDERS' EQUITY

Part F – Information on shareholders' equity

Consolidated shareholders' equity

Tier 1

The following hybrid instruments are included in tier 1:

INTEREST RATE	MATURITY	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (mln)	AMOUNT INCLUDED IN REGULATORY EQUITY (euro '000)	STEP-UP	OPTION TO SUSPEND INTEREST PAYMENT	ISSUED THROUGH A SPV SUBSIDIARY
8,05%	perpetual	ott-10	EUR 540	540.000	yes	yes	yes
9,20%	perpetual	ott-10	USD 450	333.209	yes	yes	yes
4,03%	perpetual	ott-15	EUR 750	750.000	yes	yes	yes
5,40%	perpetual	ott-15	GBP 300	445.103	yes	yes	yes
7,055%	perpetual	mar-12	EUR 600	600.000	yes	no	yes
6,00%	18-dic-08	(*)	DEM 612	0	no	no	no
12m L + 1,60%	18-dic-08	(*)	DEM 588	0	no	no	no
12m L + 1,25%	7-giu-11	(*)	EUR 300	298.473	no	no	no
12m L + 1,25%	7-giu-11	(*)	EUR 200	200.000	no	no	no
8,741%	30-giu-31	giu-29	USD 300	222.100	no	yes	yes
7,76%	13-ott-36	ott-34	GBP 100	148.400	no	yes	yes
9,00%	22-ott-31	ott-29	USD 200	148.100	no	yes	yes
3m E + 1,50%	perpetual	dic-07	EUR 85	0	no	no	yes
3m E + 1,50%	perpetual	dic-07	EUR 550	501.086	no	no	yes
3,50%	31-dic-31	dic-29	JPY 25.000	150.000	no	yes	yes
10y CMS (**) +0,10%, cap 8,00 %	perpetual	ott-11	EUR 245	244.752	no	no	no
10y CMS (**) +0,15%, cap 8,00 %	perpetual	mar-12	EUR 147	147.000	no	no	no

(*) Prepayment option is not available
(**) Constant Maturity Swap

Tier 2

The following table shows upper tier 2 instruments, which account for more then 10% of the total issued amount:

INTEREST RATE	MATURITY	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (mln)		AMOUNT INCLUDED IN REGULATORY EQUITY (euro '000)	STEP-UP	OPTION TO SUSPEND INTEREST PAYMENT
3,95%	1-feb-16	not applicable	EUR	900	897.115	not applicable	yes (°)
5,00%	1-feb-16	not applicable	GBP	450	666.526	not applicable	yes (°)
6,10%	28-feb-12	not applicable	EUR	500	476.043	not applicable	yes (°)

(°) - if dividend is not paid, payment of interests is suspended (deferral of interest)
- if losses take share capital and reserves under the threshold set by Bank of Italy to authorize banking business, face value and interests are proportionally reduced.

Tier 3

There are no values to be disclosed.

Quantitative information

CAPITAL FOR REGULATORY PURPOSES

		June 2007	December 2006
A	**Tier 1 before solvency filters**	**32.300.580**	**29.384.676**
	Positive IAS/IFRS solvency filters	0	0
	Negative IAS/IFRS solvency filters	0	0
B	**Tier 1 after solvency filters**	**32.300.580**	**29.384.676**
	Deductions from tier 1	913,427	(1)
B1	**Tier 1 after solvency filters and deductions**	**31.387.153**	**29.384.676**
C	**Tier 2 before solvency filters**	**18.208.616**	**18.716.555**
	Positive IAS/IFRS solvency filters	0	0
	Negative IAS/IFRS solvency filters	1,224,240	1,156,019
D	**Tier 2 after solvency filters**	**16.984.376**	**17.560.536**
	Deductions from tier 2	2,263,799	(1)
D1	**Tier 2 after solvency filters deductions**	**14.720.577**	**17.560.536**
E	**Total tier 1 and tier 2 (B1+D1)**	**46.107.730**	**46.945.212**
	Deductions	(1)	2,615,153
F	**Total capital**	**46.107.730**	**44.330.059**

(1) Changes in Bank of Italy regulations from 1 January 2007

Capital adequacy

		NON WEIGHTED AMOUNTS June 2007	NON WEIGHTED AMOUNTS Dec. 2006	WEIGHTED AMOUNTS / REQUIREMENTS June 2007	WEIGHTED AMOUNTS / REQUIREMENTS Dec. 2006
A	**RISK ASSETS**				
A.1	**CREDIT RISK**	**616.235.063**	**597.357.860**	**414.242.615**	**396.390.680**
	MONETARY ASSETS	**541.555.730**	**532.101.707**	**355.493.187**	**344.266.023**
1.	Esposures (other than equitties securitis and other subordinated assets) to or guaranteed by:	431.945.651	409.959.407	291.371.776	274.936.515
	1.1 Governments and Central Banks	*92.626.521*	*98.057.349*	*680.237*	*3.144.833*
	1.2 Public entities	*5.277.747*	*6.440.431*	*1.068.051*	*1.806.761*
	1.3 Banks	*53.978.094*	*44.866.132*	*10.355.113*	*10.456.032*
	1.4 Other entities (other than mortgage loans on residential and non residential properties)	*280.063.289*	*260.595.495*	*279.268.375*	*259.528.889*
2.	Mortgage loans on residential property	81.397.620	69.979.280	40.698.810	34.989.640
3.	Mortgage loans on non residential property	7.044.820	17.287.130	3.522.410	8.643.565
4.	Shares, equity investments and subordinated assets	10.144.692	12.666.114	10.152.900	12.686.772
5.	Other assets	11.022.947	22.209.776	9.747.291	13.009.531
	OFF-BALANCE-SHEET ASSETS	**74.679.333**	**65.256.153**	**58.749.428**	**52.124.657**
1.	Guarantees and commitments with or guaranteed by:	73.390.858	62.703.134	58.237.611	51.327.347
	1.1 Governments and Central Banks	*6.853.131*	*2.152.169*	*0*	*10.887*
	1.2 Public entities	*440.988*	*591.709*	*88.198*	*148.480*
	1.3 Banks	*10.134.155*	*10.092.254*	*2.204.816*	*2.291.117*
	1.4 Other entities	*55.962.584*	*49.867.002*	*55.944.597*	*48.876.863*
2.	Derivative contracts with or guaranteed by:	1.288.475	2.553.019	511.817	797.310
	2.1 Governments and Central Banks	*0*	*0*	*0*	*0*
	2.2 Public entities	*0*	*0*	*0*	*0*
	2.3 Banks	*441.403*	*1.597.332*	*88.281*	*319.466*
	2.4 Other entities	*847.072*	*955.687*	*423.536*	*477.844*
B	**SOLVENCY REQUIREMENTS**			*Requisiti*	
B.1	**CREDIT RISK**			**33.139.409**	**31.711.254**
B.2	**MARKET RISK**			**1.680.847**	**1.641.042**
1.	STANDARD METHOD			1.396.021	1.382.352
	1.1 Position risk on debt securities			*436.128*	*360.848*
	1.2 Position risk on equity securities			*77.281*	*67.302*
	1.3 Exchange risk			*91.463*	*200.766*
	1.4 Other risks			*791.149*	*753.436*
2.	INTERNAL METHOD			284.826	258.690
B.3	**OTHER SOLVENCY REQUIREMENTS**			**336.611**	**430.994**
B.4	**TOTAL SOLVENCY REQUIREMENTS (B1+B2+B3)**			**35.156.867**	**33.783.290**
C.	**TOTAL RISK ASSETS AND SOLVENCY REQUIREMENTS**				
C.1	**Risk weghted assets**			**439.460.838**	**422.291.125**
C.2	**Tier 1 capital ratio**			**7,14**	**6,81**
C.3	**Tier 2 capital ratio**			**10,49**	**10,50**

Notes to the consolidated accounts

Part H – RELATED-PARTY TRANSACTIONS

Part H – RELATED-PARTY TRANSACTIONS

UniCredit SpA's counterparties, with whom UniCredit Group companies have entered into related party transactions, as defined by IAS 24, include:

- direct and indirect subsidiaries;
- associates;
- Directors and top managers of UniCredit SpA ("key management personnel");
- close family members of key management personnel and companies controlled by, or associated with, key management personnel or their close family members;
- Group employee pension funds.

In order to ensure full compliance with legislative and regulatory provisions currently in effect as regards disclosure of transactions with related parties, UniCredit adopted, some time ago, a procedure for identifying related-party transactions. Under this procedure, the decision-making bodies provide appropriate information, to enable compliance with the obligations of the Directors of UniCredit, as a listed company and the Parent Company of the banking group of the same name.

In this regard, during 2003 the Board of Directors of the Company defined the criteria for identifying transactions entered into with related parties, consistent with the guidelines provided by Consob in its communication No. 2064231 dated 30 September 2002. The Managing Director/CEO of UniCredit, using the powers vested in him by the Board of Directors, proceeded to issue the guidelines necessary to comply systematically with the mentioned reporting requirements by units of the Company and by the companies belonging to the UniCredit Group.

These transactions were generally carried out at arm's length. All intra-group transactions were carried out based on assessments of mutual economic benefit, and the applicable terms and conditions were established in accordance with fair dealing criteria, with a view to the common goal of creating value for the entire Group. The same principle was applied to the rendering of services, as well as the principle of charging on a minimal basis for these services, solely with a view to recovering the respective production costs.

Further information on related party transactions, and in particular on procedures implemented by the Group, is provided in the chapter "Corporate Governance".

The following table sets out the assets, liabilities and guarantees as at 30 June 2007, for each group of related parties.

Related party disclosure

	30/06/2007						
	Non-consolidated subsidiaries	Non-consolidated joint ventures	Associates	Key management personnel	Other related parties	Total	% ON CONSOLIDATED
Financial assets held for trading	23,474	0	11,715	0	1	35,190	0.02%
Financial assets designated at fair value	0	0	97,590	0	14	97,604	0.65%
Available for sale financial assets	177,578	45	11,976	0	0	189,599	0.59%
Held to maturity investments	0	0	27,114	0	8,181	35,295	0.36%
Loans and receivables with banks	266,483	0	730,201	0	51,554	1,048,238	1.05%
Loans and receivables with customers	1,288,199	3,120	263,896	4,314	16,835	1,576,364	0.35%
Equity investments	891,968	36	784,228	0	0	1,676,232	52.56%
Other assets	14,611	0	11,163	0	31	25,805	0.33%
Total - Assets	**1,770,345**	**3,165**	**1,153,655**	**4,314**	**76,616**	**3,008,095**	**-0.36%**
Deposits from banks	180,593	5,001	10,909,401	0	25,486	11,120,481	6.99%
Deposits from customers	409,099	2,289	259,836	12,550	104,805	788,579	0.26%
Debt securities in issue	0	0	55	0	2,461	2,516	0.00%
Other liabilities	6,045	0	5,475	1,118	4,348	16,986	0.11%
Total - Liabilities	**595,737**	**7,290**	**11,174,787**	**13,668**	**137,100**	**11,928,562**	**1.48%**
Guarantees given and commitments	303,572	0	375,949	3	237	679,761	0.35%

Non-consolidated subsidiaries include HVB Group subsidiaries not consolidated as being of limited significance.

"Other related parties" gives the aggregate of the figures relating to close family members of top managers (i.e., persons whc may be expected to influence the individual concerned) and companies controlled by top managers or their close family members, as well as figures relating to Group employee pension funds of which UniCredit is the instituting source.

In respect of transactions entered into with the Company's key management personnel, in compliance with art. 136 of Legislative Decree 385/93 (Single Banking Act) obligations towards persons that perform management, administration and control functions were unanimously resolved by the Board of Directors and by all Statutory Auditors, according to the methods and criteria provided by the already mentioned art. 136 of the Single Banking Act.

With regard to Directors' compensation, and subject to the Shareholders' resolution of 16 December 2005 on this matter, UniCredit's Shareholders' Meeting held on 10 May 2007 resolved to authorise the Board of Directors to reallocate the overall sum of €1,050,000 – i.e., the total fees already approved by the Shareholders' Meeting on 16 December 2005 for the Executive Committee and of the members of the Audit Committee - in the event of a re-organisation of the Board Committees, with no change to the attendance fee of €400 for every meeting of the Committees in question.

This reorganisation was approved by UniCredit's Board of Directors on 3 August 2007, as follows: (i) to dissolve the Executive Committee, the Chairman's Committee, the Nomination Committee and the Corporate Governance Commission; (ii) to appoint the following new Board Committees: the Permanent Strategy Committee and the Corporate Governance, HR and Nomination Committee; and (iii) to redefine the tasks and composition of the Remuneration Committee and the Audit Committee, the latter renamed Audit and Risk Committee.

At the same meeting the Board of Directors set the overall annual compensation for each member of the Permanent Strategy Committee, of the Corporate Governance, HR and Nomination Committee, of the Remuneration Committee and of the Audit and Risks Committee at €40,000 plus an attendance fee of €400 for each meeting.

Pursuant to the provisions of applicable regulations, in 2007 first half no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.

Please refer to the Sections "Further Information" and "Subsequent Events" in the Report on Operations for information on non-recurring significant events and transactions.

Notes to the consolidated accounts

Part I) Share Based Payments

Part I) Share Based Payments

A. Qualitative information

DESCRIPTION OF SHARE-BASED PAYMENTS

1 OUTSTANDING INSTRUMENTS

Group Medium & Long Term Incentive Plans for selected employees include the following categories:

- Equity-Settled Share Based Payments,
- Cash Settled Share Based Payments[1].

The first category includes the following:

- **Stock Options** allocated to a selected group of Top & Senior Managers;
- **Performance Shares** allocated to a selected group of Top & Senior Managers and represented by free UniCredit ordinary shares that the Company undertakes to grant, conditional upon achieving performance targets set at Group and Division level in the Strategic Plan and any amendments thereto approved by the Board;
- **Restricted Shares** allocated to a selected group of Middle Managers.

The second category includes synthetic "Share Appreciation Rights" linked to the share-value and performance results of some Group-Companies (Pioneer Global Asset Management and UniCredit Xelion Banca).

2 MEASUREMENT MODEL

2.1 Stock Options

The Hull and White Evaluation Model has been adopted to measure the economic value of stock options.

This model is based on a trinomial tree price distribution using the Boyle's algorithm and estimates the early exercise probability on the basis of a deterministic model connected to:

- reaching a Market Share Value equals to an exercise price- multiple (**M**);
- probability beneficiaries' early exit (**E**) after the end of the Vesting Period.

The following table shows the measurements and parameters used in relation to the Stock Options granted in 2007.

[1] Linked to the economic value of instruments representing a Subsidiary's Shareholders' Equity.

Measurement of Stock Options 2007

	Stock Options 2007
Exercise Price [€]	7.094
UniCredit Share Market Price [€]	7.094
Date of granting Board resolution (Grant Date)	12-Jun-2007
Vesting Period Start-Date	13-Jul-2007
Vesting Period End-Date	13-Jul-2011
Expiry date	15-Jul-2017
Exercise price - Multiple (M)	1.5
Exit Rate Post Vesting (E)	3.73%
Dividend Yield[2]	2.8306%
Volatility	17.296%
Risk Free Rate	4.626%
Stock Options' Fair Value per unit at Grant Date [€]	**1.3292**

Parameters are calculated as follows:

- **Exit rate**: annual percentage of Stock Options forfeited due to termination;
- **Dividend-Yield**: last four years average dividend-yield, according to the duration of the vesting period;
- **Volatility**: historical daily average volatility for a period equals to the duration of the vesting period;
- **Exercise Price**: arithmetic mean of the official market price of UniCredit ordinary shares during the month preceding the granting Board resolution;
- **UniCredit Share Market Price**: set equals to the Exercise Price, in consideration of the "at the money" allocation of Stock Options at the date of the grant.

2.2 Other equity instruments (Performance Shares)

The economic value of Performance Shares is measured considering the share market price at the grant date less the present value of the future dividends during the performance period. Parameters are estimated by applying the same model used for Stock Options measurement.

The following table shows the measurements and parameters used in relation to the Performance Shares granted in 2007.

Measurement of Performance Shares 2007

	Performance Shares 2007
Date of granting Board resolution (Grant Date)	12-Jun-2007
Vesting Period Start-Date	1-Jan-2010
Vesting Period End-Date	31-Dec-2010
UniCredit Share Market Price [€]	7.094
Economic Value of Vesting Conditions [€]	-1.015
Performance Shares' Fair Value per unit at Grant Date [€]	**6.079**

[2] Ratio between the average of the dividends paid by UniCredito Italiano S.p.A. from 2004 to 2007 and the stock's market value at grant date.

2.3 Other equity instruments (Restricted Shares)

The economic value of Restricted Shares is measured considering the share market price at grant date.

B. Quantitative information

Effects on Profit or Loss

All Share-Based Payment granted after 7th November 2002 whose *vesting period* ends after 1st January 2005 are included within the scope of the IFRS2.

Financial liabilities related to Cash-settled payment plans have been recognized if not yet settled on 1st January 2005.

Financial and P&L effects of share based payments (€ '000)

	1st half 2007		1st half 2006	
	Total	**Vested Plans**	**Total**	**Vested Plans**
Costs [3]	**43,145**		**29,316**	
- connected to Equity Settled Plans	*14,772*		*16,782*	
- connected to Cash Settled Plans	*28,373*		*12,534*	
Debts for Cash Settled Plans	**92,126**	**71,479**	**66,904**	**38,017**
-of which Intrinsic Value		*71,391*		*36,228*

[3] Partly included in "general and administrative expenses" and in "staff expenses – other staff" in keeping with the recognition of other monetary charges connected to the remuneration of services provided by beneficiaries.

Annexes

Statement of significant equity investments pursuant to art. 125 of Consob Regulation 11971 dated 14 May 1999

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH - GERMANY	66.67		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A&T-PROJEKTENTWICKLUNGS-VERWALTUNGS GMBH	MUNICH - GERMANY	66.67		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A.V. ABWICKLUNGS- UND VERMOGENSVERWALTUNGS GMBH IN LIQUIDATION	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
A1-TRADEPOINT-WEST BAULANDENTWICKLUNG GMBH & CO OEG	WIEN - AUSTRIA	99.80		99.80	CALG ANLAGEN LEASING GMBH	(a)
AB IMMOBILIENVERWALTUNGS - GMBH & CO XENOR KG	MUNICH - GERMANY	66.66		33.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
				33.33	AB IMMOBILIENVERWALTUNGS-GMBH	(a)
AB IMMOBILIENVERWALTUNGS-GMBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
ABG ANLAGENVERWERTUNGS- UND BETEILIGUNGS - GESELLSCHAFT M.B.H. & CO. OHG	WIEN - AUSTRIA	100.00		100.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO OBERBAUM CITY KG	MUNICH - GERMANY	100.00		98.11	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
				1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH - GERMANY	100.00		98.11	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	(a)
				1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINSTRASSE KG	MUNICH - GERMANY	100.00		98.11	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
				1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACTIVE BOND PORTFOLIO MANAGEMENT GMBH	GRUNWALD - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
ACTIVEST FUND SERVICES SA	LUXEMBOURG - LUXEMBOURG	100.00		100.00	ACTIVEST INVESTMENTGESELLSCHAFT SCHWEIZ AG	(a)
ACTIVEST INVESTMENTGESELLSCHAFT SCHWEIZ AG	BERN - SWISS	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
ADFINCON - ADVANCED FINANCIAL IT CONSULTING GMBH	HAMBURG - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
AGENCJA RYNKU HURTOWEGO PRODUKTOW ROLNYCH AGRO-RYNEK SA IN LIQUIDATION	GLIWICE - POLAND	15.21		15.21	BANK BPH SA	(a)
AGIR VERMOGENSVERWALTUNG GMBH & CO. KG	MUNICH - GERMANY	100.00		100.00	ALKMENE IMMOBILIEN-VERWALTUNGS GMBH	(a)
AGROB AKTIENGESELLSCHAFT	ISMANING - GERMANY	75.02		75.02	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
AGRUND GRUNDSTUCKS-GMBH	MUNICH - GERMANY	90.00		90.00	HVB IMMOBILIEN AG	(a)
AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	33.33		33.33	DINERS CLUB CEE HOLDING AG	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
AIRPORT BUSINESSPOINT BAULANDENTWICKLUNGS GESMBH & CO OEG	WIEN - AUSTRIA	99.80		99.80	CALG ANLAGEN LEASING GMBH	(a)
AKA AUSFUHRKREDIT-GESELLSCHAFT M.B.H.	FRANKFURT AM MAIN - GERMANY	15.43		15.43	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH - GERMANY	100.00		100.00	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	(a)
ALFA HOLDING INGATLANSZOLGALTATO KFT	GYOR - HUNGARY	95.00		95.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ALINT 458 GRUNDSTUCKSVERWALTUNG GESELLSCHAFT M.B.H. & CO. GESCHAFTSHAUS WUPPERTAL KG	BAD HOMBURG - GERMANY	100.00		66.33	BA CA LEASING (DEUTSCHLAND) GMBH	(a)
				33.67	ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG - GERMANY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALKMENE IMMOBILIEN-VERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALLCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
ALLEGRO LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLIANZ ZAGREB DD	ZAGREB - CROATIA	19.90		19.90	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB - CROATIA	49.00		49.00	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	ZAGREB - CROATIA	49.00		49.00	ZAGREBACKA BANKA DD	(a)
ALLIB NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB - CROATIA	100.00		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				10.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLIB LEASING S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLIB ROM SRL	BUCHAREST - ROMANIA	100.00		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				10.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALLTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
ALMS LEASING GMBH.	SALZBURG - AUSTRIA	95.00		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ALTE SCHMELZE PROJEKTENTWICKLUNGSGESELLSCHAFT M.B.H.	DRESDA - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALTEA VERWALTUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT I KG	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AMBROSIA & ARNICA HANDELSGES.M.B.H.	WIEN - AUSTRIA	20.00		20.00	GRUNDERFONDS GMBH & CO KEG	(a)
AMPHITRYON IMMOBILIEN-VERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ANI LEASING IFN SA	BUCHAREST - ROMANIA	99.99		90.01	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				9.95	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				0.01	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
				0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
				0.01	CALG ANLAGEN LEASING GMBH	(a)
ANICA SYSTEM SA	LUBLIN - POLAND	13.49		13.49	PEKAO FUNDUSZ KAPITALOWY SP. Z.O.O.	(a)
ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
ANTUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY	90.00		90.00	HVB PROJEKT GMBH	(a)
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG	MUNICH -	95.00		93.85	HVB IMMOBILIEN AG	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
MBH	GERMANY			1.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
APIR VERWALTUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100 00	HVB PROJEKT GMBH	(a)
APIR VERWALTUNGSGESELLSCHAFT MBH & CO. IMMOBILIEN- UND VERMIETUNGS KG	MUNICH - GERMANY	100.00		100 00	HVB PROJEKT GMBH	(a)
ARANY PENZUGYI LIZING ZRT. (EX ARANY PENZUGYI LIZING RT)	BUDAPEST - HUNGARY	100.00		98 33	UNICREDIT BANK HUNGARY ZRT. (EX HVB BANK HUNGARY RT.)	(a)
				1.67	SAS-REAL KFT.	(a)
ARCADIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		94 00	HVB IMMOBILIEN AG	(a)
				6 00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ARENA STADION BETEILIGUNGSVERWALTUNGS-GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100 00	HVB PROJEKT GMBH	(a)
ARGENTUM MEDIA GMBH & CO. KG	HAMBURG - GERMANY	100.00		100 00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100 00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH - GERMANY	90.00		90.00	HVB PROJEKT GMBH	(a)
ARTEMUS MACRO FUND SPC LIMITED	GEORGE TOWN - CAYMAN ISLANDS	100.00		100.00	HVB ASSET MANAGEMENT ASIA LTD	(a)
ARTIST MARKETING ENTERTAINMENT GMBH	WIEN - AUSTRIA	100.00		100.00	MY BETEILIGUNGS GMBH	(a)
ARUNA IMMOBILIENVERMIETUNG GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AS UNICREDIT BANK	RIGA - LATVIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ASC LOGISTIK GMBH	WIEN - AUSTRIA	33.17		33.17	BANK AUSTRIA CREDITANSTALT AG	(a)
ASSET MANAGEMENT BREMEN GMBH	BREMEN - GERMANY	100.00		100 00	BANKHAUS NEELMEYER AG	(a)
ASSET MANAGEMENT GMBH	WIEN - AUSTRIA	100.00		100 00	BANK AUSTRIA CREDITANSTALT AG	(a)
ASSET S.A. IN LIQUIDATION	WARSAW - POLAND	100.00		100 00	FINAL HOLDING SP.Z.O.O.	(a)
ASTROTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100 00		94.00	HVB IMMOBILIEN AG	(a)
				6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH - GERMANY	90.00		90.00	HVB PROJEKT GMBH	(a)
A-TRUST GESELLSCHAFT FUR SICHERHEITSSYSTEME IM ELEKTRONISCHEN DATENVERKEHR GMBH	WIEN - AUSTRIA	13.65		10.92	BANK AUSTRIA CREDITANSTALT AG	(a)
				2.73	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
AUFBAU DRESDEN GMBH	MUNICH - GERMANY	100.00		100 00	HVB PROJEKT GMBH	(a)
AUSTRIA LEASING GMBH	WIEN - AUSTRIA	99.80		99 40	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B H.	(a)
				0 40	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AUTO MONDO COMPANY SA	BUCHAREST - ROMANIA	20.00		20 00	UNICREDIT TIRIAC BANK SA	(a)
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100 00		100 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
AVISO ALPHA VERANLAGUNG GMBH	WIEN - AUSTRIA	22.86		22.86	BANK AUSTRIA CREDITANSTALT AG	(a)
AVIVA SPA	MILAN - ITALY	49.00		49 00	UNICREDIT BANCA SPA	(a)
AWT HANDELS GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100 00		100 00	AWT INTERNATIONAL TRADE AG	(a)
AWT INTERNATIONAL TRADE AG	WIEN - AUSTRIA	100.00		100 00	BANK AUSTRIA CREDITANSTALT AG	(a)
AWT-HANDELS UND BETEILIGUNGS (DEUTSCHLAND) GMBH	BAD HOMBURG - GERMANY	100.00		100 00	AWT INTERNATIONAL TRADE AG	(a)
B + H IMMO PRAHA, SPOL. S R.O.	PRAGUE - CZECH REPUBLIC	19.05		19 05	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
B.F.S. BETEILIGUNGS-TREUHAND FUR SACHWERTE GMBH	MUNICH - GERMANY	100.00		100 00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
B.I. INTERNATIONAL LIMITED	GEORGE TOWN - CAYMAN ISLANDS	100.00		100.00	TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	(a)
BA- ALPINE HOLDINGS, INC.	WILMINGTON - USA	100 00		100 00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG - GERMANY	94.90		94.90	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CA LEASING (GERMANY) GMBH	BAD HOMBURG - GERMANY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CA SECUND LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CREDITANSTALT BULUS E.O.O.D.	SOFIA - BULGARIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA CREDITANSTALT LEASING ALPHA D.O.O.	BEOGRAD - SERBIA	100.00		100.00	UNICREDIT BANK SRBIJA JSC	(a)
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA WORLDWIDE FUND MANAGEMENT LTD	BRITISH VIRGIN ISLANDS	100.00		100.00	LB HOLDING GESELLSCHAFT M.B.H.	(a)
BA/CA-LEASING BETEILIGUNGEN GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA/CA-LEASING FINANZIERUNG GMBH	WIEN - AUSTRIA	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BAC FIDUCIARIA SPA	DOGANA - REPUBBLIC OF SAN MARINO	100.00		100.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)
BA-CA ADAGIO LEASING GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA ADMINISTRATION SERVICES GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA ANDANTE LEASING GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA BARBUS LEASING D.O.O.	LUBIANA - SLOVENIA	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BACA BAUCIS LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA BETRIEBSOBJEKTE AG & CO BETA VERMIETUNGS OEG	WIEN - AUSTRIA	100.00		99.90	BA-CA BETRIEBSOBJEKTE GMBH	(a)
				0.10	MY DREI HANDELS GMBH	(a)
BA-CA BETRIEBSOBJEKTE GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA BETRIEBSOBJEKTE PRAHA SPOL S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	BA-CA BETRIEBSOBJEKTE GMBH	(a)
BACA CENA IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA CHEOPS LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BA-CA CONSTRUCTION LEASING OOO	ST. PETERSBURG - RUSSIA	100.00		100.00	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	(a)
BACA EXPORT FINANCE LIMITED	LONDON - GREAT BRITAIN	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN - CAYMAN ISLANDS	100.00		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN - CAYMAN ISLANDS	100.00		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BACA GIOCONDO LEASING D.O.O., SARAJEVO	SARAJEVO - BOSNIA & HERZEGOVINA	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BA-CA GRECO VERSICHERUNGSMANAGEMENT GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	51.02		51.02	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA HYDRA LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA INFRASTRUTTURE FINANCE ADVISORY GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA INVESTOR BETEILIGUNGS GMBH	WIEN - AUSTRIA	24.00		24.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
BACA KOMMUNALLEASING GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING ALFA S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING CARMEN GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING DREI GARAGEN GMBH	WIEN - AUSTRIA	99.80		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BACA LEASING GAMA S R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING MODERATO D.O.O.	LUBIANA - SLOVENIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING NEKRETNINE DRUSTVO SA OGRANICENOM	BANJA LUKA - BOSNIA & HERZEGOVINA	100 00	-	70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING POLO, LEASING D.O.O.	LUBIANA - SLOVENIA	100.00		100 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING TECHRENT GMBH	WIEN - AUSTRIA	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	WIEN - AUSTRIA	100.00		99 00	CALG IMMOBILIEN LEASING GMBH	(a)
				1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	WIEN - AUSTRIA	100 00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA LEASING VERSICHERUNGSSERVICE GMBH & CO KG	WIEN - AUSTRIA	100.00		100.00	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)
BA-CA LUNA LEASING GMBH	WIEN - AUSTRIA	99.80		99 80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA MINERVA LEASING GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA MINOS LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA MOBILIEN UND LKW LEASING GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA PEGASUS LEASING GMBH	WIEN - AUSTRIA	99.80		74.80	CALG IMMOBILIEN LEASING GMBH	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA POLARIS LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA PRESTO LEASING GMBH	WIEN - AUSTRIA	99.80		99 80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA PRIVATE EQUITY GMBH	WIEN - AUSTRIA	100.00		100 00	BANK AUSTRIA CREDITANSTALT AG	(a)
BA-CA REAL INVEST ASSET MANAGEMENT GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
BACA ROMUS IFN SA	BUCHAREST - ROMANIA	99.99		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				9.96	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				0 01	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
				0.01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B H.	(a)
				0.01	CALG ANLAGEN LEASING GMBH	(a)
BA-CA WIEN MITTE HOLDING GMBH	WIEN - AUSTRIA	100 00		100 00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACA ZAVAROVALNO ZASTOPINSKA DRUZBA D.O.O.	LJUBLJANA - SLOVENIA	100.00		100.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
BA-CA ZEGA LEASING-GESELLSCHAFT M.B H.	WIEN - AUSTRIA	99.80		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CA-GEBAUDEVERMIETUNGSGMBH	WIEN - AUSTRIA	50 00		50.00	BA-CA-GVG-HOLDING GMBH	(a)
BA-CA-GVG-HOLDING GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACAI	LONDON - GREAT BRITAIN	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BACAL ALPHA DOO ZA POSLOVANJE NEKRETNINAMA	ZAGREB - CROATIA	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30 00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BACAL BETA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB - CROATIA	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW - POLAND	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW - POLAND	100.00		75.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				25.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	WARSAW - POLAND	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BA-CREDITANSTALT LEASING POLUS SP. Z O.O.	WARSAW - POLAND	100.00		100.00	BACA MINERVA LEASING GMBH	(a)
BAL CARINA IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL DEMETER IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	MID GARAGEN GMBH	(a)
BAL HELIOS IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL HESTIA IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL HORUS IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
BAL HYPNOS IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
BAL LETO IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	MID GARAGEN GMBH	(a)
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL PAN IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BAL SOBEK IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	MID GARAGEN GMBH	(a)
BALEA SOFT GMBH & CO. KG	HAMBURG - GERMANY	100.00		100.00	HVB LEASING GMBH	(a)
BALEA SOFT VERWALTUNGSGESELLSCHAFT M.B.H.	HAMBURG - GERMANY	100.00		100.00	HVB LEASING GMBH	(a)
BALTIC BUSINESS CENTER SP.Z.O.O.	GDYNIA - POLAND	62.00		62.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	BORGO MAGGIORE - SAN MARINO REPUBLIC	85.39		85.35	UNICREDIT PRIVATE BANKING SPA	(a)
				0.04	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)
BANCA D'ITALIA	ROME - ITALY	10.97	10.97		UNICREDITO ITALIANO SPA	(a)
BANCO INTERFINANZAS SA	BUENOS AIRES - ARGENTINA	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA AKTIENGESELLSCHAFT & CO EDV LEASING OHG	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CAYMAN ISLANDS (MANAGEMENT) LTD.	GEORGE TOWN - CAYMAN ISLANDS	100.00		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BANK AUSTRIA CAYMAN ISLANDS (NOMINEES) LTD.	GEORGE TOWN - CAYMAN ISLANDS	100.00		100.00	BANK AUSTRIA CAYMAN ISLANDS LTD.	(a)
BANK AUSTRIA CAYMAN ISLANDS LTD.	GEORGE TOWN - CAYMAN ISLANDS	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BANK AUSTRIA CREDITANSTALT AG	WIEN - AUSTRIA	98.35	98.35		UNICREDITO ITALIANO SPA	(a)
				...	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT D.D. LJUBLJANA	LUBIANA - SLOVENIA	99.98		99.98	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT FINANZSERVICE GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT FUHRPARKMANAGEMENT GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIEN ENTWICKLUNGS- UND VERWERTUNGS GMBH	WIEN - AUSTRIA	100.00		100 00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT IMMOBILIENBERATUNGS- UND SERVICE GMBH	WIEN - AUSTRIA	100.00		50.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
				40 00	BANK AUSTRIA CREDITANSTALT AG	(a)
				10.00	BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	(a)
BANK AUSTRIA CREDITANSTALT KFZ LEASING GMBH	WIEN - AUSTRIA	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA CREDITANSTALT LEASING GMBH	WIEN - AUSTRIA	99.98		99.98	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	WIEN - AUSTRIA	99.80		99 80	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT LEASING, LEASING, D.O.O.	LUBIANA - SLOVENIA	100.00		90.10	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				9.90	BANK AUSTRIA CREDITANSTALT D.D. LJUBLJANA	(a)
BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99 80	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	WIEN - AUSTRIA	94.95		94.95	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT REAL INVEST IMMOBILIEN-KAPITALANLAGE GM BH	WIEN - AUSTRIA	100 00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	WIEN - AUSTRIA	81.00		81.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		95 00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
				5 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99 80		99 80	MID GARAGEN GMBH	(a)
BANK AUSTRIA LEASING ATON IMMOBILIEN LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99 80		99.80	MID GARAGEN GMBH	(a)
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99 80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK AUSTRIA-CEE BETEILIGUNGSGMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK BPH SA	KRAKOW - POLAND	71.06	71.03		UNICREDITO ITALIANO SPA	(a)
				0.03	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK - AUSTRIA	46.63		41.70	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
				4.93	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK MEDICI AG	WIEN - AUSTRIA	25.25		25 25	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK PEKAO SA	WARSAW - POLAND	52 80	52.73		UNICREDITO ITALIANO SPA	(a)
				0.06	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
				0.01	BANK AUSTRIA CREDITANSTALT AG	(a)
BANK ROZWOJU ENERGETYKI I OCHRONY SWODOWISKA S.A. MEGABANK IN LIQUIDATION	WARSAW - POLAND	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BANKHAUS NEELMEYER AG	BREMEN - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BANKING TRANSACTION SERVICES S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKOWE DORADZTWO PODATKOWE SPOLKA Z O.O.	KRAKOW - POLAND	48.68		48.68	BANK BPH SA	(a)
BANKPRIVAT AG	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BANKSERVICE AD	SOFIA - BULGARIA	17.51		17.51	UNICREDIT BULBANK AD	(a)
BANQUE GALLIERE SA IN LIQUIDATION	PARIS - FRANCE	17.50	17.50		UNICREDITO ITALIANO SPA	(a)
BAREAL IMMOBILIENTREUHAND GMBH	WIEN - AUSTRIA	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BASKET TRIESTE SRL IN BANKRUPTCY	TRIESTE - ITALY	12.66	12.66		UNICREDITO ITALIANO SPA	(a)
BAULANDENTWICKLUNG GDST 1682/5 GMBH & CO OEG	WIEN - AUSTRIA	99.80		99.80	CALG ANLAGEN LEASING GMBH	(a)
BAULANDENTWICKLUNG GDST 1682/6 GMBH & CO OEG	WIEN - AUSTRIA	99.80		99.80	CALG ANLAGEN LEASING GMBH	(a)
BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	WIEN - AUSTRIA	100.00		99.00	CALG IMMOBILIEN LEASING GMBH	(a)
				1.00	CALG ANLAGEN LEASING GMBH	(a)
BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT	SALZBURG - AUSTRIA	24.10		24.10	BANK AUSTRIA CREDITANSTALT AG	(a)
BAVARIA FILMKUNST GMBH	MUNICH - GERMANY	20.59		20.59	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAVARIA SERVICOS DE REPRESENTACAO COMERCIAL LTDA.	SAINT PAUL - BRAZIL	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYBG BAYERISCHE BETEILIGUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	22.52		22.52	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYERISCHE GARANTIEGESELLSCHAFT MBH FUR MITTELSTANDISCHE BETEILIGUNGEN	MUNICH - GERMANY	10.53		10.53	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BAYERISCHE HYPO UND VEREINSBANK AG	MUNICH - GERMANY	95.36	88.80		UNICREDITO ITALIANO SPA	(a)
				6.56	UNICREDIT BANCA MOBILIARE SPA	(a)
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MUNICH - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
BAYERN POWER LIMITED	LONDON - GREAT BRITAIN	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BDK CONSULTING	LUCK - UKRAINE	100.00		100.00	UNICREDIT BANK LTD	(a)
BE.MA.FIN. SPA	MILAN - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
BEOFINEST AD	BEOGRAD - SERBIA	18.75	18.75		UNICREDITO ITALIANO SPA	(a)
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		93.83	HVB IMMOBILIEN AG	(a)
				6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BFAG - HOLDING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BFL BETEILIGUNGSGESELLSCHAFT FUR FLUGZEUG-LEASING MBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BIL AIRCRAFTLEASING GMBH	GRUNWALD - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
BIL BETEILIGUNGSTREUHAND GMBH	MUNICH - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
BIL IMMOBILIEN FONDS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
BIL IMMOBILIEN FONDS GMBH & CO OBJEKT PERLACH KG	MUNICH - GERMANY	99.76		94.78	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
				4.98	BIL V & V VERMIETUNGS GMBH	(a)
BIL LEASING-FONDS GMBH & CO VELUM KG	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BIL LEASING-FONDS VERWALTUNGS-GMBH	MUNICH - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
BIL V & V VERMIETUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
BIOM VENTURE CAPITAL GMBH & CO. FONDS KG	PLANEGG - GERMANY	20.38		20.38	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BISER IN LIQUIDATION	UMAG - CROATIA	70.00		70.00	ZAGREBACKA BANKA DD	(a)
BIURO INFORMACJI KREDYTOWEJ SA	WARSAW - POLAND	30.71		15.76	BANK BPH SA	(a)
				14.95	BANK PEKAO SA	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BKS BANK AG	KLAGENFURT - AUSTRIA	37.29		29.93	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
				7.36	BANK AUSTRIA CREDITANSTALT AG	(a)
BLB EXPORT- IMPORT D.O.O.	BANJA LUKA - BOSNIA & HERZEGOVINA	49 00		49 00	NOVA BANJALUCKA BANKA AD	(a)
BLUE CAPITAL CANADIAN INVESTMENTS INC.	TORONTO - CANADA	100.00		100 00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL CANADIAN MANAGEMENT INC.	TORONTO - CANADA	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL DRITTE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT M.B.H.	HAMBURG - GERMANY	100.00		100 00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EQUITY GMBH	HAMBURG - GERMANY	100.00		100 00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL EQUITY I GMBH & CO.KG	HAMBURG - GERMANY	20 68		20.68	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG - GERMANY	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY SEKUNDAR GMBH	HAMBURG - GERMANY	100 00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL ERSTE KANADA IMMOBILIEN VERWALTUNGSGESELLSCHAFT M.B.H.	HAMBURG - GERMANY	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. ACHTE OBJEKTE GROBRITANNIEN	HAMBURG - GERMANY	100.00		90.91	BLUE CAPITAL FONDS GMBH	(a)
				9.09	BLUE CAPITAL TREUHAND GMBH	(a)
BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNG	HAMBURG - GERMANY	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG - GERMANY	100 00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL FONDS GMBH	HAMBURG - GERMANY	100 00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL GMBH	HAMBURG - GERMANY	100 00		100.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
BLUE CAPITAL IMMOBILIEN UND VERWALTUNG SEKUNDAR GMBH	HAMBURG - GERMANY	100 00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL INITIATOREN GMBH	HAMBURG - GERMANY	100.00		100.00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL INVESTMENT INC.	DALLAS - USA	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL MANAGEMENT INC.	DALLAS - USA	100.00		100.00	BLUE CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL METRO AMERIKA INC.	ATLANTA - USA	100.00		100.00	BLUE CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL NOTE ERSTE GMBH & CO. KG	HAMBURG - GERMANY	100 00		100.00	BLUE CAPITAL NOTE ERSTE GMBH	(a)
BLUE CAPITAL NOTE ERSTE GMBH	HAMBURG - GERMANY	100.00		100.00	BLUE CAPITAL PRIVATE ASSETS GMBH	(a)
BLUE CAPITAL NOTE VERWALTUNGS GMBH	HAMBURG - GERMANY	100.00		100.00	BLUE CAPITAL PRIVATE ASSETS GMBH	(a)
BLUE CAPITAL PENNSYLVANIA INC.	WASHINGTON - USA	100.00		100 00	BLUE CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL PRIVATE ASSETS GMBH	HAMBURG - GERMANY	100.00		100 00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL REAL ESTATE GMBH	HAMBURG - GERMANY	100.00		100 00	BLUE CAPITAL GMBH	(a)
BLUE CAPITAL STIFTUNGSTREUHAND GMBH	HAMBURG - GERMANY	100.00		100 00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL TREUHAND GMBH	HAMBURG - GERMANY	100 00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG - GERMANY	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT M.B H.	HAMBURG - GERMANY	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG - GERMANY	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE DOLPHIN HANDELS-GMBH	LINZ - AUSTRIA	33.81		33.81	GRUNDERFONDS GMBH & CO KEG	(a)
BODE GRABNER BEYE TRUST GMBH	GRUNWALD - GERMANY	100.00		100 00	BODEHEWITT AG & CO KG	(a)
BODEHEWITT AG & CO. KG	GRUNWALD - GERMANY	72.25		72 25	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BODEHEWITT BETEILIGUNGS AG	GRUNWALD - GERMANY	72.25		72.25	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BONUM ANLAGE-UND BETEILIGUNGSGESELLSCHAFT M.B.H.	BREMEN - GERMANY	100.00		100.00	BANKHAUS NEELMEYER AG	(a)
BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	WIEN - AUSTRIA	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BORICA AD	SOFIA - BULGARIA	13.88		13.88	UNICREDIT BULBANK AD	(a)
BORSA ITALIANA SPA	MILAN - ITALY	14.85	14.06		UNICREDITO ITALIANO SPA	(a)
				0.79	UNICREDIT BANCA MOBILIARE SPA	(a)
BPH AUTO FINANSE SA	WARSAW - POLAND	100.00		100.00	BPH PBK LEASING SA	(a)
BPH BANK HIPOTECZNY SA	WARSAW - POLAND	100.00		99.95	BANK BPH SA	(a)
				0.05	FINAL HOLDING SP.Z.O.O.	(a)
BPH FINANCE PLC.	LONDON - GREAT BRITAIN	100.00		100.00	BANK BPH SA	(a)
				.....	FINAL HOLDING SP.Z.O.O.	(a)
BPH LEASING SA	WARSAW - POLAND	100.00		100.00	BPH PBK LEASING SA	(a)
BPH PBK LEASING SA	WARSAW - POLAND	100.00		80.10	BANK BPH SA	(a)
				19.90	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	WARSAW - POLAND	100.00		100.00	BANK BPH SA	(a)
BPH REAL ESTATE SA	WARSAW - POLAND	100.00		100.00	BANK BPH SA	(a)
BPH TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH SA	WARSAW - POLAND	100.00		50.14	BPH PBK ZARZADZANIE FUNDUSZAMI SP.Z O.O.	(a)
				49.86	PIONEER INVESTMENTS AUSTRIA GMBH	(a)
BREAKEVEN SRL	VERONA - ITALY	100.00		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(a)
BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BTG BETEILIGUNGSGES. HAMBURG MBH	HAMBURG - GERMANY	13.57		13.57	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BUCHSTEIN IMMOBILIENVERWALTUNG GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
BUDAPESTI ERTEKTOZSDE RT.	BUDAPEST - HUNGARY	25.20		25.20	UNICREDIT BANK HUNGARY ZRT.	(a)
BULGARHIDROPONICK OOD	BOURGAS - BULGARIA	24.81		24.81	BULBANK AD	(a)
BURGSCHAFTSGEMEINSCHAFT HAMBURG GMBH	HAMBURG - GERMANY	10.50		10.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BUSINESS CENTRE SA IN LIQUIDATION	WARSAW - POLAND	12.50		12.50	BANK BPH SA	(a)
BUSINESS CITY MANAGEMENT GMBH	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BV CAPITAL GMBH & CO. BETEILIGUNGS KG NO. 1	HAMBURG - GERMANY	16.76		16.76	BLUE CAPITAL EQUITY GMBH	(a)
BV FINANCE PRAHA S.R.O. IN LIQUIDATION	PRAGUE - CZECH REPUBLIC	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. KINOCENTER KG	MUNICH - GERMANY	100.00		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-	MUNICH - GERMANY	100.00		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
BVK 2 GMBH IN LIQUIDATION	MUNICH - GERMANY	100.00		100.00	HVB BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
C.I.M. BETEILIGUNGEN 1998 GMBH	WIEN - AUSTRIA	33.33		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M. UNTERNEHMENSBETEILIGUNG- UND ANLAGEVERMIETUNGS GMBH	WIEN - AUSTRIA	33.33		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M.VERWALTUNG UND BETEILIGUNGEN 1999 GMBH	WIEN - AUSTRIA	33.33		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CA EUROPEAN BOND ADVISOR S.A., LUXEMBURG	LUXEMBOURG - LUXEMBOURG	100.00		100.00	PIONEER INVESTMENTS AUSTRIA GMBH	(a)
CA IB BULINVEST E.O.O.D.	SOFIA - BULGARIA	100.00		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB CORPORATE FINANCE AS	PRAGUE - CZECH REPUBLIC	100.00		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	WIEN - AUSTRIA	100 00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB CORPORATE FINANCE D.D.	LUBIANA - SLOVENIA	100 00		100.00	CA IB CORPORATE FINANCE BERATUNGS GES M.B.H.	(a)
CA IB CORPORATE FINANCE D.O O.	BEOGRAD - SERBIA	100 00		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB CORPORATE FINANCE LTD., LONDON	LONDON - GREAT BRITAIN	100 00		100.00	CA IB CORPORATE FINANCE BERATUNGS GES M.B.H.	(a)
CA IB CORPORATE FINANCE OOO	MOSCOW - RUSSIA	100.00		100.00	CA IB CORPORATE FINANCE BERATUNGS GES M.B.H.	(a)
CA IB D.D.	ZAGREB - CROATIA	100.00		100.00	CA IB CORPORATE FINANCE BERATUNGS GES M.B.H.	(a)
CA IB FINANCIAL ADVISERS A.S., O.C.P.	BRATISLAVA - SLOVAKIA	100.00		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB INTERNATIONAL MARKETS AG	WIEN - AUSTRIA	100.00		100 00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB INTERNATIONAL MARKETS LTD.	LONDON - GREAT BRITAIN	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CA IB INVEST D.O.O	ZAGREB - CROATIA	100.00		100 00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
CA IB ROMANIA SRL	BUCHAREST - ROMANIA	100.00		99.99	CA IB CORPORATE FINANCE BERATUNGS GES M.B.H.	(a)
				0 01	CA IB FINANCIAL ADVISERS A.S., O.C.P.	(a)
CA IB SECURITIES (UKRAINE) AT	KIEV - UCRAINA	100 00		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B.H.	(a)
CA IB SECURITIES S A. (BUCHAREST)	BUCHAREST - ROMANIA	99 99		99.98	UNICREDIT TIRIAC BANK SA	(a)
				0.01	CA IB ROMANIA SRL	(a)
CA IB TOKEPIACI RT.	BUDAPEST - HUNGARY	100.00		100.00	CA IB CORPORATE FINANCE BERATUNGS GES.M.B H.	(a)
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	WIEN - AUSTRIA	10.01		10 01	BANK AUSTRIA CREDITANSTALT AG	(a)
CABET-HOLDING-AKTIENGESELLSCHAFT	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CABO BETEILIGUNGSGESELLSCHAFT M.B H.	WIEN - AUSTRIA	100.00		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
CAC FULL SERVICE LEASING, S.R.O.	PRAGUE - CZECH REPUBLIC	100 00		100 00	CAC LEASING, AS	(a)
CAC LEASING, AS	PRAGUE - CZECH REPUBLIC	100 00		100 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAC POIJISTOVACI MAKLERSKA SPOL. S R.O.	PRAGUE - CZECH REPUBLIC	100.00		100 00	CAC LEASING, AS	(a)
CAC POISTOVACI MAKLER, S.R.O.	BRATISLAVA - SLOVAKIA	100.00		80.32	UNICREDIT LEASING SLOVAKIA AS	(a)
				19.68	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
CAC REAL ESTATE, S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAC-IMMO S R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAE PRAHA AS	PRAGUE - CZECH REPUBLIC	100.00		100.00	HVB BANK CZECH REPUBLIC AS	(a)
CAFU VERMOGENSVERWALTUNG GMBH	WIEN - AUSTRIA	100 00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAFU VERMOGENSVERWALTUNG GMBH & CO. OEG	WIEN - AUSTRIA	100.00		100 00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAIBON.COM INTERNET SERVICES GMBH	WIEN - AUSTRIA	100 00		100 00	BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B H.	(a)
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100 00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING EURO, S.R.O.	PRAGUE - CZECH REPUBLIC	100 00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING OVUS S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING PRAHA S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING SENIOREN PARK GMBH	WIEN - AUSTRIA	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LUBIANA - SLOVENIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG 307 MOBILIEN LEASING GMBH	WIEN - AUSTRIA	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG 435 GRUNDSTUCKVERWALTUNG GMBH	WIEN - AUSTRIA	50.00		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 443 GRUNDSTUCKVERWALTUNG GMBH	WIEN - AUSTRIA	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				1.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 445 GRUNDSTUCKVERWALTUNG GMBH	WIEN - AUSTRIA	75.00		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 451 GRUNDSTUCKVERWALTUNG GMBH	WIEN - AUSTRIA	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	WIEN - AUSTRIA	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ANLAGEN LEASING GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH - GERMANY	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG ANLAGEN LEASING GMBH & CO OEG	WIEN - AUSTRIA	100.00		99.00	CALG ANLAGEN LEASING GMBH	(a)
				1.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	WIEN - AUSTRIA	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	WIEN - AUSTRIA	99.80		99.80	CALG IMMOBILIEN LEASING GMBH	(a)
CALG GRUNDSTUCKVERWALTUNG GMBH	WIEN - AUSTRIA	100.00		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CALG HOTELGRUNDSTUCKVERWALTUNG GRUNDUNG 1986 GMBH	WIEN - AUSTRIA	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	CALG ANLAGEN LEASING GMBH	(a)
CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	WIEN - AUSTRIA	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CAMERON GRANVILLE 2 ASSET MANAGEMENT INC	ALABANG - PHILIPPINES	100.00		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	(a)
CAMERON GRANVILLE 3 ASSET MANAGEMENT INC.	ALABANG - PHILIPPINES	100.00		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	(a)
CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	ALABANG - PHILIPPINES	100.00		100.00	HVB ASIA LIMITED	(a)
CAPITALE E SVILUPPO SPA	PERUGIA - ITALY	19.53	19.53		UNICREDITO ITALIANO SPA	(a)
CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	WIEN - AUSTRIA	58.00		26.00	BANK AUSTRIA CREDITANSTALT AG	(a)
				26.00	BA-CA ADMINISTRATION SERVICES GMBH	(a)
				5.00	VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	(a)
				1.00	DINERS CLUB CEE HOLDING AG	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CARLO ERBA REAGENTI SPA	MILAN - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
CAROM IMMOBILIARE SRL	MILAN - ITALY	50.00		50 00	UNICREDIT BANCA D'IMPRESA SPA	(b)
CASSA & ASSICURAZIONI SPA IN LIQUIDATION	VERONA - ITALY	65.00	65.00		UNICREDITO ITALIANO SPA	(a)
CASSA DI LIQUIDAZIONE E GARANZIA SPA IN LIQUIDATION	TRIESTE - ITALY	24.61	24 61		UNICREDITO ITALIANO SPA	(a)
CBCB - CZECH BANKING CREDIT BUREAU, AS	PRAGUE - CZECH REPUBLIC	20.00		20.00	HVB BANK CZECH REPUBLIC AS	(a)
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW - POLAND	100.00		100.00	BANK PEKAO SA	(a)
CDT ADVISOR S A., LUXEMBURG	LUXEMBOURG - LUXEMBOURG	100.00		100.00	PIONEER INVESTMENTS AUSTRIA GMBH	(a)
CELER ALLGEMEINE VERMOGENSVERWALTUNGS-, INVESTITIONS- UND BERATUNGS GESELLSCHAFT M.B.H.	BUDAPEST - HUNGARY	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
CENTAR GRADSKI PODRUM D.O.O.	ZAGREB - CROATIA	15.01		15.01	ZAGREBACKA BANKA DD	(a)
CENTAR KAPTOL D.O.O.	ZAGREB - CROATIA	100.00		100.00	ZAGREBACKA BANKA DD	(a)
CENTER FOR BUSINESS AND CULTURE AD	DOBRICH - BULGARIA	17.35		17.35	UNICREDIT BULBANK AD	(a)
CENTER HEINRICH - COLLIN - STRASSE 1 VERMIETUNGS GMBH	WIEN - AUSTRIA	49.00		49.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CENTER HEINRICH-COLLIN-STRASSE1 VERMIETUNGS GMBH U.CO KEG	WIEN - AUSTRIA	83.56		83.56	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CENTER POINT - CONNECTIVE SOFTWARE ENGINEERING GMBH	VILLACH - ST.MAGDALEN - AUSTRIA	26.98		26.98	GRUNDERFONDS GMBH & CO KEG	(a)
CENTRA BAU VERWERTUNGSGESELLSCHAFT M.B.H &CO OEG	WIEN - AUSTRIA	100.00		98.99	CALG IMMOBILIEN LEASING GMBH	(a)
				1.01	CALG ANLAGEN LEASING GMBH	(a)
CENTRAL AND EASTERN EUROPE POWER FUND LTD.	BERMUDA - BERMUDA	17.78		17.78	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CENTRAL POLAND FUND LLC	DELAWARE - USA	53.19		53.19	BANK PEKAO SA	(a)
CENTRO MERCI INTERMODALE DELLE MARCHE - CE.MI.M. SCPA IN LIQUIDATION E IN BANKRUPTCY	JESI - ITALY	12.82	12.82		UNICREDITO ITALIANO SPA	(a)
CENTRUM KART SA	WARSAW - POLAND	100.00		100.00	BANK PEKAO SA	(a)
CENTRUM BANKOWOSCI BEZPOSREDNIEJ SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSC	KRAKOW - POLAND	100.00		98.00	BANK BPH SA	(a)
				2.00	HVB DIREKT GESELLSCHAFT FUR DIREKTSERVICE UND DIREKTVERTRIEB MBH	(a)
CENTRUM USLUG KSIEGOWYCH SPOLKA Z O.O.	KRAKOW - POLAND	100.00		100 00	BANK BPH SA	(a)
CGE POWER LIMITED	LONDON - GREAT BRITAIN	33.35		33.35	BAYERN POWER LIMITED	(a)
CHARADE LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100.00		75 00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CHARME INVESTMENTS S.C.A.	LUXEMBOURG - LUXEMBOURG	11.90		11.90	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
CHEFREN LEASING GMBH	WIEN - AUSTRIA	100.00		100 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CHEMIE PENSIONSFONDS AG	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CHINA INTERNATIONAL PACKAGING LEASING CO., LTD.	PEKING - CHINA	17.50		17.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
CHINA INVESTMENT INCORPORATIONS (BVI) LTD	TORTOLA - BRITISH VIRGIN ISLANDS	10.69		10 69	HVB HONG KONG LIMITED	(a)
CHRISTOPH REISEGGER GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100 00	LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	(a)
CIBELA GROUP SRL IN BANKRUPTCY	ORADEA BIHOR - ROMANIA	19.63		19 63	UNICREDIT TIRIAC BANK SA	(a)
CITEC IMMOBILIEN GMBH	WIEN - AUSTRIA	35 00		35.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CITEC IMMOBILIEN IN DEUTSCHLAND AG	WIEN - AUSTRIA	20.00		20 00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
CITY CARRE VERWALTUNGS B.V.	DEN HAAG - HOLLAND	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
CITY HOTEL GMBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CJSC MICEX STOCK EXCHANGE	MOSCOW - RUSSIA	12.30		12.30	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
CJSC MOSCOW INTERBANK CURRENCY EXCHANGE	MOSCOW - RUSSIA	12.30		12.30	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
CL DRITTE CAR LEASING GMBH & CO. KG	CAMIN - GERMANY	100.00		90.91	CL DRITTE CAR LEASING-VERWALTUNGSGESELLSCHAFT M.B.H.	(a)
				9.09	HVB LEASING GMBH	(a)
CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT M.B.H.	CAMIN - GERMANY	100.00		100.00	HVB LEASING GMBH	(a)
CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	MOSCOW - RUSSIA	95.19		95.19	BANK AUSTRIA CREDITANSTALT AG	(a)
CMP FONDS I GMBH	BERLIN - GERMANY	24.99		24.99	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
COBB BETEILIGUNGEN UND LEASING GMBH	WIEN - AUSTRIA	50.25		50.25	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
COMES BAUCONCEPT GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
COMMUNA - LEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
COMPASS P LIMITED	PLOVDIV - BULGARIA	12.50		12.50	UNICREDIT BULBANK AD	(a)
CORCIANO CALZATURE SPA IN LIQUIDATION	ELLERA UMBRA (PG) - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
CONSORZIO CARICESE	BOLOGNA - ITALY	33.70	33.11		UNICREDITO ITALIANO SPA	(a)
				0.17	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)
				0.07	UNICREDIT BANCA D'IMPRESA SPA	(a)
				0.07	UNICREDIT BANCA PER LA CASA SPA	(a)
				0.07	UNICREDIT BANCA SPA	(a)
				0.07	UNICREDIT CLARIMA BANCA SPA	(a)
				0.07	UNICREDIT PRIVATE BANKING SPA	(a)
				0.07	UNICREDIT XELION BANCA SPA	(a)
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDATION	NAPLES - ITALY	33.33		33.33	QUERCIA SOFTWARE SPA	(a)
CONTRA LEASING-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				25.00	JAUSERN-LEASING GESELLSCHAFT M.B.H.	(a)
CORDUSIO SOCIETA' FIDUCIARIA PER AZIONI	MILAN - ITALY	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
CORNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
COSMOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
CPF MANAGEMENT	BRITISH VIRGIN ISLANDS	40.00		40.00	BANK PEKAO SA	(a)
CREDANTI HOLDINGS LIMITED	NICOSIA - CYPRUS	30.00		30.00	BANK AUSTRIA CREDITANSTALT AG	(a)
CREDIFARMA SPA	ROME - ITALY	17.00	17.00		UNICREDITO ITALIANO SPA	(a)
CREDITANSTALT GLOBAL MARKETS FUND ADVISOR S.A., LUXEMBURG	LUXEMBOURG - LUXEMBOURG	100.00		100.00	PIONEER INVESTMENTS AUSTRIA GMBH	(a)
CREDITRAS ASSICURAZIONI SPA	MILAN - ITALY	50.00		50.00	UNICREDIT BANCA SPA	(a)
CREDITRAS VITA SPA	MILAN - ITALY	50.00		50.00	UNICREDIT BANCA SPA	(a)
CRISTAL PALACE REAL ESTATE, S.R.O.	PRAGUE - CZECH REPUBLIC	95.00		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CUKOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CUMTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		93.85	HVB IMMOBILIEN AG	(a)
				6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DAB BANK AG	MUNICH - GERMANY	76.36		76.36	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DANIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
DAYOCO LTD.	HONG KONG - HONG KONG	50.00		50.00	NINGBO HOLDING GMBH	(a)
DBC SP. ZOO	WARSAW - POLAND	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
DC ELEKTRONISCHE ZAHLUNGSSYSTEME GMBH	WIEN - AUSTRIA	100.00		100.00	KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
DELLA VALLE FINANZIARIA SPA IN LIQUIDATION	MILAN - ITALY	100.00		100 00	UNICREDIT BANCA D'IMPRESA SPA	(b)
DELLA VALLE IMMOBILIARE SPA IN LIQUIDATION	MILAN - ITALY	100 00		100 00	UNICREDIT BANCA D'IMPRESA SPA	(b)
DEBO LEASING IFN SA	BUCHAREST - ROMANIA	99 99		90.01	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				9.95	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				0 01	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
				0 01	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
				0 01	CALG ANLAGEN LEASING GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT KG	MUNICH - GERMANY	100.00		100 00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH - GERMANY	100.00		100 00	HVB PROJEKT GMBH	(a)
DELTATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		93 85	HVB IMMOBILIEN AG	(a)
				6 15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DEUTSCHE SCHIFFSBANK AG	HAMBURG - GERMANY	20.00		20.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. ANDROMEDA KG	FRANKFURT AM MAIN - GERMANY	12.38		12.38	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. MIRA KG	FRANKFURT AM MAIN - GERMANY	39 75		35.79	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
				2.33	BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKT NIEDERLANDE - VERWALTUNGS GMBH	(a)
				1.63	BLUE CAPITAL FONDS GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH	DEGGENDORF - GERMANY	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH & CO.GRUNDSTUCKS-KG	DEGGENDORF - GERMANY	50.00		50 00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
DIE ERSTE-IMMORENT-Z-EINRICHTUNGSHAUSVERWERTUNGSGESELLSCHAFT M.B H.	WIEN - AUSTRIA	33.20		33.20	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING BUDEJOVICE S.R.O.	PRAGUE - CZECH REPUBLIC	19.09		19 09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING CESKA LIPA S.R.O.	PRAGUE - CZECH REPUBLIC	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING CESKY TESIN S.R.O.	PRAGUE - CZECH REPUBLIC	19 09		19 09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING HAVIROV S.R.O.	PRAGUE - CZECH REPUBLIC	19.09		19 09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING HAVIROV TESINSKA S.R.O.	PRAGUE - CZECH REPUBLIC	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING JABLONEC NAD NISOU S.R.O.	PRAGUE - CZECH REPUBLIC	19.09		19 09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING JIHLAVA S.R.O.	PRAGUE - CZECH REPUBLIC	19 09		19 09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING KARLOVY VARY S.R.O.	PRAGUE - CZECH REPUBLIC	19 09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING KARVINA S.R.O.	PRAGUE - CZECH REPUBLIC	19 09		19 09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING PROSTEJOV S.R.O.	PRAGUE - CZECH REPUBLIC	19 09		19 09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DIL CZECH LEASING TRUTNOV S.R.O.	PRAGUE - CZECH REPUBLIC	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DINERS CLUB CEE HOLDING AG	WIEN - AUSTRIA	99.80		99 80	BANK AUSTRIA CREDITANSTALT AG	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
DINERS CLUB CZECH REPUBLIC S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB POLSKA SP.Z.O.O.	WARSAW - POLAND	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB SLOVAKIA S.R.O.	BRATISLAVA - SLOVAKIA	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DIONE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
DIREKTANLAGE.AT AG	SALZBURG - AUSTRIA	100.00		100.00	DAB BANK AG	(a)
DLB LEASING, S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	CAC LEASING, AS	(a)
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DOMUS BISTRO GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DOMUS CLEAN REINIGUNGS GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DOMUS FACILITY MANAGEMENT GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
DOSPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	25.00		25.00	CALG ANLAGEN LEASING GMBH	(a)
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLIN - GERMANY	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
DRUKBANK SP. Z.O.O.	ZAMOSC - POLAND	100.00		100.00	BANK PEKAO SA	(a)
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
EBG Europay Beteiligungs GmbH	WIEN - AUSTRIA	16.64		8.32	Bank Austria Creditanstalt AG	(a)
				8.32	CABET-Holding-Aktiengesellschaft	(a)
EBPP ELECTRONIC BILL PRESENTMENT AND PAYMENT GMBH	WIEN - AUSTRIA	45.00		45.00	PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	(a)
EINKAUFSZENTRUM WIESELBURG ERRICHTUNGS- & BETRIEBSGMBH	WIEN - AUSTRIA	100.00		97.55	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
				2.45	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
EK MITTELSTANDSFINANZIERUNGS AG	WIEN - AUSTRIA	98.00		98.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ELDO SPA IN AMMINISTRAZIONE STRAORDINARIA	ROME - ITALY	99.72		85.43	UNICREDIT BANCA D'IMPRESA SPA	(b)
				14.29	UNICREDIT BANCA SPA	(b)
ENDERLEIN & CO. GMBH	BIELEFELD - GERMANY	100.00		100.00	PLANETHOME AG	(a)
ENGELBERT RUTTEN VERWALTUNGSGESELLSCHAFT KOMMANDITGESELLSCHAFT	DUSSELDORF - GERMANY	30.19		30.19	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK MOSE KG	OLDENBURG - GERMANY	68.29		68.23	HVB FONDSFINANCE GMBH	(a)
				0.06	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHFT MBH & CO. WINDPARK GREFRATH KG	OLDENBURG - GERMANY	68.27		68.20	HVB FONDSFINANCE GMBH	(a)
				0.07	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHFT MBH & CO. WINDPARK KRAHENBERG KG	OLDENBURG - GERMANY	68.29		68.24	HVB FONDSFINANCE GMBH	(a)
				0.05	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	BERLIN - GERMANY	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ESMT EUROPEAN SCHOOL OF MANAGEMENT AND TECHNOLOGY GMBH	BERLIN - GERMANY	24.24		24.24	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
EURO CAPITAL STRUCTURES LTD IN LIQUIDATION	DUBLIN - IRELAND	100.00		100.00	UNICREDIT BANCA MOBILIARE SPA	(a)
EURO-BOND BLUE CAPITAL MANAGEMNT GMBH	BAD SODEN - GERMANY	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
EURO-BOND BLUE CAPITAL VERWALTUNGS GMBH	BAD SODEN - GERMANY	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100 00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE IMMORENT GRUNDVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	50.00		50 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100 00		100 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M B H.	WIEN - AUSTRIA	100 00		100.00	MID GARAGEN GMBH	(a)
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO KG	WIEN - AUSTRIA	100.00		99 80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				0.20	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
EUROMARKETING AG	WIEN - AUSTRIA	71.18		71.18	MY BETEILIGUNGS GMBH	(a)
EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST - HUNGARY	100.00		99.60	EUROPA FUND MANAGEMENT	(a)
				0 40	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPA FUND MANAGEMENT	BUDAPEST - HUNGARY	100.00		100 00	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPAY AUSTRIA ZAHLUNGSVERKEHRSSYSTEME GMBH	WIEN - AUSTRIA	23.87		13.59	BANK AUSTRIA CREDITANSTALT AG	(a)
				5.78	EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	(a)
				4.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	WIEN - AUSTRIA	100.00		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	MUNICH - GERMANY	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
EVARIS OBJEKT-GMBH & CO. KG	MUNICH - GERMANY	100.00		99.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
				1.00	EVARIS OBJEKTGESELLSCHAFT BETEILIGUNGS GMBH	(a)
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100 00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
F.I.M. FONDERIA INDUSTRIE MECCANICHE SPA	SEGUSINO (TV) - ITALY	60.97		60 97	UNICREDIT BANCA D'IMPRESA SPA	(b)
FI.MA. SRL	PERUGIA - ITALY	100.00		100 00	UNICREDIT BANCA D'IMPRESA SPA	(b)
F2I SGR SPA - FONDI ITALIANI PER LE INFRASTRUTTURE SOCIETA DI GESTIONE	MILAN - ITALY	14.29	14.29		UNICREDITO ITALIANO SPA	(a)
FACTORBANK AKTIENGESELLSCHAFT	WIEN - AUSTRIA	90.00		80.00	BANK AUSTRIA CREDITANSTALT AG	(a)
				10 00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
FAMILY TRUST MANAGEMENT EUROPE S A.	LUXEMBOURG - LUXEMBOURG	80.00		80 00	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
FARMACISTI RIUNITI SPA	PERUGIA - ITALY	49.50		49.50	UNICREDIT BANCA D'IMPRESA SPA	(b)
FASALEX PATENT- UND LIZENZVERWERTUNGS GMBH	KOPFING - AUSTRIA	37.10		37.10	GRUNDERFONDS GMBH & CO KEG	(a)
FELICITAS GMBH	MUNICH - GERMANY	20 80		20 80	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
FERNSEH HOLDING III S.A.R.L.	LUXEMBOURG - LUXEMBOURG	11.50		8 00	HVB CAPITAL PARTNERS S.A.R.L.	(a)
				3 50	HVB INDUSTRIEBETEILIGUNGSGESELLSCHAFT S.A.R.L.	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY	100 00		100 00	HVB PROJEKT GMBH	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PROJEKT GROSSENHAINER STRASSE KG	MUNICH - GERMANY	100.00		100 00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN GMBH & CO. KG	MUNICH - GERMANY	94.00		94 00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN VERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100.00	FGB GRUND UND BODEN GMBH & CO. KG	(a)
FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
FIDIA SGR SPA	MILAN - ITALY	25.00	25.00		UNICREDITO ITALIANO SPA	(a)
FINAL HOLDING SP.Z.O.O.	WARSAW - POLAND	100.00		100.00	BANK BPH SA	(a)
FINAL SA	DABROWA GORNICZA - POLAND	99.84		99.84	FINAL HOLDING SP.Z.O.O.	(a)
FINANCIAL MARKETS SERVICE BANK GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
FINANCIAL RISK MANAGEMENT GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
FINAOSTA SPA	AOSTA - ITALY	10.71	10.71		UNICREDITO ITALIANO SPA	(a)
FINESCO SA	WARSAW - POLAND	18.96		18.96	FINAL HOLDING SP.Z.O.O.	(a)
FINMOLISE SPA - FINANZIARIA REGIONALE PER LO SVILUPPO DEL MOLISE	CAMPOBASSO - ITALY	11.84	11.84		UNICREDITO ITALIANO SPA	(a)
FIORONI INGEGNERIA SPA IN AMMINISTRAZIONE STRAORDINARIA	PERUGIA - ITALY	30.05		30.05	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIORONI INVESTIMENTI SPA IN AMMINISTRAZIONE STRAORDINARIA	PERUGIA - ITALY	30.00		30.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIORONI SISTEMA SPA IN AMMINISTRAZIONE STRAORDINARIA	PERUGIA - ITALY	26.18		26.18	UNICREDIT BANCA D'IMPRESA SPA	(b)
FIRST SHIP LEASE LTD.	HAMILTON - BERMUDA	20.00		20.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
FM BETEILIGUNGS- GMBH	WIEN - AUSTRIA	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
FM GRUNDSTUCKSVERWALTUNGS GMBH & CO. KG	BAD HOMBURG - GERMANY	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
FMZ SAVARIA SZOLGALTATO KFT	BUDAPEST - HUNGARY	75.00		75.00	UNICREDIT LEASING KFT	(a)
FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
FOLIA LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
FONDERIA METALLI CONVEYORS SRL	MONTE MARENZO (LC) - ITALY	90.00		90.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
FONTANA HOTELVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
FOOD & MORE GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
FORUM POLSKIEGO BIZNESU MEDIA SP.Z O.O.	WARSAW - POLAND	100.00		100.00	PBK PROPERTY SP. Z.O.O. IN LIQUIDATION	(a)
FREE-TAX ZONE BOURGAS AD	BOURGAS - BULGARIA	15.65		15.65	UNICREDIT BULBANK AD	(a)
FUGATO LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
G.E. GRUPPO ELDO SPA IN AMMINISTRAZIONE STRAORDINARIA	ROME - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
G.F.S. GESCHAFTSBESORGUNG FUR SACHWERTE GMBH	MUNICH - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
G.F.S. MANAGEMENT KANTOOR B.V.	DEN HAAG - HOLLAND	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
G.I.A.R. GESTIONE ITALIANA AZIENDE RIUNITE SPA	ROME - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	99.80		99.80	CALG IMMOBILIEN LEASING GMBH	(a)
GALILEO GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
GAMMATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		93.85	HVB IMMOBILIEN AG	(a)
				6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GANYMED IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B H.	WIEN - AUSTRIA	99.00		99 00	CALG ANLAGEN LEASING GMBH	(a)
GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	BERLIN - GERMANY	100 00		100.00	GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH	MUNICH - GERMANY	98 00		98.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
GE IMMOBILIENVERWALTUNGS-GMBH & CO. GRUNDSTUCKS-KG	MUNICH - GERMANY	100 00		100 00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B H.	WIEN - AUSTRIA	100 00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		37.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				37.50	CALG IMMOBILIEN LEASING GMBH	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
GENERALI BULGARIA HOLDING AD	SOFIA - BULGARIA	13.59		13.59	UNICREDIT BULBANK AD	(a)
GESCHUTZTE WERKSTATTE WR. NEUSTADT GESELLSCHAFT M.B.H.	WR. NEUSTADT - AUSTRIA	14.29		14 29	BANK AUSTRIA CREDITANSTALT AG	(a)
GESFO GEMEINNUTZIGE BAU- UND SIEDLUNGSGESELLSCHAFT M.B H.	WIEN - AUSTRIA	25.00		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
GIRO BANKKARTYA RT.	BUDAPEST - HUNGARY	25 42		25.42	UNICREDIT BANK HUNGARY ZRT.	(a)
GLOBAL LIFE SCIENCE LIMITED PARTNERSHIP	ST. PETER PORT - GUERNSEY C.I.	23.84		23.84	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GLS (GP) LIMITED	ST. PETER PORT - GUERNSEY C.I.	15.12		15.12	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GOETHE GALERIE CENTERMANAGEMENT GMBH	JENA - GERMANY	100.00		100 00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE AG	BERLIN - GERMANY	13 40		13.40	GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	WILDENBRUCH - GERMANY	94.00		94.00	HVB PROJEKT GMBH	(a)
GOLFANLAGEN KLOPEINERSEE-TURNERSEE GESELLSCHAFT M.B.H. & CO. KG	ST.KANZIAN - AUSTRIA	15 41		11.24	BANK AUSTRIA CREDITANSTALT AG	(a)
				4.17	WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT, REG.GEN.M.B.H.	(a)
GOLFPLATZ SCHLOSS EBREICHSDORF ERRICHTUNGS- UND VERMIETUNGS GMBH	WIEN - AUSTRIA	100.00		100.00	FM BETEILIGUNGS-AKTIENGESELLSCHAFT	(a)
GRADSKI PODRUM D.D. IN LIQUIDATION	ZAGREB - CROATIA	69.80		54.76	ZABA TURIZAM D.O.O.	(a)
				15 04	ZAGREBACKA BANKA DD	(a)
GRAND CENTRAL RE LIMITED	HAMILTON - BERMUDA	92.50		92.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
GRAND HOTEL SAVOIA SPA	CORTINA D'AMPEZZO (BL) - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
GREENGOLD KERNÖL HANDELS GMBH	ST. MAREIN BEI GRAZ - AUSTRIA	20 00		20.00	GRUNDERFONDS GMBH & CO KEG	(a)
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY	100.00		100 00	HVB PROJEKT GMBH	(a)
GRUNDERFONDS GMBH	WIEN - AUSTRIA	100.00		100.00	BA-CA PRIVATE EQUITY GMBH	(a)
GRUNDERFONDS GMBH & CO KEG	WIEN - AUSTRIA	100.00		100.00	GRUNDERFONDS GMBH	(a)
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH - GERMANY	98.24		98.24	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
GRUNDSTUCKSGESELLSCHAFT SIMON BESCHRANKT HAFTENDE KOMMANDITGESELLSCHAF	MUNICH - GERMANY	100.00		92.50	DUSSELDORF-MUNCHENER BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
				7.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ - AUSTRIA	100.00		100.00	BA/CA-LEASING BETEILIGUNGEN GMBH	(a)
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN - GERMANY	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
GUS CONSULTING GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
GUSTAV-KRAMER-STRASSE 5C VERWALTUNGS GMBH	WIEN - AUSTRIA	25.50		25.50	BANK AUSTRIA CREDITANSTALT AG	(a)
H & B IMMOBILIEN GMBH & CO. OBJEKTE KG	MUNICH - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
H.F.S. BETEILIGUNGS GMBH	MUNICH - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH - GERMANY	100.00		10.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
				90.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 14 GMBH & CO. KG	MUNICH - GERMANY	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
				50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 19 GMBH & CO. KG	MUNICH - GERMANY	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
				50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 1 BETEILIGUNGS GMBH	MUNICH - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 2 BETEILIGUNGS GMBH	MUNICH - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 3 BETEILIGUNGS B.V.	DEN HAAG - HOLLAND	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 4 KG	MUNICH - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH	MUNICH - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. KOMPLEMENTARS GMBH	MUNICH - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH	EBERSBERG - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'ECUADOR' KG	MANNHEIM - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'HAITI' KG	MANNHEIM - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'JAVA' KG	MANNHEIM - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'KOREA' KG	MANNHEIM - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'KUBA' KG	MUNICH - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'MALAYSIA' KG	MANNHEIM - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'PANAMA' KG	MANNHEIM - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGFONDS GMBH & CO. DEUTSCHLAND 'THAILAND' KG	MANNHEIM - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. LEASINGSFONDS GMBH & CO. DEUTSCHLAND 'HAWAI' KG	MANNHEIM - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. SCHIFFS-LEASINGFONDS GMBH	MUNICH - GERMANY	100.00		100.00	H.F.S. LEASINGFONDS GMBH	(a)
H.F.S. VALUE MANAGEMENT GMBH	MUNICH - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 3 KG GMBH & CO. KG	MUNICH - GERMANY	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
				50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 4 GMBH & CO. KG	MUNICH - GERMANY	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
				50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. ZWEITMARKTFONDS GMBH	MUNICH - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
HALOS GMBH & CO. OBJEKT KG	MUNICH - GERMANY	100.00		100.00	HVZ GMBH & CO. OBJEKT KG	(a)
HANSA-NORD-LUX MANAGEMENTGESELLSCHAFT	LUXEMBOURG - LUXEMBOURG	50.00		50.00	NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HANSEATISCHE VERLAGS-BETEILIGUNGS AKTIENGESELLSCHAFT	HAMBURG - GERMANY	31.25		31.25	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
HASSER IMMOBILIARE SRL	ROME - ITALY	50 00		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
HAWA GRUNDSTUCKS GMBH & CO. OHG HOTELVERWALTUNG	MUNICH - GERMANY	100.00		99 50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
				0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HAWA GRUNDSTUCKS GMBH & CO. OHG IMMOBILIENVERWALTUNG	MUNICH - GERMANY	100 00		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
				0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HEIZKRAFTWERK COTTBUS VERWALTUNGS GMBH	MUNICH - GERMANY	33.33		33.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HEIZKRAFTWERKE-POOL-VERWALTUNGS-GMBH	MUNICH - GERMANY	33 33		33.33	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HEKLA IMMOBILIEN PROJEKTENTWICKLUNGS GMBH & CO. HOTEL JENA KG	JENA - GERMANY	100.00		100.00	HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY	100 00		100.00	HVB PROJEKT GMBH	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
HELLAS LEASING- UND BETEILIGUNGS GMBH	BAD HOMBURG - GERMANY	100 00		98.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				2.00	BA CA LEASING (DEUTSCHLAND) GMBH	(a)
HERACLIA DI CLAUDIO E PIERANGELO COLLA SNC	SAN DONA' DI PIAVE (VE) - ITALY	100 00		100.00	UNICREDIT BANCA SPA	(b)
HERKU LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		75 00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HESTAR GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100 00	HVB IMMOBILIEN AG	(a)
HMIS MANAGEMENT INFORMATION & SERVICE GMBH	MUNICH - GERMANY	100.00		75.00	HVB PROJEKT GMBH	(a)
				25 00	HVB TECTA GMBH	(a)
HOFGARTEN GRUNDBESITZ VERWALTUNG GMBH	BERLIN - GERMANY	49 60		49.60	HVB PROJEKT GMBH	(a)
HOFGARTEN REAL ESTATE B.V.	AMSTERDAM - NETHERLANDS	47.17		47.17	TERRONDA DEVELOPMENT B V.	(a)
HOKA LEASING-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		75.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HOMONNA INNOVACIOS ES TECHNOLOGIAI KOZPONT KFT	BUDAPEST - HUNGARY	100 00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30 00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HONEU LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	75.00		50 00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				25 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HOTEL RUGEN BETRIEBS- UND MANAGEMENT GMBH	FRANKFURT AM MAIN - GERMANY	25.20		25.20	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
HOTEL SEDDINER SEE GMBH	BERLIN - GERMANY	94 00		94 00	HVB PROJEKT GMBH	(a)
HP IT-SOLUTIONS GMBH	INNSBRUCK - AUSTRIA	28.58		14 29	DIREKTANLAGE.AT AG	(a)
				14.29	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
HROK D.O.O. - HRVATSKI REGISTAR KREDITNIH OBVEZNIKA	ZAGREB - CROATIA	14 00		14 00	ZAGREBACKA BANKA DD	(a)
HUMAN RESOURCES SERVICE AND DEVELOPMENT GMBH	WIEN - AUSTRIA	100 00		100 00	BANK AUSTRIA CREDITANSTALT AG	(a)
'HVB AGENT D.O.O. ZA POSREDOVANJE U OSIGURANJU	ZAGREB - CROATIA	100.00		80.00	UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	(a)
				20.00	BACAL VERSICHERUNGSSERVICE HOLDING GMBH	(a)
HVB ALTERNATIVE ADVISORS LLC	NEW YORK - USA	100 00		100 00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE	%			PARENT COMPANY	TYPE OF OWNERSHIP
		TOTAL	DIRECT	INDIRECT		
HVB ALTERNATIVE FINANCIAL PRODUCTS AG	WIEN - AUSTRIA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ASIA ADVISERS SDN. BHD.	KUALA LAMPUR - MALAYSIA	100.00		100.00	HVB ASIA LIMITED	(a)
HVB ASIA LIMITED	SINGAPORE - SINGAPORE	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ASSET LEASING LIMITED	LONDON - GREAT BRITAIN	100.00		100.00	HVB INTERNATIONAL ASSET LEASING GMBH	(a)
				.....	HVB LONDON INVESTMENTS (CAM) LIMITED	(a)
HVB ASSET MANAGEMENT ASIA LTD.	SINGAPORE - SINGAPORE	100.00		100.00	HVB ASIA LIMITED	(a)
HVB ASSET MANAGEMENT HOLDING GMBH	MUNICH - GERMANY	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB AUSTRALIA PTY LTD.	SYDNEY - AUSTRALIA	100.00		100.00	HVB ASIA LIMITED	(a)
HVB AUTO LEASING E.O.O.D.	SOFIA - BULGARIA	100.00		100.00	HVB LEASING OOD	(a)
HVB BANCA PENTRU LOCUINTE SA	BUCHAREST - ROMANIA	100.00		55.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
				35.00	BANK AUSTRIA CREDITANSTALT AG	(a)
				10.00	UNICREDIT TIRIAC BANK SA	(a)
HVB BANK CZECH REPUBLIC AS	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB BANQUE LUXEMBOURG SOCIETE ANONYME	LUXEMBOURG - LUXEMBOURG	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB BETEILIGUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPE BLANC LLC	WILMINGTON - USA	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL ASIA LIMITED	HONG KONG - HONG KONG	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC	WILMINGTON - USA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC II	WILMINGTON - USA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC III	WILMINGTON - USA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC V	WILMINGTON - USA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VI	WILMINGTON - USA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL LLC VIII	WILMINGTON - USA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL MANAGEMENT, INC.	NEW YORK - USA	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL MARKETS INC.	NEW YORK - USA	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL PARTNERS AG	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CAPITAL PARTNERS S.A.R.L.	LUXEMBOURG - LUXEMBOURG	100.00		100.00	HVB CAPITAL PARTNERS AG	(a)
HVB CENTRAL PROFIT BANKA D.D., SARAJEVO	SARAJEVO - BOSNIA & HERZEGOVINA	80.87		80.87	BANK AUSTRIA CREDITANSTALT AG	(a)
HVB CESAR D.O.O. BEOGRAD	BEOGRAD - SERBIA	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB CONSULT GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB CREDIT ADVISORS LIMITED	DUBLIN - IRELAND	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB DIREKT GESELLSCHAFT FUR DIREKTSERVICE UND DIREKTVERTRIEB MBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB ENERGY HOLDINGS LLC	NEW YORK - USA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB EXPERTISE GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB EXPORT LEASING GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FACTORING S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	HVB BANK CZECH REPUBLIC AS	(a)
HVB FIERO LEASING OOD	SOFIA - BULGARIA	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB FINANCE LONDON LIMITED	LONDON - GREAT BRITAIN	100.00		100 00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FINANCNE SLUZBY S R.O.	BRATISLAVA - SLOVAKIA	100 00		100.00	UNICREDIT BANK SLOVAKIA AS	(a)
HVB FINANZBERATUNG GMBH	MUNICH - GERMANY	100 00		100.00	HVB VERWA 4 GMBH	(a)
HVB FONDSFINANCE GMBH	MUNICH - GERMANY	100.00		89.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
				6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
				5.00	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HVB FUGGETLEN BIZTOSITASKOZVETITO SZOLGALTATO KFT	BUDAPEST - HUNGARY	100.00		74.80	UNICREDIT LEASING KFT	(a)
				25.20	UNICREDIT BANK HUNGARY ZRT.	(a)
HVB FUND SERVICES LIMITED IN LIQUIDATION	DUBLIN - IRELAND	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FUNDING TRUST II	WILMINGTON - USA	100.00		100 00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB FUNDING TRUST VIII	WILMINGTON - USA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE BETEILIGUNGS GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GLOBAL ASSETS COMPANY (GP), LLC	NEW YORK - USA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK - USA	5.00		4.99	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
				0.01	HVB GLOBAL ASSETS COMPANY (GP), LLC	(a)
HVB HONG KONG LIMITED	HONG KONG - HONG KONG	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB IMMOBILIEN AG	MUNICH - GERMANY	100 00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INDUSTRIEBETEILIGUNGSGESELLSCHAFT S.A.R.L.	LUXEMBOURG - LUXEMBOURG	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INFORMATION SERVICES GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INTERNATIONAL ASSET LEASING GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB INVESTITIONSBANK GMBH	HAMBURG - GERMANY	100.00		100.00	HVB LEASING GMBH	(a)
HVB INVESTMENTS (UK) LIMITED	GEORGE TOWN - CAYMAN ISLANDS	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LEASING CPB D.O.O.	SARAJEVO - BOSNIA & HERZEGOVINA	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30 00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING CZECH REPUBLIC S R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING D.O.O.	SARAJEVO - BOSNIA & HERZEGOVINA	100 00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING GMBH	HAMBURG - GERMANY	100 00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LEASING INSURANCE BROKER BULGARIA OOD	SOFIA - BULGARIA	100 00		80.00	HVB LEASING OOD	(a)
				20.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
HVB LEASING INSURANCE BROKER SRL	BUCHAREST - ROMANIA	99.80		99.80	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)
HVB LEASING INTERNATIONAL GMBH & CO. KG	HAMBURG - GERMANY	100.00		100 00	HVB LEASING GMBH	(a)
HVB LEASING LIMITED PARTNERSHIP	WILMINGTON - USA	100.00		100.00	HVB CAPE BLANC LLC	(a)
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING OOD	SOFIA - BULGARIA	100 00		90.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				10 00	UNICREDIT BULBANK AD	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB - LEASING PLUTO KFT	BUDAPEST - HUNGARY	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB LEASING REAL ESTATE BRATISLAVA S.R.O.	BRATISLAVA - SLOVAKIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA - SLOVAKIA	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB LIFE SCIENCE GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (AVON) LIMITED	LONDON - GREAT BRITAIN	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (BLACKWATER) LIMITED	LONDON - GREAT BRITAIN	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON INVESTMENTS (CAM) LIMITED	LONDON - GREAT BRITAIN	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB LONDON TRADING LTD.	LONDON - GREAT BRITAIN	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB MG LLC	NEW YORK - USA	100.00		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB MORTGAGE CAPITAL CORP.	WILMINGTON - USA	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB PARTNER D.O.O BEOGRAD	BEOGRAD - SERBIA	100.00		100.00	BA-CA LEASING VERSICHERUNGSSERVICE GMBH & CO KG	(a)
HVB PENSIONSFONDS AG	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PENSIONSFONDS-SERVICE GMBH	MUNICH - GERMANY	100.00		100.00	HVB PENSIONSFONDS AG	(a)
HVB PGUP LLC	NEW YORK - USA	100.00		100.00	HVB ENERGY HOLDINGS LLC	(a)
HVB PRINCIPAL EQUITY GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PROFIL GESELLSCHAFT FUR PERSONALMANAGEMENT MBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PROJEKT EMILIENHOF GMBH & CO. KG	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT EMILIENHOF VERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT GMBH	MUNICH - GERMANY	100.00		94.00	HVB IMMOBILIEN AG	(a)
				6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB PROJEKT IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
HVB RATING ADVISORY GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB REALITY CZ, S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	HVB BANK CZECH REPUBLIC AS	(a)
HVB REALTY CAPITAL INC.	NEW YORK - USA	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB RUSSELL MANAGEMENT GMBH	MUNICH - GERMANY	51.00		51.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SECUR GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SERVICES SOUTH AFRICA (PROPRIETARY) LIMITED	JOHANNESBURG - SOUTH AFRICA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SINGAPORE LIMITED	SINGAPORE - SINGAPORE	100.00		100.00	HVB ASIA LIMITED	(a)
HVB STRUCTURED INVEST SA	LUXEMBOURG - LUXEMBOURG	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB SUPER LEASING E.O.O.D.	SOFIA - BULGARIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB TECTA GMBH	MUNICH - GERMANY	100.00		94.00	HVB IMMOBILIEN AG	(a)
				6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB U.S. FINANCE INC.	NEW YORK - USA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 1 GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 3 GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 4 GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 4.1 GMBH	MUNICH - GERMANY	100.00		100.00	HVB VERWA 4 GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB VERWA 4.4 GMBH	MUNICH GERMANY -	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.6 GMBH	MUNICH GERMANY -	100.00		100 00	HVB VERWA 4 GMBH	(a)
HVB VERWA 5 GMBH	MUNICH GERMANY -	100.00		100 00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 5 GMBH & CO. RESTRUKTURIERUNG KG	BOCHUM GERMANY -	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 7 GMBH	MUNICH GERMANY -	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVB VERWA 8 GMBH	MUNICH GERMANY -	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HVBFF BAUMANAGEMENT GMBH	MUNICH GERMANY -	100 00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF BETEILIGUNGSTREUHAND GMBH	MUNICH GERMANY -	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF INTERNATIONAL GREECE GMBH	MUNICH GERMANY -	100.00		100.00	HVBFF INTERNATIONALE LEASING GMBH	(a)
HVBFF INTERNATIONALE LEASING GMBH	MUNICH GERMANY -	100.00		90.00	HVB FONDSFINANCE GMBH	(a)
				10.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF KAPITALVERMITTLUNGS GMBH	MUNICH GERMANY -	100.00		100 00	HVB FONDSFINANCE GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO ACHTE KG	MUNICH GERMANY -	100.00		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO ERSTE KG	MUNICH GERMANY -	100.00		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO NEUNTE KG	MUNICH GERMANY -	100.00		100 00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING OBJEKT GMBH	MUNICH GERMANY -	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF LEASING-FONDS VERWALTUNGS GMBH	MUNICH GERMANY -	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF OBJEKT BETEILIGUNGS GMBH	MUNICH GERMANY -	100 00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF OBJEKT LEIPZIG GMBH	MUNICH GERMANY -	70 00		70.00	HVB FONDSFINANCE GMBH	(a)
HVBFF PRODUKTIONSHALLE GMBH	MUNICH GERMANY -	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVBFF VERWALTUNGS GMBH	MUNICH GERMANY -	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST HUNGARY -	100.00		96 67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				3.33	BUSINESS CITY MANAGEMENT GMBH	(a)
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST HUNGARY -	100.00		100 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST HUNGARY -	100 00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30 00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B H.	(a)
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST HUNGARY -	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST HUNGARY -	100 00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING GARO KFT	BUDAPEST HUNGARY -	100.00		70 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30 00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B H.	(a)
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST HUNGARY -	100.00		70 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30 00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING HERMES INGATLANHASZNOSITO KFT.	BUDAPEST HUNGARY -	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING JUPITER KFT	BUDAPEST HUNGARY -	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST HUNGARY -	100.00		70 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST HUNGARY -	100 00		71.61	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
				28.39	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
HVB-LEASING NANO KFT	BUDAPEST - HUNGARY	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		96.67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				3.33	BUSINESS CITY MANAGEMENT GMBH	(a)
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING RUBIN KFT	BUDAPEST - HUNGARY	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING SMARAGD KFT	BUDAPEST - HUNGARY	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING SOLE KFT	BUDAPEST - HUNGARY	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
HVB-LEASING ZAFIR KFT	BUDAPEST - HUNGARY	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HVZ GMBH & CO. OBJEKT KG	MUNICH - GERMANY	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HVZ GMBH & CO. OBJEKT UNTERFOHRING KG	MUNICH - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPERION IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
HYPO (UK) HOLDINGS LIMITED	LONDON - GREAT BRITAIN	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
HYPO STAVEBNI SPORITELNA AS	PRAGUE - CZECH REPUBLIC	100.00		60.00	HVB BANK CZECH REPUBLIC AS	(a)
				40.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
HYPO-BA LEASING SUD GMBH	KLAGENFURT - AUSTRIA	50.00		50.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH	MUNICH - GERMANY	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPO-REAL HAUS & GRUNDBESITZ GESELLSCHAFT MBH & CO. IMMOBILIEN	MUNICH - GERMANY	80.00		80.00	HVB PROJEKT GMBH	(a)
HYPO-REAL HAUS- UND GRUNDBESITZ GESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
HYPOVEREINS IMMOBILIEN E.O.O.D.	SOFIA - BULGARIA	100.00		100.00	UNICREDIT BULBANK AD	(a)
HYPOVEREINSFINANCE N.V.	AMSTERDAM - NETHERLANDS	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
I.C.M. SPA IN LIQUIDATION	REZZATO (BS) - ITALY	61.00		61.00	UNICREDIT BANCA SPA	(b)
I.M.E.S. INDUSTRIA MECCANICA E STAMPAGGIO SPA	SUMIRAGO (VA) - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
I-FABER SOCIETÀ PER AZIONI	MILAN - ITALY	65.32	65.32		UNICREDITO ITALIANO SPA	(a)
IFEM SPA IN LIQUIDATION	MILAN - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
IGICOR SPA IN LIQUIDATION	VERONA - ITALY	100.00		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
IMAT SPA IN LIQUIDATION	CASTEL SAN PIETRO TERME (BO) - ITALY	96.67		96.67	UNICREDIT BANCA D'IMPRESA SPA	(b)
IMM.EDIL.SEI SRL	ROME - ITALY	50.00		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
IMMO I IMMOBILIEN + MOBILIEN-VERMIETUNGS GMBH & CO.KG.	WIEN - AUSTRIA	100.00		100.00	REAL INVEST IMMOBILIEN GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN - GERMANY	99.50		99 25	ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B H	(a)
				0.25	ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H	(a)
IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN - GERMANY	95 00		95.00	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	(a)
IMMOBILIEN RATING GMBH	WIEN - AUSTRIA	99 00		61.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
				19.00	BANK AUSTRIA CREDITANSTALT AG	(a)
				19.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
IMMOBILIEN VERMIETUNGS GMBH & CO PROJEKT GUMPENDORFERSTRASSE 140 KEG	WIEN - AUSTRIA	87.50		87.50	IMMOBILIEN VERMIETUNGS GMBH	(a)
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B H.	(a)
				25 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
IMMORENT-THETA GRUNDVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
IMWA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
INDUSTRIA BRIANTEA GIOCATTOLI SPA IN LIQUIDATION AND IN COMPOSITION AGREEMENT	MILAN - ITALY	100 00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
INDUSTRIE-IMMOBILIEN-VERWALTUNG GESELLSCHAFT M.B H.	WIEN - AUSTRIA	99.90		99.90	BANK AUSTRIA CREDITANSTALT AG	(a)
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	WIEN - AUSTRIA	61.37		61.37	BANK AUSTRIA CREDITANSTALT AG	(a)
INFRASTRUKTUR HOLDING GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
INFRASTRUKTUR PLANUNGS- UND ENTWICKLUNGS GMBH	WIEN - AUSTRIA	45.00		45.00	INFRASTRUKTUR HOLDING GMBH	(a)
INNOVED HANDELSGESMBH	WIEN - AUSTRIA	22.00		22 00	GRUNDERFONDS GMBH & CO KEG	(a)
INPROX CHOMUTOV, S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX KARLOVY VARY, S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX KLADNO, S.R.O.	PRAGUE - CZECH REPUBLIC	100 00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX OSIJEK D.O.O.	ZAGREB - CROATIA	50.00		50 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX POPRAD, SPOL S.R.O.	BRATISLAVA - SLOVAKIA	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INPROX SR I., SPOL S R.O.	BRATISLAVA - SLOVAKIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
INTERFINANZIARIA S. A.	LUGANO - SWISS	33.30		33.30	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH - GERMANY	94.00		94.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INTERPORTO ROMA EST SPA	ROME - ITALY	100.00		100 00	UNICREDIT BANCA D'IMPRESA SPA	(b)
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		93.85	HVB IMMOBILIEN AG	(a)
				6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INTRO LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B H.	(a)
INVESCO REAL ESTATE GERMANY L.L.C.	WILMINGTON - USA	24 90		24 90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GERMANY L.P.	WILMINGTON - USA	24 65		24 65	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
INVESCO REAL ESTATE GMBH	MUNICH - GERMANY	24.90		24.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
IPG-INDUSTRIEPARK GYOR PROJEKTIERUNGSGESELLSCHAFT M.B.H.	GERASDORF - AUSTRIA	40.00		40 00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B H.	(a)
IR SERVICES SP ZO.O.	WARSAW - POLAND	100.00		99.08	UNICREDIT CA IB POLSKA SA	(a)
				0.92	CA IB FINANCIAL ADVISERS A.S., O.C.P.	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
IRODAHAZ TANACSADO KFT.	BUDAPEST - HUNGARY	100.00		100.00	ALFA HOLDING INGATLANSZOLGALTATO KFT.	(a)
ISAR-SEINE IMMOBILIEN GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
ISB UNIVERSALE BAU GMBH	BRANDENBURG - GERMANY	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
ISPONA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
ISTITUTO FINANZIARIO REGIONALE PIEMONTESE - FINPIEMONTE SPA	TURIN - ITALY	12.41	12.41		UNICREDITO ITALIANO SPA	(a)
ISTITUTO PER LA PROMOZIONE DELLA RICERCA E DELL'INSEGNAMENTO SULLA FINANZA E SULLA GESTIONE D'IMPRESA (PROFINGEST)	BOLOGNA - ITALY	12.08	12.08		UNICREDITO ITALIANO SPA	(a)
ISTRA GOLF D.O.O.	UMAG - CROATIA	100.00		100.00	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	(a)
ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD	UMAG - CROATIA	71.83		71.80	ZAGREBACKA BANKA DD	(a)
				0.03	BANK AUSTRIA CREDITANSTALT AG	(a)
ITALTEL SPA	MILAN - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
ITP FINANZSERVICE VERWALTUNGSGESELLSCHAFT M.B.H.	SALZKOTTEN - GERMANY	29.98		29.98	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
IVONA BETEILIGUNGSVERWALTUNG GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
JANA KAZIMIERZA DEVELOPMENT	WARSAW - POLAND	100.00		100.00	BPH REAL ESTATE SA	(a)
JAKALA PROMOPLAN SPA	MILAN - ITALY	74.09		74.09	UNICREDIT BANCA D'IMPRESA SPA	(b)
JAUSERN-LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
JOINT STOCK COMMERCIAL BANK HVB BANK UKRAINE	KIEV - UCRAINA	100.00		100.00	BANK PEKAO SA	(a)
JUNIORS' PLAYTIME SRL IN LIQUIDATION	PIANORO (BO) - ITALY	23.91		23.91	UNICREDIT BANCA D'IMPRESA SPA	(b)
KADMOS IMMOBILIEN LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH & CO KEG	WIEN - AUSTRIA	100.00		100.00	KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH	(a)
KAPITAL-BETEILIGUNGS AKTIENGESELLSCHAFT	WIEN - AUSTRIA	20.00		20.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KAROLINA LENFONO KFT	TOLNA - HUNGARY	100.00		100.00	LAMBACHER HITIAG LEINEN AG	(a)
KELLER CROSSING L.P.	ATLANTA - USA	100.00		100.00	US PROPERTY INVESTMENTS INC.	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE II	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE III	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE KG	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
KI (7) LIMITED IN LIQUIDATION	LONDON - GREAT BRITAIN	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
KLEA ZS-IMMOBILIENVERMIETUNG GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KLEA ZS-LIEGENSCHAFTSVERMIETUNG GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KOC FINANSAL HIZMETLER AS	ISTANBUL - TURKEY	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
KOHLER & KRENZER FASHION AG	MUNICH - GERMANY	50.00		50.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KOMPETENZZENTRUM SPORT, GESUNDHEIT & TECHNOLOGIE GMBH	GARMISCH PARTENKIRCHEN - GERMANY	10.53		10.53	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW - POLAND	34.44		22.96	BANK PEKAO SA	(a)
				11.48	BANK BPH SA	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
KREDITGARANTIEGEMEINSCHAFT DES BAYERISCHEN HANDWERKS GMBH	MUNICH - GERMANY	12.00		12.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KREDITGARANTIEGEMEINSCHAFT DES HOTEL- UND GASTSTATTENGEWERBES IN BAYER	MUNICH - GERMANY	12.00		12 00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100 00		100.00	VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	(a)
KUNSTFORUM HANDELSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100 00		100.00	ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
KUNSTHAUS LEASING GMBH	WIEN - AUSTRIA	100.00		95 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				5 00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
LADIS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100 00		100 00	HVB IMMOBILIEN AG	(a)
LADON VERWALTUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
LAGERMAX LEASING GMBH	WIEN - AUSTRIA	99.80		99 80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100 00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LAIMBERG 81. VV AG	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
LAMBACHER HITIAG LEINEN AG	STADL - AUSTRIA	98.72		98 72	MY FUNF HANDELS GMBH	(a)
LANDOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
LARGO LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		99.00	VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	(a)
				1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LASER SRL IN LIQUIDATION	MILAN - ITALY	22.00		22.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
LB FONDS BERATUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
LB HOLDING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100.00		100 00	LB FONDS BERATUNGSGESELLSCHAFT M.B.H.	(a)
LEASFINANZ BANK GMBH	WIEN - AUSTRIA	100 00		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	(a)
LEASFINANZ GMBH	WIEN - AUSTRIA	100 00		100.00	LF BETEILIGUNGEN GMBH	(a)
LEASFINANZ MOBILIENVERMIETUNG GMBH	WIEN - AUSTRIA	100 00		100.00	LEASFINANZ GMBH	(a)
LEASING 431 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	20 40		20.40	CALG IMMOBILIEN LEASING GMBH	(a)
LEASING 439 GMBH	WIEN - AUSTRIA	50.00		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
LEGATO LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LELEV IMMOBILIEN LEASING GESELLSCHAFT M B H.	WIEN - AUSTRIA	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
LENG LOI LIMITED	HONG KONG - HONG KONG	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
LF BETEILIGUNGEN GMBH	WIEN - AUSTRIA	100.00		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	(a)
LFL LUFTFAHRZEUG LEASING GMBH	HAMBURG - GERMANY	100.00		100 00	HVB LEASING GMBH	(a)
LIBA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	50 00		49.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LIFE BRITANNIA GP LIMITED	MIDDLESEX - GREAT BRITAIN	100.00		100.00	LIFE BRITANNIA MANAGEMENT GMBH (EX MLI MUNCHENER LEASING & INVESTITION ELFTE GMBH)	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
LIFE BRITANNIA MANAGEMENT GMBH	GRUNWALD - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE GMBH & CO.DRITTE KG	MUNICH - GERMANY	100.00		100.00	HVBFF BETEILIGUNGSTREUHAND GMBH	(a)
LIFE MANAGEMENT ZWEITE GMBH	GRUNWALD - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE MANGAGEMENT ERSTE GMBH	MUNICH - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE SCIENCE I BETEILIGUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	(a)
LIFE VERWALTUNGS DRITTE GMBH	MUNICH - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE VERWALTUNGS ERSTE GMBH	MUNICH - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIFE VERWALTUNGS ZWEITE GMBH	GRUNWALD - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
LIMITED LIABILITY COMPANY "B.A. REAL ESTATE"	MOSCOW - RUSSIA	100.00		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
LINO HOTEL-LEASING GMBH	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LIPARK LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
LISEURO SPA	UDINE - ITALY	35.11	35.11		UNICREDITO ITALIANO SPA	(a)
LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
LNC (SPV-AMC) CORP	ALABANG - PHILIPPINES	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) INC.	(a)
LNC INVESTMENT HOLDING INC	MAKATI CITY - PHILIPPINES	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) INC.	(a)
LNC3 ASSET MANAGEMENT INC.	ALABANG - PHILIPPINES	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) INC.	(a)
LOCAT LEASING CROATIA D.O.O.	ZAGREB - CROATIA	100.00		100.00	LOCAT SPA	(a)
LOCAT RENT SPA	MILAN - ITALY	50.00		50.00	LOCAT SPA	(a)
LOCAT SPA	BOLOGNA - ITALY	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
LORIT IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	25.00		25.00	CALG IMMOBILIEN LEASING GMBH	(a)
M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT MOBILIEN LEASING GMBH	(a)
M.A.I.L. ALPHA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B. H. & CO. MCL THETA K	WIEN - AUSTRIA	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. CEE PROPERTY INVEST GMBH	WIEN - AUSTRIA	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. ETA REAL ESTATE MANAGEMENT S.R.O. .	PRAGUE - CZECH REPUBLIC	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		99.95	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
				0.05	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. GAMMA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. IMMOBILIEN GESELLSCHAFT M.B.H. & CO. KG	WIEN - AUSTRIA	100.00		100.00	REAL INVEST IMMOBILIEN GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH	WIEN - AUSTRIA	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO SEKUNDA KEG	WIEN - AUSTRIA	100.00		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO. PRIMERA KEG	WIEN - AUSTRIA	100.00		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PROPERTY INVEST GMBH & CO. DELTA KEG	WIEN - AUSTRIA	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
M.A.I.L. PROPERTY INVEST GMBH & CO. GAMMA KEG	WIEN - AUSTRIA	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. REAL ESTATE MANAGEMENT JOTA BRATISLAVA S.R.O.	BRATISLAVA - SLOVAKIA	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
M.A.I.L. ZETA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100 00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
MANDA-INVEST DIONICKO DRUSTVO IN LIQUIDATION	ZAGREB - CROATIA	50.00		50.00	ZAGREBACKA BANKA DD	(a)
MARIENPLATZ GROSSGARAGE GMBH	MUNICH - GERMANY	66 67		66.67	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MARINA CITY ENTWICKLUNGS AG	WIEN - AUSTRIA	25.00		25.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
MARKETING ZAGREBACKE BANKE D.O.O.	ZAGREB - CROATIA	100 00		100.00	ZAGREBACKA BANKA DD	(a)
MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ - SPAIN	100.00		100.00	BACA PEGASUS LEASING GMBH	(a)
MATHER MA LEASING GMBH & CO OHG	WIEN - AUSTRIA	100 00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M B.H.	(a)
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MC MARKETING GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MC RETAIL GMBH	WIEN - AUSTRIA	100.00		100.00	MC MARKETING GMBH	(a)
MEDIA DRUCK GMBH	TULLN - AUSTRIA	20.00		20.00	MEZZANIN FINANZIERUNGS AG	(a)
MEDIOINVEST SRL	PERUGIA - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
MEGADYNE INTERMEDIA SRL	MATHI (TO) - ITALY	100.00		100 00	UNICREDIT BANCA D'IMPRESA SPA	(b)
MEGAPARK INVEST GMBH	WIEN - AUSTRIA	40.00		40 00	PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	(a)
MELISSE IMMOBILIENBESITS GMBH	WIEN - AUSTRIA	99.80		99 80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100 00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH	MUNICH - GERMANY	100.00		100 00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH & CO. VERWALTUNGS KG	MUNICH - GERMANY	100 00		100 00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
MERIAN GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		94.00	HVB IMMOBILIEN AG	(a)
				6 00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MERKURHOF GRUNDSTUCKSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG - GERMANY	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
METIS SPA	MILAN - ITALY	17.47	17.47		UNICREDITO ITALIANO SPA	(a)
METROPOLIS SP. ZO.O.	WARSAW - POLAND	100 00		100.00	BPH REAL ESTATE SA	(a)
MEZZANIN FINANZIERUNGS AG	WIEN - AUSTRIA	56.67		56.67	BANK AUSTRIA CREDITANSTALT AG	(a)
MFG FLUGHAFEN-GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH & CO BETA KG		10.56		10.56	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MFT MULTIFUNKTIONALE TRAININGSGERATE GMBH	GUNTRAMSDORF - AUSTRIA	73.95		73.95	EK MITTELSTANDSFINANZIERUNGS AG	(a)
MID GARAGEN GMBH	WIEN - AUSTRIA	100.00		100 00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B H.	(a)
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MILLETERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT BERLIN-BRANDENBURG GMBH	SCHWERIN - GERMANY	11.56		11.56	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT MECKLENBURG-VORPOMMERN MBH	SCHWERIN - GERMANY	15.40		15.40	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN MBH	DRESDA - GERMANY	11.84		11.84	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN-ANHALT MIT BESCHRANKTER HAFTUNG	MAGDEBURGO - GERMANY	12.70		12.70	BAYERISCHE HYPO UND VEREINSBANK AG	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT THURINGEN MBH	ERFURT - GERMANY	13.38		13.38	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MIZUHO CORPORATE BANK - BA INVESTMENT - CONSULTINGGMBH	WIEN - AUSTRIA	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MLI MUNCHENER LEASING & INVESTITION DREIZEHNTE GMBH	MUNICH - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MLI MUNCHENER LEASING & INVESTITION VIERZEHNTE GMBH	MUNICH - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MLI MUNCHENER LEASING & INVESTITON SIEBTE GMBH	MUNICH - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MM OMEGA PROJEKTENTWICKLUNGS GMBH	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
MOBILITY CONCEPT GMBH	MUNICH - GERMANY	60.00		60.00	HVB LEASING GMBH	(a)
MOC VERWALTUNGS GMBH	MUNICH - GERMANY	23.00		23.00	HVB PROJEKT GMBH	(a)
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH - GERMANY	23.00		23.00	HVB PROJEKT GMBH	(a)
MOGRA LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
MOLL HOLDING GESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
MONDUZZI EDITORE SPA	BOLOGNA - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
MOTEL LE QUERCE SRL	PERUGIA - ITALY	32.50		32.50	UNICREDIT BANCA D'IMPRESA SPA	(b)
MOTION PICTURE MARKETS GMBH & CO KG	GRUNWALD - GERMANY	50.00		50.00	BIL BETEILIGUNGSTREUHAND GMBH	(a)
MOTION PICTURE MARKETS HOLDING GMBH	GRUNWALD - GERMANY	33.33		33.33	MOVIE MARKET BETEILIGUNGS GMBH	(a)
MOTION PICTURE PRODUCTION GMBH	GRUNWALD - GERMANY	51.20		51.20	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET BETEILIGUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET DRITTE PRODUKTIONS GMBH IN LIQUIDATION	GRUNWALD - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET ERSTE PRODUKTIONS GMBH IN LIQUIDATION	GRUNWALD - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MOVIE MARKET ZWEITE PRODUKTIONS GMBH IN LIQUIDATION	GRUNWALD - GERMANY	100.00		100.00	HVB FONDSFINANCE GMBH	(a)
MOZFUND (PROPRIETARY) LIMITED	SANDTON - SOUTH AFRICA	12.50		12.50	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
MTS-CETO SA	WARSAW - POLAND	11.28		5.68	BANK BPH SA	(a)
				2.89	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
				2.71	BANK PEKAO SA	(a)
MUHOGA MUNCHNER HOCHGARAGEN GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH - GERMANY	25.00		25.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MUTNEGRA BETEILIGUNGS- UND VERWALTUNGS-GMBH	HAMBURG - GERMANY	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
MY BETEILIGUNGS GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY DREI HANDELS GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
MY FUNF HANDELS GMBH	WIEN - AUSTRIA	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
N665UA OFFSHORE GP, LLC	GEORGE TOWN - CAYMAN ISLANDS	33.33		33.33	BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
NADINION VERWALTUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
NAKUPNI PARK KRETA S.R.O.	WIEN - AUSTRIA	19.09		19.09	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	57.50		51.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				6.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NEUBAU AUGASSE 9 ERRICHTUNGS- UND VERMIETUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
NINGBO HOLDING GMBH	MUNICH - GERMANY	100.00		100.00	HVB PRINCIPAL EQUITY GMBH	(a)
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	95.00		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
NORD AUTO PIMAZZONI SPA IN LIQUIDATION	VERONA - ITALY	50.00		50.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
NORDINVEST NORDDEUTSCHE INVESTMENT-GESELLSCHAFT M.B.H.	HAMBURG - GERMANY	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
NOTARTREUHANDBANK AG	WIEN - AUSTRIA	25.00		25.00	BANK AUSTRIA CREDITANSTALT AG	(a)
NOVA BANJALUCKA BANKA AD	BANJA LUKA - BOSNIA & HERZEGOVINA	90.93		90.93	BANK AUSTRIA CREDITANSTALT AG	(a)
NXP CO-INVESTMENT PARTNERS VIII L.P.	LONDON - GREAT BRITAIN	85.00		85.00	HVB CAPITAL PARTNERS AG	(a)
OAK RIDGE INVESTMENT LLC	WILMINGTON - USA	49.00		49.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
OBERBANK AG	LINZ - AUSTRIA	34.55		33.06	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
				1.49	BANK AUSTRIA CREDITANSTALT AG	(a)
OBERBANK KB LEASING GESELLSCHAFT M.B.H.	LINZ - AUSTRIA	24.00		24.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
OBEROSTERREICHISCHE UNTERNEHMENSBETEILIGUNGSGESELLSCHAFT M.B.H.	LINZ - AUSTRIA	10.93		10.93	BANK AUSTRIA CREDITANSTALT AG	(a)
OBJEKT SECUNDA V.O.S.	PRAGUE - CZECH REPUBLIC	100.00		100.00	REAL INVEST PROPERTY GMBH & CO ETA KEG	(a)
OBJEKT TERTIA V.O.S.	PRAGUE - CZECH REPUBLIC	100.00		100.00	REAL INVEST PROPERTY GMBH & CO ETA KEG	(a)
OBJEKT-LEASE GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	50.00		49.23	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				0.77	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	WIEN - AUSTRIA	49.15		24.75	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
				16.14	BANK AUSTRIA CREDITANSTALT AG	(a)
				8.26	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
OKOLOGISCHER GEWERBEPARK ENTWICKLUNGS GMBH NFG OEG	WIEN - AUSTRIA	99.80		99.80	CALG ANLAGEN LEASING GMBH	(a)
OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GRUNDSTUCKSENTWICKLUNGS KG	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
OLYMPUS @ HCS S.A. IN LIQUIDATION	MANGALIA - ROMANIA	20.00		20.00	UNICREDIT TIRIAC BANK SA	(a)
OMNIA GRUNDSTUCKS-GMBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. BETRIEBS KG	MUNICH - GERMANY	100.00		94.00	HVB IMMOBILIEN AG	(a)
				6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG	MUNICH - GERMANY	100.00		94.00	HVB IMMOBILIEN AG	(a)
				6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT HAIDENAUPLATZ KG	MUNICH - GERMANY	100.00		94.00	HVB IMMOBILIEN AG	(a)
				6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH - GERMANY	100.00		94.00	HVB IMMOBILIEN AG	(a)
				6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKTE SYLT KG	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)

NAME	MAIN OFFICE	%			PARENT COMPANY	TYPE OF OWNERSHIP
		TOTAL	DIRECT	INDIRECT		
OOO "IMB LEASING COMPANY"	MOSCOW - RUSSIA	100.00		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
OPTIMA FINANCIAL SERVICES E.O.O.D.	SOFIA - BULGARIA	100.00		100.00	UNICREDIT BULBANK AD	(a)
ORBIT ASSET MANAGEMENT LIMITED	HAMILTON - BERMUDA	50.00		50.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	(a)
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
OSCA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH & CO. KG	GRUNWALD - GERMANY	18.00		18.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
OSTERREICHISCHE WERTPAPIERDATEN SERVICE GMBH	WIEN - AUSTRIA	29.50		29.50	BANK AUSTRIA CREDITANSTALT AG	(a)
OTEGAU OSTTHURINGER ENTWICKLUNGSGESELLSCHAFT MBH ARBEIT UND UMWELT	GERA - GERMANY	23.40		23.40	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH - GERMANY	100.00		60.00	T & P VASTGOED STUTTGART B.V.	(a)
				30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
				10.00	HVB PROJEKT GMBH	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH - GERMANY	100.00		60.00	T & P VASTGOED STUTTGART B.V.	(a)
				30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
				10.00	HVB PROJEKT GMBH	(a)
OTHMARSCHEN PARK HAMBURG WOHN- UND GEWERBEPARK GMBH	MUNICH - GERMANY	51.00		51.00	HVB PROJEKT GMBH	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH	WIEN - AUSTRIA	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OEG	WIEN - AUSTRIA	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALATIN GRUNDSTUCKVERWALTUNGS GESELLSCHAFT M.B.H.	STOCKERAU - AUSTRIA	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PANEM ITALIA SPA	MUGGIO' (MI) - ITALY	80.90		80.90	UNICREDIT BANCA D'IMPRESA SPA	(b)
PANHANS MASCHINENBAU GMBH	MICHELDORF - AUSTRIA	49.00		49.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		94.00	HVB IMMOBILIEN AG	(a)
				6.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				0.20	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PASC SRL IN BANKRUPTCY	ROME - ITALY	100.00		100.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PBK PROPERTY SP. Z.O.O. IN LIQUIDATION	WARSAW - POLAND	100.00		100.00	BANK BPH SA	(a)
PEGASUS BAUTRAGER GMBH	MUNICH - GERMANY	100.00		93.85	HVB IMMOBILIEN AG	(a)
				6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PEGASUS PROJECT STADTHAUS HALLE GMBH	MUNICH - GERMANY	100.00		93.85	HVB IMMOBILIEN AG	(a)
				6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PEKAO ACCESS SP. Z.O.O.	WARSAW - POLAND	55.26		55.26	BANK PEKAO SA	(a)
PEKAO FAKTORING SP. Z.O.O.	LUBLIN - POLAND	100.00		100.00	BANK PEKAO SA	(a)
PEKAO FINANCIAL SERVICES SP. Z.O.O.	WARSAW - POLAND	100.00		100.00	BANK PEKAO SA	(a)
PEKAO FUNDUSZ KAPITALOWY SP. Z.O.O.	WARSAW - POLAND	100.00		100.00	BANK PEKAO SA	(a)
PEKAO IMMOBILIER SARL	PARIS - FRANCE	100.00		100.00	BANK PEKAO SA	(a)
PEKAO LEASING SP ZO.O.	WARSAW - POLAND	100.00		100.00	BANK PEKAO SA	(a)
PEKAO PIONEER P.T.E. SA	WARSAW - POLAND	100.00		65.00	BANK PEKAO SA	(a)
				35.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PELOPS LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PENSION CONSULT BERATUNGSGESELLSCHAFT FUR ALTERSVORSORGE MBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PERTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		93 85	HVB IMMOBILIEN AG	(a)
				6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PESTSZENTIMREI SZAKORVOSI RENDELO KFT.	BUDAPEST - HUNGARY	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30 00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H	(a)
PHG POS - HANDELSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	33.33		33 33	VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	(a)
PHILIPP HOLZMANN AG INHABER AKTIEN NICHT NOTIERT	FRANKFURT AM MAIN - GERMANY	11.46		11.46	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PIANA LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON - BERMUDA	100 00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN - IRELAND	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN - ITALY	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	RAANANA - ISRAEL	100.00		100 00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER - USA	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS UK LIMITED IN LIQUIDATION	LONDON - GREAT BRITAIN	100.00		100 00	KI (7) LIMITED IN LIQUIDAZIONE	(a)
PIONEER ASSET MANAGEMENT AS	PRAGUE - CZECH REPUBLIC	100.00		100 00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ASSET MANAGEMENT SAI. SA	BUCHAREST - ROMANIA	99.98		96.01	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
				3.97	UNICREDIT TIRIAC BANK SA	(a)
PIONEER ASSET MANAGEMENT SA	LUXEMBOURG - LUXEMBOURG	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER CZECH FINANCIAL COMPANY S.R.O.	PRAGUE - CZECH REPUBLIC	100.00		100 00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER FUNDS DISTRIBUTOR INC	BOSTON - USA	100.00		100.00	PIONEER INVESTMENT MANAGEMENT INC	(a)
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN - ITALY	100.00	100 00		UNICREDITO ITALIANO SPA	(a)
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON - BERMUDA	100.00		100 00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS LIMITED	DUBLIN - IRELAND	100 00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	MELBOURNE - AUSTRALIA	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG - HONG KONG	100.00		100 00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI - TAIWAN	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	NEW CASTLE - GREAT BRITAIN	100.00		100 00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENTS AUSTRIA GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PIONEER INVESTMENT COMPANY AS	PRAGUE - CZECH REPUBLIC	100.00		100 00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST - HUNGARY	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON - USA	100 00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN - IRELAND	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT LLC	MOSCOW - RUSSIA	100 00		99.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
				1.00	PIONEER CZECH FINANCIAL COMPANY S.R.O.	(a)
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON - USA	100 00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT SOCIETA' DI GESTIONE DEL RISPARMIO PER AZIONI	MILAN - ITALY	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON - USA	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PIONEER INVESTMENTS KAPITALANLAGEGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER PEKAO INVESTMENT FUND COMPANY SA	WARSAW - POLAND	100.00		100.00	PIONEER PEKAO INVESTMENT MANAGEMENT SA	(a)
PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW - POLAND	100.00		51.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
				49.00	BANK PEKAO SA	(a)
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSAW - POLAND	25.00		25.00	BANK PEKAO SA	(a)
PKBL S.A. IN LIQUIDATION	WARSAW - POLAND	84.79		84.79	FINAL HOLDING SP.Z.O.O.	(a)
PLAN TRADE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
PLANETHOME AG	MUNICH - GERMANY	99.90		99.90	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
PLANETHOME GMBH	MANNHEIM - GERMANY	100.00		100.00	PLANETHOME AG	(a)
PLEIADE SRL	MILAN - ITALY	100.00		100.00	I-FABER SOCIETA PER AZIONI	(a)
PLOTTOS VERWALTUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS O	WIEN - AUSTRIA	100.00		99.90	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	(a)
				0.10	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
POLIMAR 13 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW - POLAND	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
POLIMAR 6 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW - POLAND	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
POLISH BANKING SYSTEM SA IN LIQUIDATION	WARSAW - POLAND	48.90		48.90	BANK BPH SA	(a)
POLSKA PRASA LOKALNA HOLDING SA	MAZOVIECKIE - POLAND	21.30		21.30	BANK BPH SA	(a)
POMINVEST DD	SPLIT - CROATIA	88.95		88.95	ZAGREBACKA BANKA DD	(a)
PORA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PORTIA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
POSATO LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PPD DRESSO-COLOR SP Z.O.O.	WARSAW - POLAND	10.20		10.20	BANK BPH SA	(a)
PPP BUDPRESS SP Z.O.O. IN LIQUIDATION	WARSAW - POLAND	38.21		38.21	BANK BPH SA	(a)
PRACOWNICZE TOWARZYSTWO EMERYTALNE SA	WARSAW - POLAND	19.78		19.78	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PRIMEO FUND LIMITED	GEORGE TOWN - CAYMAN ISLANDS	100.00		100.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	(a)
PRIMEO MULTI-STRATEGY FUND LIMITED	GRAND CAYMAN - CAYMAN ISLANDS	100.00		100.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	(a)
PROCON MULTIMEDIA AKTIENGESELLSCHAFT	HAMBURG - GERMANY	25.00		25.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
PROJEKTENTWICKLUNG SCHONEFELD VERWALTUNGSGESELLSCHAFT M.B.H.	STUTTGART - GERMANY	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
PROJEKT-GBR KRONSTADTER STRASSE MUNCHEN	MUNICH - GERMANY	75,00		75,00	HVB TECTA GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
PRUNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREB - CROATIA	100.00		100.00	ZAGREBACKA BANKA DD	(a)
PRZEDSIEBIORSTWO POLIGRAFICZNO WYDAWNICZE UNIPROM SA (IN BANKRUPTCY)	WARSAW - POLAND	10.64		10.64	PEKAO FUNDUSZ KAPITALOWY SP. Z O O.	(a)
PURGE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	50.00		50.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUADRANT ADVISORY MANAGEMENT SA	BUCHAREST - ROMANIA	100.00		100.00	PIONEER ASSET MANAGEMENT SAI. SA	(a)
QUADRATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		93.85	HVB IMMOBILIEN AG	(a)
				6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	99.80		99.80	CALG ANLAGEN LEASING GMBH	(a)
QUERCIA FUNDING SRL	VERONA - ITALY	65,00		65.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
QUERCIA SOFTWARE SPA	VERONA - ITALY	100.00		100.00	UNICREDIT GLOBAL INFORMATION SERVICES SPA	(a)
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B H	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUINTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		93.85	HVB IMMOBILIEN AG	(a)
				6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
R.Z.W. CIMDATA AG	WEIMAR - AUSTRIA	31.48		31.48	EK MITTELSTANDSFINANZIERUNGS AG	(a)
RAFFAELLO LUXEMBOURG S C.A.	LUXEMBOURG - LUXEMBOURG	15.24		15.24	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
RAILTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
RAMIUS HVB PARTNERS LLC	NEW YORK - USA	50.00		50.00	HVB ALTERNATIVE ADVISORS LLC	(a)
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	WIEN - AUSTRIA	99.90		99.90	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
RANDUS BETEILIGUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
RE-ST.MARX HOLDING GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
REAL ESTATE MANAGEMENT POLAND SP. Z O O.	WARSAW - POLAND	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
REAL INVEST ASSET MANAGEMENT CZECH REPUBLIC S R.O.	PRAGUE - CZECH REPUBLIC	100.00		90.00	BA-CA REAL INVEST ASSET MANAGEMENT GMBH	(a)
				10.00	M.A.I.L. . FINANZBERATUNG GESELLSCHAFT M.B H.	(a)
REAL INVEST IMMOBILIEN GMBH	WIEN - AUSTRIA	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH	WIEN - AUSTRIA	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH & CO ETA KEG	WIEN - AUSTRIA	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO SPB JOTA KEG	WIEN - AUSTRIA	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO ZETA KEG	WIEN - AUSTRIA	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY GMBH & CO. EPSILON KEG	WIEN - AUSTRIA	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST PROPERTY JOTA IMMOBILIENVERWERTUNGS GMBH	WIEN - AUSTRIA	100.00		100.00	REAL INVEST PROPERTY GMBH	(a)
REAL INVEST VERMOGENSBERATUNG GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
REALITATEN-DEVELOPMENT GMBH	WIEN - AUSTRIA	26.67		26.67	RE-ST.MARX HOLDING GMBH	(a)
REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
REAL-RENT LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
RECHTSVERFOLGUNGSGEMEINSCHAFT FLOWTEX SCHADEN GDBR	MUNICH - GERMANY	15.19		15.19	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	99.80		99.80	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
REMBRA LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
RENAULT LEASING CZ, S.R.O.	PRAGUE - CZECH REPUBLIC	50.00		50.00	CAC LEASING, AS	(a)
RHOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		93.85	HVB IMMOBILIEN AG	(a)
				6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
RIL II RAIFFEISEN IMMOBILIEN LEASING GES.M.B.H.	WIEN - AUSTRIA	50.00		50.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
RISTORANTE TRASIMENO SRL	PERUGIA - ITALY	57.00		57.00	UNICREDIT BANCA SPA	(b)
ROLIN GRUNDSTUCKSPLANUNGS- UND - VERWALTUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
ROMCARD SA	BUCHAREST - ROMANIA	20.00		20.00	UNICREDIT TIRIAC BANK SA	(a)
ROMWOOL S.A. IN LIQUIDATION	BUCHAREST - ROMANIA	16.40		16.40	UNICREDIT TIRIAC BANK SA	(a)
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH - GERMANY	90.00		90.00	HVB PROJEKT GMBH	(a)
RONDO LEASING GMBH	WIEN - AUSTRIA	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
RONNDRIESCH 4 HOLDING (LUXEMBURG) SA	LUXEMBOURG - LUXEMBOURG	17.50		17.50	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB TECTA GMBH	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG I.L.	MUNICH - GERMANY	97.00		97.00	HVB TECTA GMBH	(a)
RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
RUDOLF PIBER 2001 GMBH	WIEN - AUSTRIA	100.00		100.00	BA-CA MARKETS & INVESTMENT BETEILIGUNG GES.M.B.H.	(a)
RWF REAL - WERT GRUNDSTUCKSVERMIETUNGSGESELLSCHAFTM.B.H. & CO. OBJEKT WIEN-HIETZING KOMMANDITGESELL-SCHAFT	WIEN - AUSTRIA	100.00		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
S.A.S.E. SPA	PERUGIA - ITALY	11.38	11.38		UNICREDITO ITALIANO SPA	(a)
S.I.CRE.F. SRL IN BANKRUPTCY	VERONA - ITALY	16.00	16.00		UNICREDITO ITALIANO SPA	(a)
S.I.E. SYSTEM INDUSTRIE ELECTRONIC AG	LUSTENAU - AUSTRIA	14.71		14.71	EK MITTELSTANDSFINANZIERUNGS AG	(a)
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE - SAN MARINO REPUBLIC	50.00		50.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SA	(a)
S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
SAET - SOCIETA' APPLICAZIONI ELETTRO TERMICHE SPA	TURIN - ITALY	23.68		23.68	UNICREDIT BANCA D'IMPRESA SPA	(b)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG SAARLAND	MUNICH - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH - GERMANY	100.00		97.78	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
				2.22	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
SALZBURGER UNTERNEHMENSBETEILIGUNGSGESELLSCHAFT M.B.H.	SALZBURG - AUSTRIA	14.28		14.28	BANK AUSTRIA CREDITANSTALT AG	(a)
SAN GIUSTO SEA CENTER SPA	TRIESTE - ITALY	81.00		81.00	UNICREDIT BANCA SPA	(b)
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. FRANKFURT CITY WEST OFFICE CENTER UND WOHNBAU KG	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
SAS-REAL KFT.	BUDAPEST - HUNGARY	100.00		99.98	UNICREDIT BANK HUNGARY ZRT.	(a)
				0.02	UNICREDIT FACTORING PENZUGYI SZOLGALTATO ZRT	(a)
SASIM SRL	AREZZO - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
SAUR CO-INVEST FCPR	PARIS - FRANCE	10.53		10.53	HVB CAPITAL PARTNERS AG	(a)
SAVKA LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHLOSSBERG-PROJEKTENTWICKLUNGS-GMBH UND CO 683 KG	MUNICH - GERMANY	100.00		88.89	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
				11.11	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-	(a)
SCHOELLER LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		60.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
				40.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHOELLER LEASING GESELLSCHAFT MBH & CO. KG	WIEN - AUSTRIA	100.00		100.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
SCHOELLERBANK AKTIENGESELLSCHAFT	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SCHOELLERBANK INVEST AG	SALZBURG - AUSTRIA	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. 'NEUES WOHNEN' KG	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. DORFANGER KG	MUNICH - GERMANY	90.00		90.00	HVB PROJEKT GMBH	(a)
SCHUL- UND AMTSGEBAUDE GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	GRAZ - AUSTRIA	33.33		33.33	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHULERRICHTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SCHWABISCHE BANK AG	STUTTGART - GERMANY	25.05		25.05	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SCI PLATEU DE GUYANCOURT	GUYANCOURT - FRANCE	14.98		14.98	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SCIPOMAR SA IN LIQUIDATION	MARAMURES - ROMANIA	17.41		17.41	UNICREDIT TIRIAC BANK SA	(a)
SE. AM. SERVIZI AMMINISTRATIVI SRL	RIMINI - ITALY	100.00		100.00	UNICREDIT BANCA SPA	(b)
SECA-LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		75.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
SELFOSS BETEILIGUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
SEMPER CAPITAL BETEILIGUNGSMANAGEMENT GMBH	WIEN - AUSTRIA	24.41		24.41	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SENIORENWOHNHEIM TROFAIACH GESELLSCHAFT MBH & CO KEG	LOEBEN - AUSTRIA	100.00		66.67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				33.33	KAMILLE SENIORENRESIDENZ IMMOBILIEN GMBH	(a)
SERVIZI VENETI ECOLOGICI SPA IN BANKRUPTCY	ROVIGO - ITALY	79.66		79.66	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN - AUSTRIA	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
SFB CAPITAL MARKET AD	SOFIA - BULGARIA	10.20		10.20	UNICREDIT BULBANK AD	(a)
SFB STOCKERAUER FINANZIERUNGSBERATUNGS- UND BETEILIGUNGS GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SFS FINANCIAL SERVICES GMBH	WIEN - AUSTRIA	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SHOPLN CARD BETRIEBS GMBH	KLAGENFURT - AUSTRIA	33.33		33.33	CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	(a)
SHOPPING CENTER GYOR ERRICHTUNGS UND BETRIEBSGESELLSCHAFT M.B.H.	BUDAPEST - HUNGARY	100.00		95.00	BUSINESS CITY MANAGEMENT GMBH	(a)
				5.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SHS LEASING GMBH	WIEN - AUSTRIA	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				1.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
S.I.F.A. SOCIETA' INDUSTRIALE FINANZIARIA SPA IN LIQUIDATION	REANA DEL ROYALE (UD) - ITALY	37.04		37.04	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
SIA "UNICREDIT LEASING"	RIGA - LATVIA	100.00		51.00	AS UNICREDIT BANK	(a)
				49.00	HVB LEASING GMBH	(a)
SIA - SSB SPA		17.65	17.65		UNICREDITO ITALIANO SPA	(a)
SIATA SOCIETA' INDUSTRIA ATTREZZATURE TURISTICHE ALBERGHIERE SPA IN BANKRUPTCY	CAMPOBASSO - ITALY	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(b)
SIGMA HOLDING INGATLANSZOLGALTATO KFT.	BUDAPEST - HUNGARY	95.00		95.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SIGMA LEASING GMBH	WIEN - AUSTRIA	100.00		99.60	CALG ANLAGEN LEASING GMBH	(a)
				0.40	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
SIMON VERWALTUNGS-AKTIENGESELLSCHAFT I.L.	MUNICH - GERMANY	99.98		99.98	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SINERA AG	ZURICH - SWISS	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY	100.00		95,00	SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUN	(a)
				5.00	HVB PROJEKT GMBH	(a)
SK BV GRUNDSTUCKSENTWICKLUNG GMBH & CO. KG	COLOGNE - GERMANY	25,00		25.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
SK BV GRUNDSTUCKSENTWICKLUNG VERWALTUNG GMBH	COLOGNE - GERMANY	50,00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
SKOGAR GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
SM-END-2-END.DE AG	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SOCIETA DELLA FERROVIA FRIULANA SPA IN LIQUIDATION	GORIZIA - ITALY	18.57	18.57		UNICREDITO ITALIANO SPA	(a)
SOCIETA' AREE INDUSTRIALI ED ARTIGIANALI - S.A.I.A. SPA	VERBANIA - ITALY	10.08	10.08		UNICREDITO ITALIANO SPA	(a)
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH - GERMANY	94.90		94.90	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
SOLE-FELSEN-BAD WALDVIERTEL GMBH	GMUND - GERMANY	57.00		57.00	GRUNDERFONDS GMBH & CO KEG	(a)
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
SONATA LEASING-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		99.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				1.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
SP PROJEKTENTWICKLUNG SCHONEFELD GMBH & CO.KG	STUTTGART - GERMANY	50.00		50.00	BANK AUSTRIA CREDITANSTALT AG	(a)
SPARKASSEN-HAFTUNGS AKTIENGESELLSCHAFT	WIEN - AUSTRIA	28.26		28.26	BANK AUSTRIA CREDITANSTALT AG	(a)
SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
SPREE GALERIE HOTELBETRIEBSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	ARGENTAURUS IMMOBILIEN-VERMIETUNGS-UND VERWALTUNGS GMBH	(a)
SR IMMOBILIEN VERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
SRQ FINANZPARTNER AG	BERLIN - GERMANY	52.52		52.52	DAB BANK AG	(a)
STADION CENTER EINKAUFS=ERRICHTUNGS GMBH	WIEN - AUSTRIA	50.00		50.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
STADTEBAULICHE ENTWICKLUNGSGESELLSCHAFT KELKHEIM/TS MIT BESCHRANKTER HAFTUNG	KELKHEIM/TAUNUS - GERMANY	40.00		40.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STARS GESCHAFTSFUHRUNGS- UND VERWALTUNGS-GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STARS GMBH & CO. KGAA	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STARTKAPITAL-FONDS AUGSBURG II GMBH	AUGSBURG - GERMANY	18.60		18.60	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
STATUS VERMOGENSVERWALTUNG GMBH	HAMBURG - GERMANY	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		76.00	MID GARAGEN GMBH	(a)
				24.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
STEYBA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B H.	WIEN - AUSTRIA	50.00		50.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
STRUCTURED LEASE GMBH	GRUNWALD - GERMANY	100.00		100 00	HVB LEASING GMBH	(a)
STUDIENGESELLSCHAFT FUR ZUSAMMENARBEIT IM ZAHLUNGSVERKEHR (STUZZA) GMBH	WIEN - AUSTRIA	12.50		10.71	BANK AUSTRIA CREDITANSTALT AG	(a)
				1.79	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SUNTO SRL	MILAN - ITALY	80 00		80 00	UNICREDIT BANCA D'IMPRESA SPA	(b)
SVILUPPO GLOBALE GEIE	ROME - ITALY	25.00	25.00		UNICREDITO ITALIANO SPA	(a)
SYNESIS FINANZIARIA SPA IN LIQUIDATION	TURIN - ITALY	25.00	25.00		UNICREDITO ITALIANO SPA	(a)
SYNTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100 00		93.85	HVB IMMOBILIEN AG	(a)
				6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM - NETHERLANDS	87.50		87.50	HVB PROJEKT GMBH	(a)
T & P VASTGOED STUTTGART B.V.	AMSTERDAM - NETHERLANDS	87.50		87.50	HVB PROJEKT GMBH	(a)
TAI TAM LIMITED	LONDON - GREAT BRITAIN	100 00		100 00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TALISA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
TC PROJEKTVERWALTUNGSGES.M.B.H.	WIEN - AUSTRIA	99 80		99 80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TCHA IMMOBILIEN VERWALTUNGS-GMBH	MUNICH - GERMANY	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
TC-PRIMA PROJEKTVERWALTUNGS GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100 00		100.00	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
TC-QUARTA PROJEKTVERWALTUNGSGESELLSCHAFT M B.H.	WIEN - AUSTRIA	100 00		100 00	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
TC-QUINTA IMMOBILIENERRICHTUNGSGESELLSCHAFT M.B.H	WIEN - AUSTRIA	100.00		99.80	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
				0.20	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B H.	WIEN - AUSTRIA	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B H.	(a)
TC-SECUNDA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-TERTIA PROJEKTVERWALTUNGSGESELLSCHAFT M.B H.	WIEN - AUSTRIA	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TECHNOLOGIE- UND GRUNDERZENTRUM GERA GMBH	GERA - GERMANY	23.80		23.80	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100 00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
TERRA MAGNA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
TERRCASA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH	MUNICH - GERMANY	75.00		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MUNICH - GERMANY	75.00		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. OBJEKTGESELLSCHAFT GRILLPARZERSTRASSE KG	MUNICH - GERMANY	75.00		75.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TERRONDA DEVELOPMENT B.V.	AMSTERDAM - NETHERLANDS	100.00		100.00	HVB PROJEKT GMBH	(a)
TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
THE ST. MARGARETS LIMITED PARTNERSHIP	GEORGE TOWN - CAYMAN ISLANDS	20.93		20.93	HVB ASSET LEASING LIMITED	(a)
THETA FUNF HANDELS GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
TIESSE TEXTILE SERVICE SRL IN LIQUIDATION	MILAN - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
TISHMAN SPEYER BERLIN FRIEDRICHSTRASSE KG	BERLIN - GERMANY	93.37		86.51	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
				6.86	HVB PROJEKT GMBH	(a)
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH - GERMANY	99.67		99.67	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
TL 1 TANK LEASING VERWALTUNGSGESELLSCHAFT M.B.H.	CAMIN - GERMANY	100.00		100.00	HVB LEASING GMBH	(a)
TLX SPA	MILAN - ITALY	50.00		50.00	UNICREDIT BANCA MOBILIARE SPA	(a)
TRANSTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		93.85	HVB IMMOBILIEN AG	(a)
				6.15	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. & CO BUROGEBAUDE OBERE DONAUSTRASSE 17-19 REVITALISIERUNGS KG	WIEN - AUSTRIA	100.00		100.00	TC-QUARTA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. C O. ARBEITERHEIM FAVO	WIEN - AUSTRIA	100.00		100.00	TC PROJEKTVERWALTUNGSGES.M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. C O. WOHNPARK PALTAUFGASSE VERMIETUNGS KG	WIEN - AUSTRIA	100.00		100.00	TC-TERTIA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
TREUCONSULT BETEILIGUNGSGESMBH U. CO. PALAIS LEITENBERGER REVITALISIERUNGS KG	WIEN - AUSTRIA	100.00		100.00	WBT WOHNPARK MARKHOFGASSE VERMIETUNGS-GMBH	(a)
TREVITEX SPA IN BANKRUPTCY	MILAN - ITALY	44.49		44.49	UNICREDIT BANCA D'IMPRESA SPA	(b)
TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
TRIPLE A RATING ADVISORS BERATUNG GES.M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
TRITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
TRITON GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
TRIVIMM SRL	VERONA - ITALY	51.00		51.00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(a)
UBF MITTELSTANDSFINANZIERUNGS AG	WIEN - AUSTRIA	24.10		24.10	BANK AUSTRIA CREDITANSTALT AG	(a)
UBITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH IN LIQUIDATION	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UDEKO HANDELSGESELLSCHAFT M.B.H.	LUXEMBOURG - LUXEMBOURG	24.90		24.90	HVB BANQUE LUXEMBOURG SOCIETE ANONYME	(a)
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		95.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
UI BETEILIGUNGSGESELLSCHAFT M.B.H.	FRANKFURT AM MAIN - GERMANY	19.00		19.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURG - GERMANY	100.00		100.00	ISB UNIVERSALE BAU GMBH	(a)
UNI GEBAUDEMANAGEMENT GMBH	LINZ - AUSTRIA	50.00		50.00	BA-CA-GVG-HOLDING GMBH	(a)
UNI IT SRL	LAVIS - ITALY	51.00		51.00	UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI	(a)
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT (SUISSE) BANK SA	LUGANO - SWISS	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT (SUISSE) TRUST SA	LUGANO - SWISS	100.00		100.00	UNICREDIT (SUISSE) BANK SA	(a)
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON - GREAT BRITAIN	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT AUDIT (IRELAND) LTD	DUBLIN - IRELAND	100.00		100.00	UNICREDIT AUDIT SPA	(a)
UNICREDIT AUDIT SPA	MILAN - ITALY	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT AUTO LEASING E O.O.D.	SOFIA - BULGARIA	100.00		100.00	UNICREDIT LEASING AD	(a)
UNICREDIT BANCA D'IMPRESA SPA	VERONA - ITALY	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT BANCA MOBILIARE SPA	MILAN - ITALY	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT BANCA PER LA CASA SPA	MILAN - ITALY	100.00		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT BANCA SPA	BOLOGNA - ITALY	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT BANK HUNGARY ZRT.	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BANK LTD	LUCK - UKRAINE	100.00		100.00	BANK PEKAO SA	(a)
UNICREDIT BANK SLOVAKIA AS	BRATISLAVA - SLOVAKIA	99.03		99.03	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BANK SRBIJA JSC	BEOGRAD - SERBIA	99.88		99.88	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT BEIJING CONSULTANTS COMPANY LTD	PEKING - CHINA	100.00		100.00	UNICREDIT CHINA CAPITAL LTD	(a)
UNICREDIT BROKER SPA	MILAN - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
UNICREDIT BULBANK AD	SOFIA - BULGARIA	90.30		90.30	BANK AUSTRIA CREDITANSTALT AG	(a)
			..		UNICREDITO ITALIANO SPA	(a)
UNICREDIT CA IB POLSKA SA	WARSAW - POLAND	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNICREDIT CHINA CAPITAL LTD	HONG KONG - HONG KONG	51.00		51.00	BAYERISCHE HYPO- UND VEREINSBANK AG	(a)
UNICREDIT CLARIMA A.D.	SOFIA - BULGARIA	100.00		50.10	UNICREDIT CLARIMA BANCA SPA	(a)
				49.90	UNICREDIT BULBANK AD	(a)
UNICREDIT CLARIMA BANCA SPA	MILAN - ITALY	100.00		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT DELAWARE INC	DOVER - USA	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT FACTORING EAD	MILAN - ITALY	100.00		100.00	UNICREDIT BULBANK AD	(a)
UNICREDIT FACTORING SPA	MILAN - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(a)
UNICREDIT FACTORING PENZUGYI SZOLGALTATO ZRT	BUDAPEST - HUNGARY	100.00		98.72	UNICREDIT BANK HUNGARY ZRT.	(a)
				1.28	SAS-REAL KFT.	(a)
UNICREDIT FLEET MANAGEMENT S.R.O.	BRATISLAVA - SLOVAKIA	100.00		100.00	UNICREDIT LEASING SLOVAKIA AS	(a)
UNICREDIT GLOBAL LEASING EXPORT GMBH	WIEN - AUSTRIA	100.00		100.00	UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	(a)
UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT GLOBAL INFORMATION SERVICES SPA	MILAN - ITALY	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT GLOBAL LEASING SPA	MONZA - ITALY	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT INFRASTRUTTURE SPA	TURIN - ITALY	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT INGATLANLIZING ZRT	BUDAPEST - HUNGARY	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBOURG - LUXEMBOURG	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT IRELAND FINANCIAL SERVICES PLC	DUBLIN - IRELAND	100.00		100.00	UNICREDITO ITALIANO BANK (IRELAND) PLC	(a)
UNICREDIT JELZALOGBANK ZRT.	BUDAPEST - HUNGARY	100.00		99.97	UNICREDIT BANK HUNGARY ZRT. (EX HVB BANK HUNGARY RT.)	(a)
				0.03	SAS-REAL KFT.	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT LEASING AD	SOFIA - BULGARIA	100.00		51.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				49.00	UNICREDIT BULBANK AD	(a)
UNICREDIT LEASING ADMINISTRARE S.R.L.	BUCHAREST - ROMANIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT LEASING AUTO BULGARIA EOOD	SOFIA - BULGARIA	100.00		100.00	UNICREDIT LEASING BULGARIA EAD	(a)
UNICREDIT LEASING BULGARIA EAD	SOFIA - BULGARIA	100.00		100.00	UNICREDIT BULBANK AD	(a)
UNICREDIT LEASING CORPORATION IFN SA	BUCHAREST - ROMANIA	100.00		79.70	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				20.00	UNICREDIT TIRIAC BANK SA	(a)
				0.10	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
				0.10	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
				0.10	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGREB - CROATIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT LEASING HUNGARY ZRT	BUDAPEST - HUNGARY	100.00		98.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				2.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
UNICREDIT LEASING IMMOTRUCK ZRT.	BUDAPEST - HUNGARY	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
UNICREDIT LEASING ROMANIA IFN SA	BUCHAREST - ROMANIA	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
				..	UNICREDIT TIRIAC BANK SA	(a)
UNICREDIT LEASING KFT	BUDAPEST - HUNGARY	100.00		96.67	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				3.33	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
UNICREDIT LEASING SLOVAKIA AS	BRATISLAVA - SLOVAKIA	100.00		44.90	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				35.20	CAC LEASING, AS	(a)
				19.90	UNICREDIT BANK SLOVAKIA AS	(a)
UNICREDIT LEASING SRBIJA D.O.O. BEOGRAD	BEOGRAD - SERBIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT LEASING TOB	KIEV - UCRAINA	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBOURG - LUXEMBOURG	100.00		100.00	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	(a)
UNICREDIT PRIVATE BANKING SPA	TURIN - ITALY	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI	COLOGNO MONZESE (MILAN) - ITALY	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT REAL ESTATE SPA	MILAN - ITALY	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDIT RENT D.O.O. BEOGRAD	BEOGRAD - SERBIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT SECURITIES SA	BUCHAREST - ROMANIA	100.00		100.00	UNICREDIT TIRIAC BANK SA	(a)
UNICREDIT TIRIAC BANK SA	BUCHAREST - ROMANIA	55.24		55.21	BANK AUSTRIA CREDITANSTALT AG	(a)
				0.01	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				0.01	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
				0.01	BANK AUSTRIA-CEE BETEILIGUNGS GMBH	(a)
				..	UNICREDIT LEASING ROMANIA IFN SA	(a)
				..	UNICREDIT SECURITIES SA	(a)
UNICREDIT XELION BANCA SPA	MILAN - ITALY	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT ZAGREBACKA BANKA DD	MOSTAR - BOSNIA & HERZEGOVINA	99.46	4.94		UNICREDITO ITALIANO SPA	(a)
				94.52	ZAGREBACKA BANKA DD	(a)
UNICREDITASSICURA SRL	MILAN - ITALY	100.00		100.00	UNICREDIT BANCA SPA	(a)
UNICREDIT-LEASING NEPTUNUS KFT	BUDAPEST - HUNGARY	100.00		70.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	VERONA - ITALY	100.00	97.81		UNICREDITO ITALIANO SPA	(a)
				2.19	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(a)
UNICREDITO ITALIANO BANK (IRELAND) PLC	DUBLIN - IRELAND	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK - USA	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK - USA	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK - USA	100.00		100.00	UNICREDITO ITALIANO FUNDING LLC III	(a)
UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK - USA	100.00		100.00	UNICREDITO ITALIANO FUNDING LLC IV	(a)
UNICREDITO ITALIANO FUNDING LLC I	DOVER - USA	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO FUNDING LLC II	DOVER - USA	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO FUNDING LLC III	DELAWARE - USA	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE - USA	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNIMANAGEMENT SRL	TURIN - ITALY	100.00	100.00		UNICREDITO ITALIANO SPA	(a)
UNION VERWALTUNGS- UND TREUHAND-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG - GERMANY	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
UNITAS WOHNBAU GES.M.B.H.	WIEN - AUSTRIA	49.00		49.00	BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG	(a)
UNIVERSALE BUCHHOLZ GBR	BERLIN - GERMANY	99.21		66.17	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
				33.04	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	(a)
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL POLAND SP.ZO.O.	WARSAW - POLAND	100.00		99.57	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
				0.43	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN - GERMANY	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST - HUNGARY	100.00		99.69	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
				0.31	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL REALITATEN GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE - CZECH REPUBLIC	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UPI POSLOVNI SISTEM D.O.O.	SARAJEVO - BOSNIA & HERZEGOVINA	69.43		48.80	UNICREDIT ZAGREBACKA BANKA DD	(a)
				20.63	ZANE BH D.O.O.	(a)
US PROPERTY INVESTMENTS INC.	DALLAS - USA	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
V.M.G. VERMIETUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
V. QUATTRO SPA	MESTRE - VENEZIA - ITALY	100.00		100.00	UNICREDIT BANCA D'IMPRESA SPA	(b)
VANDERBILT CAPITAL ADVISORS LLC	NEW YORK - USA	100.00		100.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
				25.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
VB PRIVATE EQUITY FUND I GBR	HAMBURG - GERMANY	25.00		25.00	BLUE CAPITAL EQUITY GMBH	(a)
VBII INDUSTRIE UND IMMOBILIEN GMBH	HAMBURG - GERMANY	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
VBV - BETRIEBLICHE ALTERSVORSORGE AG	WIEN - AUSTRIA	13.48		13.48	BANK AUSTRIA CREDITANSTALT AG	(a)
VBW BAUEN UND WOHNEN GMBH	BOCHUM - GERMANY	10.77		10.77	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VCI VOLTA CENTER IMMOBILIENVERWALTUNGS GMBH	MUNICH - GERMANY	100.00		100.00	HVB PROJEKT GMBH	(a)
VENETO SVILUPPO SPA	VENICE - ITALY	15.30	15.30		UNICREDITO ITALIANO SPA	(a)
VERBA VERWALTUNGSGESELLSCHAFT M.B.H.	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VEREINSBANK LEASING INTERNATIONAL VERWALTUNGSGESELLSCHAFT M.B.H.	HAMBURG - GERMANY	100.00		100.00	HVB LEASING GMBH	(a)

NAME	MAIN OFFICE	% TOTAL	% DIRECT	% INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MUNICH - GERMANY	70.00		70.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VEREINWEST OVERSEAS FINANCE (JERSEY) LIMITED	ST. HELIER - JERSEY C.I.	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VERWALTUNGSGESELLSCHAFT KATHARINENHOF MBH	HAMBURG - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VINTNERS LONDON INVESTMENTS (NILE) LIMITED	GEORGE TOWN - CAYMAN ISLANDS	100.00		100.00	HVB INVESTMENTS (UK) LIMITED	(a)
VIRGINIA SRL	MODENA - ITALY	58.94		58.94	UNICREDIT BANCA SPA	(b)
VISA-SERVICE KREDITKARTEN AKTIENGESELLSCHAFT	WIEN - AUSTRIA	50.10		50.10	BANK AUSTRIA CREDITANSTALT AG	(a)
VIVATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH - GERMANY	100.00		100.00	HVB IMMOBILIEN AG	(a)
VOTIV VERSICHERUNGSVERMITTLUNGS-GESMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	(a)
VUWB INVESTMENTS INC.	ATLANTA - USA	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
VV IMMOBILIEN GMBH & CO. GB KG	DUSSELDORF - GERMANY	13.64		13.64	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VVB GESELLSCHAFT ZUR VERMITTLUNG VON FINANZDIENSTLEISTUNGEN MBH	MUNICH - GERMANY	100.00		80.00	VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	(a)
				20.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
VWP FACILITY MANAGEMENT GESELLSCHAFT M.B.H.	GOTZIS - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT REAL INVEST GMBH	(a)
WAVE SOLUTIONS HUNGARY BANK ES PENZUGYTECHNIKAI TANACSADA KFT.	BUDAPEST - HUNGARY	100.00		98.75	WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	(a)
				1.25	UNICREDIT BANK HUNGARY ZRT.	(a)
WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WBT WOHNPARK MARKHOFGASSE VERMIETUNGS-GMBH	WIEN - AUSTRIA	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
WEAG LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WEALTH MANAGEMENT CAPITAL HOLDING GMBH	MUNICH - GERMANY	100.00		100.00	BAYERISCHE HYPO UND VEREINSBANK AG	(a)
WED HOLDING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	48.06		48.06	BANK AUSTRIA CREDITANSTALT AG	(a)
WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	WIEN - AUSTRIA	100.00		38.00	BANK AUSTRIA CREDITANSTALT AG	(a)
				62.00	WED HOLDING GESELLSCHAFT M.B.H.	(a)
WEILBURG GRUNDSTUCKVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
WERTWEISER GMBH	MUNICH - GERMANY	50.00		50.00	HVB EXPERTISE GMBH	(a)
WIEN MITTE IMMOBILIEN GMBH	WIEN - AUSTRIA	50.00		50.00	BA-CA WIEN MITTE HOLDING GMBH	(a)
WIENER BORSE AG	WIEN - AUSTRIA	12.21		11.71	BANK AUSTRIA CREDITANSTALT AG	(a)
				0.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
WIENER KREDITBURGSCHAFTSGESELLSCHAFT M.B.H.	WIEN - AUSTRIA	24.49		24.49	BANK AUSTRIA CREDITANSTALT AG	(a)
WIRTSCHAFTS- UND DIENSTLEISTUNGSPARK STADTGUT STEYR GMBH	STEYR - AUSTRIA	12.43		12.43	BANK AUSTRIA CREDITANSTALT AG	(a)
WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT,	WIEN - AUSTRIA	54.66		54.66	BANK AUSTRIA CREDITANSTALT AG	(a)
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
XAA AGENZIA ASSICURATIVA SPA	MILAN - ITALY	100.00		100.00	UNICREDIT XELION BANCA SPA	(a)
XELION DORADCY FINANSOWI SP. Z.O.O.	WARSAW - POLAND	100.00	50.00		UNICREDITO ITALIANO SPA	(a)
				50.00	BANK PEKAO SA	(a)
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	99.80		99.80	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	CALG GRUNDSTUCKVERWALTUNG GMBH	(a)
Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE	% TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100 00	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100.00		100.00	MID GARAGEN GMBH	(a)
Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100 00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B H.	(a)
Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100 00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KSI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100 00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100 00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100 00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100 00		100.00	MID GARAGEN GMBH	(a)
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN - AUSTRIA	100 00		100.00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ZABA TURIZAM D.O.O.	ZAGREB - CROATIA	100 00		100.00	ZAGREBACKA BANKA DD	(a)
ZAGRA LEASING D.O.O. ZA FINANCIRANJE	ZAGREB - CROATIA	100.00		100 00	BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
ZAGREB NEKRETNINE D.O.O.	ZAGREB - CROATIA	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZAGREBACKA BANKA DD	ZAGREB - CROATIA	84.78		84.71	BANK AUSTRIA CREDITANSTALT AG	(a)
				0.07	ZAGREBACKA BANKA DD	(a)
ZANE BH D.O.O.	SARAJEVO - BOSNIA & HERZEGOVINA	100.00		100.00	ZAGREB NEKRETNINE D O.O.	(a)
ZAO "IMB-LEASING"	MOSCOW - RUSSIA	100.00		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
ZAO IMB-REAL ESTATE	MOSCOW - RUSSIA	100.00		100.00	CLOSED JOINT STOCK COMPANY INTERNATIONAL MOSCOW BANK	(a)
ZAO LOCAT LEASING RUSSIA	MOSCOW - RUSSIA	62.00		62.00	LOCAT SPA	(a)
ZB INVEST D.O.O.	ZAGREB - CROATIA	100 00		100.00	ZAGREBACKA BANKA DD	(a)
ZETA ACHT HANDELS GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZETA FUNF HANDELS GMBH	WIEN - AUSTRIA	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZETA NEUN HANDELS GMBH	WIEN - AUSTRIA	100.00		100 00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZIVNOSTENSKA BANKA AS	PRAGUE - CZECH REPUBLIC	100.00		100.00	BANK AUSTRIA CREDITANSTALT AG	(a)
ZIVNOSTENSKA FINANCE BV	AMSTERDAM - NETHERLANDS	100.00		100.00	ZIVNOSTENSKA BANKA AS	(a)
ZUGLIA SRL IN LIQUIDATION	VICENZA - ITALY	100.00		100 00	UNICREDITO GESTIONE CREDITI SPA - BANCA PER LA GESTIONE DEI CREDITI	(b)
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN - GERMANY	100.00		100 00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)

(a) Investments, banking and trading book.
(b) Pledge.

Parent Company Accounts

(€'000)

BALANCE SHEET

	Assets	30.06.2007	31.12.2006
10.	Cash and cash balances	24,609	25,707
20.	Financial assets held for trading	7,316,336	5,243,164
30.	Financial assets at fair value through profit or loss	38,040	38,657
40.	Available-for-sale financial assets	4,036,374	3,729,743
60.	Loans and receivables with banks	98,994,662	112,175,677
70.	Loans and receivables with customers	13,496,041	11,875,809
80.	Hedging derivatives	394,646	660,603
90.	Changes in fair value to		
	portfolio hedged financial assets (+/-)	(3,964)	(1,854)
100.	Investments in associates and joint ventures	54,293,113	37,399,169
110.	Property, plant and equipment	11,902	12,670
120.	Intangible assets:	751	905
	of which:		
	- goodwill	-	-
130.	Tax assets:	1,025,189	1,266,502
	a) current tax assets	*506,212*	*875,782*
	b) deferred tax assets	*518,977*	*390,720*
150.	Other assets	1,820,604	1,862,492
	Total assets	**181,448,303**	**174,289,244**

	Liabilities and Shareholders' Equity	30.06.2007	31.12.2006
10.	Deposits from banks	69,838,238	63,548,031
20.	Deposits from customers	5,948,964	5,761,756
30.	Debt securities in issue	64,604,832	67,809,651
40.	Financial liabilities held for trading	2,707,382	1,863,807
60.	Hedging derivatives	1,572,298	1,353,215
70.	Changes in fair value to		
	portfolio hedged financial liabilities (+/-)	(921,733)	(364,841)
80.	Tax liabilities:	969,157	1,341,693
	a) current tax liabilities	*380,563*	*889,556*
	b) deferred tax liabilities	*588,594*	*452,137*
100.	Other liabilities	1,150,503	989,742
110.	Provision for employee severance pay	41,553	55,518
120.	Provisions for risks and charges:	483,045	497,228
	a) post-retirement benefit obligations	*407,434*	*412,191*
	b) other provisions	*75,611*	*85,037*
130.	Revaluation reserves	1,187,695	1,155,830
160.	Reserves	9,132,809	4,774,161
170.	Share premium	17,639,468	17,628,233
180.	Share capital	5,222,465	5,219,126
190.	Treasury shares (-)	(358,416)	(358,416)
200.	Net Profit or Loss (+/-)	2,230,043	3,014,510
	Total liabilities and shareholders' equity	**181,448,303**	**174,289,244**

(€ '000)

INCOME STATEMENT			
		FIRST HALF	
	Items	2007	2006
10.	Interest income and similar revenues	2,625,767	1,959,497
20.	Interest expense and similar charges	(3,122,441)	(1,998,865)
30.	**Net interest margin**	**(496,674)**	**(39,368)**
40.	Fee and commission income	37,910	37,615
50.	Fee and commission expense	(11,440)	(10,910)
60.	**Net fees and commissions**	**26,470**	**26,705**
70.	Dividend income and similar revenue	2,738,620	2,143,254
80.	Gains and losses on financial assets and liabilities held for trading	19,548	18,712
90.	Fair value adjustments in hedge accounting	4,337	(1,098)
100	Gains and losses on disposal of:	(919)	11,268
	a) loans	..	*10*
	b) available-for-sale financial assets	*(919)*	*11,258*
	c) held-to-maturity investments	-	-
	d) financial liabilities	-	-
110	Gains and losses on financial assets/liabilities at fair value through profit or loss	(22)	262
120	**Operating income**	**2,291,360**	**2,159,735**
130	Impairment losses on:	2,499	5,818
	a) loans	*3,031*	*6,502*
	b) available-for-sale financial assets	*(533)*	*(577)*
	c) held-to-maturity investments	-	-
	d) other financial assets	*1*	*(107)*
140	**Net profit from financial assets**	**2,293,859**	**2,165,553**
150	Administrative costs:	(288,710)	(243,560)
	a) staff expenses	*(153,166)*	*(125,774)*
	b) other administrative expenses	*(135,544)*	*(117,786)*
160	Provisions for risks and charges	1,288	(10,882)
170	Impairment/write-backs on property, plant and equipment	(1,048)	(1,788)
180	Impairment/write-backs on intangible assets	(280)	(655)
190	Other net operating income	(10,176)	20,729
200	**Operating costs**	**(298,926)**	**(236,156)**
210	Profit (loss) of associates	(4,356)	56,950
240	Gain and losses on disposal of investments	137	119
250	**Total profit or loss before tax from continuing operations**	**1,990,714**	**1,986,466**
260	Tax expenses (income) related to profit or loss from continuing operations	239,329	47,610
270	**Total profit or loss after tax from continuing operations**	**2,230,043**	**2,034,076**
290	**Net Profit or Loss for the period**	**2,230,043**	**2,034,076**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS AT 30.06.2007

	BALANCE AS AT 31.12.2006	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2007	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD								SHAREHOLDERS' EQUITY AS AT 30.06.2007
							SHAREHOLDERS' EQUITY TRANSACTIONS							
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS	NET PROFIT OR LOSS AS AT 30.06.2007	
Share capital:	5,219,126	-	5,219,126	-	-	-	3,339	-	-	-	-	-	-	5,222,465
a) ordinary shares	5,208,273	-	5,208,273	-	-	-	3,339	-	-	-	-	-	-	5,211,612
b) other shares	10,853	-	10,853	-	-	-	-	-	-	-	-	-	-	10,853
Share premium	17,628,233	-	17,628,233	-	-	-	11,235	-	-	-	-	-	-	17,639,468
Reserves:	4,774,161	-	4,774,161	528,281	-	3,818,208	(2,043)	-	-	-	-	14,202	-	9,132,809
a) from profits	1,451,569	-	1,451,569	528,281	-	-	(2,043)	-	-	-	-	-	-	1,977,807
b) other	3,322,592	-	3,322,592	-	-	3,818,208	-	-	-	-	-	14,202	-	7,155,002
Revaluation reserves:	1,155,830	-	1,155,830	-	-	31,865	-	-	-	-	-	-	-	1,187,695
a) available-for-sale	867,494	-	867,494	-	-	38,071	-	-	-	-	-	-	-	905,565
b) cash-flow hedging	11,316	-	11,316	-	-	(6,206)	-	-	-	-	-	-	-	5,110
c) other (1)	277,020	-	277,020	-	-	-	-	-	-	-	-	-	-	277,020
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	(358,416)	-	(358,416)	-	-	-	-	-	-	-	-	-	-	(358,416)
Net Profit (Loss) for the period	3,014,510	-	3,014,510	(528,281)	(2,486,229)	-	-	-	-	-	-	-	2,230,043	2,230,043
Shareholders' equity	31,433,444	-	31,433,444	-	(2,486,229)	3,850,073	12,531	-	-	-	-	14,202	2,230,043	35,054,084

(1) Special revaluation laws

(€ '000)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AS AT 30.06.2006

	BALANCE AS AT 31.12.2005 (*)	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2006	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD								SHAREHOLDERS' EQUITY AS AT 30.06.2006
							SHAREHOLDERS' EQUITY TRANSACTIONS							
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS	NET PROFIT OR LOSS AS AT 30.06.2006	
Share capital:	5,195,277	-	5,195,277	-	-	-	23,023	-	-	-	-	-	-	5,218,300
a) ordinary shares	5,184,424	-	5,184,424	-	-	-	23,023	-	-	-	-	-	-	5,207,447
b) other shares	10,853	-	10,853	-	-	-	-	-	-	-	-	-	-	10,853
Share premium	16,816,170	-	16,816,170	-	-	-	183,455	-	-	-	-	-	-	16,979,625
Reserves:	5,876,808	-	5,876,808	234,669	(733,387)	-	(2,748)	-	-	-	-	16,831	-	5,392,173
a) from profits	1,953,035	-	1,953,035	234,669	(733,387)	-	(2,748)	-	-	-	-	-	-	1,451,569
b) other	3,923,773	-	3,923,773	-	-	-	-	-	-	-	-	16,831	-	3,940,604
Revaluation reserves:	1,606,609	-	1,606,609	-	-	(86,370)	-	-	-	-	-	-	-	1,520,239
a) available-for-sale	1,330,266	-	1,330,266	-	-	(35,371)	-	-	-	-	-	-	-	1,294,895
b) cash-flow hedging	(677)	-	(677)	-	-	(50,999)	-	-	-	-	-	-	-	(51,676)
c) other (1)	277,020	-	277,020	-	-	-	-	-	-	-	-	-	-	277,020
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	(358,416)	-	(358,416)	-	-	-	-	-	-	-	-	-	-	(358,416)
Net Profit (Loss) for the period	1,776,919	-	1,776,919	(234,669)	(1,542,250)	-	-	-	-	-	-	-	2,034,076	2,034,076
Shareholders' equity	30,913,367	-	30,913,367	-	(2,275,637)	(86,370)	183,730	-	-	-	-	16,831	2,034,076	30,785,997

(*) Items disclosed under IFRS.
(1) Special revaluation laws.

(€ '000)

CASH FLOW STATEMENT		FIRST HALF 2007	2006
A.	**OPERATING ACTIVITIES**		
1.	**Operations**	**(840,690)**	**(111,124)**
	- profit (loss) for the period (+/-)	2,230,043	2,034,076
	- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities at fair value through profit and loss (+/-)	(31,507)	(14,092)
	- capital gains/losses on hedging transactions (+/-)	(4,337)	1,098
	- net write-offs/write-backs due to impairment (+/-)	446	492
	- net write-offs/write-backs on tangible and intangible assets (+/-)	1,327	2,444
	- provisions and other incomes/expenses (+/-)	(1,539)	(71,655)
	- tax not paid (+/-)	(208,994)	(47,282)
	- other adjustements	(2,626,129)	(2,016,205)
2.	**Liquidity generated/absorbed by financial assets**	**10,691,794**	**1,031,415**
	- financial assets held for trading	(1,507,750)	3,816,557
	- financial assets at fair value through profit and loss	602	(1,741,412)
	- available-for-sale financial assets	(319,828)	(428)
	- loans and receivables with banks	13,181,065	(1,487,621)
	- loans and receivables with customers	(1,620,196)	148,929
	- other assets	957,901	295,390
3.	**Liquidity generated/absorbed by financial liabilities**	**2,798,818**	**159,113**
	- deposits from banks	6,290,207	(2,489,218)
	- deposits from customers	187,208	535,146
	- debt securities in issue	(3,204,819)	2,898,767
	- financial liabilities held for trading	309,675	204,275
	- financial liabilities at fair value through profit and loss	-	-
	- other liabilities	(783,453)	(989,857)
	Net liquidity generated/absorbed by operating activities	**12,849,922**	**1,079,404**
B.	**INVESTING ACTIVITIES**		
1.	**Liquidity generated by:**	**2,744,209**	**1,064,459**
	- sales of equity investments	47,536	171,371
	- collected dividends on equity investments	2,706,123	2,100,254
	- sales of financial assets held for trading	-	-
	- sales of property, plant and equipment	164	138
	- sales of intangible assets	-	-
	- disposal of businesses	(9,614)	(1,207,304)
2.	**Liquidity absorbed by:**	**(13,121,164)**	**(68,097)**
	- purchases of equity investments	(13,120,361)	(67,538)
	- purchases of financial assets held for trading	-	-
	- purchases of tangible assets	(674)	(465)
	- purchases of intangible assets	(129)	(94)
	- purchase of businesses	-	-
	Net liquidity generated/absorbed by investing actvities	**(10,376,955)**	**996,362**
C.	**FINANCING ACTIVITIES**		
	- issue/purchase of treasury shares	12,531	183,730
	- issue/purchase of equity instruments	-	-
	- distribution of dividends and other purposes	(2,486,229)	(2,275,637)
	Net liquidity generated/absorbed by financing actvities	**(2,473,698)**	**(2,091,907)**
	NET LIQUIDITY GENERATED/ABSORBED DURING THE PERIOD	**(731)**	**(16,141)**

LEGEND: (+) generated; (-) absorbed

(€ '000)

RECONCILIATION	FIRST HALF 2007	2006
Cash and cash equivalents at the beginning of the year	**25,707**	**46,227**
Net liquidity generated/absorbed during the period	(731)	(16,141)
Cash and cash equivalents: effect of exchange differences	(367)	(1,265)
Cash and cash equivalents at the end of the period	**24,609**	**28,821**

Declaration by the Senior Manager in charge of drawing up Company Accounts

The undersigned, Ranieri de Marchis, in his capacity as the senior manager in charge of drawing up UniCredit SpA's company accounts

DECLARES

as prescribed by §154bis, 2 of the Testo unico delle disposizioni in materia di intermediazione finanziaria [the "Single Financial Services Act"] that the Consolidated First Half Report at 30 June 2007 agrees with the documentary records, ledgers and accounting data.

Milan, 16 October 2007

Senior Manager in charge
of drawing up Company Accounts

Report of the External Auditors

KPMG
KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
UniCredito Italiano S.p.A.

1 We have reviewed the interim consolidated financial statements comprising the balance sheet, income statement, statement of changes in equity, cash flow statement (the "financial schedules") and notes thereto of the UniCredito Italiano Group as at and for the six months ended 30 June 2007, which are included in the half year report of UniCredito Italiano S.p.A.. This half year report is the responsibility of the parent's directors. Our responsibility is to prepare this report based on our review. We have also reviewed the part of the half year report describing the activities of the group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review consisted primarily of the collection of information relating to the captions of the financial schedules and the consistency of application of the accounting policies through discussions with company directors and analytical procedures applied to the financial data presented in the financial schedules. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than an audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our report on the annual consolidated financial statements, we do not express an audit opinion on the half year report.

3 With regard to the comparative figures included in the financial schedules relative to the annual consolidated financial statements of the previous year, reference should be made to our report dated 12 April 2007. As disclosed in the notes, the parent's directors restated the comparative figures relative to the half year report of the previous year. We reviewed such half year report and issued our review report thereon on 11 October 2006. We have examined the methods used to restate such corresponding figures and related disclosures to the extent that we considered to be necessary for the purposes of this report.

4 Based on our review, we are not aware of any material modifications or integrations that should be made to the financial schedules and notes thereto referred to in paragraph 1 for them to be in conformity with IAS 34 and the guidelines governing the preparation of the half year reports set out in article 81 of the Consob regulation adopted with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

Milan, 17 October 2007

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit

END